     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2000

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                          SNAPPLE BEVERAGE GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               2086                              65-0748978
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL                (IRS EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                              -------------------
                             709 WESTCHESTER AVENUE
                          WHITE PLAINS, NEW YORK 10604
                                 (914) 397-9200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------
                              GARY G. LYONS, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          SNAPPLE BEVERAGE GROUP, INC.
                             709 WESTCHESTER AVENUE
                          WHITE PLAINS, NEW YORK 10604
                                 (914) 397-9295
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------
                                   COPIES TO:

                NEALE M. ALBERT, ESQ.                     RICHARD SANDLER, ESQ.
      PAUL, WEISS, RIFKIND, WHARTON & GARRISON           DAVIS POLK & WARDWELL
             1285 AVENUE OF THE AMERICAS                  450 LEXINGTON AVENUE
            NEW YORK, NEW YORK 10019-6064               NEW YORK, NEW YORK 10017
                   (212) 373-3000                            (212) 450-4224

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              -------------------
                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                  TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM                 AMOUNT OF
               SECURITIES TO BE REGISTERED                  AGGREGATE OFFERING PRICE(1)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share.                             $115,000,000                    $30,360
==================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                              -------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JUNE 27, 2000

                                             SHARES

                          SNAPPLE BEVERAGE GROUP, INC.
                                  COMMON STOCK

                               ------------------

SNAPPLE BEVERAGE GROUP, INC. IS OFFERING        SHARES OF ITS COMMON STOCK. THIS
IS OUR INITIAL PUBLIC OFFERING OF COMMON STOCK AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL
BE BETWEEN $   AND $   PER SHARE.

                              -------------------

WE INTEND TO APPLY TO LIST OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL 'SNP.'

                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 10.

                              -------------------

                              PRICE $     A SHARE

                              -------------------

                                                                                           PROCEEDS TO
                                                                                             SNAPPLE
                                                                          UNDERWRITING      BEVERAGE
                                                              PRICE TO    DISCOUNTS AND      GROUP,
                                                               PUBLIC      COMMISSIONS        INC.
                                                               ------      -----------        ----
Per Share...................................................  $            $                $
Total.......................................................  $            $                $

Snapple Beverage Group, Inc. has granted the underwriters the right to purchase
up to an additional     shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER
                         DONALDSON, LUFKIN & JENRETTE
                                                     ING BARINGS
                                                                 LEHMAN BROTHERS

         , 2000

            TABLE OF CONTENTS

Prospectus Summary.....................     3
Risk Factors...........................    10
Special Note Regarding Forward-Looking
  Statements...........................    18
Separation from Triarc.................    19
The Restructuring......................    21
Use of Proceeds........................    23
Dividend Policy........................    23
Capitalization.........................    24
Unaudited Pro Forma Condensed
  Consolidated Financial Statements....    25
Selected Consolidated Financial Data...    37
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operation............................    43
Quantitative and Qualitative
  Disclosures About Market Risk........    72
Business...............................    74
Management.............................    84
Relationship with Triarc and Related
  Party Transactions...................    96
Principal Stockholders.................   103
Description of Capital Stock...........   104
Description of Indebtedness............   107
United States Federal Income Tax
  Consequences to Non-United States
  Holders of Common Stock..............   111
Shares Available for Future Sale.......   114
Underwriters...........................   116
Legal Matters..........................   118
Experts................................   118
Where You Can Find More Information....   118
Index to Financial Statements..........   F-1

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                              -------------------

    References to 'we', 'us', and 'our' refer to Triarc Consumer Products Group, LLC, which, as a result of a series of transactions to occur in connection with the offering, will effectively be merged with and into Snapple Beverage Group, Inc., together with its consolidated subsidiaries. References to 'Triarc' refer to Triarc Companies, Inc., our parent company.

    In connection with the offering and the related transactions, our restaurant franchising business will be effectively distributed to our parent company. See 'The Restructuring.' The historical financial information presented in this prospectus is prepared for Triarc Consumer Products Group, LLC. The pro forma financial information is, except as otherwise noted, prepared for Snapple Beverage Group, Inc. as if the offering and related transactions had already occurred. The related transactions have not been reflected in the historical financial statements included elsewhere in this prospectus because the related transactions will not have occurred prior to the registration statement of which this prospectus is a part being declared effective by the Securities and Exchange Commission. Because the offering is conditioned upon the related transactions, the description of our business contained under 'Prospectus Summary' and 'Business' does not present information about our restaurant franchising business. In addition, we have not presented information about officers of our restaurant franchising business in the section entitled 'Management' or disclosure about relationships between our restaurant franchising business and related parties in the section entitled 'Relationship with Triarc and Related Party Transactions.'

                              -------------------

    Trademarks, copyrights and other intellectual property owned or licensed by us or our subsidiaries appear in italics the first time that they are referred to in this prospectus. All other trademarks appearing in this prospectus are the property of their respective owners.

                              -------------------

    Snapple Beverage Group, Inc. is a Delaware corporation. Snapple Beverage Group, Inc.'s principal executive offices are located at 709 Westchester Avenue, White Plains, New York 10604, and its telephone number at that address is (914) 397-9200.

                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. In connection with the offering and the related transactions, we will no longer own the restaurant franchising business which is included as part of our historical financial statements included elsewhere in this prospectus. As a result, the discussion below does not present information about the restaurant franchising business. You should read this entire prospectus carefully, including the section entitled 'Risk Factors' and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                             SNAPPLE BEVERAGE GROUP

    We are a leading premium beverage company and a leading supplier of concentrates for private label carbonated soft drinks in North America. We own the Snapple, Mistic and Stewart's premium beverage brands. According to A.C. Nielsen data, in 1999 our premium brands had the leading share (33%) of U.S. premium beverage sales volume in convenience stores, grocery stores and mass merchandisers. We continue to increase consumer awareness for our premium beverage brands with innovative marketing and new product introductions. We also own the Royal Crown carbonated soft drink brand, the largest national brand cola available to the independent bottling system.

    For the three months ended April 2, 2000, we had pro forma revenues of $170.6 million and pro forma EBITDA of $19.2 million, an increase of approximately 5.5% and 35.2%, respectively, compared with the three months ended April 4, 1999. For the twelve months ended January 2, 2000, we had pro forma revenues of $773.9 million and pro forma EBITDA of $100.7 million, an increase of approximately 5.1% and 6.2%, respectively, compared with the twelve months ended January 3, 1999. Pro forma revenues and EBITDA exclude the Arby's restaurant franchising business, which we will no longer own after the offering and the related transactions described under 'The Restructuring.' Our operating strategy has allowed us to maintain an efficient cost structure requiring minimal capital expenditures. We have also developed an efficient route to market by controlling distribution in a number of our key markets and developing a nationwide network of third-party distributors. We believe that our focus on the premium beverage market creates significant opportunities for continued growth in our core products as well as through new product development and geographic expansion.

    Our management team has substantial experience in the premium beverage and carbonated soft drink business and a proven operating record relating to manufacturing, operations, sales, distribution and financial management. Michael Weinstein, our Chief Executive Officer, was named Beverage Industry's 1999 Executive of the Year, and Mr. Weinstein and Kenneth Gilbert, our Senior Vice President, Marketing, were named Brand Week's 1999 Marketers of the Year.

PREMIUM BEVERAGES (SNAPPLE, MISTIC AND STEWART'S)

    We are a leader in the U.S. wholesale premium beverage market, which we estimate is approximately a $3.0 billion market. Through the first quarter of 2000, our premium beverages have achieved ten consecutive quarters of case volume growth compared to the prior year's quarter. Premium beverages contain high quality ingredients, use innovative packaging and are often sold in single serving packages primarily through convenience stores and other small retail outlets. Premium beverage products typically command higher prices and margins than non-premium beverages such as carbonated soft drinks and bottled water.

     Snapple: Snapple Beverage Corp. markets and distributes a wide variety of premium beverages, including all-natural ready-to-drink teas, fruit drinks and juices under the Snapple, Snapple Elements, WhipperSnapple and Snapple Farms brand names. According to A.C. Nielsen data, in 1999 Snapple had the leading share (28%) of U.S. premium beverage sales volume in convenience stores, grocery stores and mass merchandisers, compared to 10% for the next highest brand. Snapple's case sales increased approximately 10% in the first quarter 2000 compared to the first quarter 1999, 7.3% in 1999 compared to 1998 and 8.4% in 1998 compared to 1997. Since acquiring Snapple in May 1997, we have strengthened our distributor relationships, improved promotional initiatives and significantly increased new product introductions and packaging innovations.

     Mistic: Mistic Brands, Inc. markets and distributes a wide variety of premium beverages, including fruit drinks, ready-to-drink teas, juices and flavored seltzers under the Mistic, Mistic Fruit Blast and Mistic Zotics brand names. In general, Mistic complements Snapple by appealing to consumers who prefer a sweeter product with stronger fruit flavors. Since Triarc acquired Mistic in August 1995, Mistic has introduced more than 35 new flavors, a line of fruit juices, various new bottle sizes and shapes and numerous new package designs.

     Stewart's: Stewart's Beverages, Inc., the exclusive soft drink licensee of Stewart's brand beverages, markets and distributes Stewart's brand premium soft drinks, including Root Beer, Orange N'Cream, Diet Root Beer and the new 'S' line of diet premium soft drinks. Through the first quarter of 2000, Stewart's has experienced 30 consecutive quarters of double-digit percentage case sales increases compared to the prior year's comparable quarter.

    Our premium beverage growth strategy is to continue to:

     increase consumer awareness and strengthen brand imagery of both core and new products through innovative marketing and advertising and unique packaging,

     expand and improve distribution,

     control production and logistics costs through favorable supply and freight arrangements and other cost savings initiatives,

     minimize capital expenditures through the use of third-party co-packers and the continued use of independent distributors, and pursue acquisitions of additional beverage brands and selective acquisitions of additional distributors.

SOFT DRINK CONCENTRATES (ROYAL CROWN)

    Through Royal Crown Company, Inc., we participate in the approximately $58 billion domestic retail carbonated soft drink market. Royal Crown produces and sells concentrates used in the production of carbonated soft drinks. Royal Crown is the exclusive supplier of cola concentrate and a primary supplier of other flavor concentrates to Cott Corporation for retailer branded products. Based on public disclosures, Cott is a leading worldwide supplier of premium quality retailer brand carbonated soft drinks. We also sell these concentrates to independent, licensed bottlers who manufacture and distribute finished beverage products domestically and internationally. Our branded products include:
RC Cola, Diet RC Cola, Cherry RC Cola, RC Edge, Diet Rite Cola, Diet Rite flavors, Nehi, Upper 10 and Kick. RC Cola is the largest national brand cola available to bottlers who do not bottle either Coca-Cola or Pepsi Cola branded soft drinks.

    Our soft drink concentrate growth strategy is to continue to:

     enhance Royal Crown's strategic relationship with Cott by assisting in the development of new products,

     focus marketing resources in markets where Royal Crown's market share is strongest and on targeted promotional relationships, including those involving Little League Baseball, the World Wrestling Federation and the Sears Craftsman Truck Series of NASCAR, and

     expand Royal Crown's international business.

                             SEPARATION FROM TRIARC

    Snapple Beverage Group, Inc. is currently 99.9% indirectly owned by Triarc. After the completion of the offering, Triarc will indirectly own approximately
   % of the outstanding shares of our common stock, or    % if the underwriters
fully exercise their option to purchase additional shares. In addition, we have
issued options to purchase an additional         shares of our common stock. On
a fully diluted basis, Triarc will indirectly own approximately    % of the
shares of our common stock after the offering, or    % if the underwriters fully
exercise their option to purchase additional shares.

    It is Triarc's current intention, following the completion of the offering, to effect a tax-free separation of its remaining interest in our company. Triarc's board of directors has authorized Triarc's officers to pursue a separation following the completion of the offering conditioned on, among other things, market conditions, the consent of the holders of Triarc's outstanding debentures or the redemption of the debentures, to be financed on terms satisfactory to Triarc, and receipt of a favorable ruling from the Internal Revenue Service or other assurance acceptable to Triarc that a separation will be tax-free to Triarc and its stockholders. We cannot assure you that Triarc will be able to satisfy all those conditions. In addition, Triarc will not be obligated to complete a separation and will, in its sole discretion, determine if and when a separation will occur, its structure and all of its terms. Please refer to the section of this prospectus entitled 'Separation from Triarc.'

    If Triarc does not complete a separation, it will continue to control us. Please refer to the sections of this prospectus entitled 'Risk Factors -- Risks Relating to Our Relationship with Triarc -- Triarc's ownership of our common stock may have adverse consequences to you,' ' -- We may face potential conflicts of interest with Triarc that may be adverse to our business' and 'Relationship With Triarc and Related Party Transactions.'

    After the offering is completed, Triarc will continue to provide some administrative services to us in a manner generally consistent with past practices. We have entered into intercompany agreements with Triarc relating to these services and other matters, including a tax sharing agreement and a management services agreement, and plan to enter into an initial public offering and separation agreement, a release and indemnification agreement and a registration rights agreement before the offering is completed. Please refer to the sections of this prospectus entitled 'Risk Factors -- Risks Relating to Our Relationship with Triarc -- Agreements and arrangements that we have or will have with Triarc are not subject to arm's-length negotiations,' ' -- Triarc's control of our tax matters could result in additional liabilities to us' and 'Relationship With Triarc and Related Party Transactions.'

                  THE OFFERING

Common stock offered.........................        shares

Common stock to be outstanding after the
  offering...................................        shares

Over-allotment option........................        shares

Use of Proceeds..............................  We expect to use the net proceeds of the offering, together with the cash received from a financing of the
                                               restaurant franchising business, our cash on hand and
                                               borrowings under a new credit facility, to repay
                                               indebtedness under our existing credit facility and to pay fees and expenses related to the offering and the related
                                               transactions. The closing of those other transactions is a condition to the closing of the offering. Please refer to
                                               the section of this prospectus entitled 'Use of Proceeds.'

Dividend Policy..............................  We do not plan to pay cash dividends on our common stock in the foreseeable future. In addition, our debt
                                               instruments restrict the payment of cash dividends. Please refer to the section in this prospectus entitled 'Dividend
                                               Policy.'

Proposed New York Stock Exchange trading
  symbol.....................................  'SNP'

                              -------------------

    Unless we specifically state otherwise, information in this prospectus about the number of shares of our outstanding common stock:

     reflects a    to 1 stock split of our outstanding common stock to occur
     prior to the closing of the offering,

     does not reflect the sale of up to         shares of common stock which the
     underwriters have the option to purchase from us to cover over-allotments, and

     does not include         shares of common stock that are issuable upon the
     exercise of outstanding stock options.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table presents summary financial data, which are derived from the historical financial statements contained elsewhere in this prospectus. You should read the information contained below in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' as well as the historical financial statements and the notes thereto included elsewhere in this prospectus.

    You should be aware that our results of operations and financial condition will be significantly affected by the offering and the restructuring and other related transactions to occur in connection with the offering. You should read our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

                                                               YEARS ENDED                   THREE MONTHS ENDED
                                                  --------------------------------------   -----------------------
                                                  DECEMBER 28,   JANUARY 3,   JANUARY 2,    APRIL 4,     APRIL 2,
                                                      1997          1999         2000         1999         2000
                                                      ----          ----         ----         ----         ----
                                                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenues
     Net sales..................................   $ 629,621      $735,436    $ 770,943    $ 159,888    $ 170,345
     Royalties, franchise fees and other
       revenues.................................      66,531        79,600       83,029       18,303       19,673
                                                   ---------      --------    ---------    ---------    ---------
 Total revenues.................................     696,152       815,036      853,972      178,191      190,018
 Cost of sales, excluding depreciation and
   amortization related to sales................     331,391       387,994      407,708       82,140       89,273
 Depreciation and amortization related to
   sales........................................       1,032         1,672        2,102          449          499
                                                   ---------      --------    ---------    ---------    ---------
 Gross profit...................................     363,729       425,370      444,162       95,602      100,246
 Advertising, selling and distribution
   expenses.....................................     183,221       197,877      201,451       47,756       46,372
 General and administrative expenses............      83,546        91,165       92,909       22,283       24,724
 Depreciation and amortization, excluding
   depreciation and amortization related to
   sales and amortization of deferred financing
   costs........................................      24,212        31,136       29,958        7,403        7,824
 Other operating expenses.......................      40,878        --            2,338        2,250          204
                                                   ---------      --------    ---------    ---------    ---------
 Operating profit...............................      31,872       105,192      117,506       15,910       21,122
 Interest expense...............................     (58,019)      (60,235)     (76,605)     (16,701)     (20,733)
 Gain (loss) on sale of businesses, net.........      (3,513)        5,016         (533)          85           96
 Other income, net..............................       5,532         5,298        6,782        3,156          966
                                                   ---------      --------    ---------    ---------    ---------
 Income (loss) before income taxes and
   extraordinary charges........................     (24,128)       55,271       47,150        2,450        1,451
 Benefit from (provision for) income taxes......       5,142       (25,284)     (21,672)      (1,213)        (709)
                                                   ---------      --------    ---------    ---------    ---------
 Income (loss) before extraordinary charges.....     (18,986)       29,987       25,478        1,237          742
 Extraordinary charges..........................      (2,954)       --          (11,772)     (11,772)      --
                                                   ---------      --------    ---------    ---------    ---------
 Net income (loss)(1)...........................   $ (21,940)     $ 29,987    $  13,706    $ (10,535)   $     742
                                                   ---------      --------    ---------    ---------    ---------
                                                   ---------      --------    ---------    ---------    ---------
 Cash dividends.................................   $  --          $(23,556)   $(204,746)   $(204,746)   $  --

OTHER DATA:
 EBITDA(2)......................................   $  57,116      $138,000    $ 149,566    $  23,762    $  29,445
 Net cash provided by (used in) operating
   activities...................................      35,440        59,104       57,644      (29,608)     (25,540)
 Net cash provided by (used in) investing
   activities...................................    (305,629)       15,771      (43,328)     (18,775)      (7,556)
 Net cash provided by (used in) financing
   activities...................................     296,861       (36,325)     (26,935)     (18,037)      (2,915)
 Capital expenditures...........................       4,204        11,107        8,525        1,545        7,371

BALANCE SHEET DATA (AT END OF PERIOD):
 Total assets...................................   $ 853,961      $790,970    $ 828,215                 $ 821,303
 Long-term debt.................................     564,114       560,977      736,866                   735,652
 Redeemable preferred stock.....................      79,604        87,587       --                        --
 Member's deficit...............................     (42,860)      (44,721)    (173,885)                 (171,549)

                                                        (footnotes on next page)

(footnotes from previous page)

(1) As a result of the proposed restructuring transactions, the historical consolidated financial statements of Triarc Consumer Products Group are not indicative of the financial position and results of operations of the ongoing entity, Snapple Beverage Group, as restructured. As such, the historical income (loss) per share of Triarc Consumer Products Group is not presented since that data is not considered relevant.

(2) EBITDA is presented in order to allow for greater comparability between periods as well as an indication of results on an ongoing basis. We calculate EBITDA as operating profit (loss) plus depreciation and amortization (excluding amortization of deferred financing costs). Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, those disclosures may not be comparable with EBITDA as calculated by us. You should not think of EBITDA as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and EBITDA is not a measure of performance or financial condition under generally accepted accounting principles. However, EBITDA provides additional information for evaluating our ability to meet our obligations. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (1) operating, (2) investing and
    (3) financing activities. Cash flows from operating activities reflect net income or loss (including charges for interest and income taxes not reflected in EBITDA) adjusted for (1) all non-cash charges or credits (including, but not limited to, depreciation and amortization) and
    (2) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. The historical cash flows of Triarc Consumer Products Group are presented in the table above.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following table presents unaudited summary pro forma financial data, which are derived from the historical financial statements appearing elsewhere in this prospectus and gives effect to the effective distribution of our restaurant franchising business to Triarc. The pro forma data for the year ended January 2, 2000 and the three months ended April 2, 2000 also give effect to the other transactions described in 'Unaudited Pro Forma Condensed Consolidated Financial Statements' contained elsewhere in this prospectus, including the offering and the related use of proceeds. In addition, the pro forma data for the year ended January 2, 2000 reflect refinancing transactions that occurred in February and March 1999. You should read the information contained below in conjunction with 'The Restructuring,' 'Unaudited Pro Forma Condensed Consolidated Financial Statements,' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' as well as the historical financial statements and the notes thereto included elsewhere in this prospectus.

                                                                       YEARS ENDED
                                                       -------------------------------------------   THREE MONTHS
                                                         DECEMBER 28,      JANUARY 3,   JANUARY 2,       ENDED
                                                             1997             1999         2000      APRIL 2, 2000
                                                             ----             ----         ----      -------------
                                                                               (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Revenues
       Net sales.....................................      $555,426         $735,436     $772,617      $170,345
       Royalties, franchise fees and other
         revenues....................................           297              977        1,243           280
                                                           --------         --------     --------      --------
   Total revenues....................................       555,723          736,413      773,860       170,625
   Cost of sales, excluding depreciation and
     amortization related to sales...................       272,169          387,994      408,342        89,273
   Depreciation and amortization related to
     sales(1)........................................         1,032            1,672        2,102           499
                                                           --------         --------     --------      --------
   Gross profit......................................       282,522          346,747      363,416        80,853
   Advertising, selling and distribution expenses....       174,172          196,653      201,822        46,284
   General and administrative expenses...............        48,185           56,946       60,386        15,626
   Depreciation and amortization, excluding
     depreciation and amortization related to sales
     and amortization of deferred financing costs....        21,544           28,633       28,143         7,285
   Other operating expenses..........................        35,281           --            2,641           204
                                                           --------         --------     --------      --------
   Operating profit..................................         3,340           64,515       70,424        11,454
   Interest expense..................................       (53,696)         (60,064)     (51,259)      (12,536)
   Gain (loss) on sale of businesses, net............           576            5,016         (533)           96
   Other income, net.................................         3,868            3,566        2,846           435
                                                           --------         --------     --------      --------
   Income (loss) from continuing operations before
     income taxes....................................       (45,912)          13,033       21,478          (551)
   Benefit from (provision for) income taxes.........        14,201           (8,247)     (15,039)          322
                                                           --------         --------     --------      --------
   Income (loss) from continuing operations..........      $(31,711)        $  4,786     $  6,439      $   (229)
                                                           --------         --------     --------      --------
                                                           --------         --------     --------      --------
   Income (loss) from continuing operations per
     share...........................................
   Weighted average shares outstanding...............
OTHER DATA:
   EBITDA(2).........................................      $ 25,916         $ 94,820     $100,669      $ 19,238
   Capital expenditures..............................         3,241           10,697        8,249         7,337
BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets......................................                                                  $756,019
   Long-term debt....................................                                                   474,988
   Stockholders' equity..............................                                                    75,550

---------
(1) Pro forma depreciation and amortization related to sales was taken from the historical consolidated statements of operations appearing elsewhere in this prospectus since there are no pro forma adjustments which affected historical depreciation and amortization related to sales.

(2) You should refer to Note 2 to 'Summary Historical Consolidated Financial Data' for a discussion of EBITDA.

                                  RISK FACTORS

    In addition to the other information in this prospectus, you should carefully consider the risks described below before making an investment decision.

    Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

WE HAVE SUBSTANTIAL DEBT WHICH MAY ADVERSELY AFFECT US BY LIMITING FUTURE SOURCES OF FINANCING AND SUBJECTING US TO ADDITIONAL RISKS

    We currently have, and after the restructuring and offering, will continue to have, a significant amount of debt. Assuming that the offering, the restructuring and the related transactions had been completed at April 2, 2000, our total indebtedness would have been $494.7 million and our stockholders' equity would have been $75.6 million on that date.

    We may also incur additional debt, except as prohibited by limitations contained in our credit facility, the indenture governing our senior subordinated notes and instruments governing our other debt. If new debt is added to our current debt levels, the related risks that we face could increase. The consequences of our significant amount of debt include:

         we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes,

         a significant portion of our cash flow from operations must be dedicated to the repayment of indebtedness, which reduces the amount of cash we have available for other purposes,

         we may be disadvantaged as compared to our competitors because of the significant amount of debt we owe,

         our ability to adjust to changing market conditions and our ability to withstand competition may be hampered by the amount of debt we owe; we may also be more vulnerable in a volatile market, and we will be exposed to interest rate fluctuations because most of our borrowings under our credit facility are at variable rates of interest.

RESTRICTIONS IMPOSED BY OUR NEW CREDIT FACILITY AND INDENTURE MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY

    Our new credit facility will contain financial covenants that require us to maintain specified financial ratios and our new credit facility and the indenture governing our senior subordinated notes will restrict our ability to:

         incur debt,

         pay dividends,

         make investments,

         sell assets,

         enter into some fundamental transactions, including mergers and consolidations, and create or permit liens.

    If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments of principal and interest under, or are unable to comply with covenants of, our new credit facility or the indenture, we would be in default under the terms of our new credit facility and the indenture. This would permit the lenders under our new credit facility and the holders of our senior subordinated notes to accelerate the maturity of the indebtedness owed to them. Please refer to the section of this prospectus entitled 'Description of Indebtedness.'

RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS FROM OUR SUBSIDIARIES COULD AFFECT OUR ABILITY TO PAY DIVIDENDS AND OTHER DISTRIBUTIONS

    Because we are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries, we will be dependent on the cash flows of our subsidiaries to meet our debt obligations and pay dividends and other distributions. Restrictions on dividends and other distributions from our subsidiaries could limit amounts payable to us to pay our stockholders and to meet our obligations under our indebtedness. You should be aware of the following:

         our new credit facility will prohibit the payment of dividends to us by our subsidiaries except to pay interest on our senior subordinated notes, pay operating expenses and, to a limited extent, to permit us to repurchase our capital stock, additional indebtedness incurred by our subsidiaries may restrict the ability of our subsidiaries to pay dividends or make other similar payments to us, and under applicable state law, our subsidiaries may be limited in amounts that they are permitted to pay as dividends on their capital stock.

WE MAY NOT BE ABLE TO CONTINUE TO IMPROVE SNAPPLE'S OPERATIONS WHICH, BECAUSE OF THE IMPORTANCE OF SNAPPLE TO OUR SUCCESS, MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION

    A significant part of our success depends on Snapple's financial performance, which has improved since we acquired Snapple from The Quaker Oats Company in May 1997. Snapple's performance deteriorated significantly after Quaker Oats acquired it in December 1994 for approximately $1.7 billion. Case sales declined from 72.0 million cases in 1994 to 49.6 million cases for the twelve months ended March 31, 1997, and revenues declined from $675.8 million in 1994 to $550.8 million in 1996. Snapple's case sales increased by approximately 8.4% in 1998 compared to 1997, 7.3% in 1999 compared to 1998 and 10% in the first quarter 2000 compared to the first quarter 1999. We cannot assure you that our efforts to continue to improve Snapple's operations will be successful.

WE MAY NOT BE ABLE TO DEVELOP SUCCESSFUL NEW BEVERAGE PRODUCTS WHICH ARE IMPORTANT TO OUR GROWTH

    An important part of our strategy is to increase our sales through the development of new beverage products. We cannot assure you that we will be able to continue to develop, market and distribute future beverage products that will enjoy market acceptance. The failure to continue to develop new beverage products that gain market acceptance could have an adverse impact on our growth and materially adversely affect our financial condition. We may have higher obsolescent product expense if new products fail to perform as expected due to the need to write off excess inventory of the new products.

    Our results of operations may be impacted in various ways by the introduction of new products, even if they are successful, including the following:

         sales of new products could cannibalize sales of existing products,

         we may incur higher cost of goods sold and selling, general and administrative expenses in the periods when we introduce new products due to increased costs associated with the introduction and marketing of new products, most of which are expensed as incurred, and when we introduce new platforms and bottle sizes, we may experience increased freight and logistics costs as our co-packers adjust their facilities for the new products.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY BECAUSE OF THE SEASONALITY OF OUR BUSINESS

    Because our highest revenues occur during the spring and summer, the second and third quarters of each fiscal year reflect the highest revenues. Our EBITDA and operating profit are also highest during the second and third fiscal quarters and lowest in the first fiscal quarter. These seasonality issues may cause our financial performance to fluctuate. In addition, beverage sales can be adversely affected by sustained periods of bad weather. Please refer to the section of this prospectus entitled 'Business -- Seasonality.'

OUR RELIANCE ON CO-PACKERS MAY ADVERSELY AFFECT OUR REVENUES

    All of our premium beverages are currently produced for us by co-packers throughout the United States. While this arrangement permits us to avoid significant capital expenditures, it exposes us to various risks, including:

         our three largest co-packers accounted for approximately 54% of our total case production in 1999; if any of those co-packers were to terminate or fail to renew our contracts, which expire in December 2005, April 2001 and December 2001, or have difficulties in producing beverages for us, our ability to produce premium beverages would be adversely affected until we were able to make alternative arrangements, and our business reputation would be adversely affected if any of the co-packers were to produce inferior quality products.

Please refer to the section of this prospectus entitled 'Business -- Business Segments -- Premium Beverages -- Co-packing Arrangements.'

ROYAL CROWN'S RELIANCE ON COTT CORPORATION AND OTHER CUSTOMERS AND BOTTLERS MAY ADVERSELY AFFECT ROYAL CROWN'S REVENUES

Private label sales

    Royal Crown relies to a significant extent upon sales of beverage concentrates to Cott Corporation under a concentrate supply agreement, which continues until 2015, subject to additional six-year extensions. Royal Crown's revenues from sales to Cott were approximately 15.8% of Royal Crown's total revenues in 1997, 17.2% in 1998 and 22.3% in 1999. If Cott's business declines, or if Royal Crown's supply agreement with Cott is terminated, Royal Crown would have difficulty replacing these sales. As a result, Royal Crown's sales could be adversely affected. Please refer to the section of this prospectus entitled 'Business -- Business Segments -- Soft Drink Concentrates -- Private Label.'

Bottlers

    Royal Crown relies upon its relationships with key bottlers. For example:

         Dr Pepper/Seven Up Bottling Group accounted for approximately 24.5% of Royal Crown's domestic volume of concentrate for branded products during 1999; RC Chicago Bottling Group accounted for approximately 22.3% of such volume during 1999, and

         Royal Crown's ten largest bottler groups accounted in the aggregate for approximately 80.5% of Royal Crown's domestic volume of concentrate for branded products during 1999.

Royal Crown's sales would decline from their present levels if any of these major bottlers stopped selling RC Cola brand products unless and until Royal Crown established a comparable relationship with one or more new bottlers. We cannot assure you that new bottlers would provide Royal Crown with the level of sales that these bottlers have. Please refer to the section of this prospectus entitled 'Business -- Business Segments -- Soft Drink Concentrates -- Royal Crown Domestic Bottler Network.'

OUR BUSINESS DEPENDS ON A LIMITED NUMBER OF KEY PERSONNEL, THE LOSS OF WHOM COULD ADVERSELY AFFECT US

    Some of our senior executives are important to our success because they have been instrumental in identifying business acquisitions and operating our business. Although we feel that there is a significant pool of talented personnel in the consumer products and beverage industries, if these members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected. Please refer to the section of this prospectus entitled 'Management -- Executive Officers and Directors.'

PRICE FLUCTUATIONS IN, AND UNAVAILABILITY OF, RAW MATERIALS THAT WE USE COULD ADVERSELY AFFECT US

    We do not enter into hedging arrangements for raw materials. Although the prices of raw materials that we use have not increased significantly in recent years, our results of operations would be adversely affected if the price of these raw materials were to rise and we were unable to pass these costs on to our customers.

    In addition, one of our glass suppliers has the right to supply up to 75% of our requirements for some types of packaging, and another supplier has the right to supply up to 95% of some of Stewart's packaging requirements. As a result of consolidation in the glass industry, it is uncertain whether all of the glass production of our largest supplier could be replaced by alternate sources. Please refer to the sections of this prospectus entitled 'Business -- Business Segments -- Premium Beverages -- Raw Materials' and 'Business -- Business Segments -- Soft Drink Concentrates -- Raw Materials.'

WE MAY INCUR LOSSES AS A RESULT OF PRODUCT LIABILITY CLAIMS THAT MAY BE BROUGHT AGAINST US OR AS A RESULT OF ANY PRODUCT RECALLS WE HAVE TO MAKE

    We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to withdraw or recall some of our products if they become contaminated or are damaged or mislabeled. Although we have insurance to cover some of these events, a significant product liability judgment against us or a widespread product withdrawal or recall could have a material adverse effect on our business and financial condition.

COMPETITION FROM OTHER BEVERAGE COMPANIES THAT HAVE GREATER RESOURCES THAN WE DO COULD ADVERSELY AFFECT US

    The premium beverage and carbonated soft drink industries are highly competitive. Many of our competitors have substantially greater financial, marketing, personnel and other resources than we do. Please refer to the section of this prospectus entitled 'Business -- Competition.'

WE HAVE NEVER OPERATED AS A STAND-ALONE COMPANY AND MAY NOT BE ABLE TO IMPLEMENT OUR STRATEGY SUCCESSFULLY WITHOUT THE SUPPORT OF TRIARC

    For most of our existence, we have been a wholly owned subsidiary of Triarc and its subsidiaries and we have never operated as a stand-alone company. Following the offering, we will not be able to rely upon Triarc for financial support to the extent we have in the past, which includes working capital advances that Triarc has provided to Royal Crown to finance its operations and growth. We may not be able to implement our strategy successfully without the support of Triarc.

THE FINANCIAL INFORMATION IN THIS PROSPECTUS MAY HAVE LIMITED RELEVANCE TO YOU

    The financial information that is included in this prospectus does not reflect what our actual results of operations, financial position and cash flows would have been had we existed in our proposed restructured form during the periods presented, nor is it necessarily indicative of our results of operations, financial position and cash flows in the future. In particular, our historical financial statements include our restaurant franchising business, in which we will no longer have any ownership interest after the offering. The restaurant franchising business was responsible for 39.9% of our operating profit and 32.8% of our EBITDA in the year ended January 2, 2000. Please refer to the sections of this prospectus entitled 'Unaudited Pro Forma Condensed Consolidated Financial Statements' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Presentation of Financial Information.'

RISKS RELATING TO OUR RELATIONSHIP WITH TRIARC

TRIARC'S OWNERSHIP OF OUR COMMON STOCK MAY HAVE ADVERSE CONSEQUENCES TO YOU

    After the offering is completed, Triarc will indirectly own approximately
  % of our outstanding common stock, or approximately   % if the underwriters
fully exercise their option to purchase
additional shares. As of May 31, 2000, Messrs. Peltz and May, our Chairman and Vice Chairman, and directors of our company and the Chief Executive Officer and the Chief Operating Officer and directors of Triarc, beneficially owned an aggregate of approximately 37.4% of Triarc's voting common stock. In connection with this offering and the restructuring, we will grant Triarc the right to purchase additional shares of our common stock that will allow Triarc to maintain its then current percentage ownership interest in our common stock. Triarc may also require us to repurchase shares in the open market in the event we issue stock pursuant to the exercise of stock options or in connection with acquisitions where we issue our stock as consideration in order for Triarc to maintain its then current ownership percentage, subject to any restrictions contained in our debt agreements. See 'Relationship with Triarc and Related Party Transactions -- Initial Public Offering and Separation Agreement.' You should consider the following risks of this ownership:

Triarc can exert control over us and as a result our other stockholders will have little or no influence over stockholder decisions

    Triarc will have the ability to elect all of the members of our board of directors and control our management and affairs, including decisions about acquisitions and dispositions, changes to our capital structure, such as borrowings and issuances of common stock or other securities, and the declaration and payment of any dividends on our common stock. In addition, Triarc will be able to decide any matter submitted to a vote of our stockholders for approval and to cause or prevent a change in control of our company. Triarc may have interests that differ from yours.

    Currently, Messrs. Peltz and May have significant influence over the election of directors to the board of directors of Triarc. As a result, they may be able to significantly influence the actions of Triarc and therefore the outcome of corporate actions requiring our stockholders' approval.

Triarc may prevent us from taking actions that benefit you in order to preserve its ability to consolidate our company for tax purposes and complete a tax-free separation

    Triarc must beneficially own at least 80% of the total voting power and value of our outstanding capital stock to continue to include us in its consolidated group for federal income tax purposes. In addition, under current law Triarc must beneficially own at least 80% of our total voting power and 80% of each class of our nonvoting capital stock in order to be able to effect a separation of Snapple Beverage Group from Triarc in a manner that is tax-free for Triarc and Triarc's stockholders under the Internal Revenue Code. After the offering is completed and assuming the exercise of all currently outstanding
options to purchase our stock, Triarc will indirectly own approximately   % of
our outstanding common stock, or approximately   % if the underwriters fully
exercise their option to purchase additional shares. Because Triarc may seek to maintain its beneficial ownership percentage of our stock for tax planning purposes, and because Triarc can, in its sole discretion, determine if and when a separation will occur, its structure and all of its terms, Triarc may prevent us from raising equity capital in the future or from issuing common stock or other equity securities in connection with acquisitions that might otherwise be beneficial to us and may restrict us from issuing additional options to incentivize employees. Under the initial public offering and separation agreement, subject to compliance with our debt agreements, Triarc will be able to require us to repurchase our stock in the event we issue stock pursuant to the exercise of stock options or in connection with acquisitions where we issue our stock as consideration in order for Triarc to maintain its then current ownership percentage. This would require us to use cash that we could otherwise use in our business. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions.'

    In addition, our ability to issue equity securities or make acquisitions for a period of two years after any tax-free separation will be limited by the terms of the initial public offering and separation agreement and applicable tax laws. See 'Relationship with Triarc and Related Party Transactions -- Initial Public Offering and Separation Agreement.'

Transfers of common stock by Triarc could adversely affect your rights as minority stockholders and the prevailing price of our common stock

    Because Triarc can dispose of all or a portion of its ownership of our common stock at some future date, it may transfer a controlling interest in us without allowing you to participate or realize a premium for your shares of common stock. A sale of a controlling interest to a third party may adversely affect the market price of our common stock and our business and results of operations because the change in control may result in a change in management decisions and business policy. In addition, sales or distributions by Triarc of substantial amounts of common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions.'

OUR ABILITY TO RAISE CAPITAL MAY BE ADVERSELY AFFECTED IF TRIARC DOES NOT COMPLETE A SEPARATION OF OUR COMPANY

    If Triarc fails to complete a separation of our company, we would likely not realize the capital planning flexibility and other benefits we could expect to achieve in connection with a separation. Triarc is under no obligation to complete a separation of its ownership interest in our company and can, in its sole discretion, determine if and when a separation will occur, its structure and all of its terms. We therefore cannot assure you as to whether or when a separation will occur. In addition, Triarc will, prior to February 2003, need the consent from its debenture holders to effect the separation and will require the receipt of a favorable ruling from the Internal Revenue Service or other assurances acceptable to Triarc that the separation will be tax-free to Triarc and Triarc's stockholders. There can be no assurance that Triarc's debenture holders will grant such consent, that the Internal Revenue Service will grant such ruling or that such other assurances will be obtained. For information about Triarc's possible separation from us, please refer to the section of this prospectus entitled 'Separation from Triarc.'

    In addition, unless a separation occurs, the risks discussed in this section relating to Triarc's control of our company, the potential business conflicts of interest between our company and Triarc and the potential conflicts of interest of our directors who are also directors and/or officers of Triarc will continue to be relevant to our stockholders.

WE MAY FACE POTENTIAL CONFLICTS OF INTEREST WITH TRIARC THAT MAY BE ADVERSE TO OUR BUSINESS

Potential conflicts of interest may arise because our Chairman and Vice Chairman are directors and officers of Triarc

    Conflicts of interest may arise between us and Triarc, including potential conflicts relating to:

         the nature and quality of services rendered by Triarc to us,

         issuances of common stock,

         tax consolidation,

         employee benefit matters,

         indemnity agreements,

         sales or distributions by Triarc of its ownership interest in us, and

         Triarc's ability to control our management and affairs.

    Currently, our Chairman and Vice Chairman also serve as directors and officers of Triarc. These directors will consider not only our interests, but also Triarc's interests. In some instances, these decisions could be adverse for us while favorable for Triarc. Our certificate of incorporation and agreements that we will enter into with Triarc will include provisions that:

         allow Triarc to pursue corporate opportunities that may belong to us, other than those relating to the beverage business, and to compete with us outside the beverage business, and limit the liability of our directors and officers.

    Our certificate of incorporation will also provide that stockholders will be deemed to have consented to the provision that allows Triarc to enter into agreements with us and the provision that limits the liability of our directors and officers, which may therefore restrict a stockholder's ability to challenge transactions carried out in compliance with these provisions. Triarc's certificate of incorporation does not include comparable provisions, and our directors who are also directors and/or officers of Triarc may choose to act in a way favorable to Triarc but adverse to us. Please refer to the section of this prospectus entitled 'Description of Capital Stock -- Selected Certificate of Incorporation and Bylaw Provisions -- Provisions Relating to Conflicts of Interest with Triarc.' These provisions may eliminate rights that might otherwise have been available to stockholders under Delaware law.

    In addition, some of our directors and officers own Triarc common stock. Ownership interests of our directors or officers in Triarc's common stock could also create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Triarc.

Provisions of our charter limit the liability of our directors

    Our certificate of incorporation eliminates the personal monetary liability of our directors for breaching their fiduciary duty of care, including actions involving gross negligence, to the fullest extent permitted under Delaware law. This could protect our directors who take actions that are favorable to Triarc but adverse to us.

TRIARC'S CONTROL OF OUR TAX MATTERS COULD RESULT IN ADDITIONAL LIABILITIES TO US

    Immediately following the offering, Triarc plans to continue to include us in its consolidated group for federal income tax purposes. This may result in the following risks:

Triarc controls our tax matters

    We have entered into a tax sharing agreement with Triarc that effectively allows Triarc to control all of our tax decisions. Triarc has the sole authority to respond to and conduct all tax proceedings, including tax audits relating to us, file our federal, state and local returns and calculate the amount of our liability to Triarc under the tax sharing agreement. As a result, Triarc may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Triarc and detrimental to us. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions -- Existing Tax Sharing Agreement.'

We are subject to additional tax and employee retirement liabilities

    During the period that we are included in Triarc's consolidated or controlled group for tax purposes, we will be liable for the federal and possibly certain state income tax liabilities of Triarc and other members of Triarc's consolidated or controlled group. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. The income tax laws of various states contain similar rules. Consequently, we and Triarc will both be jointly and severally liable for any tax liability resulting from a separation. In addition, under the Employee Retirement Income Security Act of 1974 and federal income tax law, each member of the controlled group is jointly and severally liable for liabilities of specified benefit plans as well as other specified taxes. Although we will be entitled to be indemnified for certain of these liabilities, we may be unable to collect on these indemnities. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions -- Initial Public Offering and Separation Agreement.'

AGREEMENTS AND ARRANGEMENTS THAT WE HAVE OR WILL HAVE WITH TRIARC ARE NOT SUBJECT TO ARM'S-LENGTH NEGOTIATIONS

    We have entered into a management services agreement and a tax sharing agreement with Triarc, relating to corporate services that may be material to the conduct of our business, and plan to enter into an initial public offering and separation agreement, a release and indemnification agreement and a registration rights agreement before the offering is completed. The services that we will obtain from Triarc include financial, insurance, accounting, employee benefits, payroll, tax and legal services. Because we have entered into or will enter into these agreements while being a subsidiary of Triarc, none of these agreements were or will be the result of arm's-length negotiations. These agreements may include specific terms and conditions that are different from terms and conditions that would be contained in similar agreements negotiated with third parties. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions.'

RISKS RELATING TO THE OFFERING

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AFTER THE OFFERING AND YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE

    We do not know the extent to which investor interest will lead to the development of a trading market in our common stock or how liquid that market might be. Before the offering, there has been no public market for the shares. For these reasons, you may not be able to resell your shares at or above the initial public offering price. Actions of or announcements by our competitors, regulatory developments and economic conditions, as well as period-to-period fluctuations in our financial results, may have significant effects on the price of our common stock. Please refer to the section of this prospectus entitled 'Underwriters -- Pricing of the Offering.'

ANTI-TAKEOVER PROVISIONS AFFECTING US MAY DISCOURAGE A CHANGE IN CONTROL OF OUR COMPANY THAT MIGHT OTHERWISE BE BENEFICIAL TO YOU

    Provisions of our certificate of incorporation and by-laws, debt instruments and other agreements and provisions of applicable Delaware law may discourage or delay a hostile takeover or change of control of us even if it would otherwise benefit you. These provisions are summarized in detail in the sections of this prospectus entitled 'Description of Capital Stock -- Selected Certificate of Incorporation and Bylaw Provisions -- Provisions with Anti-Takeover Effects,' 'Description of Capital Stock -- Preferred Stock' and 'Description of Indebtedness.'

    In addition, we will not be permitted to engage in certain change of control transactions for a period of two years after a tax-free separation. See 'Relationship with Triarc and Related Party Transactions -- Initial Public Offering and Separation Agreement.'

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE

    Our ability to pay dividends on our common stock is limited under the terms of our indenture and will be limited under our new credit facility. We do not currently intend to pay any cash dividends on our common stock in the foreseeable future. Please refer to the sections of this prospectus entitled 'Dividend Policy' and 'Description of Indebtedness.'

SHARES ELIGIBLE FOR PUBLIC SALE IN THE FUTURE COULD ADVERSELY AFFECT THE PRICE OF COMMON SHARES

    Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices of our common stock. Although many shares will not be available for sale shortly after the offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after these restrictions end could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Immediately after the offering is completed,       shares of common stock
will be outstanding,       shares if the underwriters fully exercise their
option to purchase additional shares. Of these shares, all of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by persons who are considered our affiliates under Rule 144 under the Securities Act. The remaining shares of common stock outstanding, including the shares of common stock held by Triarc and its subsidiaries, will be considered restricted securities under Rule 144. These shares may be sold in the future without registration under the Securities Act only as permitted by Rule 144 or another exemption under the Securities Act. Under a registration rights agreement that we will enter into, Triarc and RC/Arby's Corporation will have the right to require us to register any shares of our equity securities owned by them for sale in accordance with their intended method of disposition. In addition, we have adopted a stock option plan and initially reserved 150,000 shares of common stock for issuance under this plan. We also plan to adopt a new stock option
plan and reserve         shares of common stock for issuance under this new
stock
option plan. As of May 31, 2000, options to acquire 146,950 shares of our common stock were outstanding under our 1997 Stock Option Plan, and options to purchase 500 shares had been exercised. After the offering, we plan to file a registration statement under the Securities Act covering the shares available under these stock option plans.

    We cannot predict the effect, if any, that future sale of restricted shares, the availability of these restricted shares for sale, the issuance of shares of common stock upon the exercise of options, or the perceptions that these sales or exercises could occur, will have on the market price prevailing from time to time. Please refer to the section of this prospectus entitled 'Shares Available for Future Sale.'

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements we have made in this prospectus under the sections entitled 'Prospectus Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business' constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. The words 'believe', 'anticipate', 'expect', 'intend', 'estimate', 'plan', 'may', 'will', 'should' and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. These forward-looking statements are based on our current expectations and are susceptible to a number of risks, uncertainties and other factors, and our actual results, performance and achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the factors discussed in the section of the prospectus entitled 'Risk Factors' as well as the following:

         success of operating initiatives, including our construction and operation of a new packing line in one of our facilities,

         development and operating costs,

         changing trends in customer tastes and demographic patterns,

         changes in business strategy or development plans,

         ability to successfully integrate any acquired businesses, including acquired distributors,

         general economic, business and political conditions in the countries and territories in which we operate, including the ability to form successful strategic business alliances with local participants, changes in, or failure to comply with, government regulations, including accounting standards, environmental laws and taxation requirements,

         costs and other effects of legal and administrative proceedings,

         impact of general economic conditions on consumer spending, and other risks and uncertainties referred to in this prospectus and in our other current and periodic filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

We will not undertake and specifically decline any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. In addition, it is our policy generally not to make any specific projections as to future earnings, and we do not endorse any projections regarding future performance that may be made by third parties.

                             SEPARATION FROM TRIARC

    Snapple Beverage Group, Inc. is currently 99.9% indirectly owned by Triarc. After the completion of the offering, Triarc will indirectly own approximately
  % of the outstanding shares of our common stock, or   % if the underwriters
fully exercise their option to purchase additional shares. In addition, we have
issued options to purchase an additional   shares of our common stock. On a
fully diluted basis, Triarc will indirectly own approximately   % of the shares
of our common stock after the offering, or   % if the underwriters fully
exercise their option to purchase additional shares.

    It is Triarc's current intention, following the completion of the offering, to effect a tax-free separation of its remaining interest in our company. Triarc's board of directors has authorized Triarc's officers to pursue a separation following the completion of the offering, conditioned on, among other things, market conditions, the consent of the holders of Triarc's outstanding debentures or the redemption of the debentures, to be financed on terms satisfactory to Triarc, and receipt of a favorable ruling from the Internal Revenue Service or other assurance acceptable to Triarc that a separation will be tax-free to Triarc and its stockholders. We will enter into an initial public offering and separation agreement with Triarc in connection with this offering to address various matters in connection with a possible separation. See 'Relationship with Triarc and Related Party Transactions.' You should be aware of the following facts and circumstances that could materially limit Triarc's ability to accomplish a tax-free separation:

         Under current tax laws, Triarc will only be permitted to effectuate a tax-free separation if it owns at least 80% of the voting power of our capital stock and 80% of each class of nonvoting stock. While Triarc currently satisfies that test, it might not meet that test after existing options are exercised or if we issue additional shares in the future. Under the initial public offering and separation agreement, we will grant to Triarc a continuing option to purchase additional shares of our common stock whenever we issue additional shares in the future. We will also agree that Triarc may require us to repurchase shares of our stock in the event we issue stock pursuant to the exercise of stock options or in connection with acquisitions where we issue our stock as consideration, subject to our continued compliance with our debt agreements. Triarc may exercise these rights only to the extent necessary to maintain its then-existing percentage of equity value or voting power. See 'Relationship with Triarc and Related Party Transactions -- Initial Public Offering and Separation Agreement.'

         Triarc cannot complete a separation without the consent of holders of Triarc's outstanding debentures prior to February 9, 2003, when the debentures first become redeemable by Triarc. Triarc has not initiated any discussions with the debenture holders and has not determined whether or when it will do so and cannot provide any assurances as to whether it will seek to or be able to obtain their consent to a separation on terms acceptable to Triarc. Commencing February 9, 2003, Triarc has the right to redeem the debentures, but any decision to redeem the debentures will be made by Triarc in its sole discretion, and Triarc cannot provide any assurances as to whether it will be able at such time to finance the redemption on terms satisfactory to Triarc.

         Triarc currently intends to complete a separation only if it receives a favorable ruling from the Internal Revenue Service or other assurances acceptable to Triarc that the separation will be tax-free to Triarc and its stockholders. Triarc has not yet prepared a request for a tax ruling and it cannot provide any assurance as to whether it will be able to satisfy the requirements necessary to obtain a favorable ruling or obtain such other assurances.

We cannot assure you that Triarc will be able to satisfy the various requirements to complete a tax-free separation or that other issues will not arise which will jeopardize Triarc's ability to accomplish a tax-free separation. Even if Triarc is able to do so, it will not be obligated to complete a separation and will, in its sole discretion, determine if and when a separation will occur, its structure and all of its terms. Triarc has indicated that completion of a separation will be subject to market conditions, the completion of the offering, the receipt of a favorable tax ruling from the Internal Revenue Service or other assurance acceptable to Triarc that the separation will be tax-free to Triarc and its stockholders, and the absence of other circumstances that cause Triarc to conclude that a separation is not in the best interests of its stockholders. Thus, we cannot assure you that Triarc will effect a separation.

    If Triarc does not complete a separation, Triarc may choose to retain all or part of its ownership of our company. As long as it beneficially owns a majority of our outstanding common stock, Triarc will have the ability to elect all of the members of our board of directors and be able to control our management and affairs. Please refer to the section of this prospectus entitled 'Risk
Factors -- Risks Relating to Our Relationship With Triarc.'

    We have agreed to cooperate with Triarc in all respects to complete a separation if it desires to complete one because we believe that a complete separation from Triarc will enhance our ability to pursue our business strategy. For a discussion of the risks associated with completing or not completing a separation from Triarc, please refer to the section of this prospectus entitled 'Risk Factors -- Risks Relating to Our Relationship with Triarc -- Triarc's ownership of our common stock may have adverse consequences to you,' and ' -- Our ability to raise capital may be adversely affected if Triarc does not complete a separation of our company.'

                               THE RESTRUCTURING

    Prior to the closing of the offering,

         Snapple Beverage Group is a 99.9% owned subsidiary of Triarc Consumer Products Group, which in turn is a wholly-owned subsidiary of Triarc; the remaining outstanding shares of common stock of Snapple Beverage Group were issued to former employees in connection with the exercise of stock options,

         Triarc Consumer Products Group owns all of the outstanding shares of preferred stock of Snapple Beverage Group,

         Snapple Beverage Group owns all of the outstanding capital stock of Snapple, Mistic and Stewart's,

         Triarc Consumer Products Group owns all of the capital stock of RC/Arby's, and

         RC/Arby's owns all of the capital stock of Royal Crown and Arby's, a restaurant franchisor.

    The following chart summarizes our organizational structure, excluding immaterial subsidiaries, immediately prior to the offering and the related restructuring:

                                 [FLOW CHART]

    In conjunction with the offering, the following restructuring will occur:

         Triarc Consumer Products Group will make a capital contribution to Snapple Beverage Group of all of the preferred stock of Snapple Beverage Group, including dividend arrearages, for no consideration,

         Arby's will borrow $185 million and distribute approximately $178 million, the expected net amount of the borrowing after fees and expenses, and all of its available cash to RC/Arby's,

         RC/Arby's will form a limited liability company with RC/Arby's as the sole member, and will transfer certain assets to the limited liability company as a capital contribution, including: (1) the cash received from Arby's and (2) the capital stock of Royal Crown,

         Triarc Consumer Products Group will merge into the limited liability company with the limited liability company as the survivor, Triarc will receive stock in RC/Arby's as the merger consideration and will not receive a membership interest in the limited liability company and the stock in RC/Arby's that was owned by Triarc Consumer Products
         Group will be canceled, and

         the limited liability company will merge into Snapple Beverage Group with Snapple Beverage Group as the survivor, and RC/Arby's will receive all of the common stock in our company, as consideration for its interest in the limited liability company.

    After the restructuring occurs:

         Triarc will own all the outstanding capital stock of RC/Arby's, which will own (1) the companies engaged in Triarc's restaurant franchising business and (2) all of our outstanding capital stock, except for shares issued in the offering and shares issued or to be issued upon exercise of outstanding employee stock options, we will own all of the outstanding capital stock of Snapple, Mistic, Stewart's and Royal Crown, and we will repay all amounts due under, and terminate, our existing credit facility with proceeds from the offering, the cash received from RC/Arby's, our available cash, and borrowings under a new credit facility that will not include RC/Arby's or Arby's as borrowers or guarantors.

    The following chart summarizes our organizational structure, excluding immaterial subsidiaries, immediately after the closing of the offering and the related restructuring:

                                 [FLOW CHART]

    Our historical financial statements included in this prospectus include the financial condition and results of operations of the restaurant business for all periods. As a result of the restructuring, we will no longer have any ownership interest or be involved in the restaurant business. We have included pro forma financial information in this prospectus that reflects our historical financial information excluding the restaurant business for all periods. Following the completion of the restructuring transactions, the restaurant business will be reported as a discontinued operation in our historical consolidated financial statements.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of our common stock in the offering, after deducting underwriting discounts and estimated offering expenses
of $      million, will be approximately $      million, at an assumed initial
public offering price of $      per share, the mid-point of the range presented
on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds we will receive
in the offering will be $      million.

    We will use the net proceeds of the offering, together with the cash received from a financing of the restaurant franchising business, our cash on hand and the borrowings under a new credit facility, to repay indebtedness under our existing credit facility and to pay fees and expenses related to the offering and related transactions.

    The sources and uses of funds to consummate the offering and related transactions as of April 2, 2000 are as follows:

SOURCES:
Minimum proceeds from the offering, net of underwriting
  discounts.................................................  $ 93,000,000
Borrowings under new credit facility........................   192,032,000
Capital contribution from RC/Arby's.........................   188,700,000
Available cash..............................................    11,462,000
                                                              ------------
    Total Sources...........................................  $485,194,000
                                                              ------------
                                                              ------------
USES:
Repayment of borrowings under existing credit facility......  $468,450,000
Payment of interest on existing credit facility
  borrowings................................................     5,881,000
Prepayment penalties under existing credit facility.........     5,767,000
Estimated fees and expenses (not paid prior to April 2,
  2000).....................................................     5,096,000
                                                              ------------
    Total Uses..............................................  $485,194,000
                                                              ------------
                                                              ------------

    Outstanding borrowings under our existing credit facility amortize over time until 2007. At April 2, 2000, the weighted average interest rate on outstanding borrowings under our existing credit facility was 9.6%.

                                DIVIDEND POLICY

    For the foreseeable future, we do not intend to pay any dividends on our common stock. Rather, we currently intend to reinvest all of our earnings for use in our business and to finance future growth. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions, business prospects and other factors that our board of directors may consider relevant. Our debt instruments restrict our ability to pay cash dividends. Please refer to the section of this prospectus entitled 'Description of Indebtedness.'

                                 CAPITALIZATION

    The following table presents the consolidated cash and cash equivalents and capitalization at April 2, 2000 (1) on a historical basis and (2) as adjusted for the restructuring (you should refer to 'The Restructuring' elsewhere in this prospectus for a discussion of these transactions), the offering and related transactions, assuming $100.0 million gross cash proceeds of the offering. The actual capitalization includes the restaurant franchising business and RC/Arby's. In contrast, the as adjusted capitalization excludes the restaurant franchising business and RC/Arby's since it reflects the effective distribution of the stock of RC/Arby's, including its interest in the restaurant franchising business, to Triarc. You should read this capitalization table together with the historical consolidated financial statements and related notes and the unaudited pro forma condensed consolidated balance sheet and related notes included elsewhere in this prospectus.

                                                                           AS
                                                              ACTUAL    ADJUSTED
                                                              ------    --------
                                                                (IN MILLIONS)
Cash and cash equivalents...................................  $  24.2   $   2.0
                                                              -------   -------
                                                              -------   -------
Current portion of long-term debt...........................  $  40.2   $  19.7
                                                              -------   -------
Long-term debt:
    Term loans under the existing credit facility...........    432.7     --
    10 1/4% senior subordinated notes due 2009..............    300.0     300.0
    Term loans under the new credit facility................    --        174.9
    Other...................................................      3.0       0.1
                                                              -------   -------
        Total long-term debt................................    735.7     475.0
                                                              -------   -------
Member's (deficit)/stockholders' equity:
    Contributed capital/common stock and additional paid-in
      capital...............................................      1.6     260.8
    Accumulated deficit.....................................   (172.8)   (184.9)(1)
    Accumulated other comprehensive deficit.................     (0.3)     (0.3)
                                                              -------   -------
        Total member's (deficit)/stockholders' equity.......   (171.5)     75.6
                                                              -------   -------
        Total capitalization................................  $ 604.4   $ 570.3
                                                              -------   -------
                                                              -------   -------

---------

(1) Reflects the $12.1 million effect, net of tax, of an extraordinary charge related to the assumed early extinguishment of debt in connection with the offering and related transactions and resulting from the write-off of unamortized deferred financing costs and the payment of prepayment penalties.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma (i) condensed consolidated balance sheet as of April 2, 2000 and (ii) condensed consolidated statements of operations for the years ended December 28, 1997, January 3, 1999 and January 2, 2000 and the three months ended April 2, 2000 have been prepared by adjusting these financial statements, as derived and condensed, as applicable, from the consolidated financial statements on pages F-3 and F-4 in this prospectus. For further information about the preparation of these consolidated financial statements, please refer to Note 1 to the financial statements on page F-8.

BALANCE SHEET ADJUSTMENTS

    The unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to:

         the proposed restructuring transactions described elsewhere in this prospectus, see 'The Restructuring,' whereby Snapple Beverage Group will be transferred to RC/Arby's, the restaurant franchising business will be reclassified as discontinued operations, RC/Arby's (parent company) and the restaurant franchising business are then effectively distributed from Triarc Consumer Products Group to Triarc and, as a result of a series of transactions, Triarc Consumer Products Group then effectively merges into Snapple Beverage Group;

         our receipt of the minimum gross proceeds from the offering, borrowings under a new credit facility and a capital contribution from RC/Arby's funded with borrowings by Arby's under a new bridge facility and all of RC/Arby's and Arby's existing cash and cash equivalents; and

         our application of those proceeds, together with our available cash in excess of $2,000,000, to repay all amounts outstanding under our existing credit facility, together with prepayment penalties and accrued interest, and to pay fees and expenses related to the offering and the new credit facility as if those transactions occurred as of April 2, 2000. For more information about these transactions, including the sources and uses of funds, you should read the sections of this prospectus titled 'The Restructuring' and 'Use of Proceeds.' We call the restructuring transactions the 'restructuring' and we call the other transactions the 'offering and related transactions.'

STATEMENT OF OPERATIONS ADJUSTMENTS

    Fiscal years ended December 28, 1997 and January 3, 1999. The unaudited pro forma condensed consolidated statements of operations for the years ended December 28, 1997 and January 3, 1999 have been adjusted to give effect to the reclassification of the restaurant business as a discontinued operation, but have not otherwise been adjusted to give effect to the restructuring and the offering and related transactions. The adjustments related to the restaurant business include restaurant franchising and the operation of company-owned restaurants for the period prior to their sale on May 5, 1997 and only restaurant franchising thereafter.

    Fiscal year ended January 2, 2000. The unaudited pro forma condensed consolidated statement of operations for the year ended January 2, 2000 has been adjusted to give effect to refinancing transactions consummated in February and March 1999, when we:

         issued $300,000,000 of our 10 1/4% senior subordinated notes and borrowed $475,000,000 of term loans under our existing credit facility; and

         used the proceeds, together with available cash, to repay $284,333,000 of term loans under a previously existing credit facility and $275,000,000 of RC/Arby's 9 3/4% senior notes, acquire Millrose Distributors, Inc. for $17,491,000 including related expenses of $241,000, pay a one-time distribution to Triarc of $215,528,000 and pay related fees and expenses of $30,500,000, and has been further adjusted to give effect to the restructuring and the offering and related transactions, as if each had occurred on January 4, 1999.

    Three months ended April 2, 2000. The unaudited pro forma condensed consolidated statement of operations for the three months ended April 2, 2000 has been adjusted to give effect to the restructuring and the offering and related transactions, as if each had occurred on January 4, 1999.

    We will recognize an extraordinary charge resulting from the write-off of unamortized deferred financing costs and the payment of prepayment penalties in connection with the repayment of borrowings under our existing credit facility in connection with the offering and related transactions in the fiscal quarter during which the offering is completed. As of April 2, 2000 this charge would be $12,145,000, net of income taxes. Because that charge is non-recurring, it is not reflected in the pro forma statements of operations.

    The pro forma adjustments are described in more detail in the accompanying notes to the pro forma condensed consolidated balance sheet and statements of operations which you should read together with these unaudited pro forma financial statements. The unaudited pro forma financial statements may not be indicative of our actual financial position or results of operations had these transactions occurred as of the dates assumed in preparing these pro forma financial statements or of our future financial position or results of operations. You should read the unaudited pro forma financial statements together with the 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the other financial information included elsewhere in this prospectus.

                 SNAPPLE BEVERAGE GROUP, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 APRIL 2, 2000
                                 (IN THOUSANDS)

                                                                                                   ADJUSTMENTS
                                                                                                     FOR THE
                                                                                                     INITIAL
                                                                  ADJUSTMENTS        PRO FORMA        PUBLIC
                                                        AS          FOR THE           FOR THE        OFFERING
                                                     REPORTED    RESTRUCTURING     RESTRUCTURING   TRANSACTIONS     PRO FORMA
                                                     --------    -------------     -------------   ------------     ---------
                      ASSETS
Current assets:
   Cash and cash equivalents.......................  $  24,162     $  (4,095)(a)    $   13,462      $ 188,700 (d)   $   2,000
                                                                      (6,605)(b)                       93,000 (e)
                                                                                                      192,032 (f)
                                                                                                       (5,096)(g)
                                                                                                     (474,331)(h)
                                                                                                       (5,767)(i)
   Receivables.....................................    100,633        (8,351)(a)        92,282         --              92,282
   Inventories.....................................     66,815       --                 66,815         --              66,815
   Deferred income tax benefit.....................     16,422        (4,042)(a)        12,703         --              12,703
                                                                         323 (b)
   Prepaid expenses and other current assets.......      7,598          (185)(a)         7,398          7,603 (i)      15,001
                                                                         (15)(b)
   Due from RC/Arby's Corporation..................     --           --                --               2,274 (j)       2,274
                                                     ---------     ---------        ----------      ---------       ---------
      Total current assets.........................    215,630       (22,970)          192,660         (1,585)        191,075
Note receivable from RC/Arby's Corporation.........     --           300,000 (b)       300,000       (300,000)(j)      --
Properties.........................................     30,697        (2,310)(a)        28,387                         28,387
Unamortized costs in excess of net assets of
 acquired companies................................    258,890       (19,395)(a)       239,495         --             239,495
Trademarks.........................................    248,484        (6,233)(a)       242,251         --             242,251
Other intangible assets............................     32,325          (187)(a)        32,138         --              32,138
Net non-current assets of discontinued                  --            18,739 (a)       --              --              --
 operations........................................                  (18,739)(b)
Deferred costs and other assets....................     35,277        (1,218)(a)        34,058          2,596 (g)      22,673
                                                                          (1)(b)                      (13,981)(i)
                                                     ---------     ---------        ----------      ---------       ---------
                                                     $ 821,303     $ 247,686        $1,068,989      $(312,970)      $ 756,019
                                                     ---------     ---------        ----------      ---------       ---------
                                                     ---------     ---------        ----------      ---------       ---------
             LIABILITIES AND MEMBER'S
          (DEFICIT)/STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt...............  $  40,194     $  (1,875)(a)    $   38,319      $ (35,730)(h)   $  19,709
                                                                                                       17,120 (f)
   Accounts payable................................     45,294        (1,126)(a)        44,168         21,639 (k)      65,807
   Accrued expenses................................     70,934       (16,254)(a)        51,404         (5,881)(h)      45,523
                                                                      (3,276)(b)
   Due to Triarc Companies, Inc. and other
    affiliates.....................................     25,498         2,231 (a)        32,542         (7,029)(j)       3,874
                                                                       4,813 (b)                      (21,639)(k)
   Net current liabilities of discontinued
    operation......................................     --              (351)(a)       --              --              --
                                                                         351 (b)
                                                     ---------     ---------        ----------      ---------       ---------
      Total current liabilities....................    181,920       (15,487)          166,433        (31,520)        134,913
Long-term debt.....................................    735,652        (2,856)(a)       732,796       (432,720)(h)     474,988
                                                                                                      174,912 (f)
Deferred income taxes..............................     56,680         1,937 (a)        61,670         --              61,670
                                                                       3,053 (b)
Deferred income and other liabilities..............     18,600        (9,702)(a)         8,898         --               8,898
Note payable to RC/Arby's Corporation..............     --            76,000 (b)        76,000        (76,000)(j)      --
Member's (deficit)/stockholders' equity:
   Common stock and additional paid-in-capital.....     --           196,325 (c)       196,325        188,700 (d)     260,828
                                                                                                       93,000 (e)
                                                                                                       (2,500)(g)
                                                                                                     (214,697)(j)
   Contributed capital.............................      1,600       194,725 (b)       --              --              --
                                                                    (196,325)(c)
   Accumulated deficit.............................   (172,791)      --               (172,791)       (12,145)(i)    (184,936)
   Accumulated other comprehensive deficit.........       (358)           16 (a)          (342)        --                (342)
                                                     ---------     ---------        ----------      ---------       ---------
      Total member's (deficit)/stockholders'          (171,549)      194,741            23,192         52,358          75,550
        equity.....................................
                                                     ---------     ---------        ----------      ---------       ---------
                                                     $ 821,303     $ 247,686        $1,068,989      $(312,970)      $ 756,019
                                                     ---------     ---------        ----------      ---------       ---------
                                                     ---------     ---------        ----------      ---------       ---------

                                                        (footnotes on next page)

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET

(footnotes from previous page)

 (a) To reclassify the net current and noncurrent assets of the restaurant franchising business as discontinued operations and to reflect intercompany balances owed to the restaurant franchising business by RC/Arby's parent company and Royal Crown and no longer eliminated in consolidation. The net assets of the restaurant franchising business are presented as discontinued operations in these pro forma financial statements and not the historical financial statements of Triarc Consumer Products Group included elsewhere in this prospectus because the restaurant franchising business will be effectively distributed to Triarc only upon the successful completion of the initial public offering and related transactions and, as such, did not meet the requirements to be reported as discontinued operations in the historical consolidated financial statements.

 (b) To reflect the effective distribution of the stock of RC/Arby's, including its interest in the restaurant franchising business, from Triarc Consumer Products Group to Triarc and to reflect intercompany balances and notes no longer eliminated in consolidation.

 (c) To reflect the merger of Triarc Consumer Products Group, a limited liability company, into Snapple Beverage Group, a corporation.

 (d) To reflect a $188,700,000 cash capital contribution to Snapple Beverage Group by RC/Arby's representing the (1) net proceeds of its financing of the restaurant franchising business and (2) substantially all existing cash and cash equivalents of the restaurant franchising business and RC/Arby's parent company. The restaurant franchising business has received a commitment letter from a lender for this financing.

 (e) To reflect $100,000,000 minimum gross proceeds of the offering, less $7,000,000 of underwriter's discount. The per-share price of the common shares offered in the offering, the number of total shares to be offered in the offering and the ratio of a planned stock split have not yet been determined. Accordingly, common stock and additional paid-in capital have not been separately reflected in the pro forma condensed consolidated balance sheet.

 (f) To reflect the proceeds of borrowings of two classes of term loans aggregating $192,032,000 under the new credit facility, including $17,120,000 classified as current portion of long-term debt. Snapple Beverage Group has received a commitment letter for a new credit facility which provides for these term loan borrowings.

 (g) To reflect the payment of estimated fees and expenses, exclusive of underwriter's discount, relating to (1) the new credit facility of $3,000,000, consisting of $2,400,000 of commitment fees paid to the lenders, $300,000 of legal expenses and $300,000 of other expenses, and
     (2) the offering of $2,500,000, consisting of $920,000 of auditing and accounting fees, $900,000 of legal fees, $400,000 of printing fees and $280,000 of other expenses. Of the fees and expenses relating to the offering, $404,000 was paid through April 2, 2000 and is classified in 'Deferred costs and other assets' in the 'As reported' consolidated balance sheet as of April 2, 2000.

 (h) To reflect the repayment of $468,450,000 principal amount of the term loans under the credit facility, including the current portion of $35,730,000, and $5,881,000 of related accrued interest.

 (i) To reflect (1) the write-off of $13,981,000 of previously unamortized deferred financing costs relating to the repaid term loans and (2) the payment of $5,767,000 of prepayment penalties relating to the repaid term loans, both less the related income tax benefit of $7,603,000 determined using the weighted average incremental Federal and state income tax rate of 38.5% based on the entities to which these charges related.

 (j) To reflect (1) the assumed effective dividend of a $300,000,000 note receivable from RC/Arby's and related accrued interest of $4,288,000,
     (2) the effective capital contribution of a $76,000,000 note payable to RC/Arby's, related accrued interest of $1,091,000 and intercompany advances payable to RC/Arby's of $12,500,000 and (3) the reclassification of the remaining resulting $2,274,000 receivable from RC/Arby's to an asset. These adjustments have been reflected because they are components of the transactions related to the offering and are required under Triarc Consumer Products Group's existing debt agreements to complete the offering.

 (k) To reclassify liabilities related to raw materials purchased from third party vendors by Triarc on behalf of Snapple, Mistic, Royal Crown and Stewart's as accounts payable to third parties from intercompany payables to Triarc as a result of the agreement among Triarc Consumer Products Group and Triarc to terminate this purchasing arrangement and assign the relevant contracts to us upon the successful completion of the offering.

                 SNAPPLE BEVERAGE GROUP, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 28, 1997
                                 (IN THOUSANDS)

                                                                         RECLASSIFICATION
                                                                          OF RESTAURANT
                                                                           BUSINESS AS
                                                                 AS        DISCONTINUED          PRO
                                                              REPORTED      OPERATIONS          FORMA
                                                              --------      ----------          -----
Revenues:
    Net sales...............................................  $629,621      $ (74,195)(a)      $555,426
    Royalties, franchise fees and other revenues............    66,531        (66,234)(a)           297
                                                              --------      ---------          --------
                                                               696,152       (140,429)          555,723
                                                              --------      ---------          --------
Costs and expenses:
    Cost of sales, excluding depreciation and amortization
      related to sales......................................   331,391        (59,222)(a)       272,169
    Advertising, selling and distribution...................   183,221         (9,049)(a)       174,172
    General and administrative..............................    83,546        (35,361)(a)        48,185
    Depreciation and amortization, excluding amortization of
      deferred financing costs..............................    25,244         (2,668)(a)        22,576
    Charges related to post-acquisition transition,
      integration and changes to business strategies........    33,815        --                 33,815
    Facilities relocation and corporate restructuring.......     7,063         (5,597)(a)         1,466
                                                              --------      ---------          --------
                                                               664,280       (111,897)          552,383
                                                              --------      ---------          --------
        Operating profit....................................    31,872        (28,532)            3,340
Interest expense............................................   (58,019)         4,323 (a)       (53,696)
Interest income from affiliates, net........................     --               277 (a)           277
Gain (loss) on sale of business, net........................    (3,513)         4,089 (a)           576
Other income, net...........................................     5,532         (1,941)(a)         3,591
                                                              --------      ---------          --------
        Loss from continuing operations before income
          taxes.............................................   (24,128)       (21,784)          (45,912)
Benefit from income taxes...................................     5,142          9,059 (a)        14,201
                                                              --------      ---------          --------
        Loss from continuing operations.....................  $(18,986)     $ (12,725)         $(31,711)
                                                              --------      ---------          --------
                                                              --------      ---------          --------

                 SNAPPLE BEVERAGE GROUP, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JANUARY 3, 1999
                                 (IN THOUSANDS)

                                                                         RECLASSIFICATION
                                                                          OF RESTAURANT
                                                                           BUSINESS AS
                                                                 AS        DISCONTINUED           PRO
                                                              REPORTED      OPERATIONS           FORMA
                                                              --------      ----------           -----
Revenues:
    Net sales...............................................  $735,436       $  --              $735,436
    Royalties, franchise fees and other revenues............    79,600        (78,623)(a)            977
                                                              --------       --------           --------
                                                               815,036        (78,623)           736,413
                                                              --------       --------           --------
Costs and expenses:
    Cost of sales, excluding depreciation and amortization
      related to sales......................................   387,994        --                 387,994
    Advertising, selling and distribution...................   197,877         (1,224)(a)        196,653
    General and administrative..............................    91,165        (34,219)(a)         56,946
    Depreciation and amortization, excluding amortization of
      deferred financing costs..............................    32,808         (2,503)(a)         30,305
                                                              --------       --------           --------
                                                               709,844        (37,946)           671,898
                                                              --------       --------           --------
        Operating profit....................................   105,192        (40,677)            64,515
Interest expense............................................   (60,235)         1,124 (a)        (59,111)
Interest expense to affiliates, net.........................     --              (953)(a)           (953)
Gain on sale of businesses, net.............................     5,016        --                   5,016
Other income net............................................     5,298         (1,732)(a)          3,566
                                                              --------       --------           --------
        Income from continuing operations before income
          taxes.............................................    55,271        (42,238)            13,033
Provision for income taxes..................................   (25,284)        17,037 (a)         (8,247)
                                                              --------       --------           --------
        Income from continuing operations...................  $ 29,987       $(25,201)          $  4,786
                                                              --------       --------           --------
                                                              --------       --------           --------

                 SNAPPLE BEVERAGE GROUP, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JANUARY 2, 2000
                                 (IN THOUSANDS)

                                                                                                       ADJUSTMENTS
                                                                                                         FOR THE
                                                                                                         INITIAL
                                          ADJUSTMENTS    PRO FORMA     ADJUSTMENTS      PRO FORMA        PUBLIC
                                   AS     FOR THE 1999    FOR 1999       FOR THE         FOR THE        OFFERING
                                REPORTED  TRANSACTIONS  TRANSACTIONS  RESTRUCTURING   RESTRUCTURING   TRANSACTIONS  PRO FORMA
                                --------  ------------  ------------  -------------   -------------   ------------  ---------
Revenues:
   Net sales..................  $770,943    $ 4,597 (b)   $772,617      $ --            $772,617        $ --        $772,617
                                             (2,923)(c)
   Royalties, franchise fees
    and other revenues........    83,029     --             83,029       (81,786)(a)       1,243          --           1,243
                                --------    -------       --------      --------        --------        --------    --------
                                 853,972      1,674        855,646       (81,786)        773,860          --         773,860
                                --------    -------       --------      --------        --------        --------    --------
Costs and expenses:
   Cost of sales, excluding
    depreciation and
    amortization related to
    sales.....................   407,708      3,619 (b)    408,342        --             408,342          --         408,342
                                             (2,985)(c)
   Advertising, selling and
    distribution..............   201,451        832 (b)    202,283          (461)(a)     201,822          --         201,822
   General and
    administrative............    92,909        239 (b)     92,991       (32,630)(a)      60,386          --          60,386
                                               (157)(d)                       25 (i)
   Depreciation and
    amortization, excluding
    amortization of deferred
    financing costs...........    32,060         66 (b)     32,413        (2,168)(a)      30,245          --          30,245
                                                287 (e)
   Capital structure
    reorganization related
    charge....................     3,348     --              3,348        --               3,348          --           3,348
   Credit related to
    post-acquisition
    transition, integration
    and changes to business
    strategies................      (549)    --               (549)       --                (549)         --            (549)
   Facilities relocation and
    corporate restructuring
    credits...................      (461)    --               (461)          303 (a)        (158)         --            (158)
                                --------    -------       --------      --------        --------        --------    --------
                                 736,466      1,901        738,367       (34,931)        703,436          --         703,436
                                --------    -------       --------      --------        --------        --------    --------
      Operating profit........   117,506       (227)       117,279       (46,855)         70,424          --          70,424
Interest expense..............   (76,605)      (645)(f)    (77,250)          700 (a)     (79,758)         28,521 (j) (51,237)
                                                                          (3,208)(i)
Interest income from (expense
 to) affiliates, net..........     --        --             --              (385)(a)      23,041         (23,063)(k)     (22)
                                                                          23,426 (i)
Loss on sale of businesses,
 net..........................      (533)                     (533)       --                (533)         --            (533)
Other income, net.............     6,782     (1,116)(g)      5,666        (1,974)(a)       2,846          --           2,846
                                                                            (846)(i)
                                --------    -------       --------      --------        --------        --------    --------
      Income from continuing
        operations before
        income taxes..........    47,150     (1,988)        45,162       (29,142)         16,020           5,458      21,478
Provision for income taxes....   (21,672)       707 (h)    (20,965)       16,824(a)      (12,399)         (2,640)(l) (15,039)
                                                                          (8,258)(i)
                                --------    -------       --------      --------        --------        --------    --------
      Income from continuing
        operations............  $ 25,478    $(1,281)      $ 24,197      $(20,576)       $  3,621        $  2,818    $  6,439
                                --------    -------       --------      --------        --------        --------    --------
                                --------    -------       --------      --------        --------        --------    --------
      Income from continuing
        operations per
        share.................
         Basic................                                                                                      $
                                                                                                                    --------
                                                                                                                    --------
         Diluted..............                                                                                      $
                                                                                                                    --------
                                                                                                                    --------

                 SNAPPLE BEVERAGE GROUP, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED APRIL 2, 2000
                                 (IN THOUSANDS)

                                                                                                      ADJUSTMENTS
                                                                                                        FOR THE
                                                                                                        INITIAL
                                                                       ADJUSTMENTS      PRO FORMA        PUBLIC
                                                              AS         FOR THE         FOR THE        OFFERING
                                                           REPORTED   RESTRUCTURING   RESTRUCTURING   TRANSACTIONS   PRO FORMA
                                                           --------   -------------   -------------   ------------   ---------
Revenues:
   Net sales.............................................    $170,345     $ --            $170,345        $--          $170,345
   Royalties, franchise fees and other revenues..........      19,673      (19,393)(a)         280         --               280
                                                             --------     --------        --------        -------      --------
                                                              190,018      (19,393)        170,625         --           170,625
                                                             --------     --------        --------        -------      --------
Costs and expenses:
   Cost of sales, excluding depreciation and amortization
    related to sales.....................................      89,273       --              89,273         --            89,273
   Advertising, selling and distribution.................      46,372          (88)(a)      46,284         --            46,284
   General and administrative............................      24,724       (9,095)(a)      15,626         --            15,626
                                                                                (3)(i)
   Depreciation and amortization, excluding amortization
    of deferred financing costs..........................       8,323         (539)(a)       7,784         --             7,784
   Capital structure reorganization related charge.......         204       --                 204         --               204
                                                             --------     --------        --------        -------      --------
                                                              168,896       (9,725)        159,171         --           159,171
                                                             --------     --------        --------        -------      --------
      Operating profit...................................      21,122       (9,668)         11,454         --            11,454
Interest expense.........................................     (20,733)         132 (a)     (20,601)         8,065 (j)   (12,536)
Interest income from affiliates, net.....................       --           5,769 (i)       5,769         (5,769)(k)     --
Gain on sale of business, net............................          96       --                  96         --                96
Other income, net........................................         966         (343)(a)         435         --               435
                                                                              (188)(i)
                                                             --------     --------        --------        -------      --------
      Income (loss) from continuing operations before
        income taxes.....................................       1,451       (4,298)         (2,847)         2,296          (551)
Benefit from (provision for) income taxes................        (709)       4,005 (a)       1,342         (1,020)(l)       322
                                                                            (1,954)(i)
                                                             --------     --------        --------        -------      --------
      Income (loss) from continuing operations...........    $    742     $ (2,247)       $ (1,505)       $ 1,276      $   (229)
                                                             --------     --------        --------        -------      --------
                                                             --------     --------        --------        -------      --------
      Loss from continuing operations per share..........
         Basic...........................................                                                              $
                                                                                                                       --------
                                                                                                                       --------
         Diluted.........................................                                                              $
                                                                                                                       --------
                                                                                                                       --------

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

 (a) To reclassify the results of operations of the restaurant business as discontinued operations and to reflect intercompany interest expense owed to the restaurant business and no longer eliminated in consolidation. The results of operations of the restaurant franchising business reclassified as discontinued operations for the year ended January 2, 2000 reflect the reversal of the allocation from RC/Arby's of interest expense on the 9 3/4% senior notes since all the interest on the 9 3/4% senior notes was reversed in (f) below to reflect the 1999 transactions as follows (in thousands):

        Income from continuing operations of the restaurant franchising business... $30,565
        Reversal of allocation of interest expense on the 9 3/4% senior notes
             from RC/Arby's, net of income tax benefit.............................   1,100
                                                                                    -------
                                                                                    $31,665
                                                                                    -------
                                                                                    -------

     The results of operations of the restaurant business are presented as discontinued operations in these pro forma financial statements and not the historical financial statements of Triarc Consumer Products Group included elsewhere in this prospectus because the restaurant business will be effectively distributed to Triarc only upon the successful completion of the offering and related transactions and, as such, did not meet the requirements to be reported as discontinued operations in the historical consolidated financial statements.

 (b) To reflect the results of operations of Millrose.

 (c) To reflect the elimination of sales and cost of sales between Triarc Consumer Products Group and Millrose.

 (d) Represents a reduction of 'General and administrative' expenses to reflect the estimated effect of (1) the terminations of two employees and (2) the reductions in salaries of three employees of Millrose (assuming these employees chose to remain with Triarc Consumer Products Group after the acquisition of Millrose). These terminations and reductions are in accordance with a signed agreement between such employees and Triarc Consumer Products Group.

 (e) Represents an adjustment to 'Depreciation and amortization, excluding amortization of deferred financing costs' as follows (in thousands):

        To record amortization of 'Unamortized costs in excess of
          net assets of acquired companies,' which we refer to as
          goodwill, of $5,843 resulting from the acquisition of
          Millrose over an estimated useful life of 15 years(1).....  $ 65
        To record amortization of 'Other intangible assets'
          (including distribution rights) of $14,303 resulting from
          the acquisition of Millrose over estimated useful lives
          ranging from 2 to 15 years................................   222
                                                                      ----
                                                                      $287
                                                                      ----
                                                                      ----

---------
    (1) The goodwill of $5,843 represents the excess of the purchase price for Millrose over the net assets we acquired, calculated as follows (in thousands):

   Purchase price, including estimated expenses................             17,491
   Less net assets acquired:
       Receivables.............................................  $ 1,781
       Inventories.............................................    1,533
       Properties..............................................      366
       Other intangible assets.................................   14,303
       Accounts payable........................................     (492)
       Deferred income tax liabilities.........................   (5,843)   11,648
                                                                 -------   -------
                                                                           $ 5,843
                                                                           -------
                                                                           -------

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENTS OF OPERATIONS -- CONTINUED

 (f) Represents adjustments to 'Interest expense' as follows (in thousands):

     To record interest expense on the 10 1/4% notes
       through the February 25, 1999 date of
       issuance........................................    $(4,527)
     To record interest expense at a weighted average
       assumed interest rate of 8.64% on the assumed
       term loan borrowings initially at $475,000 under
       the existing credit facility through the
       February 25, 1999 date of actual
       borrowings(1)...................................     (6,045)
     To record amortization under the interest rate
       method on the $30,500 of deferred financing
       costs associated with the 10 1/4% notes and the
       credit facility(2)..............................       (584)
     To reverse reported interest expense on the
       RC/Arby's 9 3/4% senior notes and the term loans
       under the previously existing credit
       agreement(3)....................................      9,681
     To reverse reported amortization of deferred
       financing costs associated with the RC/Arby's
       9 3/4% senior notes and the previously existing
       credit agreement................................        830
                                                           -------
                                                           $  (645)
                                                           -------
                                                           -------

---------
    (1) The weighted average assumed interest rate results from applying the actual London Interbank Offered Rated-based interest rates initially charged by our lenders on each of the term loans under our existing credit facility to the respective average outstanding balances of each of the term loans assuming the initial borrowings occurred at the beginning of 1999.

    (2) The $30,500,000 of estimated deferred financing costs associated with the 10 1/4% notes and the credit facility consist of approximately
        (a) $15,200,000 of fees and expenses, including commitment fees, paid to the lenders under the credit facility, (b) $9,700,000 of fees paid to the underwriters of the 10 1/4% notes, (c) $4,200,000 of legal, auditing and accounting fees, (d) $800,000 of printing fees, and (e) $600,000 of other fees.

    (3) The principal amounts repaid were $275,000,000 under the RC/Arby's
        9 3/4% senior notes and $284,333,000 under the term loans of the previously existing credit agreement. The weighted average interest rate associated with the term loans repaid was 7.93% at the February 25, 1999 actual repayment date.

 (g) To reverse the actual interest income recorded by Triarc Consumer Products Group resulting from the investment of the proceeds of the 10 1/4% notes issued on February 25, 1999 prior to such proceeds being used to redeem the RC/Arby's 9 3/4% senior notes on March 30, 1999.

 (h) Represents adjustments to 'Provision for income taxes' as follows (in thousands):

     To reflect the income tax benefit related to the
       interest expense adjustment in (f) above,
       including amortization of deferred financing
       costs, on the 10 1/4% notes and the term loans
       at the weighted average incremental Federal and
       state income tax rate of 37.3% based on the
       allocation of this debt by entity...............    $ 4,158
     To reverse the income tax benefit related to the
       reported interest expense reversed in (f) above,
       including amortization of deferred financing
       costs, at the weighted average incremental
       Federal and state income tax rate of 37.3% based
       on the entities to which this interest
       related.........................................     (3,920)
     To reflect an income tax benefit on Millrose's
       pretax loss at Millrose's incremental Federal
       and state income tax rate of 40.9%. The benefit
       is not reflected in Millrose's reported results
       of operations due to its Subchapter S status
       prior to its acquisition........................         65
     To reflect the income tax benefit on the effect of
       the pro forma adjustments (c), (d) and (e) above
       to Millrose's reported results of operations,
       other than the amortization of goodwill which is
       not tax deductible, at Millrose's incremental
       Federal and state income tax rate of 40.9%......          2
     To reflect the income tax benefit related to the
       interest income from the investment of the
       proceeds of the 10 1/4% notes prior to such
       proceeds being used to redeem the RC/Arby's
       9 3/4% senior notes, reversed in (g) above, at
       the incremental Federal and state income tax
       rate of 36%.....................................        402
                                                           -------
                                                           $   707
                                                           -------
                                                           -------

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENTS OF OPERATIONS -- CONTINUED

 (i) To reflect the effective distribution of the stock of RC/Arby's, including its interest in the restaurant franchising business, from Triarc Consumer Products Group to Triarc and to reflect intercompany interest income no longer eliminated in consolidation. The adjustment to intercompany interest income (expense) includes actual interest income on a $300,000,000 note receivable by Triarc Consumer Products Group from RC/Arby's, bearing interest at 10.33%, less actual interest expense on a $76,000,000 note payable by Royal Crown to RC/Arby's, bearing interest at 10.33%, plus related pro forma interest income and interest expense as if such notes, which were actually issued on March 30, 1999 in connection with the 1999 transactions, were issued on January 3, 1999.

 (j) Represents adjustments to 'Interest expense' as follows (in thousands):

                                                                      THREE MONTHS
                                                         YEAR ENDED      ENDED
                                                         JANUARY 2,     APRIL 2,
                                                            2000          2000
                                                            ----          ----
     To record interest expense at an initial weighted
       average assumed interest rate of 8.73% on the
       assumed term loan borrowings initially at
       $192,032 under the new credit facility(1).......   $(16,224)     $(3,829)
     To record amortization under the interest rate
       method on the $3,000 of estimated deferred
       financing costs associated with the new credit
       facility(2).....................................       (724)        (168)
     To reverse reported interest expense and the pro
       forma adjustment to interest expense included in
       (f) above, associated with the term loans under
       the 1999 credit facility........................     42,661       11,472
     To reverse reported amortization of deferred
       financing costs and the pro forma adjustment to
       interest expense included in (f) associated with
       the term loans under the 1999 credit facility...      2,808          590
                                                          --------      -------
                                                          $ 28,521      $ 8,065
                                                          --------      -------
                                                          --------      -------

---------
    (1) The weighted average assumed interest rate results from adding the margins stated in a commitment letter to the London Interbank Offered Rate available at April 2, 2000 on each of the classes of term loans under the new credit facility and applying the resulting interest rate to the respective average outstanding balances of each of the classes of term loans. The average outstanding balances reflect scheduled repayments under the term loans assuming the initial borrowings occurred at the beginning of 1999 and were $185,612,000 and $174,912,000 for the year ended January 2, 2000 and the three months ended April 2, 2000, respectively.

        If the assumed weighted average interest rate on the term loan borrowings under the new credit facility changed by .125%, the pro forma interest expense would change by $232,000 and $55,000 for the year ended January 2, 2000 and the three months ended April 2, 2000, respectively.

    (2) The $3,000,000 of estimated deferred financing costs associated with the new credit facility consist of approximately (a) $2,400,000 of commitment fees to be paid to the lenders (b) $300,000 of legal expenses and (c) $300,000 of other fees.

 (k) To reflect a net reduction to intercompany interest income resulting from the assumed effective dividend of the $300,000,000 note receivable from RC/Arby's and the effective capital contribution of the $76,000,000 note payable to RC/Arby's. These adjustments have been reflected since the assumed dividend and capital contribution are components of the transactions related to the offering and are required under Triarc Consumer Product Group's existing debt agreements to complete the offering.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                     STATEMENTS OF OPERATIONS -- CONTINUED

 (l) Represents adjustments to 'Benefit from (provision for) income taxes' as follows (in thousands):

                                                                      THREE MONTHS
                                                         YEAR ENDED      ENDED
                                                         JANUARY 2,     APRIL 2,
                                                            2000          2000
                                                            ----          ----
     To reflect the income tax benefit related to the
       interest expense adjustment in (j) above,
       including amortization of deferred financing
       costs, on the assumed term loan borrowings at
       the incremental Federal and state income tax
       rate of 39.0% based on the entity to which this
       debt is expected to relate......................   $  6,610      $ 1,559
     To reverse the income tax benefit related to the
       interest expense, including amortization of
       deferred financing costs, reversed in (j) above
       at the weighted average incremental Federal and
       state income tax rate of 38.5%, based on the
       entities to which this interest expense
       related.........................................    (17,506)      (4,644)
     To reverse the income tax provision related to the
       net intercompany interest income reversed in (k)
       above, at the incremental Federal and state
       income tax rate of 35.8% based on the entities
       to which this net interest income related.......      8,256        2,065
                                                          --------      -------
                                                          $ (2,640)     $(1,020)
                                                          --------      -------
                                                          --------      -------

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The consolidated statement of operations and other data for the years ended December 28, 1997, January 3, 1999 and January 2, 2000 and the balance sheet data as of January 3, 1999 and January 2, 2000 are derived from the consolidated financial statements of Triarc Consumer Products Group audited by Deloitte & Touche LLP, independent auditors, beginning on page F-2 in this prospectus and should be read with those financial statements and the related notes. The statement of operations and other data for the three-month periods ended
April 4, 1999 and April 2, 2000 and the balance sheet data as of April 2, 2000 are derived from the unaudited financial information for such periods included within the consolidated financial statements referred to above. The historical consolidated balance sheet data as of December 31, 1995 are derived from combining the audited consolidated balance sheet of RC/Arby's contained in its annual report on Form 10-K for the year ended December 31, 1995 not included in this prospectus and the audited balance sheet of Mistic not included in this prospectus. The consolidated statement of operations and other data for the years ended December 31, 1995 and 1996 and consolidated balance sheet data as of December 31, 1996 are derived from audited consolidated financial statements of Triarc Consumer Products Group not included in this prospectus.

    In our opinion, the unaudited condensed consolidated financial statements as of April 2, 2000 and for the three-month periods ended April 4, 1999 and April 2, 2000 contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly, in all material respects, Triarc Consumer Products Group's financial position as of April 2, 2000 and its results of operations for the three-month periods ended April 4, 1999 and April 2, 2000.

    You should be aware that our results of operations and financial condition will be significantly affected by the offering and the restructuring and other related transactions to occur in connection with the offering. You should read our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

                                                                                    YEARS ENDED
                                     YEARS ENDED DECEMBER 31,        ------------------------------------------
                                   -----------------------------     DECEMBER 28,     JANUARY 3,     JANUARY 2,
                                       1995             1996             1997            1999           2000
                                       ----             ----             ----            ----           ----
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
   Revenues
      Net sales..................   $ 431,514         $540,106        $ 629,621        $735,436      $ 770,943
      Royalties, franchise fees
        and other revenues.......      55,812           57,329           66,531          79,600         83,029
                                    ---------         --------        ---------        --------      ---------
   Total revenues................     487,326          597,435          696,152         815,036        853,972
   Cost of sales, excluding
    depreciation and amortization
    related to sales.............     248,765          313,966          331,391         387,994        407,708
   Depreciation and amortization
    related to sales.............      12,609           13,545            1,032           1,672          2,102
                                    ---------         --------        ---------        --------      ---------
   Gross profit..................     225,952          269,924          363,729         425,370        444,162
   Advertising, selling and
    distribution expenses........     116,896          133,885          183,221         197,877        201,451
   General and administrative
    expenses.....................      82,180           78,355           83,546          91,165         92,909
   Depreciation and amortization,
    excluding depreciation and
    amortization related to sales
    and amortization of deferred
    financing costs..............      13,375           16,419           24,212          31,136         29,958
   Other operating expenses......      14,647           66,700           40,878          --              2,338
                                    ---------         --------        ---------        --------      ---------
   Operating profit (loss).......      (1,146)(3)      (25,435)(4)       31,872 (5)     105,192        117,506 (7)
   Interest expense..............     (42,386)         (50,031)         (58,019)        (60,235)       (76,605)
   Gain (loss) on sale of
    business, net................      (1,000)          --               (3,513)          5,016           (533)
   Other income (expense), net...      (1,074)             470            5,532           5,298          6,782
                                    ---------         --------        ---------        --------      ---------
   Income (loss) before income
    taxes and extraordinary
    charges......................     (45,606)(3)      (74,996)(4)      (24,128)(5)      55,271 (6)     47,150 (7)
   Benefit from (provision for)
    income taxes.................      12,257           23,628            5,142         (25,284)       (21,672)
                                    ---------         --------        ---------        --------      ---------
   Income (loss) before
    extraordinary charges........     (33,349)(3)      (51,368)(4)      (18,986)(5)      29,987 (6)     25,478 (7)
   Extraordinary charges.........      --               --               (2,954)         --            (11,772)
                                    ---------         --------        ---------        --------      ---------
   Net income (loss)(1)..........   $ (33,349)(3)     $(51,368)(4)    $ (21,940)(5)    $ 29,987 (6)  $  13,706 (7)
                                    ---------         --------        ---------        --------      ---------
                                    ---------         --------        ---------        --------      ---------
   Cash dividends................   $  --             $ --            $  --            $(23,556)     $(204,746)
OTHER DATA:
   EBITDA(2).....................   $  39,485         $ 63,429        $  57,116        $138,000      $ 149,566
   Net cash provided by (used in)
    operating activities.........       5,567           11,325           35,440          59,104         57,644
   Net cash provided by (used in)
    investing activities.........    (154,333)         (18,028)        (305,629)         15,771        (43,328)
   Net cash provided by (used in)
    financing activities.........     156,766            4,388          296,861         (36,325)       (26,935)
   Capital expenditures..........      48,738           17,113            4,204          11,107          8,525
BALANCE SHEET DATA (AT END OF
 PERIOD):
   Total assets..................   $ 515,375         $480,592        $ 853,961        $790,970      $ 828,215
   Long-term debt................     416,688          347,810          564,114         560,977        736,866
   Redeemable preferred stock....      --               --               79,604          87,587         --     (10)
   Member's deficit..............     (37,110)         (86,978)         (42,860)(9)     (44,721)      (173,885)(10)

                                     THREE MONTHS ENDED
                                   -----------------------
                                   APRIL 4,      APRIL 2,
                                     1999          2000
                                     ----          ----
                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
   Revenues
      Net sales..................  $ 159,888     $ 170,345
      Royalties, franchise fees
        and other revenues.......     18,303        19,673
                                   ---------     ---------
   Total revenues................    178,191       190,018
   Cost of sales, excluding
    depreciation and amortization
    related to sales.............     82,140        89,273
   Depreciation and amortization
    related to sales.............        449           499
                                   ---------     ---------
   Gross profit..................     95,602       100,246
   Advertising, selling and
    distribution expenses........     47,756        46,372
   General and administrative
    expenses.....................     22,283        24,724
   Depreciation and amortization,
    excluding depreciation and
    amortization related to sales
    and amortization of deferred
    financing costs..............      7,403         7,824
   Other operating expenses......      2,250           204
                                   ---------     ---------
   Operating profit (loss).......     15,910 (8)    21,122
   Interest expense..............    (16,701)      (20,733)
   Gain (loss) on sale of
    business, net................         85            96
   Other income (expense), net...      3,156           966
                                   ---------     ---------
   Income (loss) before income
    taxes and extraordinary
    charges......................      2,450 (8)     1,451
   Benefit from (provision for)
    income taxes.................     (1,213)         (709)
                                   ---------     ---------
   Income (loss) before
    extraordinary charges........      1,237 (8)       742
   Extraordinary charges.........    (11,772)       --
                                   ---------     ---------
   Net income (loss)(1)..........  $ (10,535)(8) $     742
                                   ---------     ---------
                                   ---------     ---------
   Cash dividends................  $(204,746)    $  --
OTHER DATA:
   EBITDA(2).....................  $  23,762     $  29,445
   Net cash provided by (used in)
    operating activities.........    (29,608)      (25,540)
   Net cash provided by (used in)
    investing activities.........    (18,775)       (7,556)
   Net cash provided by (used in)
    financing activities.........    (18,037)       (2,915)
   Capital expenditures..........      1,545         7,371
BALANCE SHEET DATA (AT END OF
 PERIOD):
   Total assets..................                $ 821,303
   Long-term debt................                  735,652
   Redeemable preferred stock....                   --
   Member's deficit..............                 (171,549)

---------
 (1) As a result of the proposed restructuring transactions, the historical consolidated financial statements of Triarc Consumer Products Group are not indicative of the financial position and results of operations of the ongoing entity, Snapple Beverage Group, as restructured. You should refer to 'The Restructuring' elsewhere in this prospectus for further discussion of these transactions. As such, the historical income (loss) per share of Triarc Consumer Products Group is not presented since that data is not considered relevant.

 (2) EBITDA is presented in order to allow for greater comparability between periods as well as an indication of results on an ongoing basis. We calculate EBITDA as operating profit (loss) plus

                                              (footnotes continued on next page)

(footnotes continued from previous page)

     depreciation and amortization (excluding amortization of deferred financing costs) and, for the years ended December 31, 1995 and 1996, impairment charges related to long-lived assets. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, those disclosures may not be comparable with EBITDA as calculated by us. You should not think of EBITDA as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and EBITDA is not a measure of performance or financial condition under generally accepted accounting principles. However, EBITDA provides additional information for evaluating our ability to meet our obligations. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (1) operating, (2) investing and (3) financing activities. Cash flows from operating activities reflect net income or loss (including charges for interest and income taxes not reflected in EBITDA) adjusted for (1) all non-cash charges or credits (including, but not limited to, depreciation and amortization) and (2) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. The historical cash flows of Triarc Consumer Products Group are presented in the table above.

 (3) Reflects certain significant charges recorded during 1995 as follows:
     $15,309,000 charged to operating loss representing a $14,647,000 reduction in the carrying value of long-lived assets impaired or to be disposed and $662,000 of accelerated vesting of Triarc's restricted stock granted to our employees; $16,309,000 charged to loss before income taxes and extraordinary charges representing the aforementioned $15,309,000 charged to operating loss and $1,000,000 of write-off of an equity investment; and $11,511,000 charged to loss before extraordinary charges and net loss representing the aforementioned $16,309,000 charged to loss before income taxes and extraordinary charges, less $5,898,000 of related income tax benefit plus a $1,100,000 provision for income tax contingencies.

 (4) Reflects certain significant charges recorded during 1996 as follows:
     $66,700,000 charged to operating loss and loss before income taxes and extraordinary charges representing a $58,900,000 charge for impairment of company-owned restaurants and related exit costs and $7,800,000 of facilities relocation and corporate restructuring charges; and $40,843,000 charged to loss before extraordinary charges and net loss representing the aforementioned $66,700,000 charged to operating loss less $25,857,000 of related income tax benefit.

 (5) Reflects certain significant charges recorded during 1997 as follows:
     $40,878,000 charged to operating profit representing $33,815,000 of charges related to post-acquisition transition, integration and changes to business strategies and $7,063,000 of facilities relocation and corporate restructuring; $44,391,000 charged to loss before income taxes and extraordinary charges representing the aforementioned $40,878,000 charged to operating profit plus $3,513,000 of loss on sale of businesses net; $27,138,000 charged to loss before extraordinary charges representing the aforementioned $44,391,000 charged to loss before income taxes and extraordinary charges less $17,253,000 of related income tax benefit; and $30,092,000 charged to net loss representing the aforementioned $27,138,000 charged to loss before extraordinary charges and a $2,954,000 extraordinary charge from the early extinguishment of debt.

 (6) Reflects a significant credit recorded during 1998 as follows: $5,016,000 of gain on sale of businesses credited to income before income taxes and extraordinary charges; and $3,067,000 credited to income before extraordinary charges and net income representing the aforementioned $5,016,000 less $1,949,000 of related income tax provision.

 (7) Reflects certain significant charges recorded during 1999 as follows:
     $3,348,000 charged to operating profit and income before income taxes and extraordinary charges representing capital structure reorganization related charges related to equitable adjustments made to the terms of outstanding stock options, net; $2,042,000 charged to income before extraordinary charges representing the aforementioned $3,348,000 less $1,306,000 of related income tax benefit; and $13,814,000 charged to

                                              (footnotes continued on next page)

(footnotes continued from previous page)

     net income representing the aforementioned $2,042,000 charged to income before extraordinary charges and an $11,772,000 extraordinary charge from the early extinguishment of debt.

 (8) Reflects certain significant charges recorded during the three months ended April 4, 1999 as follows: $2,250,000 charged to operating profit and income before income taxes and extraordinary charges representing capital structure reorganization related charges; $1,373,000 charged to income before extraordinary charges representing the aforementioned $2,250,000 less $877,000 of related income tax benefit; and $13,145,000 charged to net income representing the aforementioned $1,373,000 charged to income before extraordinary charges and an $11,772,000 extraordinary charge from the early extinguishment of debt.

 (9) Reflects a decrease in member's deficit principally resulting from (1) a $29,390,000 capital contribution to Triarc Consumer Products Group by Triarc and (2) the 'push-down' of Triarc's $40,847,000 (adjusted to $40,596,000 in 1998) acquisition basis in Stewart's to Triarc Consumer Products Group.

(10) Reflects an increase in member's deficit principally resulting from
     (1) cash dividends of $204,746,000 and (2) a non-cash transfer of deferred income tax benefits of $32,719,000, both partially offset by a capital contribution by Triarc of the redeemable preferred stock of Triarc Consumer Products Group of $88,779,000, including accrued but unpaid dividends.

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following table presents unaudited selected pro forma consolidated financial data for the years ended December 28, 1997, January 3, 1999, January 2, 2000 and the three-month period ended April 2, 2000. The statement of operations and other data for all periods presented reflect the reclassification of the restaurant business as a discontinued operation. The statement of operations and other data for the year ended January 2, 2000 and the three-month period ended April 2, 2000 and the balance sheet data as of April 2, 2000 reflect (1) the proposed restructuring transactions (you should refer to 'The Restructuring' elsewhere in this prospectus for further discussion of these transactions), and (2) the offering, related transactions and the related use of proceeds. The statement of operations and other data for the year ended
January 2, 2000 also reflect adjustments for refinancing transactions consummated in February and March 1999. The pro forma consolidated financial data are derived from the 'Unaudited Pro Forma Condensed Financial Statements' contained elsewhere in this prospectus and should be read with those financial statements and the related notes.

                                                                    YEARS ENDED
                                                ---------------------------------------------------       THREE MONTHS
                                                  DECEMBER 28,          JANUARY 3,       JANUARY 2,           ENDED
                                                      1997                 1999             2000          APRIL 2, 2000
                                                      ----                 ----             ----          -------------
                                                                              (UNAUDITED)
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Revenues
      Net sales...............................      $555,426             $735,436         $772,617          $170,345
      Royalties, franchise fees and other
        revenues..............................           297                  977            1,243               280
                                                    --------             --------         --------          --------
   Total revenues.............................       555,723              736,413          773,860           170,625
   Cost of sales, excluding depreciation and
    amortization related to sales.............       272,169              387,994          408,342            89,273
   Depreciation and amortization related to
    sales(1)..................................         1,032                1,672            2,102               499
                                                    --------             --------         --------          --------
   Gross profit...............................       282,522              346,747          363,416            80,853
   Advertising, selling and distribution
    expenses..................................       174,172              196,653          201,822            46,284
   General and administrative expenses........        48,185               56,946           60,386            15,626
   Depreciation and amortization, excluding
    depreciation and amortization related to
    sales and amortization of deferred
    financing costs...........................        21,544               28,633           28,143             7,285
   Other operating expenses...................        35,281               --                2,641               204
                                                    --------             --------         --------          --------
   Operating profit...........................         3,340 (2)           64,515 (3)       70,424 (4)        11,454
   Interest expense...........................       (53,696)             (60,064)         (51,259)          (12,536)
   Gain (loss) on sale of businesses, net.....           576                5,016             (533)               96
   Other income, net..........................         3,868                3,566            2,846               435
                                                    --------             --------         --------          --------
   Income (loss) from continuing operations
    before income taxes.......................       (45,912)(2)           13,033 (3)       21,478 (4)          (551)
   Benefit from (provision for) income
    taxes.....................................        14,201               (8,247)         (15,039)              322
                                                    --------             --------         --------          --------
   Income (loss) from continuing operations...      $(31,711)(2)         $  4,786 (3)     $  6,439 (4)      $   (229)
                                                    --------             --------         --------          --------
                                                    --------             --------         --------          --------
   Income from continuing operations per
    share.....................................
   Weighted average shares outstanding........
OTHER DATA:
   EBITDA(5)..................................      $ 25,916             $ 94,820         $100,669          $ 19,238
   Capital expenditures.......................         3,241               10,697            8,249             7,337
BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets...............................                                                              $756,019
   Long-term debt.............................                                                               474,988
   Stockholders' equity.......................                                                                75,550

---------

(1) Pro forma depreciation and amortization related to sales was taken from the historical statements of operations appearing elsewhere in this prospectus since there are no pro forma adjustments which affected historical depreciation and amortization related to sales.

(2) Reflects certain significant charges recorded during 1997 as follows:
    $40,878,000 charged to operating profit representing $33,815,000 of charges related to post-acquisition transition, integration and changes to business strategies and $7,063,000 of facilities relocation and corporate restructuring; $40,302,000 charged to loss from continuing operations before income taxes representing the
                                              (footnotes continued on next page)

(footnotes continued from previous page)

    aforementioned $40,878,000 charged to operating profit less $576,000 of gain on sale of businesses, net; and $24,638,000 charged to loss from continuing operations representing the aforementioned $40,302,000 charged to loss from continuing operations before income taxes less $15,664,000 of related income tax benefit.

(3) Reflects a significant credit recorded during 1998 as follows: $5,016,000 of gain on sale of businesses, net credited to income from continuing operations before income taxes and $3,067,000 credited to income from continuing operations representing the aforementioned $5,016,000 less $1,949,000 of related income tax provision.

(4) Reflects certain significant charges recorded during 1999 as follows:
    $3,348,000 charged to operating profit and income from continuing operations before income taxes representing capital structure reorganization related charges related to equitable adjustments made to the terms of outstanding stock options; and $2,042,000 charged to income from continuing operations representing the aforementioned $3,348,000 charged to operating profit and income from continuing operations before income taxes less $1,306,000 of related income tax benefit.

(5) You should refer to Note 2 to 'Summary Historical Consolidated Financial Data' for a discussion of EBITDA.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRESENTATION OF FINANCIAL INFORMATION

    This 'Management's Discussion and Analysis of Financial Condition and Results of Operations' reflects, on an as-if pooling basis, the consolidated financial position, results of operations and cash flows of Triarc Consumer Products Group and its subsidiaries. Triarc Consumer Products Group is the entity reflected in the consolidated financial statements which begin on page F-2 of this prospectus. For further discussion of the basis of presentation of the consolidated financial statements of Triarc Consumer Products Group and the subsidiaries owned by it, you should refer to Note 1 to those consolidated financial statements.

    In connection with the offering, Triarc Consumer Products Group will enter into a series of restructuring transactions, as discussed in the section called 'The Restructuring.' The restructuring transactions have not been reflected in the historical financial statements because the restructuring transactions will not have occurred prior to a registration statement being declared effective by the Securities and Exchange Commission to register the common shares of Snapple Beverage Group to be sold in the offering. Under our existing debt agreements, the restructuring transactions may be effected only upon the successful completion of an initial public offering. As a part of the restructuring to occur in connection with the offering, (a) Snapple Beverage Group will be transferred to RC/Arby's, (b) Triarc Consumer Products Group will effectively distribute the restaurant franchising business and RC/Arby's parent company to Triarc and (c) Triarc Consumer Products Group will then, as a result of a series of transactions, effectively be merged into Snapple Beverage Group. Following the restructuring, Snapple Beverage Group will reflect the restaurant franchising business in its financial statements as a discontinued operation.

    You should read the section called 'Unaudited Pro Forma Condensed Consolidated Financial Statements' for information regarding the pro forma effect on the historical financial statements of these restructuring transactions and the use of the proceeds from the offering and other related transactions.

    Terms such as 'we,' 'our' and 'us' as used in this discussion refer to Triarc Consumer Products Group except within the section of this discussion under 'Pro Forma Liquidity and Capital Resources,' in which those terms refer to Snapple Beverage Group.

OVERVIEW

    We are a leading premium beverage company, a soft drink concentrates producer and a restaurant franchisor. Since 1995 we have acquired the Snapple, Mistic and Stewart's premium beverage brands. After selling all our company-owned restaurants in 1997, we have focused on building the strength of our premium beverage, soft drink concentrates and restaurant franchising businesses.

    In our premium beverage business we principally derive our revenues from the sale of our premium beverage products to distributors. We also derive revenues from the distribution of products in two of our key markets. One of our strategies is to increase our control over distribution by making selective acquisitions of distributors of our branded products in our key markets. By acting as our own distributor in key markets we are better able to increase sales, improve focus on current and new products and derive a higher gross profit margin. During 1999, we purchased two distributors and in each of March 2000 and May 2000 purchased our distribution rights in one other geographic area. In the aggregate, our company-owned distributors were responsible for approximately 28% of our premium beverage revenues for the 2000 first quarter. We expect revenues, gross margins and operating profit to increase as a result of these acquisitions, as we sell product at higher prices directly to retailers subsequent to these acquisitions compared with sales at lower prices to the distributors that we acquired. We also expect to realize additional revenues from these acquisitions, as we believe that company-owned distributors will be more focused on increasing sales of our products. The increase in gross profit that may result from these acquisitions is expected to be partially offset by associated increases in advertising, selling and distribution, depreciation and amortization, and general and administrative expenses.

    Currently, all of our premium beverage products are produced by third-party co-packers that we supply with raw materials and packaging. We are in the process of constructing a packing line at one of our locations where we have leased additional space. We expect to realize production and freight savings from this line in excess of the related increase in depreciation and amortization.

    In our soft drink concentrate business (Royal Crown) we currently derive our revenues from the sale of our carbonated soft drink concentrates to bottlers and a private label customer. To a much lesser extent, before 1999 we also derived revenues from the sale of finished product. Gross margins on concentrate sales are generally higher than those on finished product sales.

    In our restaurant franchising business we currently derive all our revenues from franchise royalties and franchise fees. While over 75% of our existing royalty agreements and all of our new domestic royalty agreements provide for royalties to us equal to 4% of franchise revenues, our average royalty rate was 3.3% in 1999. We incur selling, general and administrative costs, but no cost of goods sold in our restaurant franchising business.

    Our businesses do not require significant capital expenditures because we do not own manufacturing facilities, other than a Royal Crown concentrate manufacturing facility, and we do not own restaurants. The amortization of
(1) costs in excess of net assets of businesses acquired, which we refer to as goodwill, (2) trademarks and (3) other items results in significant non-cash charges.

    In recent years the premium beverage business has experienced the following trends:

         acquisition/consolidation of distributors;

         development of proprietary packaging;

         increased pressure by competitors to achieve account exclusivity;

         increased use of more costly plastic packaging;

         growing consumer demand for all-natural, health-oriented products;

         proliferation of new products including premium beverages, bottled water and beverages enhanced with herbal additives, for example, ginseng and Echinacea;

         increased placement of refrigerated coolers by distributors in customer locations; and

         increased use of more costly multi-packs and variety packs in some trade channels.

    In recent years the soft drink concentrates business has experienced the following trends:

         increased competition in the form of lower prices of finished product sold at retail, although there has been some improvement commencing in late 1999;

         adverse economic conditions in some international markets, especially Russia;

         increased pressure by competitors to achieve account exclusivity;

         acquisition/consolidation of bottlers;

         increased placement of refrigerated coolers by bottlers in customer locations;

         increased use of more costly multi-packs in some trade channels;

         increased market share of private label beverages; and

         increased consumer preference for flavored soft drink beverages.

    In recent years the restaurant franchising business has experienced the following trends:

         consistent growth of the restaurant industry as a percentage of total food-related spending;

         increased competitive pressures from the emphasis by competitors on new unit development to increase market share leading to the frequent use of price promotions and heavy advertising expenditures within the industry;

         increased price competition in the quick service restaurant industry, particularly as evidenced by the value menu concept which offers comparatively lower prices on some menu items, the combination meals concept which offers a combination meal at an aggregate price lower than the individual food and beverage items, couponing and other price discounting;

         additional competitive pressures for prepared food purchases from operations outside the restaurant industry such as deli sections and in-store cafes of several major grocery store chains; and

         the addition of selected higher-priced premium quality items to menus, which appeal more to adult tastes and recover some of the margins lost in the discounting of other menu items.

    Following the sale of all of the 355 company-owned Arby's restaurants on May 5, 1997 we experience the effects of these trends only to the extent they affect our franchise fees and royalties.

FISCAL PERIODS PRESENTED

    Effective January 1, 1997 we changed our fiscal year from a calendar year to a year consisting of 52 or 53 weeks ending on the Sunday closest to December 31. Our 1997 fiscal year commenced January 1, 1997 and ended on December 28, 1997, our 1998 fiscal year commenced December 29, 1997 and ended on January 3, 1999 and our 1999 fiscal year commenced January 4, 1999 and ended on January 2, 2000. As a result of our fiscal year convention, our 1997 and 1999 fiscal years contained 52 weeks and 1998 contained 53 weeks. However, due to the seasonality of our beverage businesses, the extra week in fiscal 1998 occurring in late December and early January had lower than average weekly revenues. Accordingly, we do not believe the extra week in the 1998 fiscal year has a material impact on the discussion below of our results of operations. When we refer to '1999' we mean the period from January 4, 1999 to January 2, 2000; when we refer to '1998' we mean the period from December 29, 1997 to January 3, 1999; and when we refer to '1997' we mean the period from January 1, 1997 through December 28, 1997.

    Our first quarter of fiscal 1999 commenced on January 4, 1999 and ended on April 4, 1999 and our first quarter of fiscal 2000 commenced on January 3, 2000 and ended on April 2, 2000. When we refer to the 'three months ended April 4, 1999' or the '1999 first quarter,' we mean the period from January 4, 1999 to April 4, 1999; and when we refer to the 'three months ended April 2, 2000' or the '2000 first quarter,' we mean the period from January 3, 2000 to April 2, 2000.

SEGMENT INFORMATION

    The following table shows the relative significance of the contribution of each of our segments to total revenues, gross profit, EBITDA (as defined below) and operating profit for our most recent fiscal year which ended January 2, 2000 and for our 2000 first quarter. You should note that, because of the seasonality of our businesses, the relative contributions of our segments in the 2000 first quarter are not representative of a full year.

                                                       FISCAL YEAR ENDED          THREE MONTHS ENDED
                                                        JANUARY 2, 2000             APRIL 2, 2000
                                                     ----------------------     ----------------------
                                                                  (DOLLARS IN THOUSANDS)
Revenues:
    Premium beverages..............................     $651,076       76.2%       $140,631       74.0%
    Soft drink concentrates........................      121,110       14.2          29,994       15.8
    Restaurant franchising.........................       81,786        9.6          19,393       10.2
                                                        --------      -----        --------      -----
        Total......................................     $853,972      100.0%       $190,018      100.0%
                                                        --------      -----        --------      -----
                                                        --------      -----        --------      -----
Gross profit:
    Premium beverages..............................     $268,615       60.5%       $ 57,760       57.6%
    Soft drink concentrates........................       93,761       21.1          23,093       23.0
    Restaurant franchising.........................       81,786       18.4          19,393       19.4
                                                        --------      -----        --------      -----
    Total..........................................     $444,162      100.0%       $100,246      100.0%
                                                        --------      -----        --------      -----
                                                        --------      -----        --------      -----
EBITDA:
    Premium beverages..............................     $ 79,545       53.2%       $ 13,851       47.0%
    Soft drink concentrates........................       21,108       14.1           5,401       18.4
    Restaurant franchising.........................       48,998       32.8          10,210       34.7
    General corporate..............................          (85)      (0.1)            (17)      (0.1)
                                                        --------      -----        --------      -----
        Total......................................     $149,566      100.0%       $ 29,445      100.0%
                                                        --------      -----        --------      -----
                                                        --------      -----        --------      -----
Operating profit (loss):
    Premium beverages..............................     $ 56,638       48.2%       $  7,567       35.8%
    Soft drink concentrates........................       14,123       12.0           3,901       18.5
    Restaurant franchising.........................       46,830       39.9           9,671       45.8
    General corporate..............................          (85)      (0.1)            (17)      (0.1)
                                                        --------      -----        --------      -----
        Total......................................     $117,506      100.0%       $ 21,122      100.0%
                                                        --------      -----        --------      -----
                                                        --------      -----        --------      -----

    We calculate gross profit as total revenues less (1) cost of sales, excluding depreciation and amortization, and (2) depreciation and amortization related to sales.

    We define EBITDA as operating profit plus depreciation and amortization, excluding amortization of deferred financing costs. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, these disclosures may not be comparable with EBITDA as we define it. EBITDA should not be considered as an alternative to net income or loss as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity or ability to repay our debt and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating our ability to meet our obligations.

    Cash flows in accordance with generally accepted accounting principles consist of cash flows from (1) operating, (2) investing and (3) financing activities. Cash flows from operating activities reflect net income or loss, including charges for interest and income taxes not reflected in EBITDA, adjusted for (1) all non-cash charges or credits including, but not limited to, depreciation and amortization and (2) changes in operating assets and liabilities, not reflected in EBITDA. Further, cash flows from investing and financing activities are not included in EBITDA.

    For information regarding our historical cash flows, you should refer to our consolidated statements of cash flows included in the consolidated financial statements of Triarc Consumer Products Group included elsewhere in this prospectus. For a reconciliation of consolidated EBITDA to consolidated income before taxes and extraordinary charges for 1999, you should refer to Note 20 to those consolidated financial statements.

RESULTS OF OPERATIONS

THREE MONTHS ENDED APRIL 2, 2000 COMPARED WITH THREE MONTHS ENDED APRIL 4, 1999

Revenues

    Our revenues increased $11.8 million, or 6.6%, to $190.0 million for the three months ended April 2, 2000 from $178.2 million for the three months ended April 4, 1999. A discussion of the changes in revenues by segment is as follows:

   Premium Beverages -- Premium beverage revenues increased $11.5 million, or 8.9%, to $140.6 million for the three months ended April 2, 2000 from $129.1 million for the three months ended April 4, 1999. The increase, which relates entirely to sales of finished product, reflects higher volume and, to a lesser extent, higher average selling prices in the first quarter of 2000. The increase in volume principally reflects (1) sales in the 2000 first quarter of Snapple Elements, a new product platform of herbally enhanced drinks introduced in April 1999, (2) higher sales of diet teas and other diet beverages and juice drinks, (3) higher sales of Stewart's products as a result of increased distribution in existing and new markets and
   (4) increased cases sold to retailers through Millrose Distributors, Inc. and Snapple Distributors of Long Island, Inc., principally reflecting the effect of an increased focus on our products as a result of our ownership of these distributors since their acquisitions on February 26, 1999 and January 2, 2000, respectively. The effect with respect to Millrose was for the full first quarter in 2000 compared with only the period from February 26 to April 4 in the 1999 first quarter. Those increases were partially offset by lower sales of WhipperSnapple in the 2000 first quarter. The higher average selling prices principally reflect (1) the effect of the Millrose and Long Island Snapple acquisitions whereby we sell product at higher prices directly to retailers subsequent to these acquisitions compared with sales at lower prices to distributors such as Millrose and Long Island Snapple and
   (2) selective price increases.

   Soft Drink Concentrates -- Soft drink concentrate revenues decreased $1.0 million, or 3.1%, to $30.0 million for the three months ended April 2, 2000 from $31.0 million for the three months ended April 4, 1999. This decrease is attributable to lower Royal Crown sales of concentrate entirely reflecting a decline in branded sales, primarily due to lower domestic volume reflecting continued competitive pricing pressures experienced by our bottlers. Those pressures began to lessen commencing in late 1999 and have continued that trend into the second quarter of 2000.

   Restaurant Franchising -- Restaurant franchising revenues increased $1.3 million, or 7.2%, to $19.4 million for the three months ended April 2, 2000 from $18.1 million for the three months ended April 4, 1999. This increase reflects higher royalty revenues and slightly higher franchise fee revenues. The increase in royalty revenues resulted from an average net increase of 90, or 2.9%, in the number of franchised restaurants and a 3.6% increase in same-store sales of franchised restaurants.

Gross Profit

    We calculate gross profit as total revenues less (1) cost of sales, excluding depreciation and amortization, and (2) depreciation and amortization related to sales. Our gross profit increased $4.6 million, or 4.9%, to $100.2 million for the three months ended April 2, 2000 from $95.6 million for the three months ended April 4, 1999. This increase was due to the effect of the higher sales volumes discussed above, partially offset by a slight decrease in our aggregate gross margins, which we compute as gross profit divided by total revenues, to 53% from 54%. A discussion of the changes in gross margins by segment is as follows:

   Premium Beverages -- Gross margins decreased slightly to 41% for the 2000 first quarter from 42% for the 1999 first quarter. The decrease in gross margins was principally due to the effects of (1) a shift in product mix to lower-margin products in the 2000 first quarter, (2) $.7 million of increased provisions for obsolete inventory resulting from higher levels of raw materials and finished goods inventories that passed their shelf lives during the 2000 first quarter and that were not timely used and (3) increased production costs in the 2000 first quarter resulting from higher fees charged to us by our co-packers. Those decreases were substantially offset by the positive effect on gross margins from (1) the selective price increases and (2) the effect of the higher selling prices resulting from the Millrose acquisition for the full 2000 first quarter compared with only a portion of the 1999 first quarter and the Long Island Snapple acquisition, both as referred to above.

   Soft Drink Concentrates -- Gross margins increased 1% to 77% for the 2000 first quarter from 76% for the 1999 first quarter. This increase was due to the conversion, commencing in December 1999, from our use of the raw material aspartame to the less costly Ace-K/sucralose blend in our diet products.

   Restaurant Franchising -- Gross margins for each period are 100% because royalties and franchise fees constitute the total revenues of the segment with no associated cost of sales.

Advertising, Selling and Distribution Expenses

    Our advertising, selling and distribution expenses decreased $1.4 million, or 2.9%, to $46.4 million for the three months ended April 2, 2000 from $47.8 million for the three months ended April 4, 1999. As a percentage of revenues, our advertising, selling and distribution expenses decreased to 24% for the three months ended April 2, 2000 from 27% for the three months ended April 4, 1999. A discussion of the changes in advertising, selling and distribution expenses by segment is as follows:

   Premium Beverages -- Advertising, selling and distribution expenses decreased $1.0 million, or 2.9%, to $32.6 million for the three months ended April 2, 2000 from $33.6 million for the three months ended April 4, 1999. As a percentage of premium beverage revenues, advertising, selling and distribution expenses decreased to 23% for the three months ended April 2, 2000 from 26% for the three months ended April 4, 1999. The decrease in advertising, selling and distribution expenses was principally due to an overall decrease in promotional spending principally reflecting a decrease in discounts offered to distributors participating in our cold drink equipment purchasing program and a shift to shorter, less costly radio advertising, partially offset by higher employee compensation and related benefit costs reflecting an increase in the number of sales and distribution employees.

   Soft Drink Concentrates -- Advertising, selling and distribution expenses decreased $.3 million, or 2.4%, to $13.7 million for the three months ended April 2, 2000 from $14.0 million for the three months ended April 4, 1999. As a percentage of soft drink concentrate revenues, advertising, selling and distribution expenses increased to 46% for the three months ended April 2, 2000 from 45% for the three months ended April 4, 1999. The decrease in advertising, selling and distribution expenses reflects continued lower bottler promotional reimbursements and other promotional spending resulting from the decline in branded concentrate sales volume.

   Restaurant Franchising -- Advertising, selling and distribution expenses decreased $.1 million, or 46.7%, to $.1 million for the three months ended April 2, 2000 from $.2 million for the three months ended April 4, 1999, reflecting a decrease in the provision for doubtful accounts. Advertising, selling and distribution expenses are less than one percent of restaurant franchising revenues in both the three months ended April 2, 2000 and the three months ended April 4, 1999.

General and Administrative Expenses

    Our general and administrative expenses increased $2.4 million, or 11.0%, to $24.7 million for the three months ended April 2, 2000 from $22.3 million for the three months ended April 4, 1999. As a percentage of revenues, our general and administrative expenses increased to 13% for the three months ended April 2, 2000 from 12% for the three months ended April 4, 1999. A discussion of the changes in general and administrative expenses by segment is as follows:

   Premium Beverages -- General and administrative expenses increased $1.8 million, or 18.9%, to $11.5 million for the three months ended April 2, 2000 from $9.7 million for the three months ended April 4, 1999. As a percentage of premium beverage revenues, general and administrative expenses increased to 8% for the three months ended April 2, 2000 from 7% for the three months ended April 4, 1999. The increase in general and administrative expenses reflects (1) increased expenses as a result of the full effect in the 2000 first quarter of the Millrose acquisition and the effect of the Long Island Snapple acquisition and (2) increases in compensation and related benefit costs primarily due to an increased number of employees.

   Soft Drink Concentrates -- General and administrative expenses decreased $.2 million, or 5.2%, to $4.1 million for the three months ended April 2, 2000 from $4.3 million for the three months ended April 4, 1999. As a percentage of soft drink concentrate revenues, general and administrative expenses were unchanged at 14% for both the three months ended April 2, 2000 and the three months ended April 4, 1999. The decrease in general and administrative expenses reflects a decrease in travel expenses in the 2000 first quarter.

   Restaurant Franchising -- General and administrative expenses increased $.8 million, or 10.1%, to $9.1 million for the three months ended April 2, 2000 from $8.3 million for the three months ended April 4, 1999. As a percentage of restaurant franchising revenues, general and administrative expenses increased to 47% for the three months ended April 2, 2000 from 46% for the three months ended April 4, 1999. The increase in general and administrative expenses principally reflects (1) provisions in the 2000 first quarter for costs to support a change in distributors for a majority of franchisees for food and other products and, to a lesser extent, (2) an increase in compensation and related benefit costs due to an increased number of employees.

Depreciation and Amortization, Excluding Amortization of Deferred Financing
Costs

    Our depreciation and amortization, excluding amortization of deferred financing costs, increased $.5 million, or 6.0%, to $8.3 million for the three months ended April 2, 2000 from $7.8 million for the three months ended
April 4, 1999. As a percentage of revenues, our depreciation and amortization was unchanged at 4% for both the three months ended April 2, 2000 and the three months ended April 4, 1999. A discussion of the changes in depreciation and amortization, excluding amortization of deferred financing costs, by segment is as follows:

   Premium Beverages -- Depreciation and amortization, excluding amortization of deferred financing costs, increased $.9 million, or 16.7%, to $6.3 million for the three months ended April 2, 2000 from $5.4 million for the three months ended April 4, 1999. As a percentage of premium beverage revenues, depreciation and amortization was unchanged at 4% for both the three months ended April 2, 2000 and the three months ended April 4, 1999. The increase in depreciation and amortization principally reflects an increase in amortization of goodwill, trademarks and other intangibles, as a result of the full effect in the 2000 quarter of the Millrose acquisition and the effect of the Long Island Snapple acquisition.

   Soft Drink Concentrates -- Depreciation and amortization, excluding amortization of deferred financing costs, decreased $.4 million, or 21.8%, to $1.5 million for the three months ended April 2, 2000 from $1.9 million for the three months ended April 4, 1999. As a percentage of soft drink concentrate revenues, depreciation and amortization decreased to 5% for the three months ended April 2, 2000 from 6% for the three months ended April 4, 1999. The decrease in depreciation and amortization was primarily due to the effect of nonrecurring 1999 depreciation on $3.7 million of soft drink vending machines purchased in January 1998 becoming fully depreciated over periods throughout 1999.

   Restaurant Franchising -- Depreciation and amortization, excluding amortization of deferred financing costs, was unchanged at $.5 million in both the three months ended April 2, 2000 and the three months ended April 4, 1999, representing 3% of restaurant franchising revenues in both those periods.

Capital Structure Reorganization Related Charges

    The capital structure reorganization related charges of $.2 million for the three months ended April 2, 2000 and $2.3 million for the three months ended April 4, 1999, reflect equitable adjustments that were made to the terms of outstanding options under the stock option plan of Snapple Beverage Group.

    The Snapple Beverage Group plan provides for an equitable adjustment of options in the event of a recapitalization or similar event. The exercise prices of outstanding options under the Snapple Beverage Group plan were equitably adjusted in 1999 to adjust for the effects of net distributions of $91.3 million, principally consisting of transfers of cash and deferred tax assets from Snapple Beverage Group to Triarc partially offset by the effect of the contribution of Stewart's to Snapple Beverage Group effective May 17, 1999.

    The exercise prices of the Snapple Beverage Group options granted in 1997 were equitably adjusted in 1999 from $147.30 to $107.05 per share and the exercise prices of the options granted in 1998 were equitably adjusted in 1999 from $191.00 per share to $138.83 per share. A cash payment of $51.34 per share for the options granted in 1997 and $39.40 per share for the options granted in 1998 is due from us to the option holder following the exercise of the stock options and either:

        (1) the sale by the option holder to us of shares of Snapple Beverage Group common stock received upon the exercise of the stock options or

        (2) the consummation of an initial public offering of Snapple Beverage Group common stock.

    Snapple Beverage Group is responsible for the cash payment to its employees who are option holders and Triarc is responsible for the cash payment to its employees who are option holders either directly or through reimbursement to Snapple Beverage Group.

    We have accounted for the equitable adjustment in accordance with the intrinsic value method. Beginning with the first quarter of 1999 we are recognizing compensation expense for the aggregate maximum $4.1 million of cash to be paid in connection with the exercise of the stock options, net of credits for forfeitures of non-vested stock options of terminated employees, assuming all remaining Snapple Beverage Group stock options held by Snapple Beverage Group employees either have vested or will become vested, ratably over the vesting period.

    The initial charge relating to these equitable adjustments was recorded in the 1999 first quarter and, therefore, the 1999 first quarter charge of $2.3 million includes the portion of the aggregate cash to be paid to the extent of the vesting of the options held by employees of Snapple Beverage Group through April 4, 1999. The $.2 million charge in the 2000 first quarter represents the portion of the cash to be paid in connection with the exercise of the stock options to the extent of the vesting of the options held by employees of Snapple Beverage Group during that quarter.

    We expect to recognize additional pre-tax charges relating to this equitable adjustment of $.4 million in the remainder of 2000 and $.2 million in 2001 as the affected stock options held by employees of Snapple Beverage Group continue to vest. No compensation expense has been or will be recognized for the changes in the exercise prices of the outstanding options because those modifications to the options did not create a new measurement date under the intrinsic value method.

Operating Profit

    Our operating profit increased $5.2 million, or 32.8%, to $21.1 million for the three months ended April 2, 2000 from $15.9 million for the three months ended April 4, 1999 as a result of the changes discussed above. As a percentage of revenues, our operating profit increased to 11% for the three months ended April 2, 2000 from 9% for the three months ended April 4, 1999. The changes in operating profit by segment is as follows:

   Premium Beverages -- Operating profit increased $4.0 million, or 114.9%, to $7.5 million for the three months ended April 2, 2000 from $3.5 million for the three months ended April 4, 1999. As a percentage of premium beverage revenues, operating profit increased to 5% for the three months ended April 2, 2000 from 3% for the three months ended April 4, 1999.

   Soft Drink Concentrates -- Operating profit increased $.6 million, or 18.3%, to $3.9 million for the three months ended April 2, 2000 from $3.3 million for the three months ended April 4, 1999. As a percentage of soft drink concentrate revenues, operating profit increased to 13% for the three months ended April 2, 2000 from 11% for the three months ended April 4, 1999.

   Restaurant Franchising -- Operating profit increased $.6 million, or 6.1%, to $9.7 million for the three months ended April 2, 2000 from $9.1 million for the three months ended April 4, 1999. As a percentage of restaurant franchising revenues, operating profit was unchanged at 50% for both the three months ended April 2, 2000 and the three months ended April 4, 1999.

Interest Expense

    Interest expense increased $4.0 million, or 24.1%, to $20.7 million for the three months ended April 2, 2000 from $16.7 million for the three months ended April 4, 1999. This increase reflects higher average levels of debt during the 2000 first quarter due to the full quarter effect of increases from a February 25, 1999 debt refinancing and, to a lesser extent, higher average interest rates in the 2000 period. The refinancing consisted of:

        (1) the issuance of $300.0 million of 10 1/4% senior subordinated notes due 2000 and

        (2) $475.0 million borrowed under a senior bank credit facility and the repayment of

        (1) $284.3 million under a former credit facility of Snapple Beverage Group and

        (2) $275.0 million of RC/Arby's Corporation 9 3/4% senior secured notes due 2000.

Gain (Loss) on Sale of Businesses, Net

    Gain on sale of businesses of $.1 million in both the three months ended April 2, 2000 and the three months ended April 4, 1999 represents the recognition of deferred gain on the 1997 sale of our rights to the C&C beverage line in connection with the receipt of payments on our note receivable from the purchaser.

Other Income, Net

    Other income, net decreased $2.2 million, or 67.2%, to $1.0 million for the three months ended April 2, 2000 from $3.2 million for the three months ended April 4, 1999. This decrease was principally due to:

        (1) a $1.6 million decrease in interest income on cash equivalents in the 2000 first quarter as a result of lower average amounts of cash equivalents in the 2000 first quarter compared with the 1999 first quarter and

        (2) a $.3 million decrease in our gains on lease terminations recognized by the restaurant franchising segment in the 2000 first quarter which result from the settlement of lease obligations related to the restaurants that were sold in 1997 which were not assumed by the purchaser.

Income Taxes

    The provision for income taxes represented effective rates of 49% for the three months ended April 2, 2000 and 50% for the three months ended April 4, 1999. The effective tax rate is lower in the 2000 quarter principally due to the impact of the amortization of non-deductible goodwill, the effect of which is lower in the 2000 first quarter due to higher projected 2000 full-year pre-tax income compared with the then projected 1999 full-year pre-tax income as of the end of the 1999 first quarter.

Income Before Extraordinary Charges

    Our income before extraordinary charges decreased $.5 million, or 40.0%, to $.7 million for the three months ended April 2, 2000 from $1.2 million for the three months ended April 4, 1999.

Extraordinary Charges

    The extraordinary charges of $11.8 million for the three months ended April 4, 1999 resulted from the early extinguishment of borrowings under the former credit facility of Snapple Beverage Group and the RC/Arby's 9 3/4% notes and consisted of:

        (1) the write-off of previously unamortized

            (a) deferred financing costs of $10.8 million and

            (b) interest rate cap agreement costs of $.1 million and

        (2) the payment of a $7.7 million redemption premium on the RC/Arby's 9 3/4% notes,

less income tax benefit of $6.8 million.

1999 COMPARED WITH 1998

Revenues

    Our revenues increased $39.0 million, or 4.8%, to $854.0 million for 1999 from $815.0 million for 1998. A discussion of the changes in revenues by segment is as follows:

   Premium Beverages -- Premium beverage revenues increased $39.6 million, or 6.5%, to $651.1 million for 1999 from $611.5 million for 1998. The increase, which relates entirely to sales of finished product, reflects higher volume and, to a lesser extent, higher average selling prices in 1999. The increase in volume principally reflects (1) 1999 sales of Snapple Elements,
   (2) increased cases sold to retailers through Millrose, principally reflecting an increased focus on our products as a result of our ownership of this distributor since February 26, 1999, (3) higher sales of diet teas and other diet beverages and juice drinks and (4) higher sales of Stewart's products as a result of increased distribution in existing and new markets and the December 1998 introduction of Stewart's grape soda. The higher average selling prices principally reflect (1) the effect of the Millrose acquisition since February 26, 1999 whereby we sell product at higher prices directly to retailers compared with sales at lower prices to distributors such as Millrose and (2) selective price increases.

   Soft Drink Concentrates -- Soft drink concentrate revenues decreased $3.8 million, or 3.0%, to $121.1 million for 1999 from $124.9 million for 1998. This decrease is attributable to lower Royal Crown sales of (1) concentrate of $2.4 million, or 1.9%, and (2) finished goods of $1.4 million, or 100%, which the soft drink concentrate segment no longer sells. The decrease in Royal Crown sales of concentrate reflects a $7.8 million decline in branded sales primarily due to lower domestic volume reflecting continued competitive pricing pressures experienced by our bottlers and lower international volume primarily due to the continued depressed economic conditions experienced in Russia which commenced in August 1998, partially offset by a $5.4 million volume increase in private label sales reflecting a general business recovery being experienced by our private label customer. The competitive pricing pressures began to lessen commencing in late 1999 and have continued that trend into the second quarter of 2000.

   Restaurant Franchising -- Restaurant franchising revenues increased $3.2 million, or 4.0%, to $81.8 million for 1999 from $78.6 million for 1998. This increase reflects higher royalty revenues and slightly higher franchise fee revenues. The increase in royalty revenues resulted from an average net increase of 70, or 2.3%, in the number of franchised restaurants and a 2.0% increase in same-store sales of franchised restaurants.

Gross Profit

    Our gross profit increased $18.8 million, or 4.4%, to $444.2 million for 1999 from $425.4 million for 1998 principally due to the effect of higher sales volumes as discussed above. Our gross margins were unchanged at 52%. A discussion of gross margins by segment is as follows:

   Premium Beverages -- Gross margins were unchanged in 1999 compared with 1998 at 41%. The positive effect on gross margins from (1) the selective price increases noted above, (2) the effect of the higher selling prices resulting from the Millrose acquisition and (3) the effect of lower freight costs was fully offset by (1) increased packaging and raw materials costs and
   (2) increased warehousing fees and overhead.

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   Soft Drink Concentrates -- Gross margins increased 1% to 77% in 1999 from 76%
   in 1998. This increase was due to (1) lower costs of the raw materials aspartame and lemon oils used as a component in the manufacturing of concentrate and (2) the effects of changes in product mix whereby the positive effect of our no longer selling the lowest-margin finished goods in 1999 was partially offset by a shift in sales to private label concentrate in 1999 which has a lower margin than branded concentrate.

   Restaurant Franchising -- Gross margins for each period are 100% because royalties and franchise fees constitute the total revenues of the segment with no associated cost of sales.

Advertising, Selling and Distribution Expenses

    Our advertising, selling and distribution expenses increased $3.6 million, or 1.8%, to $201.5 million for 1999 from $197.9 million for 1998. As a percentage of revenues, our advertising, selling and distribution expenses were unchanged at 24% for both 1999 and 1998. A discussion of the changes in advertising, selling and distribution expenses by segment is as follows:

   Premium Beverages -- Advertising, selling and distribution expenses increased $8.8 million, or 6.5%, to $145.6 million in 1999 from $136.8 million for 1998. As a percentage of premium beverage revenues, advertising, selling and distribution expenses were unchanged at 22% for both 1999 and 1998. The increase in advertising, selling and distribution expenses was principally due to (1) an overall increase in promotional spending principally reflecting expenditures resulting from new product introductions and overall higher sales volume and (2) higher employee compensation and related costs reflecting an increase in the number of sales and distribution employees.

   Soft Drink Concentrates -- Advertising, selling and distribution expenses decreased $4.4 million, or 7.6%, to $55.4 million for 1999 from $59.8 million for 1998. As a percentage of soft drink concentrate revenues, advertising, selling and distribution expenses decreased to 46% for 1999 from 48% for 1998. The decrease in advertising, selling and distribution expenses reflects continued lower bottler promotional reimbursements and other promotional spending resulting from the decline in branded concentrate sales volume.

   Restaurant Franchising -- Advertising, selling and distribution expenses decreased $.8 million, or 62.3%, to $.5 million for 1999 from $1.3 million for 1998. As a percentage of restaurant franchising revenues, advertising, selling and distribution expenses decreased to 1% for 1999 from 2% for 1998. The decrease in advertising, selling and distribution expenses reflects a decrease in the provision for doubtful accounts primarily due to nonrecurring provisions in 1998 because of uncertainties regarding collectibility of some foreign royalty revenues relating to (1) franchise operations in Mexico as a result of litigation with Arby's Mexican master franchisee which was settled in October 1999 and (2) franchise operations in Indonesia as a result of the political turmoil occurring in that country in 1998 which abated in 1999.

General and Administrative Expenses

    Our general and administrative expenses increased $1.7 million, or 1.9%, to $92.9 million for 1999 from $91.2 million for 1998. As a percentage of revenues, our general and administrative expenses were unchanged at 11% for both 1999 and 1998. A discussion of the changes in general and administrative expenses by segment, exclusive of a $.1 million increase in general corporate expenses to $.1 million for 1999, is as follows:

   Premium Beverages -- General and administrative expenses increased $4.5 million, or 11.7%, to $42.3 million for 1999 from $37.8 million for 1998. As a percentage of premium beverage revenues, general and administrative expenses were unchanged at 6% for both 1999 and 1998. The increase in general and administrative expenses reflects increases in compensation and benefit costs primarily due to an increased number of employees.

   Soft Drink Concentrates -- General and administrative expenses decreased $1.3 million, or 6.2%, to $17.9 million for 1999 from $19.2 million for 1998. As a percentage of soft drink concentrate revenues, general and administrative expenses were unchanged at 15% for both 1999 and 1998. The

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   decrease in general and administrative expenses reflects lower compensation and benefit costs due to a nonrecurring provision in 1998 of $1.5 million for a severance arrangement under the last of our 1993 employment agreements.

   Restaurant Franchising -- General and administrative expenses decreased $1.6 million, or 4.6%, to $32.6 million for 1999 from $34.2 million for 1998. As a percentage of restaurant franchising revenues, general and administrative expenses decreased to 40% for 1999 from 43% for 1998. The decrease in general and administrative expenses principally reflects a nonrecurring provision in 1998 of (1) $.8 million for the settlement of a lawsuit with ZuZu, Inc., an entity in which we had an investment and with whom we were developing dual-branding strategies, and (2) $1.7 million for the then anticipated settlement of a lawsuit with Arby's Mexican master franchisee which was ultimately settled in October 1999, partially offset by an increase in compensation and benefit costs due to higher incentive compensation payments and salary increases.

Depreciation and Amortization, Excluding Amortization of Deferred Financing
Costs

    Our depreciation and amortization, excluding amortization of deferred financing costs, decreased $.7 million, or 2.3%, to $32.1 million for 1999 from $32.8 million for 1998. As a percentage of revenues, our depreciation and amortization was unchanged at 4% for both 1999 and 1998. A discussion of the changes in depreciation and amortization, excluding amortization of deferred financing costs, by segment is as follows:

   Premium Beverages -- Depreciation and amortization, excluding amortization of deferred financing costs, increased $1.2 million, or 5.7%, to $22.9 million for 1999 from $21.7 million for 1998. As a percentage of premium beverage revenues, depreciation and amortization was unchanged at 4% for both 1999 and 1998. The increase in depreciation and amortization principally reflects an increase in amortization of goodwill and other intangibles, as a result of the Millrose acquisition.

   Soft Drink Concentrates -- Depreciation and amortization, excluding amortization of deferred financing costs, decreased $1.6 million, or 19.2%, to $7.0 million for 1999 from $8.6 million for 1998. As a percentage of soft drink concentrate revenues, depreciation and amortization decreased to 6% for 1999 from 7% for 1998. The decrease in depreciation and amortization is primarily due to the effect of $4.6 million of soft drink vending machines purchased by Royal Crown in January 1998 becoming fully depreciated over periods beginning in the third quarter of 1998 and continuing throughout 1999.

   Restaurant Franchising -- Depreciation and amortization excluding amortization of deferred financing costs, decreased $.3 million, or 13.4%, to $2.2 million for 1999 from $2.5 million for 1998. As a percentage of restaurant franchising revenues, depreciation and amortization was unchanged at 3% for both 1999 and 1998. The decrease in depreciation and amortization was due entirely to the nonrecurring 1998 (1) write-off of some franchise rights and (2) amortization of a non-compete agreement becoming fully amortized in 1998.

Capital Structure Reorganization Related Charge

    The capital structure reorganization related charge of $3.3 million for 1999 reflects equitable adjustments that were made to the terms of outstanding options under the stock option plan of Snapple Beverage Group, as discussed above in the comparison of the 2000 first quarter with the 1999 first quarter. There was no similar charge in 1998.

Charges (Credit) Related to Post-Acquisition Transition, Integration and Changes to Business Strategies

    The 1999 credit related to post-acquisition transition, integration and changes to business strategies of $.5 million resulted from changes in the estimated amount of the additional Snapple reserves for doubtful accounts originally provided for as a component of this caption in 1997 as discussed below in the comparison of 1998 with 1997.

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Facilities Relocation and Corporate Restructuring Charges (Credits)

    The 1999 facilities relocation and corporate restructuring credits of $.5 million principally relate to severance and related termination costs associated with the relocation of Royal Crown's corporate headquarters which were centralized with Snapple Beverage Group's offices in White Plains, New York and the sale of all of our company-owned Arby's restaurants, both of which took place in 1997. The credits resulted from relatively insignificant changes to the original estimates used in determining the related provisions for those items in 1996 and 1997 which totaled $14.9 million, including $7.1 million in 1997 which is discussed below in the comparison of 1998 with 1997.

Operating Profit

    Our operating profit increased $12.3 million to $117.5 million for 1999 from $105.2 million for 1998. As a percentage of revenues, our operating profit increased to 14% for 1999 from 13% for 1998 as a result of the changes discussed above. The changes in operating profit by segment is as follows:

   Premium Beverages -- Operating profit increased $.5 million, or .9%, to $56.6 million for 1999 from $56.1 million for 1998. As a percentage of premium beverage revenues, operating profit was unchanged at 9% for both 1999 and 1998.

   Soft Drink Concentrates -- Operating profit increased $5.7 million, or 68.8%, to $14.1 million for 1999 from $8.4 million for 1998. As a percentage of soft drink concentrate revenues, operating profit increased to 12% for 1999 from 7% for 1998.

   Restaurant Franchising -- Operating profit increased $6.1 million, or 15.1%, to $46.8 million for 1999 from $40.7 million for 1998. As a percentage of restaurant franchising revenues, operating profit increased to 57% for 1999 from 52% for 1998.

Interest Expense

    Interest expense increased $16.4 million, or 27.2%, to $76.6 million for 1999 from $60.2 million for 1998 reflecting higher average levels of debt during 1999 due to increases from the first quarter 1999 debt refinancing discussed in the comparison of the 2000 first quarter with the 1999 first quarter and, to a lesser extent, higher average interest rates in the 1999 period.

Gain (Loss) on Sale of Businesses, Net

    Gain (loss) on sale of businesses, net consists of a loss of $.5 million for 1999 compared with a gain of $5.0 million for 1998. This change of $5.5 million is primarily due to:

        (1) a $4.7 million nonrecurring gain in 1998 from the May 1998 sale of our former 20% interest in Select Beverages, Inc. and

        (2) a $.9 million reduction to the gain from the Select Beverages sale recognized during 1999 resulting from a post-closing adjustment to the sales price higher than the adjustment originally estimated in determining the $4.7 million gain on the sale recorded in 1998.

The post-closing adjustment was determined as a result of an arbitration hearing which commenced and concluded in 1999.

Other Income, Net

    Other income, net increased $1.5 million, or 28.0%, to $6.8 million in 1999 from $5.3 million for 1998. This increase was principally due to $1.6 million of higher interest income on cash equivalents as a result of higher invested cash during the period February 25, 1999 to March 30, 1999 and the $1.2 million nonrecurring equity in the loss of Select Beverages in 1998.

    The higher investment in cash equivalents during the period from February 25, 1999 to March 30, 1999 represented approximately $380.0 million of proceeds from the February 25, 1999 debt refinancing which were not utilized until March 30, 1999 when these proceeds, together with substantially all of our cash and cash equivalents then on hand, were used to repay $275.0 million of borrowings under the

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

RC/Arby's 9 3/4% senior notes and $12.1 million of related accrued interest and redemption premium and pay a $124.1 million distribution to Triarc. Our equity in the loss of Select Beverages reflected our 20% ownership through the sale of that ownership in May 1998. These increases were partially offset by:

        (1) $.8 million of lower rental income due to the effective termination of our sublease in early 1999 for an office/warehouse facility and a decrease in equipment leasing by Snapple and

        (2) a $.7 million change in gains or losses on sales of properties which aggregated a $.2 million loss in 1999 compared with a $.5 million gain in 1998.

    We had subleased an office/warehouse facility formerly used by our soft drink concentrate segment until early 1999 when the sublessee assumed the underlying lease from us. Snapple, under its prior ownership by The Quaker Oats Company, financed some equipment purchases by its co-packers, a program which is being phased-out under our ownership.

Provision for Income Taxes

    The provision for income taxes represented an effective rate of 46% for both 1999 and 1998. The 1999 effective tax rate reflected an increase due to the greater impact of the amortization of non-deductible goodwill resulting from lower 1999 pre-tax income, entirely due to higher net non-operating expenses. This was fully offset by the 1999 release of excess income tax reserves as a result of the settlement of Internal Revenue Service examinations of our tax returns for the tax years from 1989 to 1993.

Income Before Extraordinary Charges

    Our income before extraordinary charges decreased $4.5 million, or 15.0%, to $25.5 million for 1999 from $30.0 million for 1998.

Extraordinary Charges

    The extraordinary charges of $11.8 million for 1999 resulted from the early extinguishment of borrowings under the former credit facility of Snapple Beverage Group and the RC/Arby's 9 3/4% notes and consisted of:

        (1) the write-off of previously unamortized

            (a) deferred financing costs of $10.8 million and

            (b) interest rate cap agreement costs of $.1 million and

        (2) the payment of a $7.7 million redemption premium on the RC/Arby's 9 3/4% notes,

less income tax benefit of $6.8 million. There were no extraordinary charges in 1998.

1998 COMPARED WITH 1997

    We completed three significant transactions during 1997:

         on May 22, 1997 we acquired Snapple,

         on November 25, 1997 we acquired Stewart's, and

         on May 5, 1997 we sold all of our company-owned Arby's restaurants.

    As a result of these transactions, our 1998 results reflect for the entire period the results of operations of Snapple and Stewart's but no results of operations attributable to the ownership of the sold restaurants. In contrast, 1997 results reflect the results of operations of Snapple and Stewart's only from their dates of acquisition and reflect the results of operations attributable to the ownership of the sold restaurants through the date of sale.

    Because of these three significant transactions, 1998 results and 1997 results are not comparable. In order to create a more meaningful comparison of our results of operations between the two years,

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where applicable we have adjusted for the effects of these transactions in the segment discussions of revenues and gross profit below.

Revenues

    Our revenues increased $118.9 million, or 17.1%, to $815.0 million for 1998 from $696.1 million for 1997. This increase primarily results from the inclusion of Snapple and Stewart's sales for all of 1998, compared with inclusion for only a portion of 1997, which resulted in $191.9 million of additional revenues. These increases were partially offset by the absence during 1998 of sales attributable to the ownership of the sold restaurants. These sales were $74.2 million from January 1 to May 5, 1997, less the effect of royalties from those restaurants during the same portion of the 1998 period of $3.2 million. Without the effects of the acquisitions of Snapple and Stewart's and the sale of the company-owned restaurants, our revenues declined by $2.0 million, or .3%, to $619.9 million for 1998 from $621.9 million for 1997. A discussion of the changes in revenues by segment is as follows:

   Premium Beverages -- We have adjusted our 1998 results by including the results of Snapple and Stewart's only for the same calendar period they were included during 1997. After giving effect to these adjustments, our premium beverage revenues increased $10.8 million, or 2.6%, to $419.6 million for 1998 from $408.8 million for 1997. The increase was due to an increase in sales of finished goods of $12.5 million partially offset by a decrease in sales of concentrate of $1.7 million, which the premium beverage segment sells to only one international customer. The increase in sales of finished goods principally reflects net higher volume of $18.9 million primarily due to new product introductions as well as increases in sales of teas, diet teas and other diet beverages. This increase was partially offset by the $6.4 million effect of lower average selling prices. The lower average selling prices were principally due to a change in Snapple's distribution in Canada from a company-owned operation with higher selling prices to an independent distributor with lower selling prices.

   Soft Drink Concentrates -- Soft drink concentrate revenues decreased $22.0 million, or 15.0%, to $124.9 million for 1998 from $146.9 million for 1997. This decrease is attributable to lower sales of concentrate of $15.5 million, or 11.2%, and finished goods of $6.5 million, or 81.7%. The decrease in Royal Crown sales of concentrate reflects (1) a $13.7 million decline in branded sales, primarily due to lower domestic volume reflecting competitive pricing pressures experienced by our bottlers and (2) a $1.8 million volume decrease in private label sales due principally to inventory reduction programs of our private label customer. The domestic volume decline in branded concentrate sales was partially offset by the fact that as a result of the sale in July 1997 of the C&C beverage line, we now sell concentrate to the purchaser of the C&C beverage line rather than finished goods. The decrease in sales of finished goods of the soft drink concentrates segment was principally due to the sale of the C&C beverage line and therefore the absence in 1998 of sales of C&C finished product.

   Restaurants -- We have adjusted 1997 results to exclude net sales attributable to the company-owned restaurants which were sold and results for the same portion of 1998 to exclude royalties from those sold restaurants. After giving effect to these adjustments, revenues increased $9.2 million, or 13.8%, to $75.4 million for 1998 from $66.2 million for 1997 due to higher royalty revenues reflecting (1) a 4.6% increase in average royalty rates due to the declining significance of older franchise agreements with lower rates,
   (2) a 3.0% increase in same-store sales of franchised restaurants and (3) a net increase of 47, or 1.6%, in the number of franchised restaurants, which generally experience higher than average restaurant volumes.

Gross Profit

    Our gross profit increased $61.6 million, or 16.9% to $425.4 million for 1998 from $363.8 million for 1997. Gross profit increased $80.9 million due to the inclusion of gross profit relating to Snapple and Stewart's sales for all of 1998, compared with inclusion for only a portion of 1997. This increase was partially offset by the absence during 1998 of the $15.0 million in 1997 of gross profit attributable to ownership of the sold restaurants less the incremental royalties from those sold restaurants during that portion of the 1998 period of $3.2 million. Giving effect to the adjustments described above relating to

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the acquisitions of Snapple and Stewart's and the sale of the company-owned restaurants, our gross profit decreased $7.5 million. This decrease occurred, despite the effect of higher sales volumes discussed above, due to a slight decrease in our aggregate gross margins to 55% from 56%. This decrease in gross margins is principally due to an overall shift in revenue mix and lower gross margins of the premium beverage and soft drink concentrate segments, both as discussed in more detail below. A discussion of the changes in gross margins by segment, adjusted for the effects of the adjustments noted above, is as follows:

   Premium Beverages -- Giving effect to the adjustments described above relating to the Snapple and Stewart's acquisitions, gross margins decreased to 40% for 1998 from 41% for 1997. The decrease in gross margins was principally due to the effects of (1) changes in product mix, (2) the change in Snapple's Canadian distribution discussed above and (3) $3.3 million of increased provisions for obsolete inventory. The increased provisions for obsolete inventory principally resulted from raw materials and finished goods inventories that passed their shelf lives and that were not timely used due to (1) difficulties experienced as we transitioned to our new manufacturing systems and (2) our overstocking some raw materials and finished products in our attempt to minimize unfilled orders in order to improve customer satisfaction. These decreases were substantially offset by the effects of the reduced costs of some raw materials, principally glass bottles and flavors, and lower freight costs in 1998.

   Soft Drink Concentrates -- Gross margins were unchanged at 77% for 1998 and 1997. The positive effect of the shift during 1998 to higher-margin concentrate sales from lower-margin finished goods was fully offset by a 1997 nonrecurring $1.1 million reduction to cost of sales resulting from the guarantee to us of minimum gross profit levels on sales to our private label customer and lower private label gross margins. We had no similar guarantee of minimum gross profit levels in 1998.

   Restaurants -- After giving effect to the adjustments described above with respect to the restaurants sold, gross margins for each year are 100% because royalties and franchise fees, with no associated cost of sales, now constitute the total revenues of the segment.

Advertising, Selling and Distribution Expenses

    Our advertising, selling and distribution expenses increased $14.7 million, or 8.0%, to $197.9 million for 1998 from $183.2 million for 1997. As a percentage of revenues, our advertising, selling and distribution expenses decreased to 24% for 1998 from 26% for 1997. A discussion of the changes in advertising, selling and distribution expenses by segment is as follows:

   Premium Beverages -- Advertising, selling and distribution expenses increased $35.7 million, or 35.3%, to $136.8 million for 1998 from $101.1 million for 1997. As a percentage of premium beverage revenues, advertising, selling and distribution expenses decreased to 22% for 1998 from 25% for 1997. The increase in advertising, selling and distribution expenses principally reflects the inclusion of Snapple and Stewart's for the full 1998 year partially offset by a decrease in the expenses of the premium beverage segment exclusive of the full period effect of Snapple and Stewart's principally due to less costly promotional programs.

   Soft Drink Concentrates -- Advertising, selling and distribution expenses decreased $13.2 million, or 18.1%, to $59.8 million for 1998 from $73.0 million for 1997. As a percentage of soft drink concentrate revenues, advertising, selling and distribution expenses decreased to 48% for 1998 from 50% for 1997. The decrease in advertising, selling and distribution expenses was principally due to lower bottler promotional reimbursements resulting from the decline in branded concentrate sales volume.

   Restaurants -- Advertising, selling and distribution expenses decreased $7.8 million, or 86.5%, to $1.3 million for 1998 from $9.1 million for 1997. As a percentage of restaurant franchising revenues, advertising, selling and distribution expenses decreased to 2% for 1998 from 6% for 1997. The decrease in advertising, selling and distribution expenses was principally due to local restaurant advertising and marketing expenses no longer needed for the sold restaurants which commenced in 1997 with the May 1997 sale of the restaurants and increased to its full effect in 1998, partially

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   offset by the nonrecurring provisions in 1998 for doubtful accounts relating to some foreign royalty revenues as discussed above in the comparison of 1999 with 1998.

General and Administrative Expenses

    Our general and administrative expenses increased $7.6 million, or 9.1%, to $91.2 million for 1998 from $83.6 million for 1997. As a percentage of revenues, our general and administrative expenses decreased to 11% for 1998 from 12% for 1997. A discussion of the changes in general and administrative expenses by segment, exclusive of a $.1 million decrease in general corporate expenses, is as follows:

   Premium Beverages -- General and administrative expenses increased $9.6 million, or 34.0%, to $37.8 million for 1998 from $28.2 million for 1997. As a percentage of premium beverage revenues, general and administrative expenses decreased to 6% for 1998 from 7% for 1997. The increase in general and administrative expenses principally reflects the inclusion of Snapple and Stewart's operations for all of 1998, partially offset by nonrecurring 1997 costs in connection with the integration of the Snapple business following its acquisition.

   Soft Drink Concentrates -- General and administrative expenses decreased $.7 million, or 3.5%, to $19.2 million for 1998 from $19.9 million for 1997. As a percentage of soft drink concentrate revenues, general and administrative expenses increased to 15% for 1998 from 13% for 1997. The decrease in general and administrative expenses principally reflects an overall cost savings resulting from the centralization of Royal Crown's corporate headquarters with Snapple Beverage Group's offices, partially offset by a provision in 1998 of $1.5 million for a severance arrangement under the last of our 1993 executive employment agreements.

   Restaurants -- General and administrative expenses decreased $1.2 million, or 3.2%, to $34.2 million for 1998 from $35.4 million for 1997. As a percentage of restaurant franchising revenues, general and administrative expenses increased to 43% for 1998 from 25% for 1997. The decrease in general and administrative expenses principally reflects reduced costs for administrative support, principally payroll, no longer required for the sold restaurants and other cost reduction measures as discussed above in the comparison of 1999 with 1998, partially offset by provisions in 1998 of (1) $.8 million for the settlement of a lawsuit with ZuZu and (2) $1.7 million for the then anticipated settlement of a lawsuit with Arby's Mexican master franchisee.

Depreciation and Amortization, Excluding Amortization of Deferred Financing
Costs

    Our depreciation and amortization, excluding amortization of deferred financing costs, increased $7.5 million, or 30.0%, to $32.8 million for 1998 from $25.3 million for 1997. As a percentage of revenues, our depreciation and amortization was unchanged at 4% for both 1998 and 1997. A discussion of the changes in depreciation and amortization, excluding amortization of deferred financing costs, by segment is as follows:

   Premium Beverages -- Depreciation and amortization, excluding amortization of deferred financing costs, increased $5.4 million, or 33.4%, to $21.7 million for 1998 from $16.3 million for 1997. As a percentage of premium beverage revenues, depreciation and amortization was unchanged at 4% for both 1998 and 1997. The increase in depreciation and amortization principally reflects the inclusion of Snapple and Stewart's for all of 1998.

   Soft Drink Concentrates -- Depreciation and amortization, excluding amortization of deferred financing costs, increased $2.3 million, or 36.3%, to $8.6 million for 1998 from $6.3 million for 1997. As a percentage of soft drink concentrate revenues, depreciation and amortization increased to 7% for 1998 from 4% for 1997. The increase in depreciation and amortization was primarily due to depreciation expense on $4.6 million of vending machines purchased by Royal Crown in January 1998 which were depreciated over periods of up to two years.

   Restaurants -- Depreciation and amortization, excluding amortization of deferred financing costs, decreased $.2 million, or 6.2%, to $2.5 million for 1998 from $2.7 million for 1997. As a percentage of restaurant franchising revenues, depreciation and amortization increased to 3% for 1998 from

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   2% for 1997. The decrease in depreciation and amortization is principally due to nonrecurring 1997 amortization of $.5 million of a non-compete agreement which became fully amortized in February 1998, partially offset by the 1998 write-off of some franchise rights.

Charges (Credit) Related to Post-Acquisition Transition, Integration and Changes to Business Strategies

    The nonrecurring charges related to post-acquisition transition, integration and changes to business strategies of $33.8 million for 1997 were associated with the Snapple acquisition and, to a much lesser extent, the Stewart's acquisition. Those charges consisted of:

        (1) a $12.6 million write-down of glass front vending machines based on the reduction in our estimate of their value to scrap value based on our plans for their future use, resulting from our decision to no longer sell the machines to our distributors but to allow them to use the machines at locations chosen by them,

        (2) a $6.7 million provision for additional reserves for legal matters based on our change in Quaker Oats' estimate of the amounts required reflecting our plans and estimates of costs to resolve these matters, because we had decided to attempt to quickly settle these matters in order to improve relationships with customers,

        (3) a $3.2 million provision for additional reserves for doubtful accounts of Snapple and the effect of the Snapple acquisition on the collectibility of a receivable from our affiliate, MetBev, Inc., based on our change in estimate of the related write-off to be incurred, because we had decided not to actively seek to collect some balances in order to improve relationships with customers,

        (4) a $2.8 million provision for fees paid to Quaker Oats under a transition services agreement whereby Quaker Oats provided some operating and accounting services for Snapple through the end of our 1997 second quarter while we transitioned the records, operations and management to our systems,

        (5) the $2.5 million portion of the post-acquisition period promotional expenses we estimated was related to the pre-acquisition period as a result of our then current operating expectations, because we had decided not to pursue many questionable claimed promotional credits in order to improve relationships with customers,

        (6) a $4.0 million provision for certain costs in connection with the successful completion of the acquisition of Snapple and Mistic refinancing in connection with entering into a credit facility at the time of the Snapple acquisition, because we had paid a fee to Triarc in order to compensate Triarc for its recurring indirect costs incurred while providing assistance in consummating these transactions,

        (7) a $1.6 million provision for costs, principally for independent consultants, incurred in connection with the data processing implementation of the accounting systems for Snapple, including costs incurred relating to an alternative system that was not implemented. Under Quaker Oats' ownership, Snapple did not have its own independent data processing accounting systems, and

        (8) a $.4 million acquisition related sign-on bonus.

    You should read Note 11 to the audited consolidated financial statements of Triarc Consumer Products Group appearing elsewhere in this prospectus where additional disclosures relating to the charges related to post-acquisition transition, integration and changes to business strategies are provided.

Facilities Relocation and Corporate Restructuring Charges (Credits)

    The nonrecurring facilities relocation and corporate restructuring charges of $7.1 million for 1997 principally consisted of:

        (1) $5.6 million of employee severance and related termination costs and employee relocation costs associated with restructuring the restaurant segment in connection with the sale of company-owned restaurants,

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        (2) $1.2 million of costs associated with the relocation of Royal
    Crown's corporate headquarters and

        (3) to a much lesser extent, $.3 million for the write-off of the remaining unamortized costs of some beverage distribution rights reacquired in prior years and no longer being utilized by us.

    By disposing of the company-owned restaurants and focusing on solely being a franchisor of restaurants, we anticipated that we would realize operating profit improvements. We anticipated that the relocation of Royal Crown would result in
(1) improved operating results through cost savings by combining some corporate functions with those of Snapple Beverage Group and (2) improved operations by sharing the experienced senior management team of Snapple Beverage Group.

    You should read Note 12 to the audited consolidated financial statements of Triarc Consumer Products Group appearing elsewhere in this prospectus where additional disclosures relative to the 1997 facilities relocation and corporate restructuring charges are provided.

Operating Profit

    Our operating profit increased $73.3 million, or 230.0% to $105.2 million for 1998 from $31.9 million for 1997. As a percentage of revenues, our operating profit increased to 13% for 1998 from 5% for 1997 as a result of the changes discussed above. A discussion of the changes in operating profit by segment, exclusive of a $.1 million decrease in general corporate operating loss, is as follows:

   Premium Beverages -- Operating profit increased $64.8 million to $56.1 million for 1998 from an operating loss of $8.7 million for 1997. As a percentage of premium beverage revenues, operating profit increased to 9% for 1998 from a loss of 2% for 1997.

   Soft Drink Concentrates -- Operating profit decreased $3.8 million, or 31.2%, to $8.4 million for 1998 from $12.2 million for 1997. As a percentage of soft drink concentrate revenues, operating profit decreased to 7% for 1998 from 8% for 1997.

   Restaurant Franchising -- Operating profit increased $12.2 million, or 42.6%, to $40.7 million for 1998 from $28.5 million for 1997. As a percentage of restaurant franchising revenues, operating profit increased to 52% for 1998 from 20% for 1997.

Interest Expense

    Interest expense increased $2.2 million, or 3.8%, to $60.2 million for 1998 from $58.0 million for 1997. This increase reflects the effect of higher average levels of debt due to the inclusion of borrowings by Snapple in connection with its acquisition, $213.3 million outstanding as of January 3, 1999, for all of 1998, compared with inclusion for only a portion of 1997. This increase was partially offset by:

        (1) the elimination of interest on $69.6 million of mortgage and equipment notes payable and capitalized lease obligations assumed by the purchaser of the sold restaurants for all of 1998, compared with the elimination of such interest for only a portion of 1997 and

        (2) to a lesser extent, the reduction of outstanding principal balances aggregating $29.7 million under notes payable to Triarc for all of 1998, compared with the reduction for only a portion of 1997, forgiven or repaid in connection with the sale of the restaurants.

Gain (Loss) on Sale of Businesses, Net

    Gain (loss) on sale of businesses, net consists of a gain of $5.0 million for 1998 compared with a loss of $3.5 million for 1997. This change of $8.5 million is primarily due to:

        (1) a $4.7 million gain from the May 1998 sale of our 20% interest in Select Beverages and

        (2) a $4.1 million nonrecurring loss in 1997 from the May 1997 sale of company-owned restaurants.

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Other Income, Net

    Other income, net decreased $.2 million, or 4.2%, to $5.3 million for 1998 from $5.5 million for 1997 principally due to:

        (1) a reduction of $2.1 million in our equity in the income or losses of Select Beverages to a loss of $1.2 million in 1998 compared with income of $.9 million in 1997 and

        (2) a nonrecurring $.9 million gain in 1997 on lease termination.

    We terminated a lease for a portion of the space no longer required in the current headquarters of the restaurant group and former headquarters of Royal Crown due to staff reductions as a result of the restaurants sale and the relocation of the Royal Crown headquarters. These effects were partially offset by:

        (1) $1.2 million of higher interest income on cash equivalents due to higher average amounts of cash equivalents in 1998 reflecting 1998 cash flows from operations and

        (2) $1.0 million of the full period effect of Snapple, other than equity in the earnings or losses of investees, consisting principally of increased interest income and rental income.

Income Taxes

    The provision for income taxes for 1998 represented an effective rate of 46% and the benefit from income taxes for 1997 represented an effective rate of 21%. The effective rate is higher in the 1998 period principally due to:

        (1) the differing impact on the respective effective income tax rates of the amortization of non-deductible goodwill in a period with pre-tax income
    (1998) compared with a period with a pre-tax loss (1997) and

        (2) the differing impact of the mix of pre-tax loss or income among the consolidated entities since we file state tax returns on an individual company basis.

Income (Loss) Before Extraordinary Charges

    Our income (loss) before extraordinary charges improved $49.0 million to income of $30.0 million for 1998 from a loss of $19.0 million for 1997.

Extraordinary Charges

    The 1997 nonrecurring extraordinary charges of $3.0 million resulted from the early assumption or extinguishment of:

        (1) mortgage and equipment notes payable assumed by the purchaser in the sale of our company-owned restaurants and

        (2) obligations under Mistic's former credit facility refinanced in connection with the financing of the Snapple acquisition.

    These extraordinary charges were comprised of the write-off of $4.9 million of previously unamortized deferred financing costs less the related income tax benefit of $1.9 million.

PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

INITIAL PUBLIC OFFERING, NEW CREDIT FACILITY AND RELATED TRANSACTIONS

    Upon the successful completion of the offering and the restructuring transactions referred to in the section of this discussion called 'Presentation of Financial Information,' RC/Arby's will make a cash capital contribution to Snapple Beverage Group of $178.0 million of net proceeds expected from its financing of the Arby's restaurant franchising business plus substantially all existing cash and cash equivalents of the Arby's restaurant franchising business and RC/Arby's, which as of April 2, 2000 was $10.7 million.

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    We will also enter into a new credit facility that will not include
RC/Arby's or Arby's as borrowers or guarantors and will repay all outstanding borrowings under our existing credit facility. In accordance with a commitment letter for a new credit agreement, there will be two classes of term loans repayable over five and seven years. Borrowings may be made by certain of our subsidiaries and would be split equally between the two classes except that the class repayable in five years is subject to maximum borrowings of $80.0 million. As of April 2, 2000, we would have had to borrow $192.0 million of term loans under this new credit facility, together with our other sources of funds, to enable us to repay the borrowings under our existing credit facility. See below for detail of the sources and uses of funds. This $192.0 million of assumed term loan borrowings would be repayable in quarterly installments totaling $17.1 million in each of the first five years and $53.2 million in each of the last two years. The new credit agreement will also provide a five-year $50.0 million revolving credit facility in accordance with the commitment letter. Borrowings under the new credit facility are expected to bear interest, at our option, at the base rate plus an applicable margin ranging from 1.25% to 1.75% or LIBOR plus an applicable margin ranging from 2.25% to 2.75%. The applicable margins on the revolving loans and the term A loans may be reduced beginning six months after the offering, based on our leverage ratio. In addition the new credit agreement will contain:

        (1) restrictive covenants, including customary limitations on our ability to incur debt, pay dividends and make capital expenditures and investments or acquisitions, and

        (2) as long as more than $100.0 million of term loans are outstanding, a mandatory annual prepayment requirement equal to 50% of excess cash flow, as such term will be defined in the new credit agreement, beginning in 2002 with respect to 2001.

    Under the new credit agreement, substantially all of our assets, other than cash and cash equivalents, will be pledged. In addition, obligations under the new credit facility will be guaranteed by Snapple Beverage Group and substantially all of the domestic subsidiaries of Snapple, Mistic, Stewart's and Royal Crown. As collateral for the guarantees under the new credit facility, all of the stock of Snapple, Mistic, Stewart's and Royal Crown and all of their domestic subsidiaries and 65% of the stock of each of their directly-owned foreign subsidiaries will be pledged. See 'Description of Indebtedness -- New Credit Facility.'

    We expect to use

        (1) the net $93.0 million minimum proceeds of the offering,

        (2) the cash capital contribution from RC/Arby's, which would total $188.7 million as of April 2, 2000,

        (3) the borrowings of term loans under a new credit facility, which would total $192.0 million as of April 2, 2000 and

        (4) existing cash and cash equivalents in excess of approximately $2.0 million retained for working capital purposes, which would be $11.5 million as of April 2, 2000,

to repay or pay, based on balances at April 2, 2000,

        (1) the $468.4 million principal amount of term loans under our existing credit facility described below under 'Historical Liquidity and Capital Resources -- Existing Debt Agreements,'

        (2) $5.9 million of related accrued interest,

        (3) $5.8 million of related prepayment penalties and

        (4) $5.1 million of estimated fees and expenses, exclusive of $0.4 million paid through April 2, 2000 and underwriter's discount, related to the initial public offering and the new credit agreement.

    When we refer to the '2000 Refinancing Transactions,' we mean the completion of the offering, the entering into of the new credit facility and the related transactions described above.

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PRO FORMA CAPITALIZATION AND INTEREST EXPENSE

    Assuming the 2000 Refinancing Transactions had been completed on April 2, 2000, our capitalization would have been $570.3 million consisting of $494.7 million of long-term debt, including current portion of $19.7 million, and $75.6 million of stockholders' equity.

    Assuming the 2000 Refinancing Transactions were completed on April 2, 2000, scheduled maturities of our long-term debt for the last three quarters of 2000, exclusive of a $28.3 million required excess cash flow prepayment made in the 2000 second quarter under our existing credit agreement, would increase to $15.4 million, including $12.8 million under the new credit agreement. This increase reflects higher payments under the new credit agreement less $1.3 million of debt payments for the restaurant franchising business, which will not be part of the restructured Snapple Beverage Group.

    As a result of the intended prepayment of the term loans we expect to recognize an extraordinary charge, which as of April 2, 2000 would have been approximately $12.1 million, consisting of:

        (1) the write-off of $13.9 million of previously unamortized deferred financing costs relating to the repaid term loans and

        (2) the payment of $5.8 million of prepayment penalties relating to certain of the repaid term loans,

both less the related income tax benefit of $7.6 million.

    Assuming the 2000 Refinancing Transactions had occurred on January 4, 1999, reported interest expense of $76.6 million for the year ended January 2, 2000 would have been reduced to $51.2 million and reported interest expense of $20.7 million for the three months ended April 2, 2000 would have been reduced to $12.5 million.

    You should refer to the 'Unaudited Pro Forma Condensed Consolidated Financial Statements' appearing elsewhere in this prospectus for further information regarding the assumptions and adjustments made in deriving the pro forma information discussed above.

PRO FORMA CASH FLOWS FROM OPERATIONS

    We expect positive cash flows from operations during the remainder of 2000, despite the absence of cash flows from the restaurant franchising business, due to:

        (1) the expectation of increasingly profitable operations for the remainder of the year due to the seasonality of our beverage business, with the spring and summer months as the peak season,

        (2) the significant seasonal factors impacting the cash used in the 2000 first quarter for operating assets which should not recur during the remainder of 2000 and should substantially reverse and

        (3) the reduction of interest expense described above.

    Our operating cash flow requirements include payments we will be required to make to Triarc under a management services agreement and a tax-sharing agreement, as well as interest payments to lenders for our debt service.

Management Services Fees

    We receive from Triarc various management services, including legal, accounting, tax, insurance and financial, under a management services agreement with our combined beverage business. Under this agreement we pay Triarc fixed fees on a quarterly basis in arrears, including annual cost of living adjustments. The total with respect to fiscal year 2000 will be $6.9 million.

Income Taxes

    We are included in the consolidated Federal income tax return and some combined state income tax returns of Triarc. Under an existing tax-sharing agreement between Triarc Consumer Products Group and Triarc that will be amended before the completion of this offering, we are required to pay to Triarc amounts relating to income taxes based on our consolidated taxable income on a stand-alone

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basis as long as we are included in the consolidated or combined income tax returns of Triarc. We expect to make quarterly tax-sharing payments during the remainder of 2000 under this tax-sharing agreement.

Debt Service

    Our principal debt after the offering will be debt under the new credit facility described above and $300.0 million of senior subordinated notes. The notes bear interest at a rate of 10 1/4% per year and interest is payable on a semiannual basis. The 10 1/4% notes are guaranteed by all of our domestic subsidiaries and contain customary limitations on our ability to incur debt, pay dividends and make investments.

PRO FORMA CASH REQUIREMENTS

Capital Expenditures

    We expect that cash capital expenditures will approximate $8.2 million for the last three quarters of 2000 for which there were $2.9 million of outstanding commitments as of April 2, 2000. Our planned capital expenditures include amounts for cold drink equipment, co-packing equipment and remaining expenditures for a premium beverage packing line at one of our company-owned distribution facilities.

Acquisitions

    To further our growth strategy, we will consider selective business acquisitions, as appropriate, to grow strategically and explore other alternatives to the extent we have available resources to do so.

General

    Upon completion of the 2000 Refinancing Transactions, our cash balances will decrease to approximately $2.0 million.

    Assuming the 2000 Refinancing Transactions were completed on April 2, 2000, we expect our consolidated cash requirements for the remainder of 2000, exclusive of operating cash flow requirements as discussed above, would consist principally of:

        (1) debt principal repayments of $15.4 million,

        (2) capital expenditures of approximately $8.2 million, as described above, and

        (3) business acquisitions, if any.

    We would anticipate meeting all of these requirements through:

        (1) $2.0 million of remaining cash and cash equivalents,

        (2) cash flows from operations and

        (3) borrowing availability under the new $50.0 million revolving credit facility.

    We may need to explore additional financing sources if we decide to consummate any significant acquisitions or if our cash needs are greater than we anticipate. Potential financing sources include the issuance of debt or equity securities. You should be aware that our ability to issue additional equity may be adversely impacted as a result of Triarc's consideration of a possible tax-free separation of our company, and our ability to issue debt securities is limited by the restrictive covenants in our debt instruments. See 'Risk Factors.'

    We will no longer have any ownership interest in the restaurant franchising business after the offering. In 1999, the restaurant franchising business contributed approximately 40% of the operating profit and 33% of the EBITDA of Triarc Consumer Products Group. We believe that we will be able to meet our cash requirements from the sources described above notwithstanding our inability to use cash generated by the restaurant franchising business to fund our cash needs in the future.

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HISTORICAL LIQUIDITY AND CAPITAL RESOURCES

Cash Flows From Operations

    Our consolidated operating activities provided cash and cash equivalents, which we refer to in this discussion as cash, of $57.6 million during 1999 and used cash of $25.5 million during the three months ended April 2, 2000.

    The net cash provided by operating activities in 1999 principally reflects:

        (1) net income of $13.7 million and

        (2) non-cash charges of $70.9 million, principally depreciation and amortization of $36.5 million, a provision for deferred income taxes of $17.8 million and the write-off of unamortized deferred financing costs and interest rate cap agreement costs of $10.9 million relating to the early extinguishment of debt which was refinanced, both partially offset by cash used by changes in operating assets and liabilities of $26.9 million.

    The cash used by changes in operating assets and liabilities of $26.9 million in 1999 principally reflects increases in receivables of $12.8 million and inventories of $12.1 million.

    The increase in receivables was principally due to increased premium beverage sales in December 1999 compared with December 1998.

    The increase in inventories was primarily due to the recent introduction of several new premium beverage product lines and the buildup of our beverage inventories in late December 1999 to mitigate the effects of temporary supply disruptions which might have occurred if some of our suppliers' computer systems were not year 2000 compliant.

    Accounts payable which decreased $1.6 million did not increase in proportion with the late December 1999 inventory buildup primarily due to accelerated payments to suppliers in December 1999 compared with December 1998.

    The net cash used in operating activities in the 2000 first quarter reflects cash used by changes in operating assets and liabilities of $36.8 million partially offset by:

        (1) net income of $.7 million,

        (2) net non-cash charges, principally depreciation and amortization, of $10.1 million and

        (3) other of $.5 million.

    The cash used by changes in operating assets and liabilities of $36.8 million in the 2000 first quarter reflects increases in receivables of $23.8 million, inventories of $5.1 million and prepaid expenses and other current assets of $1.2 million and a decrease in accounts payable and accrued expenses of $9.6 million, all partially offset by an increase in due to Triarc of $2.9 million.

    The increase in receivables principally results from seasonally higher sales in February and March 2000 compared with November and December 1999.

    The increase in inventories was due to seasonal buildups in anticipation of the peak spring and summer selling season in our beverage businesses.

    The related increase in accounts payable reflecting the increased inventory purchases was more than offset by a decrease in accrued expenses principally relating to:

        (1) a $10.4 million reduction in accrued compensation and related benefits principally due to the payment of previously accrued incentive compensation and

        (2) an $8.5 million reduction in accrued interest principally due to the semi-annual interest payment made in February 2000 on the $300.0 million of 10 1/4% senior notes.

    Despite the $25.5 million of cash used in operating activities in the 2000 first quarter, we expect positive cash flows from operations during the remainder of 2000 due to:

        (1) the expectation of increasingly profitable operations for the remainder of the year due to the seasonality of the beverage business with the spring and summer months as the peak season and

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        (2) the significant seasonal factors impacting the cash used in the 2000 first quarter for operating assets which should not recur during the remainder of 2000 and should substantially reverse.

Working Capital and Capitalization

    Working capital, which equals current assets less current liabilities, was $33.7 million at April 2, 2000, reflecting a current ratio, which equals current assets divided by current liabilities, of 1.2:1. Our working capital increased $2.0 million from $31.7 million at January 2, 2000 principally due to working capital provided by operations in excess of both capital expenditures and reclassifications of long-term debt to current liabilities.

    Our capitalization at April 2, 2000 aggregated $604.4 million consisting of $775.9 million of long-term debt, including current portion, less $171.5 million of member's deficit. Our total capitalization decreased $0.6 million from $605.0 million at January 2, 2000 principally due to repayments of long-term debt of $2.9 million partially offset by:

        (1) the $1.6 million capital contribution to us from Triarc of certain assets it acquired of California Beverage Company discussed below under 'Acquisitions' and

        (2) our net income of $0.7 million.

Existing Debt Agreements

    We currently maintain a $535.0 million senior bank credit facility entered into by Snapple, Mistic, Stewart's, Royal Crown and RC/Arby's which consists of a $475.0 million term facility under which there were $468.4 million of term loans outstanding as of April 2, 2000 and a $60.0 million revolving credit facility which provides for borrowings by Snapple, Mistic, Stewart's, Royal Crown or RC/Arby's. There were no borrowings of revolving loans through April 2, 2000. At April 2, 2000 there was $59.9 million of borrowing availability under the revolving credit facility. However, $28.0 million of the revolving credit facility was subsequently utilized on May 4, 2000 in order to fund a $28.3 million excess cash flow prepayment.

    Revolving loans will be due in full in 2005. Maturities of the term loans are $5.6 million for the last three quarters of 2000 representing three quarterly installments, after considering the effect of the excess cash flow prepayment, increasing annually through 2006 with a final payment in 2007. Accordingly, our payments under the term loans during the last three quarters of 2000 will aggregate $33.9 million, consisting of the $28.3 million excess cash flow prepayment and the $5.6 million of adjusted scheduled maturities.

    Under our existing credit agreement, we can make voluntary prepayments of the term loans, although as of April 2, 2000, we have not made any voluntary prepayments. However, if we make voluntary prepayments of term B and term C loans, which have $123.8 million and $301.9 million outstanding as of April 2, 2000, we will incur prepayment penalties of 1.0% and 1.5%, respectively, of any future amounts of those term loans prepaid through February 25, 2001.

    We have $300.0 million principal amount of 10 1/4% senior subordinated notes due 2009 which do not require any amortization of principal prior to 2009.

    We have a note payable to a beverage co-packer in an outstanding principal amount of $2.5 million as of April 2, 2000 which is due during the last three quarters of 2000.

    Our long-term debt repayments during the last three quarters of 2000 are expected to be $37.8 million, including $33.9 million under the term loans and $2.5 million under the note payable to a beverage co-packer, both as discussed above.

Debt Agreement Guarantees

    Under our existing credit facility substantially all of our assets, other than cash and cash equivalents, are pledged as security. In addition, our obligations relating to:

        (1) the 10 1/4% notes are guaranteed by Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's and all of their domestic subsidiaries and

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        (2) the existing credit facility are guaranteed by Triarc Consumer
    Products Group, Snapple Beverage Group and substantially all of the domestic subsidiaries of Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's.

As collateral for the guarantees under the existing credit facility, all of the stock of Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's and all of their domestic subsidiaries and 65% of the stock of each of their directly-owned foreign subsidiaries is pledged. The guarantees under the 10 1/4% notes are full and unconditional, are on a joint and several basis and are unsecured.

    Arby's remains contingently responsible for operating and capitalized lease payments, if the purchaser of the Arby's restaurants does not make the required lease payments, assumed by the purchaser in connection with the restaurants sale of approximately $117.0 million as of May 1997 when the Arby's restaurants were sold and $87.0 million as of April 2, 2000, assuming the purchaser of the Arby's restaurants has made all scheduled payments through that date.

    Further, Triarc has guaranteed mortgage notes and equipment notes payable to FFCA Mortgage Corporation assumed by the purchaser in connection with the restaurants sale of $54.7 million as of May 1997 and $48.0 million as of April 2, 2000, assuming the purchaser of the Arby's restaurants has made all scheduled repayments through that date.

    In addition, a subsidiary of ours is a co-obligor with the purchaser of the Arby's restaurants and Triarc is a guarantor under a loan, the repayments of which are being made by the purchaser, with an aggregate principal amount of $.5 million as of April 2, 2000.

Capital Expenditures

    Cash capital expenditures amounted to $8.5 million during 1999 and $7.4 million during the 2000 first quarter. We expect that cash capital expenditures will approximate $8.3 million for the last three quarters of 2000 for which there were $2.9 million of outstanding commitments as of April 2, 2000. Our planned capital expenditures include amounts for cold drink equipment, co-packing equipment and remaining expenditures for a premium beverage packaging line at one of our company-owned distributors.

Acquisitions

    In February 1999 we acquired Millrose, a New Jersey distributor of Snapple and Stewart's products, for $17.5 million, including expenses of $.2 million.

    On January 2, 2000 we acquired Snapple Distributors of Long Island, Inc., a distributor of Snapple and Stewart's products on Long Island, New York, for cash of $16.9 million, including estimated expenses as of April 2, 2000, subject to post-closing adjustments. We also entered into a three-year non-compete agreement with certain of the sellers for $2.0 million payable ratably over a ten-year period.

    On March 31, 2000 Triarc acquired, and contributed to us, certain assets, principally distribution rights, of California Beverage Company, a distributor of our premium beverage products in the City and County of San Francisco, California, for cash of $1.6 million, subject to post-closing adjustment.

    On May 16, 2000 Triarc acquired, and contributed to us, certain assets, principally distribution rights, of Northern Glacier Ltd., a distributor of our Mistic premium beverage products in five counties in New Jersey and who will continue as our sub-distributor in two of those counties, for an aggregate purchase price of $2.2 million, subject to post-closing adjustment. Of the purchase price, $1.9 million was paid through offset of accounts receivable and a note receivable otherwise owed to us by the seller, which were reimbursed to us by Triarc, and $.3 million is to be paid by Triarc to the seller following the conclusion of the seller's sub-distributorship.

    To further our growth strategy, we will consider additional selective business acquisitions, as appropriate, to grow strategically and explore other alternatives to the extent we have available resources to do so.

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Management Services Fees

    We receive from Triarc various management services, including legal, accounting, tax, insurance and financial, under two management services agreements with our combined beverage businesses and Arby's. Under these agreements we pay Triarc fixed fees on a quarterly basis in arrears, including annual cost of living adjustments. The total with respect to fiscal year 2000 will be $10.8 million, of which $6.9 million relates to our combined beverage businesses and $3.9 million relates to Arby's. In addition, as of April 2, 2000 we owed $2.6 million to Triarc with respect to the 1999 fourth quarter.

Income Taxes

    We are included in the consolidated Federal income tax return and some combined state income tax returns of Triarc. Under a tax-sharing agreement with Triarc, we are required to pay to Triarc amounts relating to income taxes based on our consolidated taxable income on a stand-alone basis.

    While no tax-sharing payments were made during 1999 or the 2000 first quarter, a tax-sharing payment of $1.4 million with respect to the 2000 first quarter was made during the second quarter of 2000. We expect to make additional quarterly tax-sharing payments during the remainder of 2000 pursuant to the tax-sharing agreement.

    The Internal Revenue Service has tentatively completed its examination of the Federal income tax returns of Triarc and its subsidiaries, including RC/Arby's, for the year ended April 30, 1993 and transition period ended December 31, 1993. In connection with this 1993 examination, subject to final processing and approval by the Internal Revenue Service and pursuant to our tax-sharing agreement with Triarc, RC/Arby's would owe Triarc additional taxes and accrued interest totaling $0.4 million.

Cash Requirements

    As of April 2, 2000, our consolidated cash requirements for the remainder of 2000, exclusive of operating cash flow requirements which include tax-sharing payments and management services fees to Triarc as discussed above, consist principally of:

        (1) debt principal repayments aggregating $37.8 million,

        (2) capital expenditures of approximately $8.3 million and

        (3) business acquisitions by us, if any.

    We anticipate meeting all of these requirements through:

        (1) $24.2 million of existing cash and cash equivalents,

        (2) cash flows from operations and

        (3) the $59.9 million of availability as of April 2, 2000 under our $60.0 million revolving credit facility.

TRIARC CONSUMER PRODUCTS GROUP

    Triarc Consumer Products Group is a holding company whose primary asset is a $300.0 million unsecured promissory note receivable from RC/Arby's and whose primary liability consists of the $300.0 million principal amount of 10 1/4% notes. The RC/Arby's note has a stated interest rate of 10.33% and is due in 2009.

    The cash requirements of Triarc Consumer Products Group are semi-annual interest on the 10 1/4% notes and any general corporate expenses. Triarc Consumer Products Group's principal source of cash is semi-annual interest on the RC/Arby's note. Triarc Consumer Products Group's subsidiaries can pay dividends to Triarc Consumer Products Group to the extent interest on the 10 1/4% notes and up to $.2 million of general corporate expenses exceed the interest income on the RC/Arby's note, but cannot currently pay any other dividends or advances under the terms of our existing credit facility described above.

    Triarc Consumer Products Group's cash requirements for the remainder of 2000 consist of the August 2000 semi-annual interest payment of $15.4 million under the 10 1/4% notes and, to a much lesser extent, any general corporate expenses. Triarc Consumer Products Group expects to meet its cash

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requirements for the last three quarters of 2000 through the $15.5 million of interest to be received in August 2000 on the RC/Arby's note and existing cash of $.1 million.

LEGAL AND ENVIRONMENTAL MATTERS

    We are involved in litigation, claims and environmental matters incidental to our businesses. We had reserves for legal and environmental matters of $1.7 million as of April 2, 2000. Although the outcome of these matters cannot be predicted with certainty and some of these matters may be disposed of unfavorably to us, based on currently available information and given our reserves, we do not believe that these legal and environmental matters will have a material adverse effect on our consolidated financial position or results of operations.

INFLATION AND CHANGING PRICES

    We believe that inflation did not have a significant effect on our gross margins during 1997, 1998, 1999 and the 2000 first quarter since inflation rates generally remained at relatively low levels. Historically, we have been successful in dealing with the impact of inflation to varying degrees within the limitations of the competitive environment of each segment of our business. In the restaurant franchising segment in particular, the impact of any future inflation should be limited since our restaurant operations are exclusively franchising following the 1997 sale of all company-owned restaurants.

SEASONALITY

    Our beverage and restaurant franchising businesses are seasonal. In our beverage businesses, the highest revenues occur during the spring and summer, between April and September. Accordingly, our second and third quarters reflect the highest revenues and our first and fourth quarters have lower revenues from the beverage businesses. The royalty revenues of our restaurant franchising business are somewhat higher in our fourth quarter and somewhat lower in our first quarter. Accordingly, consolidated revenues will generally be highest during the second and third fiscal quarters of each year.

    Our EBITDA and operating profit are also highest during the second and third fiscal quarters of each year and lowest in the first fiscal quarter. This principally results from the higher beverage revenues in the second and third fiscal quarters while general and administrative expenses and depreciation and amortization, excluding amortization of deferred financing costs, are generally recorded ratably in each quarter either as incurred or allocated to quarters based on time expired.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities.' Statement 133 provides a comprehensive standard for the recognition and measurement of derivatives and hedging activities. The standard requires derivatives be recorded on the balance sheet at fair value and establishes more restrictive criteria for hedge accounting. Statement 133, as amended by Statements of Financial Accounting Standards Nos. 137 and 138, is effective for our fiscal year beginning January 1, 2001.

    Although we have not yet completed the process of identifying all of our derivative instruments, the only derivative which we have currently identified is an interest rate cap agreement on some of our long-term debt. We historically have not had transactions to which hedge accounting applied and, accordingly, the more restrictive criteria for hedge accounting in Statement 133 should have no effect on our consolidated financial position or results of operations. However, the provisions of Statement 133 are complex and we are just beginning our evaluation of the implementation requirements of Statement 133 and, accordingly, are unable to determine at this time the impact it will have on our consolidated financial position and results of operations.

    In March 2000 the Financial Accounting Standards Board issued FASB Interpretation No. 44 'Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25.' The Company accounts for stock-based compensation under the intrinsic value

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method set forth in Accounting Principles Board Opinion No. 25. Interpretation
44 clarifies the application of APB Opinion No. 25 for only certain issues. Among other issues, Interpretation 44 clarifies (1) the definition of an employee for purposes of applying APB Opinion No. 25, (2) the criteria for determining whether a plan qualifies as a noncompensatory plan, (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award and (4) the accounting for an exchange of stock compensation awards in a business combination.

    Interpretation 44 is effective July 1, 2000, but some guidance covers on a prospective basis specific events that occurred after either December 15, 1998 or January 12, 2000. We believe the effect of Interpretation 44 on our financial position and results of operations will be limited to future transactions, if any. The effect on our current outstanding stock options we believe would be limited to any future modifications to the terms of the options which would result in variable plan accounting and a charge to results of operations for the excess, if any, of the fair value per share at the time of the modification over the exercise price. However, we have not completed our evaluation of the requirements of Interpretation 44.

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           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to the impact of interest rate changes and, to a much lesser extent, foreign currency fluctuations.

    Policies and Procedures -- In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest rates and fluctuations in the value of foreign currencies using financial instruments we deem appropriate.

Interest Rate Risk

    Our objective in managing our exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows. To achieve our objectives, we assess the relative proportions of our debt under fixed versus variable rates. We generally use purchased interest rate caps on a portion of our variable-rate debt to limit our exposure to increases in short-term interest rates. These cap agreements usually are at significantly higher than market interest rates prevailing at the time the cap agreements are entered into and are intended to protect against very significant increases in short-term interest rates. As of January 3, 1999 we had one interest rate cap agreement related to interest on $142.2 million of our aggregate $284.3 million of variable-rate term loans under a then existing credit agreement which provided for a cap which was approximately 3% higher than the prevailing interest rate at that time. As of January 2, 2000 and April 2, 2000 we had one interest rate cap agreement relating to interest on $235.0 million and $234.2 million, respectively, of our aggregate $470.1 million and $468.4 million, respectively, of variable-rate term loans under our existing credit agreement. The cap agreement provides for a cap which was approximately 2% higher than the prevailing interest rate at each of those dates.

Foreign Currency Risk

    Our objective in managing our exposure to foreign currency fluctuations is also to limit the impact of those fluctuations on earnings and cash flows. We have a relatively limited amount of exposure to (1) export sales revenues and related receivables denominated in foreign currencies and (2) investments in foreign subsidiaries which are subject to foreign currency fluctuations. Our primary export sales exposures relate to sales in Canada, the Caribbean and Europe. We monitor these exposures and periodically determine our need for use of strategies intended to lessen or limit our exposure to these fluctuations. However, foreign export sales and foreign operations for our most recent full fiscal years ended January 3, 1999 and January 2, 2000 represented only 6% and 5% of our revenues, respectively, and an immediate 10% change in foreign currency exchange rates versus the United States dollar from their levels at January 3, 1999 and January 2, 2000 would not have had a material effect on our consolidated financial position or results of operations. At the present time, we do not hedge our foreign currency exposures as we do not believe this exposure to be material.

Overall Market Risk

    With regard to overall market risk, we attempt to mitigate our exposure to those risks by assessing the relative proportion of our investments in cash and cash equivalents and the relatively stable and risk-minimized returns available on those investments. At January 3, 1999, January 2, 2000 and April 2, 2000, our excess cash was primarily invested in commercial paper with maturities of less than 90 days and money market funds which, due to their short-term nature, minimizes our overall market risk.

Sensitivity Analysis

    All of our market risk sensitive instruments are instruments entered into for purposes other than trading. Our measure of market risk exposure represents an estimate of the potential change in fair value of our financial instruments. Market risk exposure is presented for each class of financial instruments held by us at January 3, 1999, January 2, 2000 and April 2, 2000 for which an immediate adverse market movement represents a potential material impact on our financial position or results of operations. We believe that the rates of adverse market movements described below represent the

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hypothetical loss to future earnings and do not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ.

    The following table reflects the estimated effects on the market value of our financial instruments based upon assumed immediate adverse effects as noted below (in thousands):

                                     JANUARY 3, 1999        JANUARY 2, 2000         APRIL 2, 2000
                                   --------------------   --------------------   --------------------
                                   CARRYING   INTEREST    CARRYING   INTEREST    CARRYING   INTEREST
                                    VALUE     RATE RISK    VALUE     RATE RISK    VALUE     RATE RISK
                                    -----     ---------    -----     ---------    -----     ---------
Cash equivalents.................  $ 66,422    $ --       $ 49,520    $ --       $ 17,560    $ --
Long-term debt...................   570,655     (2,843)    778,760     (3,748)    775,846     (4,684)

    The cash equivalents are short-term in nature with a maturity of three months or less when acquired and, as such, a change in interest rates of one percentage point would not have a material impact on our consolidated financial position or results of operations.

    The sensitivity analysis of long-term debt assumes an instantaneous increase in market interest rates of one percentage point from their levels at January 3, 1999, January 2, 2000 and April 2, 2000, with all other variables held constant. The increase of one percentage point with respect to our long-term debt (1) represents an assumed average decline in earnings of 11%, 11% and 10% debt at January 3, 1999, January 2, 2000 and April 2, 2000, respectively, as the weighted average interest rate of our variable-rate debt at those dates approximated 9%, 9% and 10%, respectively, and (2) relates only to our variable-rate debt since a change in interest rates would not affect interest expense on our fixed-rate debt. The interest rate risk presented with respect to long-term debt represents the potential impact the indicated change in interest rates would have on our consolidated results of operations and not our consolidated financial position.

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                                    BUSINESS

OVERVIEW

    We are a leading premium beverage company and a leading supplier of concentrates for private label carbonated soft drinks in North America. We own the Snapple, Mistic and Stewart's premium beverage brands. According to A.C. Nielsen data, in 1999, our premium brands had the leading share (33%) of U.S. premium beverage sales volume in convenience stores, grocery stores and mass merchandisers. We continue to increase consumer awareness for our premium beverage brands with innovative marketing and new product introductions. We also own the Royal Crown carbonated soft drink brand, the largest national brand cola available to the independent bottling system.

    For the three months ended April 2, 2000, we had pro forma revenues of $170.6 million and pro forma EBITDA of $19.2 million, an increase of approximately 5.5% and 35.2%, respectively, compared with the three months ended April 4, 1999. For the twelve months ended January 2, 2000, we had pro forma revenues of $773.9 million and pro forma EBITDA of $100.7 million, an increase of approximately 5.1% and 6.2%, respectively, compared with the twelve months ended January 3, 1999. Pro forma revenues and EBITDA exclude the Arby's restaurant franchising business, which we will no longer own after the offering and the related transactions described under 'The Restructuring.' Our operating strategy has allowed us to maintain an efficient cost structure requiring minimal capital expenditures. We have also developed an efficient route to market by controlling distribution in a number of our key markets and developing a nationwide network of third-party distributors. We believe that our focus on the premium beverage market creates significant opportunities for continued growth in our core products as well as through our new product development and geographic expansion.

    Our management team has substantial experience in the premium beverage and carbonated soft drink businesses and a proven operating record relating to manufacturing, operations, sales, distribution and financial management. Michael Weinstein, our Chief Executive Officer, was named Beverage Industry's 1999 Executive of the Year, and Mr. Weinstein and Kenneth Gilbert, our Senior Vice President, Marketing, were named Brand Week's 1999 Marketers of the Year.

INDUSTRY OVERVIEW

ALTERNATIVE BEVERAGE INDUSTRY

    Alternative beverages consist of fruit beverages, a category that includes both 100% fruit juices and fruit drinks, ready-to-drink teas, sports drinks, natural soda and water. From 1992 to 1999, the alternative beverage market has experienced significant growth, with volumes more than doubling to 1.4 billion cases. Alternative beverages currently remain only a small portion of the $81.8 billion non-alcoholic beverage market, indicating a significant opportunity for future growth.

    We believe that alternative beverage sales should benefit from the following trends:

         increased popularity of beverages that are perceived to be healthy,

         additional distribution opportunities,

         a wider variety of good tasting alternative beverages, and international market opportunities.

    The alternative beverage category consists of 'premium,' higher quality, more specialized goods and 'non-premium,' lower-margin, generic products. Premium beverage products typically command higher prices and higher margins for the brand owner, the distributor and the retailer than non-premium beverages because of the following:

         Higher Quality Ingredients: Premium beverage ingredients are perceived to be higher quality and most do not include preservatives.

         Distribution: The primary distribution channels for premium beverages are convenience stores and other small retail outlets. These locations usually sell premium beverages in single refrigerated servings instead of larger, multi-pack containers at room temperature.

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         Packaging and Marketing: Packaging is a key differentiator in the single-serve market and is critical to building a premium image. Marketing premium beverages relies heavily on product innovation, unique advertising and availability.

CARBONATED SOFT DRINKS INDUSTRY

    Carbonated soft drinks accounted for approximately 30% of all drinks, including alcoholic beverages, consumed in the United States in 1999, up from approximately 25% in 1989. The carbonated soft drink industry is concentrated, with the three largest franchise companies -- Coca-Cola Co., PepsiCo Inc., and Dr Pepper/Seven Up Inc., an affiliate of Cadbury Schweppes Plc -- accounting for approximately 90% of the dollar volume of U.S. carbonated soft drink sales in 1999. Private label soft drinks accounted for approximately 5.8% of the dollar volume of all carbonated soft drink sales in 1999, up from approximately 5.7% in 1998.

    The following are significant trends in the retail carbonated soft drink market:

         growth of per capita consumption levels of carbonated soft drinks both domestically and internationally,

         increased market share of private-label goods as a result of recent price increases by Coca-Cola and Pepsi-Cola, and potential strengthening of the independent bottler network resulting from increased industry consolidation.

BUSINESS SEGMENTS

PREMIUM BEVERAGES (SNAPPLE, MISTIC AND STEWART'S)

    We are a leader in the U.S. wholesale premium beverage market. According to A.C. Nielsen data, in 1999 our premium beverage brands had the leading share (33%) of U.S. premium beverage sales volume in convenience stores, grocery stores and mass merchandisers.

SNAPPLE

    Snapple markets and distributes a wide variety of premium beverages, including all-natural ready-to-drink teas, fruit drinks and juices under the Snapple, Snapple Elements, WhipperSnapple and Snapple Farms brand names. During 1999, Snapple case sales represented approximately 80% of our total premium beverage case sales. According to A.C. Nielsen data, in 1999 Snapple had the leading share (28%) of U.S. premium beverage sales volume in convenience stores, grocery stores and mass merchandisers, compared to 10% for the next highest brand. Snapple's case sales increased by approximately 10% in the first quarter 2000 compared to the first quarter 1999, 7.3% in 1999 compared to 1998 and 8.4% in 1998 compared to 1997. Since acquiring Snapple in May 1997, we have strengthened our distributor relationships, improved promotional initiatives and significantly increased new product introductions and packaging innovations.

    We have benefitted from the continued growth of our core products as well as the successful introduction of innovative new beverages. New product introductions contributed to the growth of our core products by maintaining a sense of freshness and excitement for the overall product line and enhancing brand imagery for consumers. Case sales of Snapple's top five products in 1999, which represented 36% of its domestic case sales in 1999, have grown 8.8% since December 31, 1997. In April 1999, Snapple introduced Snapple Elements, a line of juice drinks and teas enhanced with herbal ingredients to capitalize on, in part, the growing consumer demand for all-natural, health-oriented products. Snapple Elements is offered in eight flavors. We are in the process of introducing two new flavors for this summer's selling season. In 1999, Snapple Elements won Beverage World's Globe Design Gold Award for best overall product design. In 1998, Snapple introduced a successful new line of products called WhipperSnapple, which is a smoothie-like beverage. In 1998, WhipperSnapple was named Convenience Store News' best new non-alcoholic beverage product and won the American Marketing Association's Edison award for best new beverage product.

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MISTIC

    Mistic Brands, Inc. markets and distributes a wide variety of premium beverages, including fruit drinks, ready-to-drink teas, juices and flavored seltzers under the Mistic and Mistic Fruit Blast brand names. In general, Mistic complements Snapple by appealing to consumers who prefer a sweeter product with stronger fruit flavors. Since Triarc acquired Mistic in August 1995, Mistic has introduced more than 35 new flavors, a line of fruit juices, various new bottle sizes and shapes and numerous new package designs. In 1999, Mistic introduced a line of 50% juice drinks, including Orange Carrot, which has become Mistic's best selling product, Mango Carrot, Tropical Carrot and Orange Mango. In April 2000, Mistic introduced Mistic Zotics, a line of vitamin-enhanced drinks, featuring flavors from exotic regions and packaged in a distinctive 20-ounce bottle.

STEWART'S

    Stewart's Beverages, Inc., the exclusive soft drink licensee of Stewart's brand beverages, markets and distributes Stewart's brand premium soft drinks, including Root Beer, Orange N' Cream, Diet Root Beer, Cream Ale, Ginger Beer, Creamy Style Draft Cola, Classic Key Lime, Lemon Meringue, Cherries N' Cream, Classic Grape and Peach. Stewart's holds the exclusive perpetual worldwide license to manufacture, distribute and sell Stewart's brand beverages and owns the Fountain Classics trademark. Through the first quarter of 2000, Stewart's has experienced 30 consecutive quarters of double-digit percentage case sales increases compared to the prior year's comparable quarter. Overall, Stewart's has grown its case sales by approximately 13% in 1999 compared to 1998 and 17% in 1998 compared to 1997, primarily by increasing penetration in existing markets, entering new markets and continuing product innovation. In March 2000, Stewart's introduced 'S', a line of premium carbonated diet soft drinks available in five flavors and packaged in a proprietary bottle.

PREMIUM BEVERAGE GROWTH STRATEGY

    Our growth strategy for our premium beverage business is to continue to:

         Increase Consumer Awareness and Strengthen Brand Imaging: A key to growth of our company is innovative marketing and advertising, including the introduction of new products and use of unique packaging. These combine to increase the visibility and range of well-known brands. Snapple is known for using innovative, quirky and attention-getting advertising campaigns such as Wendy 'The Snapple Lady' and the 'Win Nothing Instantly' promotional campaign. To meet changing consumer tastes, it is important for premium beverage companies to continue to develop exciting new products. Over the last two years, we introduced two new successful beverage platforms for Snapple, Snapple Elements and WhipperSnapple, added a number of new products to Snapple's existing platforms, including Diet Orange Carrot, Raspberry Peach, Lemonade Iced Tea and Diet Ruby Red and introduced Mistic Orange Carrot, which has become Mistic's best selling product. Because much of our business is done through single servings sold in convenience stores and other retail outlets, we intend to continue to develop the type of innovative packaging that catches a consumer's eye and increases sales, like the new bottle for Elements, the swirl bottle for WhipperSnapple, the carafe bottle for Mistic juice drinks and teas and the triangular bottle for Mistic Zotics.

         Expand and Improve Distribution: We plan to continue to expand in existing and new geographic markets and channels of trade, including selected international markets. We intend to focus our sales force on continually improving relationships with distributors by assisting our distributors in developing local marketing promotion campaigns, training personnel and participating in local customer visits. We also plan to increase the rate at which we place cold drink equipment, such as visicoolers, in stores and other outlets. Finally, we intend to selectively explore the acquisition of additional distributors in key markets to drive sales and improve focus on existing and new products.

         Control Production and Logistics Costs: We expect to continue to control production costs through favorable supply agreements for raw materials, flavors, and packaging. We have also

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         introduced initiatives to reduce logistics costs and improve freight management. We are in the process of establishing a packing line at one of our company-operated distribution centers, which we expect will result in significant freight and production savings, as well as enhanced production flexibility.

         Minimize Capital Expenditures: We plan to continue to minimize capital expenditures primarily by using third-party co-packers for production of our premium beverage products and the continued use of independent distributors.

         Selectively Acquire Beverage Brands: We may broaden our product offerings through selective premium beverage acquisitions that can offer us long-term growth potential.

SALES AND MARKETING

    Snapple and Mistic have a combined sales and marketing staff, while Stewart's has its own sales and marketing staff. The sales forces are responsible for overseeing sales to distributors, monitoring retail account performance and providing sales direction and trade spending support. Trade spending includes price promotions, slotting fees and local consumer promotions. The sales force handles most accounts on a regional basis with the exception of large national accounts, which are handled by a national accounts group.

    After acquiring Snapple in May 1997, we revived Snapple's tradition of quirky advertising and promotional campaigns. We immediately announced the return of Wendy 'The Snapple Lady' and introduced a new flavor, Wendy's Tropical Inspiration, in a commercial featuring Wendy's return from a deserted island to help 'save Snapple.' In the summer of 1998 Snapple launched its 'Win Nothing Instantly' sweepstakes where consumers won prizes such as 'No Car Payments,' awarding $100 per month for one year, and 'No Rent,' awarding $1,000 per month for one year. This sweepstakes received a 'Brammy' award from Brandweek magazine for 'Best Promotion' for all categories. Snapple's 'Good Fruit/Bad Fruit' commercial was recognized by Ad Week as one of the best campaigns of 1999.

    Mistic uses targeted advertising. The 1996-1997 'Show Your Colors' campaign, reflecting the desires of young consumers to express their individuality, was widely recognized in the advertising trade industry. Mistic won the Promotional Marketing Association's Silver Reggie award in 1998 for its promotional sweepstakes that offered consumers one day of Dennis Rodman's salary as a Chicago Bull if the color under the cap of the Mistic product they had purchased matched the color of his hair.

    We intend to maintain advertising campaigns for our brands as an integral part of our strategy to stimulate consumer demand and increase brand loyalty. In 1999, we employed a combination of network and cable advertising complemented with local spot advertising in our larger markets. In most markets, we have used television as the primary advertising medium and radio as the secondary medium, although Mistic has used radio as its primary advertising medium. We also employ outdoor, newspaper and other print media advertising, as well as in-store point of sale promotions.

DISTRIBUTION

    We currently sell our premium beverages through a network of distributors that include specialty beverage, carbonated soft drink and licensed beer/wine/spirits distributors. In addition, Snapple uses brokers for distribution of some Snapple products in Florida and Georgia. We distribute our products internationally primarily through one distributor in each country. We typically grant distributors exclusive rights to sell Snapple, Mistic and/or Stewart's products within a defined territory. We have written agreements with distributors who represent approximately 84% of our volume. The agreements are typically either for a fixed term renewable upon mutual consent or are perpetual, and are terminable by us for cause. The distributor may generally terminate its agreement upon specified prior notice.

    We believe that company-owned distributors place more focus on increasing sales of our products and successfully launching our new products. At the beginning of 1999, Snapple owned two of its largest distributors, Mr. Natural Inc., which distributes in the New York metropolitan area, and Pacific Snapple Distributors, Inc., which distributes in parts of southern California. In February 1999, Snapple acquired

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Millrose Distributors, Inc. and the assets of Mid-State Beverage, Inc. Millrose and Mid-State distributed Snapple and Stewart's products in parts of New Jersey. Before the acquisition, Millrose was the largest non-company owned Snapple distributor and Mid-State was the second largest Stewart's distributor.

    In January 2000, Snapple acquired Snapple Distributors of Long Island, Inc., which distributes in Nassau and Suffolk counties in New York. Before the acquisition, Long Island Snapple was the largest non-company-owned distributor of Snapple products and a major distributor of Stewart's products.

    On March 31, 2000, Triarc acquired certain assets of California Beverage Company, including the distribution rights for Snapple, Mistic and Stewart's products in the City and County of San Francisco, California. On May 16, 2000, Triarc acquired certain assets of Northern Glacier Ltd., including the distribution rights for Mistic products in parts of northern and central New Jersey. Triarc contributed all of these assets to us.

    In the aggregate, our company-owned distributors were responsible for approximately 24% of Snapple's domestic case sales and 9% of Stewart's domestic case sales in 1999 and for approximately 28% of Snapple's domestic case sales and 10% of Stewart's domestic case sales in the three months ended April 2, 2000.

    No non-company-owned distributor accounted for more than 10% of total case sales in 1997, 1998 or 1999. We believe that we could find alternative distributors if our relationships with our largest distributors were terminated.

    International sales accounted for less than 10% of our premium beverage sales in each of 1997, 1998 or 1999. Since we acquired Snapple, Royal Crown's international group has been responsible for the sales and marketing of our premium beverages outside North America.

CO-PACKING ARRANGEMENTS

    We use more than 20 co-packers, which are strategically located throughout the United States, to produce our premium beverage products for us under formulation requirements and quality control procedures that we specify. We select and monitor the producers to ensure adherence to our production procedures. We regularly analyze samples from production runs and conduct spot checks of production facilities. We supply most packaging and raw materials and arrange for their shipment to our co-packers and bottlers. Please refer to the section in this prospectus entitled ' -- Raw Materials.' Our three largest co-packers accounted for approximately 54% of our aggregate case production of premium beverages in 1999.

    Our contractual arrangements with our co-packers are typically for a fixed term that is automatically renewable for successive one year periods. The contractual arrangements with our three largest co-packers expire in December 2005, April 2001 and December 2001. During the term of the agreement, the co-packer generally commits a specified amount of its monthly production capacity to us. Snapple has committed to order guaranteed minimum volumes under contracts covering the production of a majority of its case volume. If the volume actually ordered is less than the guaranteed volume, Snapple is typically required to pay the co-packer the product of (1) an amount per case specified in the agreement and (2) the difference between the volume actually ordered and the guaranteed volume.

    At April 2, 2000, Snapple had reserves of approximately $3.3 million for future payments under its guaranteed volume co-packer agreements known as take-or-pay agreements. We paid approximately $5.9 million under Snapple's take-or-pay agreements during the seven months in 1997 that we owned Snapple, $11.3 million in 1998, primarily related to obligations entered into by the prior owners of Snapple, and $1.4 million in 1999. Mistic has committed to order a guaranteed volume in two instances and a percentage of its products sold in a region in another instance. If the guaranteed volume or percentage is not met, Mistic must make payments to compensate for the difference. Mistic paid approximately $180,000 in 1998 under its take-or-pay agreements and made no payments in 1999. Stewart's has no take-or-pay agreements requiring it to make minimum purchases.

    We have generally been able to avoid significant capital expenditures or investments for bottling facilities or equipment and our production-related fixed costs have been minimal because of our

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

co-packing arrangements. We are, however, in the process of establishing a packing line at one of our company-operated distribution centers at a cost of approximately $5.0 million, because of significant expected freight and production savings and availability of additional space in one of our facilities. We anticipate that we will continue to use third-party co-packers for most of our production.

    We believe we have arranged for sufficient production capacity to meet our requirements for 2000 and that, in general, the co-packing industry has excess production capacity that we could use. We also expect that in 2000 we will meet substantially all of our guaranteed volume requirements under our co-packing agreements. Please refer to the section of this prospectus entitled 'Risk Factors -- Risks Relating to Our Business -- Our reliance on co-packers may adversely affect our revenues.'

RAW MATERIALS

    We supply certain raw materials used in the preparation and packaging of our premium beverage products to our co-packers. For quality control and other purposes, we have chosen to obtain some raw materials, including aspartame, on an exclusive basis from single suppliers, and other raw materials, such as glass bottles and flavors, from a relatively small number of suppliers. Since the acquisition of Snapple, we have been negotiating and continue to negotiate, new supply and pricing arrangements with our suppliers. We believe that, if required, alternate sources of raw materials and flavors are available. However, as a result of consolidation of the glass industry, it is uncertain whether all of the glass bottles supplied by two suppliers, who supplied approximately 88% of our premium beverage segment's 1999 purchases of glass bottles, could be replaced by alternate sources. We do not believe it reasonably possible that these two glass suppliers will be unable to achieve substantially all of their anticipated volumes in the near term. Please refer to the section of this prospectus entitled 'Risk Factors -- Risks Relating to Our Business -- Price fluctuations in, and unavailability of, raw materials that we use could adversely affect us.'

SOFT DRINK CONCENTRATES (ROYAL CROWN)

    Through Royal Crown Company, Inc., we participate in the approximately $58 billion domestic retail carbonated soft drink market. Royal Crown produces and sells concentrates used in the production of carbonated soft drinks. Royal Crown is the exclusive supplier of cola concentrate and a primary supplier of other flavor concentrates to Cott Corporation for retailer branded products. Based on public disclosures, Cott is a leading worldwide supplier of premium quality retailer brand carbonated soft drinks. We also sell these concentrates to independent, licensed bottlers who manufacture and distribute finished beverage products domestically and internationally. Our branded products include: RC Cola, Diet RC Cola, Cherry RC Cola, RC Edge, Diet Rite Cola, Diet Rite flavors, Nehi, Upper 10, and Kick. RC Cola is the largest national brand cola available to the independent bottling system, which consists of bottlers who do not bottle either Coca-Cola or Pepsi-Cola branded soft drinks. During 1999, Royal Crown's soft drink brands had approximately a 1.4% share of national supermarket volume according to Beverage Digest/A.C. Nielsen data.

    Royal Crown also sells its products internationally. Royal Crown's export business has grown at an 18% compound annual growth rate over the five years ended 1997, although growth slowed to 4% in 1998 and was down 2.5% in 1999 due to adverse economic conditions in some of its markets, especially Russia and Turkey, and competitive conditions in Mexico.

SOFT DRINK CONCENTRATES GROWTH STRATEGY

    Our growth strategy for Royal Crown is to continue to:

         Enhance Royal Crown's Strategic Relationship with Cott: We believe that there is a significant opportunity for sales of private label products to continue to increase. We plan to expand Royal Crown's relationship with Cott by assisting in the development of new products and maintenance of quality control. Royal Crown is Cott's exclusive worldwide supplier of cola concentrates for retailer-branded beverages in various containers. Royal Crown also supplies Cott with non-cola carbonated soft drink concentrates.

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

         Focus Marketing Resources: We plan to improve profitability by focusing Royal Crown's marketing resources in markets where its market share is strongest and on targeted promotional relationships, including those involving Little League Baseball, the World Wrestling Federation and the Sears Craftsman Truck Series of NASCAR. We also intend to attract new customers through marketing focused on direct-to-consumer campaigns, such as a money-back taste guarantee and on-package couponing used to call attention to Royal Crown's price advantage over other branded soft drinks.

         Expand Royal Crown's International Business: We believe that there are a significant number of new markets where Royal Crown and private label products can be introduced and a number of existing markets where sales of these products can be increased. We plan to continue to target these international markets. Royal Crown's sales outside the United States were approximately 10.4% of its total revenues for 1999.

SALES AND MARKETING

    Royal Crown uses radio, print and direct mail advertising. RC Cola's 'Great Taste/Great Value' strategy has begun to utilize a money-back taste guarantee and coupons included on its packaging. RC Cola is the official soft drink of Little League Baseball and is beginning its third year as a title sponsor of the #86 Dodge Truck in the Sears Craftsman Truck Series of NASCAR.

    Royal Crown has enhanced the 'Better For You' marketing of Diet Rite by focusing on its formulation, which has no sodium, no caffeine, no calories and a new sweetener blend containing no aspartame. Diet Rite is the only major U.S. diet soft drink without aspartame.

    Royal Crown has entered into a media and promotional sponsorship for RC Edge to be the exclusive cola marketing partner of the World Wrestling Federation. The promotion was launched in late March 2000 and features four of the World Wrestling Federation's most popular stars on RC Edge's packaging.

PRIVATE LABEL

    Royal Crown believes that private label sales through Cott represent an opportunity to benefit from sales of retailer-branded beverages. Royal Crown's sale of concentrates to Cott began in late 1990. For the five years ended 1999, Royal Crown's sales to Cott increased by a compound annual growth rate of approximately 7%. Royal Crown's revenues from sales to Cott were approximately 15.8% of its total revenues in 1997, 17.2% in 1998 and 22.3% in 1999.

    Royal Crown sells concentrate to Cott under a 21-year concentrate supply agreement which expires in 2015, subject to additional six-year extensions. Under the Cott agreement:

         Royal Crown is Cott's exclusive worldwide supplier of cola concentrates for retailer-branded beverages in bottles, cans and other containers, although we have agreed to a limited number of exceptions,

         Cott must purchase from Royal Crown at least 75% of its total worldwide requirements for carbonated soft drink concentrates for beverages in bottles, cans and other containers, and as long as Cott purchases a specified minimum number of units of private label concentrate in each year of the agreement, Royal Crown will not manufacture and sell private label carbonated soft drink concentrates to parties other than Cott anywhere in the world.

    Through its private label program, Royal Crown develops new concentrates specifically for Cott's private label accounts. The proprietary formulae Royal Crown uses for this private label program are customer-specific and differ from those of Royal Crown's branded products. Royal Crown works with Cott to develop flavors according to each trade customer's specifications. Royal Crown retains ownership of the formulae for the concentrates developed after the date of the Cott agreement, except, in most cases, upon termination of the Cott agreement because of breach or non-renewal by Royal Crown.

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

ROYAL CROWN DOMESTIC BOTTLER NETWORK

    Royal Crown sells its concentrates to independent licensed bottlers in the United States. Consistent with industry practice, Royal Crown assigns each bottler an exclusive territory for bottled and canned products within which no other bottler may distribute Royal Crown branded soft drinks.

    During 1999, Royal Crown's ten largest bottler groups accounted for approximately 80.5% of Royal Crown's domestic volume of concentrate for branded products. Dr Pepper/Seven Up Group accounted for approximately 24.5% of this volume during 1999 and RC Chicago Bottling Group accounted for approximately 22.3% of this volume during 1999. Although we believe that Royal Crown could find new bottlers for the RC Cola brand, Royal Crown's sales would decline if these major bottlers stopped selling RC Cola brand products until we found new bottlers. Please refer to the section of this prospectus entitled 'Risk
Factors -- Risks Relating to Our Business -- Royal Crown's reliance on Cott Corporation and other customers and bottlers may adversely affect Royal Crown's revenues -- Bottlers.'

ROYAL CROWN INTERNATIONAL BOTTLER NETWORK

    We sell concentrate to bottlers in 72 countries for use in Royal Crown and other branded products. Royal Crown's sales outside the United States were approximately 10.9% of its total revenues in 1997, 11.3% in 1998 and 10.4% in 1999. These sales of concentrates outside the United States were approximately 13.9% of Royal Crown's total concentrate sales in 1997, 13.6% in 1998 and 9.7% in 1999. The decrease in percentages for 1998 and 1999 is mainly attributable to economic conditions in Russia and Turkey and competitive conditions in Mexico. As of April 2, 2000, 112 bottlers and 14 distributors sold Royal Crown branded products outside the United States in 68 countries, with international export sales in 1999 distributed among Canada (7.2%), Latin America and Mexico (30.6%), Europe (19.4%), the Middle East/Africa (21.6%) and the Far East/Pacific Rim (21.3%). While the financial and managerial resources of Royal Crown have been focused on the United States, we believe significant opportunities exist for Royal Crown in international markets. In 1999, new bottlers were added to the following markets: Ireland, Zimbabwe, Algeria, Romania and Tadjikistan.

PRODUCT DEVELOPMENT

    Royal Crown believes that it has a history as an industry leader in product innovation. In 1961, Royal Crown introduced the first national brand diet cola. The Diet Rite flavors line was introduced in 1988 to complement the cola line and to target the non-cola segment of the market, which has been growing faster than the cola segment due to a consumer trend toward flavored beverages. In 1998 Royal Crown introduced two new Diet Rite flavors, Iced Mocha and Lemon Sorbet, and began to use sucralose in Diet RC Cola. In 1999, Royal Crown reformulated Diet Rite to eliminate aspartame. In April 1999, Royal Crown introduced RC Edge, a cola specially formulated with herbal enhancements.

RAW MATERIALS

    Flavoring ingredients and sweeteners are generally available on the open market from several sources. However, we have agreed to purchase some raw materials on an exclusive or preferred basis from single suppliers. For example, we have agreed to purchase sucralose exclusively from one supplier for Royal Crown. Please refer to the section of this prospectus entitled 'Risk
Factors -- Risks Relating to Our Business -- Price fluctuations in, and unavailability of, raw materials that we use could adversely affect us.'

TRADEMARKS

    We own numerous trademarks that are considered material to our business, including Snapple, Made From The Best Stuff On Earth, Snapple Elements, WhipperSnapple, Snapple Farms, Mistic, Mistic Italian Ice Smoothies, RC Cola, Diet RC, Cherry RC Cola, RC Edge, Royal Crown, Diet Rite, Nehi, Upper 10, Kick, Mistic Zotics, 'S' and Fountain Classics. Mistic licenses the Fruit Blast trademark under a license agreement that terminates in March 2001 and is renewable for additional periods. Stewart's licenses the Stewart's trademark on an exclusive perpetual basis for soft drinks and considers it

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to be material to its business. In addition, we consider our finished product and concentrate formulae, which are not the subject of any patents, to be trade secrets.

    Many of our material trademarks are registered trademarks in the U.S. Patent and Trademark Office and in various foreign jurisdictions. Registrations for trademarks in the United States will last indefinitely as long as the trademark owners continue to use and police the trademarks and renew filings with the applicable governmental offices. We have not been challenged in our right to use any of our material trademarks in the United States.

COMPETITION

    Our premium beverage products and soft drink concentrate products compete generally with all liquid refreshments and in particular with numerous nationally known soft drinks, including Coca-Cola and Pepsi-Cola. We also compete with ready-to-drink brewed iced tea competitors, including Nestea Iced Tea, which is produced under a long-term license granted by Nestle S.A. to The Coca-Cola Company, and Lipton Original Iced Tea, which is distributed under a joint venture between PepsiCo, Inc. and Thomas J. Lipton Company, a subsidiary of Unilever Plc, and nationally branded fruit drink companies, including Ocean Spray. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of which also distribute other beverage brands. The principal methods of competition in the beverage industry include product quality and taste, brand advertising, trade and consumer promotions, marketing agreements including calendar marketing agreements, pricing, packaging and the development of new products.

    Until recently, the soft drink business experienced increased price competition that resulted in significant price discounting throughout the industry. Price competition had been especially intense with respect to sales of soft drink products in supermarkets. This resulted in significant discounts and allowances off wholesale prices by bottlers to maintain or increase market share in the supermarket segment. If resumed, these practices could have an adverse impact on us.

    The Coca-Cola Company, PepsiCo and their bottlers are also making increased use of exclusionary marketing agreements which prevent or limit the marketing and sale of competitive beverage products at various locations, including colleges, schools, convenience and grocery store chains and municipal locations, including city parks and buildings.

GOVERNMENTAL REGULATIONS

    The production and marketing of our beverages are governed by the rules and regulations of various federal, state and local agencies, including the United States Food and Drug Administration. The Food and Drug Administration also regulates the labeling of our products. In addition, our dealings with our bottlers and/or distributors may, in some jurisdictions, be governed by state laws governing licensor-licensee or distributor relationships.

    We are not aware of any pending legislation that is likely to have a material adverse effect on our operations. To date, the cost of complying with applicable governmental rules and regulations has not been material.

ENVIRONMENTAL MATTERS

    We are governed by federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. These laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. We cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted. We also cannot predict the amount of future expenditures which may be required to comply with any environmental laws or

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regulations or to satisfy any claims relating to environmental laws or regulations. We believe that our operations comply substantially with all applicable environmental laws and regulations. Please refer to the section of this prospectus entitled 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Legal and Environmental Matters' and note 19 to our consolidated financial statements included in this prospectus.

EMPLOYEES

    As of April 2, 2000, we had approximately 995 employees, consisting of 772 salaried employees and 223 hourly employees. We believe that employee relations are good. As of April 2, 2000, approximately 50 of our employees were covered by various collective bargaining agreements expiring from time to time from the present through August 2002. This number includes approximately 20 of our employees whose union agreement expired in January 2000 and whose collective bargaining agreement is expected to be renegotiated following a final determination of the union that will represent them.

PROPERTIES

    We believe that our properties, taken as a whole, are generally well maintained and are adequate for our current and foreseeable business needs. We lease a majority of our properties.

    The following table describes information about the major plants and facilities of each of our business segments, as well as our corporate headquarters, as of April 2, 2000.

                                                                   LAND     APPROXIMATE SQ.
                 FACILITIES                        LOCATION        TITLE   FT. OF FLOOR SPACE
                 ----------                        --------        -----   ------------------
Concentrate Manufacturing (including
  office)...................................  Columbus, GA          1 owned       216,000
Snapple Beverage Group Headquarters.........  White Plains, NY     1 leased        71,970
Stewart's Headquarters......................  Denver, CO           1 leased         4,200
Office/Warehouse Facilities.................  Various Locations    8 leased       807,395(1)
Snapple Beverage Group International
  Operations................................  Ft. Lauderdale, FL   1 leased         3,500(2)

---------
(1) Includes 180,000 square feet of warehouse space that is subleased to a third party.

(2) Royal Crown subleases this space from the RC/Arby's on terms that are no less favorable than if this space were leased from an unrelated party.

    Our Columbus, Georgia facility is used mostly for our soft drink concentrates business segment, and our Denver, Colorado facility is used only for our premium beverages business segment. All of our other facilities are used for both of our business segments.

    Substantially all of our properties are pledged as collateral under secured debt arrangements. You should refer to the section of this prospectus entitled 'Description of Indebtedness -- New Credit Facility.' The lease for our corporate headquarters expires in March 2004. We believe that our current properties are suitable for our operations and that suitable additional or alternative space, including leased space, is available on commercially reasonable terms.

LEGAL PROCEEDINGS

    There are no legal proceedings to which we are a party except matters arising in the ordinary course of our business. It is our opinion that the outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Following the offering, our executive officers and directors will be as follows:

                    NAME                       AGE               OFFICE OR POSITION HELD
                    ----                       ---               -----------------------
Nelson Peltz.................................  58    Director; Chairman
Peter W. May.................................  57    Director; Vice Chairman
Michael Weinstein............................  51    Director; Chief Executive Officer
Ernest J. Cavallo............................  66    President and Chief Operating Officer
Richard Allen................................  45    Senior Vice President and Chief Financial
                                                       Officer
Joseph Bayern................................  37    Senior Vice President, Strategic Planning and
                                                       Operations
John L. Belsito..............................  39    Senior Vice President; President of Royal Crown
Kenneth W. Gilbert...........................  49    Senior Vice President, Marketing
Gary G. Lyons................................  49    Senior Vice President and General Counsel and
                                                       Assistant Secretary
Joseph G. McDonald...........................  52    Senior Vice President, Sales
Sherry Perley................................  42    Senior Vice President, Human Resources
Samuel M. Simpson............................  47    President and Chief Executive Officer of
                                                       Stewart's
James A. Smith...............................  55    Senior Vice President, Company Operations
Jerry Smith..................................  55    Senior Vice President, International
Jeffrey Spencer..............................  41    Senior Vice President, Royal Crown Marketing
Paul Trudeau.................................  50    Senior Vice President, Royal Crown Sales
Charles Zimmermann...........................  47    Senior Vice President, Operations

    Nelson Peltz. Mr. Peltz has been a director and Chairman since April 1997. Mr. Peltz has also been a manager and Chairman and Chief Executive Officer of Triarc Consumer Products Group since January 1999 and a director and Chairman and Chief Executive Officer of Triarc since April 1993. Since April 1997, he has also been a director or manager and officer of certain of our subsidiaries. He is also a general partner of DWG Acquisition Group, L.P., whose principal business is ownership of securities of Triarc. From its formation in January 1989 to April 1993, Mr. Peltz was Chairman and Chief Executive Officer of Trian Group, Limited Partnership, which provided investment banking and management services for entities controlled by Mr. Peltz and Mr. May. From 1983 to December 1988, he was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc., which, through wholly owned subsidiaries, was a manufacturer of packaging products, copper electrical wire and cable and steel conduit and currency and coin handling products. Mr. Peltz has also served as a director of MCM Capital Group, Inc. since February 1998.

    Peter W. May. Mr. May has been a director and Vice Chairman since April 1997. Mr. May has also been a manager and President and Chief Operating Officer of Triarc Consumer Products Group since January 1999 and a director and President and Chief Operating Officer of Triarc since April 1993. Since April 1997, he has also been a director or manager and President and Chief Operating Officer of certain of our subsidiaries. He is also a general partner of DWG Acquisition. From its formation in January 1989 to April 1993, Mr. May was President and Chief Operating Officer of Trian Group, Limited Partnership. He was President and Chief Operating Officer and a director of Triangle Industries from 1983 until December 1988. Mr. May has also served as a director of Ascent Entertainment Group, Inc. since February 1998, of MCM Capital Group, Inc. from June 1999 to April 2000, and of On Command Corporation from February 2000 to April 2000.

    Michael Weinstein. Mr. Weinstein has been a director and Chief Executive Officer since April 1997 and Chief Executive Officer of Royal Crown since October 1996. Mr. Weinstein has also served as Chief Executive Officer of Snapple since it was acquired by Triarc in May 1997 and of Mistic since it was acquired by Triarc in August 1995. Before August 1995, he was president of Liquid Logic, a private beverage consulting business he founded in 1994. From 1981 until the end of 1993, he served in various executive capacities at A&W Brands, Inc., lastly as President/Chief Operating Officer. From 1978 to

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1981, he was a Vice President at Kenyon & Eckhardt Advertising. He began his career at Pepsi-Cola Company, where he held various sales and marketing positions from 1972 to 1978.

    Ernest J. Cavallo. Mr. Cavallo has been President and Chief Operating Officer since April 1997, and has been the President and Chief Operating Officer of Snapple since May 1997. Mr. Cavallo has also served as President of Mistic since August 1995 and as the Chief Operating Officer of Mistic since November 1996 and was a director of our company from April 1997 to June 2000. From August 1995 to November 1996, Mr. Cavallo served as Chief Financial Officer of Mistic. From June 1994 until August 1995, Mr. Cavallo was Senior Vice President and Chief Financial Officer of Joseph Victori Wines, the predecessor company of Mistic. From 1985 to 1994, Mr. Cavallo served in various positions with A&W Brands, Inc., including three years as Executive Vice President and Chief Financial Officer. From 1976 to 1985, Mr. Cavallo was an officer and Assistant Comptroller with Exxon Corporation and from 1971 to 1976, Mr. Cavallo was a management consultant with KPMG Peat Marwick.

    Richard Allen. Mr Allen has been Senior Vice President and Chief Financial Officer since August 1997. Previously, Mr. Allen was Vice President and Assistant Controller, Planning and Analysis of RJR Nabisco from April 1996 until October 1996. He also was Assistant Controller, Planning and Analysis of RJR Nabisco from January 1995 until April 1996.

    Joseph Bayern. Mr. Bayern has been Senior Vice President, Strategic Planning and Operations since December 1999. Mr. Bayern was Senior Vice President-Chief Information Officer of Snapple and Mistic from March 1998 to December 1999. Mr. Bayern was Chief Information Officer of Snapple and Mistic from December 1997 to March 1998. Previously, he served as senior manager, management solutions and services for Deloitte & Touche LLP from April 1995 to December 1997.

    John L. Belsito. Mr. Belsito has been Senior Vice President since August 1998, and has been President of Royal Crown since August 1998. Before 1998, Mr. Belsito served as Vice President -- Corporate Development of Cadbury Beverages Inc. From 1995 to 1997, he served as Senior Vice President -- Franchising of
Dr Pepper/Seven-Up Inc. From 1994 to 1995, Mr. Belsito served as Vice
President -- Franchising of Cadbury Beverages, North America. From 1993 to 1994, he served as Vice President -- Field Marketing at Schweppes USA.

    Kenneth W. Gilbert. Mr. Gilbert has been Senior Vice President -- Marketing, since April 1997. He has also been Senior Vice President -- Marketing of Mistic since September 1995. From 1983 to 1995, Mr. Gilbert was a group account director at Messner Vetere Berger McNamee Schmetterer Eurocom, an advertising agency in New York City.

    Gary G. Lyons. Mr. Lyons has been Senior Vice President and General Counsel and Assistant Secretary since July 1997, and was Vice President and General Counsel of Snapple from May 1997 to July 1997. From 1994 to 1997, Mr. Lyons was Vice President and General Counsel of Cadbury Beverages, North America and from 1993 to 1997 was Vice President and General Counsel of A&W Brands, Inc. From 1981 to 1992 he held various legal positions with United States subsidiaries of Nestle, S.A. Mr. Lyons began his legal career as an associate with Shearman & Sterling from 1975 to 1981.

    Joseph G. McDonald. Mr. McDonald has been Senior Vice President -- Sales since April 1997. Mr. McDonald has also been Senior Vice President -- Sales of Snapple since May 1997 and of Mistic since September 1995. Mr. McDonald was Senior Vice President -- Sales, Royal Crown from March 1996 until May 1997. From October 1993 to September 1995 Mr. McDonald was Vice President -- Sales for Cadbury Beverages, North America.

    Sherry Perley. Ms. Perley has been Senior Vice President -- Human Resources since December 1999. Ms. Perley has also served as Senior Vice President, Human Resources of Snapple since November 1999. She was Vice President, Human Resources of Snapple from July 1997 to November 1999. From January 1997 to July 1997, Ms. Perley was a human resources consultant. From January 1994 to January 1997 she was Vice President, Human Resources at the Nine West Group, Inc.

    Samuel M. Simpson. Mr. Simpson has been President and Chief Executive Officer of Stewart's since 1986.

    James A. Smith. Mr. Smith has been Senior Vice President, Company Operations since December 1999. Mr. Smith was Senior Vice President Franchising, Mr. Natural and Pacific Snapple from July 1997

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to December 1999. Mr. Smith served as a consultant to our company from June 1995 to 1997. Prior to that, he was President of Canada Dry USA from February 1990 to June 1995.

    Jerry Smith. Mr. Smith has been Senior Vice President, International since September 1997. From 1991 to August 1997, Mr. Smith was President of Royal Crown Company, International.

    Jeffrey Spencer. Mr. Spencer has been Senior Vice President, Marketing, Royal Crown since May 1997. Mr. Spencer was Vice-President Marketing, Citibank, North America from May 1995 to May 1997.

    Paul Trudeau. Mr. Trudeau has been Senior Vice President, Royal Crown Sales since March 1995. From May 1994 to March 1995, Mr. Trudeau was Vice President, Royal Crown Franchising.

    Charles Zimmermann. Mr. Zimmermann has been Senior Vice
President -- Operations since April 1997. Mr. Zimmermann has also served as Senior Vice President Operations for Snapple since September 1995 and for Mistic since July 1997. He was also Vice President -- Operations for Mistic from May 1996 to July 1997. Prior thereto, Mr. Zimmermann was Vice
President -- Operations of Snapple from November 1989 to May 1995.

    Following the completion of the offering, we expect to add four independent directors to our board of directors.

    The term of office of each director is until his or her successor is elected and qualified or until his or her prior death, resignation or removal. The term of office of each executive officer is until the organizational meeting of the board of directors next succeeding that officer's election and until his or her successor is elected and qualified or until his or her prior death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

    We will have standing audit, nominating, and compensation committees whose functions are described below.

    Audit Committee. Within 90 days after the completion of the offering, we will form an audit committee. The audit committee will report to the board of directors in discharging its responsibilities relating to our accounting, reporting and financial control practices. The audit committee will have general responsibility for oversight of financial controls, as well as our accounting and audit activities. The audit committee will conduct an annual review of the qualifications of the independent auditors. The audit committee will be composed entirely of outside directors who are not, and have never been, our officers.

    Nominating Committee. Within 90 days after the completion of the offering, we will form a nominating committee. The nominating committee will be charged with the responsibility of considering and recommending individuals to be considered by the board of directors for membership on the board of directors.

    The nominating committee will consider nominations for directors. It is expected that the nominating committee will adopt the following rules regarding considering nominations by stockholders:

         the nominating stockholder must have owned, for at least six months prior to the date the nomination is submitted, shares of (a) common stock or (b) other classes of capital stock, if any, entitled to vote for directors;

         the nomination must be received by the nominating committee 120 days before the mailing date for proxy material applicable to the annual meeting for which the nomination is proposed for submission; and

         a detailed statement stating the qualifications, as well as the written consent, of each party nominated must accompany each nomination submitted.

    Compensation Committee. Within 90 days after the completion of the offering, we will form a compensation committee. The compensation committee will establish corporate policy and programs with respect to the compensation and benefits of our officers and key employees and administer our stock option plans. The compensation committee will also review the compensation and benefit programs and policies for employees, such as salary, cash incentives, long-term incentive compensation,

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

stock incentive and other programs and performance standards and target amounts for grants under these programs. No member of this committee will receive an award or payment under any employee plan, other than as described below. See
' -- Compensation of Directors.' The compensation committee will be composed entirely of outside directors who are not, and have never been, our officers. The compensation committee will also administer our 1997 Stock Option Plan and our 2000 Equity Participation Plan.

AGREEMENTS REGARDING BOARD OF DIRECTORS POSITIONS

    Michael Weinstein's employment agreement provides that Snapple shall take steps so that Mr. Weinstein will be elected as a member of our board of directors as long as (1) we, Snapple and Mistic remain separate legal entities and (2) he remains an employee of Snapple and an officer of ours and Mistic.

EXECUTIVE COMPENSATION

    The table below provides compensation information for our Chief Executive Officer and our four other most highly compensated executive officers for our fiscal year ended January 2, 2000. These officers are referred to as named executive officers.

    The compensation described includes salary, cash bonus awards and non-cash awards granted under our 1997 Stock Option Plan, Triarc's 1993 Equity Participation Plan, Triarc's 1997 Equity Participation Plan and Triarc's 1998 Equity Participation Plan.

    Perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported under the headings 'Salary' and 'Bonus.'

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                               ------------
                                                    ANNUAL COMPENSATION           AWARDS
                                                ----------------------------   ------------
                                                                                SECURITIES
                                                                                UNDERLYING     ALL OTHER
                                                                               OPTIONS/SARs   COMPENSATION
NAME AND PRINCIPAL POSITION                     YEAR   SALARY($)   BONUS($)       (#)(1)         ($)(9)
---------------------------                     ----   ---------   --------       ------         ------
Michael Weinstein ............................  1999    500,000      225,000      36,000(4)       6,400
  Chief Executive Officer                       1998    500,000      225,000      10,000          5,600
                                                1997    458,333    2,250,000(2)   21,000(5)       4,000
Ernest J. Cavallo ............................  1999    400,000      180,000      20,750(4)       6,400
  President and Chief Operating Officer         1998    400,000      180,000       7,000          4,000
                                                1997    368,750    2,200,000(2)   12,750(5)       4,000
John L. Belsito ..............................  1999    282,500      127,125      13,875(4)       1,600
  Senior Vice President; President of           1998    114,583      100,000      32,875(6)     120,250(10)
  Royal Crown                                   1997         --           --          --             --
Joseph G. McDonald ...........................  1999    268,335      120,751      10,875(4)       6,400
  Senior Vice President, Sales                  1998    260,835      130,418       4,500          4,000
                                                1997    240,002      115,000       6,375(5)       4,000
Samuel M. Simpson ............................  1999    284,300      311,903       7,000(7)       4,800
  President and Chief Executive Officer of      1998    284,300      220,000       6,500          4,000
  Stewart's                                     1997    183,408      560,000(3)   56,162(8)           0

---------
 (1) Except as noted in footnotes (4) through (8), all stock option grants were made pursuant to Triarc's 1993 Equity Participation Plan, Triarc's 1997 Equity Participation Plan or Triarc's 1998 Equity Participation Plan. The option grants under Triarc's 1998 Equity Participation Plan with respect to fiscal 1998 were made on March 15, 1999.

 (2) Includes, as consideration for Messrs. Weinstein's and Cavallo's added responsibilities in connection with the reorganization of the Snapple Beverage Group, the acquisition of Snapple and the cancellation of certain stock appreciation rights with respect to shares of Mistic common stock, a special payment of $2,000,000 awarded under the terms of each of Mr. Weinstein's and
                                              (footnotes continued on next page)

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

(footnotes continued from previous page)

     Mr. Cavallo's 1997 employment agreements that Mr. Weinstein and Mr. Cavallo received on January 7, 2000. See ' -- Employment Agreements -- Michael Weinstein'and ' -- Ernest J. Cavallo.'

 (3) Includes a stay bonus of $400,000 paid when Triarc acquired Stewart's.

 (4) Includes 21,000, 12,750, and 6,375 options granted in 1997 under our 1997 Stock Option Plan to Messrs. Weinstein, Cavallo, and McDonald, respectively, and 6,375 options granted in 1998 under our 1997 Stock Option Plan to Mr. Belsito, the exercise prices of which were equitably adjusted in 1999. In May 1999, in accordance with the terms of the plan, the Performance Compensation Subcommittee of the Triarc Board of Directors equitably adjusted the exercise price of all outstanding options under our stock option plan to reflect the effects of the transfer of cash and deferred tax assets from us to Triarc and the contribution of Stewart's Beverages, Inc. to us. As a result, the exercise price of each of our options granted in 1998 at an exercise price of $191.00 per share was equitably adjusted to $138.83 per share and the exercise price of each of our options granted in 1997 at an exercise price of $147.30 per share was equitably adjusted to $107.05 per share. In addition, holders of options with an original exercise price of $147.30 per share may be entitled to a cash payment of $51.34 per share, and holders of options with an original exercise price of $191.00 per share may be entitled to a cash payment of $39.40 per share, if they exercise their options or their right to resell their shares to us.

 (5) Represents grants of options made pursuant to our 1997 Stock Option Plan which were equitably adjusted in 1999. See footnote (4) above.

 (6) Includes 6,375 options granted under our 1997 Stock Option Plan which were equitably adjusted in 1999. See footnote (4) above.

 (7) Includes 500 options granted under our 1997 Stock Option Plan.

 (8) Includes 36,162 options granted under the Triarc Stock Option Plan for Cable Car Employees.

 (9) Except as noted in footnote (10) below, these amounts represent amounts contributed to 401(k) plan by Snapple.

(10) Represents a payment made to Mr. Belsito for amounts he was entitled to receive under an employment agreement with his former employer.

                              -------------------

    During each of the periods presented, our Chairman and Vice Chairman were also directors and officers of Triarc and their compensation, other than a 1998 grant of 26,000 options under our 1997 Stock Option Plan to our Chairman and 13,000 options to our Vice Chairman, which options were equitably adjusted in 1999 (see footnote (4) to the table above), was paid directly by Triarc. During each of the periods presented, we paid a management fee ($6.7 million in 1999) to Triarc, which provides us with various management services, including those rendered to us by our Chairman and Vice Chairman. Please refer to the section of the prospectus entitled 'Relationships with Triarc and Related Party Transactions -- Management Services Agreement.'

EMPLOYMENT AGREEMENTS

    The following are summaries of the material terms of employment agreements with the named executive officers to which we are a party. You should be aware that these summaries are not a complete description of these agreements and these summaries are qualified in their entirety by the agreements, copies of which have been filed with the Securities and Exchange Commission.

    Michael Weinstein and Ernest J. Cavallo. Snapple and Mistic entered into amended and restated employment agreements, effective as of June 1, 1997, with Michael Weinstein and Ernest Cavallo, providing for the employment of Mr. Weinstein as the Chief Executive Officer of us, Snapple, Mistic and Royal Crown and Mr. Cavallo as the President and Chief Operating Officer of us, Snapple and Mistic. Unless otherwise terminated as provided in the agreement, the term of employment for Mr. Weinstein will continue until January 2, 2004, and the term of employment for Mr. Cavallo will

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

continue until January 2, 2001. These employment agreements are automatically renewed for additional one year periods unless either Mr. Weinstein, Mr. Cavallo or Snapple elect, upon 180 days' notice, not to renew.
Mr. Weinstein receives an annual base salary of $525,000 and is eligible to receive an annual cash incentive bonus and future grants of options to purchase shares of Triarc's class A common stock. Mr. Cavallo receives an annual base salary of $420,000 and is eligible to receive an annual cash incentive bonus and future grants of options to purchase shares of Triarc's Class A common stock. Mr. Weinstein and Mr. Cavallo each also received a special payment of $2,000,000 in January 2000.

    Mr. Weinstein and Mr. Cavallo are also entitled to participate in any insurance, including life, disability, medical and dental, vacation, pension and retirement plans and to receive any other employee benefits and perquisites made generally available by Snapple to its senior officers. In addition, Mr. Weinstein and Mr. Cavallo are each entitled to a monthly automobile allowance in the amount of $900.

    In the event Snapple terminates these employments without good cause, these employment agreements provide that the executive will receive an amount equal to the sum of: (1) the greater of: (a) his base salary for one year and (b) the entire amount of base salary that would be payable to the executive under his employment agreement through the last day of the then current term, plus any earned but unpaid base salary, vacation or annual bonus in respect of a prior year owing to the executive accrued before the termination; plus (2) the executive's annual bonus for the year in which the termination occurs.

    These employment agreements provide that in the event of a change in control, the executive may terminate his employment within 12 months following the change in control, if he does so because of any substantial diminution of his title, duties, or responsibilities, or any material reduction in compensation, and will be entitled to receive the same payments that he would have been entitled to receive had his employment been terminated without good cause.

    These employment agreements also contain confidentiality provisions that prohibit the executives from disclosing confidential information relating to Snapple, its subsidiaries or its affiliated companies during the term of their employment agreement and for a period of four years afterwards. In addition, the agreements contain non-competition provisions that prohibit the executives from competing in the premium or carbonated beverage business for a period of 18 months following the termination of their employment for cause or his voluntary resignation before the last day of his term of employment.

    John L. Belsito. Royal Crown entered into an employment agreement, dated July 23, 1998, with John Belsito, providing for the employment of Mr. Belsito as Senior Vice President of us and as President of Royal Crown. The agreement does not contain a specified term of employment. Mr. Belsito receives an annual base salary of $282,500 and is eligible to receive an annual cash incentive bonus equal to 50% of his base salary subject to the achievement of profit objectives by us and Royal Crown. Under the agreement, in August 1998, Mr. Belsito received options to purchase 6,375 shares of our common stock and options to purchase 20,000 shares of Triarc's class A common stock.

    Mr. Belsito is also entitled to participate in any insurance, including life, disability, medical and dental, vacation, pension and retirement plans and to receive any other employee benefits and perquisites made generally available by us to our senior officers. In addition, Mr. Belsito is entitled to a monthly automobile allowance in the amount of $900.

    If Mr. Belsito is terminated at any time without cause, he will be able to continue his health and medical coverage.

    Mr. Belsito's employment agreement also contains confidentiality provisions that prohibit him from disclosing confidential information relating to us, our subsidiaries or our affiliated companies during the term of Mr. Belsito's employment agreement and for a period of four years afterwards.

    Samuel M. Simpson. Stewart's entered into an employment agreement, dated November 25, 1997, with Samuel M. Simpson, providing for the continued employment of Mr. Simpson as President and Chief Executive Officer of Stewart's. The term of employment for Mr. Simpson will continue until November 25, 2001, unless otherwise terminated as provided in the agreement. The employment agreement is automatically renewed for additional one year periods unless either Mr. Simpson or Stewart's elect, upon 180 days' notice, not to renew.
Mr. Simpson receives an annual base salary of

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

$284,300, and is eligible to receive an annual cash incentive bonus and future grants of options to purchase shares of Triarc's class A common stock. Upon the signing of his employment agreement, Mr. Simpson received a bonus of $400,000.

    Mr. Simpson is also entitled to participate in any insurance, including life, disability, medical and dental, vacation, pension and retirement plans and to receive any other employee benefits and perquisites made generally available by Stewart's to its senior officers. In addition, Mr. Simpson is entitled to a monthly automobile allowance in the amount of $800.

    If Mr. Simpson is terminated at any time without cause, he will be able to continue his health and medical coverage.

    Mr. Simpson's employment agreement also contains confidentiality provisions that prohibit him from disclosing confidential information relating to Stewart's, its subsidiaries or its affiliated companies during the term of Mr. Simpson's employment agreement and for a period of four years afterwards. In addition, the agreement contains non-competition provisions that prohibit
Mr. Simpson from competing in the beverage business for a period of up to 24 months following the termination of his employment for cause or his voluntary resignation before the last day of his term of employment.

SEVERANCE ARRANGEMENTS

    As consideration for entering into confidentiality and non-solicitation agreements, each of Mr. Belsito, Mr. Simpson and Mr. McDonald will be entitled to receive an amount equal to their annual base rate of salary for a period of up to 18 months following their termination without cause (as defined) or their termination for good reason (as defined) following a change of control of our company. In addition, they will be entitled to receive a pro rata portion of their annual bonus for the year of termination, as well as certain health and medical benefits.

COMPENSATION OF DIRECTORS

    Members of our board of directors and the boards of directors of our subsidiaries who are our officers or officers of Triarc or its other subsidiaries will not be additionally compensated for their activities in these
capacities. Each other director will receive an annual retainer of $     for
serving on our board of directors. In addition, each other director also
receives a payment of $     for each meeting of our board of directors or of a
committee, or subcommittee, of our board of directors that the director attends. Under our new stock option plan, each non-management director will be entitled to elect to have all or a portion of the annual retainer and the meeting payments paid in shares of our common stock rather than in cash. See
' -- Employment Agreements' above and ' -- Stock Option Plans -- Snapple Beverage Group, Inc. 2000 Equity Participation Plan' for information relating to compensation of our management directors.

    In addition, each director who is not an employee of ours or of Triarc or any of its other subsidiaries will receive options to purchase shares of our common stock on the date of his or her initial election or appointment to our board of directors. On the date of each annual meeting of stockholders that a director is reelected, that director will receive options to purchase shares of our common stock.

CASH INCENTIVE PLANS

    We have an annual cash incentive plan for executive officers and key employees. Our annual incentive plan is designed to provide annual incentive awards to participants, with amounts payable being linked to our financial performance and the performance of the participant. Financial performance is assessed annually against financial and strategic objectives. Under our annual incentive plan, participants may receive awards of a specified percentage of their then current base salaries, which percentage varies depending upon the level of seniority and responsibility of the participant. The percentages are set by our management in consultation with management of Triarc. Such awards may be adjusted on a discretionary basis to reflect the relative individual contribution of the executive or key employee, to evaluate the 'quality' of our earnings or to take into account external factors that affect performance results. Our management, in consultation with the management of Triarc, may also decide

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

that multiple performance objectives related to our and/or the individual's performance may be appropriate in order to determine the amount of the annual incentive awards. In addition, discretionary bonuses may be awarded to our executive officers, including our Chairman and Vice Chairman. Our annual incentive plan will be administered by our board of directors following the offering and may be amended or terminated at any time.

STOCK OPTION PLANS

    Some of our named executive officers, as well as our Chairman and Vice Chairman, have received options to purchase shares of our common stock as well as Triarc's class A common stock. The following are summaries of the material terms of the stock option plans governing these options:

SNAPPLE BEVERAGE GROUP, INC. 1997 STOCK OPTION PLAN

    On August 19, 1997, our board of directors adopted the Snapple Beverage Group, Inc. 1997 Stock Option Plan. Our 1997 Stock Option Plan was adopted for the purpose of attracting, retaining and motivating key employees, officers, directors and consultants. Our 1997 Stock Option Plan provides for a maximum of 150,000 shares of our common stock to be issued upon the exercise of stock options. As of May 31, 2000, options to acquire 146,950 shares of our common stock were outstanding under our 1997 stock option plan. Our 1997 Stock Option Plan will be administered by the compensation committee of our board of directors. The term during which options may be granted under our 1997 Stock Option Plan expires on August 18, 2007.

    During 1997, 76,250 stock options were granted under our 1997 Stock Option Plan with an exercise price equal to the then fair market value ($147.30) as determined by an independent appraisal. One third of these options vested on July 1, 1999, one third of these options will vest on July 1, 2000 and one third of these options will vest on July 1, 2001.

    During 1998, 72,175 stock options were granted under our 1997 Stock Option Plan with an exercise price equal to the then fair market value ($191.00) as determined by an independent appraisal. One third of these options vested on July 1 of 1999, one third of these options will vest on July 1, 2000 and one third of these options will vest on July 1, 2001.

    During 1999, 4,850 stock options were granted under our 1997 Stock Option Plan and 4,950 stock options were canceled. The options were granted with an exercise price equal to the then fair market value ($311.99) as determined by an independent appraisal. For most of these options, one third will vest on July 1, 2000, one third will vest of July 1, 2001 and one third will vest on July 1, 2002. For the remainder of these options, one third will vest on September 1, 2000, one third will vest on September 1, 2001 and one third will vest on September 1, 2002.

    We made equitable adjustments to our outstanding options during the first quarter of 1999 to reflect the effects of the transfer of cash and deferred tax assets from us to Triarc and Triarc Consumer Products Group and the contribution of Stewart's from Triarc Consumer Products Group. Each option granted in 1997 at an exercise price of $147.30 per share was adjusted to $107.05 per share and the exercise price of each option granted in 1998 at an exercise price of $191.00 per share was adjusted to $138.83 per share. In addition, holders of options granted in 1997 may be entitled to a cash payment of $51.34 per share, and holders of options granted in 1998 may be entitled to a cash payment of $39.40 per share, if they exercise their options or their right to resell their shares to us.

SNAPPLE BEVERAGE GROUP INC. 2000 EQUITY PARTICIPATION PLAN

    Before this offering is completed, we plan to adopt the Snapple Beverage Group, Inc. 2000 Equity Participation Plan for the purpose of attracting, retaining and motivating key employees, officers, directors and consultants of our company and our subsidiaries and affiliates. The 2000 Equity Participation Plan will provide for the granting of stock options, stock appreciation rights, and restricted stock to officers, key employees of, and consultants to our company and our subsidiaries and affiliates. The 2000 Equity Participation Plan will provide for automatic awards of options to non-employee directors of our Company and permit non-employee directors to elect to receive all or a portion of their annual retainer fees and/or board of directors or committee meeting attendance fees, if any, in shares of

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

our common stock. The 2000 Equity Participation Plan will be administered by the compensation committee of our board of directors.

TRIARC'S 1993 EQUITY PARTICIPATION PLAN

    Triarc's 1993 Equity Participation Plan, which expired on April 24, 1998, provided for the grant of options to purchase Triarc class A common stock, par value $.10 per share of Triarc, including performance stock options, stock appreciation rights, restricted shares of Triarc class A common stock and, to non-employee directors of Triarc, at their option, shares of Triarc class A common stock instead of annual retainer fees otherwise to be payable in cash. Directors, selected officers and key employees of, and key consultants to, Triarc and its subsidiaries were eligible to participate in the 1993 Equity Participation Plan. A maximum of 10,000,000 shares of Triarc class A common stock, contingent on adjustments, were authorized to be delivered by Triarc under options, stock appreciation rights and restricted shares granted under the 1993 Equity Participation Plan.

    As of May 31, 2000, options to acquire a total of 7,906,850 shares of Triarc class A common stock were outstanding under the 1993 Equity Participation Plan. The plan is administered by the Performance Committee of the Triarc board of directors.

TRIARC'S 1997 EQUITY PARTICIPATION PLAN

    The 1997 Equity Participation Plan was approved by the executive committee of Triarc's Board of Directors on December 11, 1997 and provides for the granting of stock options to purchase shares of Triarc's Class A common stock. Participants in the 1997 Equity Participation Plan are limited to selected key employees and consultants of Triarc, its subsidiaries and affiliates, including us and our subsidiaries, who are important to the success and growth of Triarc, its subsidiaries and affiliates, but who are not 'directors,' 'executive officers' or 'officers' of Triarc. A total of 500,000 shares of Triarc's class A common stock are reserved for issuance under the 1997 Equity Participation Plan. As of May 31, 2000, options to acquire 401,915 shares of Triarc's class A common stock were outstanding under the 1997 Equity Participation Plan. The 1997 Equity Participation Plan is administered by the compensation committee of the Triarc board of directors. The term during which options may be granted under the 1997 Equity Participation Plan expires on December 11, 2002.

TRIARC'S 1998 EQUITY PARTICIPATION PLAN

    Triarc's 1998 Equity Participation Plan was approved by Triarc's board of directors on March 10, 1998 and was approved by its stockholders on May 6, 1998. The 1998 Equity Participation Plan provides for the granting of stock options, stock appreciation rights, and restricted stock to officers, key employees of, and consultants to Triarc and its subsidiaries and affiliates. The 1998 Equity Participation Plan provides for automatic awards of options to non-employee directors of Triarc and permits non-employee directors to elect to receive all or a portion of their annual retainer fees and/or board of directors or committee meeting attendance fees, if any, in shares of Triarc class A common stock. The 1998 Equity Participation Plan replaced the 1993 Equity Participation Plan which expired on April 24, 1998.

    As of May 31, 2000, options to acquire 1,971,500 shares of Triarc class A common stock were outstanding under the 1998 Equity Participation Plan.

    Contingent on specified antidilution adjustments, a maximum of 5,000,000 aggregate shares of Triarc class A common stock may be granted on the exercise of options or stock appreciation rights or upon a director's election to receive their fees in Triarc shares under the 1998 Equity Participation Plan. In addition, the maximum number of shares of class A common stock that may be granted to any individual in a calendar year is 1,000,000 shares. The 1998 Equity Participation Plan is administered by the Performance Compensation Subcommittee of Triarc's board of directors. The term during which awards may be granted under the 1998 Equity Participation Plan will expire on April 30, 2003.

TRIARC'S STOCK OPTION PLAN FOR CABLE CAR EMPLOYEES

    Triarc's Stock Option Plan for Cable Car Employees was approved by the executive committee of Triarc's board of directors as of January 12, 1998. The Stock Option Plan for Cable Car Employees

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

provides for the grant of options to purchase Triarc class A common stock to those Stewart's employees who held options to purchase Stewart's, formerly known as Cable Car Beverage Corporation, common stock at the time Triarc acquired it in November 1997.

    As of May 31, 2000, options to acquire 20,664 shares of Triarc class A common stock were outstanding under this stock option plan.

    Contingent on specified antidilution adjustments, a maximum of 154,931 aggregate shares of Triarc class A common stock may be granted on the exercise of options. This stock option plan is administered by the compensation committee of Triarc's board of directors.

OPTIONS GRANTED IN FISCAL 1999

    The following tables provide information concerning options to purchase shares of our common stock and Triarc's class A common stock granted during our fiscal year ended January 2, 2000 to the named executive officers. Other than a grant of 500 shares to Mr. Simpson, no grants were made under our 1997 stock option plan to any of the named executive officers during our fiscal year ended January 2, 2000. No stock appreciation rights were granted to any named executive officers, and no stock options were exercised by any named executive officers during fiscal 1999. The grants expiring in March 2009 were made with respect to fiscal 1998 while the other grants listed were made with respect to fiscal 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                GRANT DATE
                                                     INDIVIDUAL GRANTS                             VALUE
                               -------------------------------------------------------------   -------------
                                NUMBER OF
                                SECURITIES
                                UNDERLYING      % OF TOTAL
                                 OPTIONS/     OPTIONS GRANTED     EXERCISE OR                   GRANT DATE
                               SARs GRANTED   TO EMPLOYEES IN     BASE PRICE      EXPIRATION   PRESENT VALUE
            NAME                  (#)(1)      FISCAL YEAR(2)     ($ PER SHARE)       DATE         ($)(3)
            ----                  ------      --------------     -------------       ----         ------
Michael Weinstein............     15,000           0.68%           $ 17.75         12/22/09      $122,454
                                  10,000(4)        0.45%           $ 16.875        03/15/09      $ 72,847
Ernest J. Cavallo............      8,000           0.36%           $ 17.75         12/22/09      $ 65,309
                                   7,000(4)        0.32%           $ 16.875        03/15/09      $ 50,993
John L. Belsito..............      7,500           0.34%           $ 17.75         12/22/09      $ 61,227
                                   6,500(4)        0.29%           $ 16.875        03/15/09      $ 47,351
Joseph G. McDonald...........      4,500           0.20%           $ 17.75         12/22/09      $ 36,736
                                   4,500(4)        0.20%           $ 16.875        03/15/09      $ 32,781
Samuel M. Simpson............      6,500           0.29%           $ 17.75         12/22/09      $ 53,063
                                   6,500(4)        0.29%           $ 16.875        03/15/09      $ 47,351
                                     500(5)        10.3%(5)        $311.99         05/17/09      $ 46,720(6)

---------
(1) Except as otherwise noted, all options granted to named executive officers during 1999 were granted under Triarc's 1998 Equity Participation Plan. One third of the options granted will vest on each of the first, second and third anniversaries of the date of grant and they will be exercisable at any time between the date of vesting and the tenth anniversary of the date of the grant.

(2) Except as otherwise noted, the percentages are based on the aggregate number of options granted to employees and directors of Triarc and its subsidiaries in fiscal 1999 to purchase Triarc's class A common stock.

(3) Except as otherwise noted, these values were calculated using a Black-Scholes option pricing model. The actual value, if any, that an executive may realize will depend on the excess, if any, of the stock price over the exercise price on the date the options are exercised, and no assurance exists that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The following assumptions were used to calculate the present value of the option grants with respect to Triarc's common stock:
                                              (footnotes continued on next page)

(footnotes continued from previous page)

        (a) assumed option term of seven years;

        (b) stock price volatility factors of .2895 and .2865 for the March 15, 1999 and December 22, 1999 grants, respectively;

        (c) annual discount rates of 5.34% and 6.57% for the March 15, 1999 and December 22, 1999 grants, respectively; and

        (d) no dividend payment.

    These estimated option values, including the underlying assumptions used in calculating them, constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks, uncertainties and other factors which may cause the actual value of the options to be materially different from those expressed or implied herein.

(4) These options were granted on March 15, 1999 in respect of fiscal 1998.

(5) These options were granted under our 1997 stock option plan. The percentage is based on the aggregate number of options granted under our 1997 stock option plan in 1999.

(6) This value was calculated using a Black-Scholes option pricing model. The actual value, if any, that may be realized will depend on the excess, if any, of the stock price over the exercise price on the date the options are exercised, and no assurance exists that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The following assumptions were used to calculate the present value of this option grant:

        (a) assumed option term of seven years from the original date of grant;

        (b) stock price volatility factor of 0.0001, reflecting the fact that, as a privately held subsidiary, our common stock does not have a public trading market prior to this offering;

        (c) an annual discount rate of 5.66%;

        (d) no dividend payment; and

        (e) 3% discount of Black-Scholes ratio for each year an option remains unvested.

    This estimated option value, including the underlying assumptions used in calculating it, constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 and involves risks, uncertainties and other factors which may cause the actual value of the options to be materially different from those expressed or implied herein.

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

OPTION VALUES AT END OF FISCAL 1999

    The following tables provide information concerning the value, as of January 2, 2000, of unexercised in-the-money options to purchase shares of Triarc's class A common stock and shares of our common stock granted to the named executive officers outstanding at the end of fiscal 1999.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT
                                  SHARES                  OPTIONS AT FISCAL YEAR         FISCAL YEAR-END
                                 ACQUIRED      VALUE            END 1999(#)                1999($)(1)
             NAME               ON EXERCISE   REALIZED   EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
             ----               -----------   --------   -------------------------  -------------------------
Michael Weinstein
    Triarc Options............      -0-         -0-            31,666/38,334              187,246/97,379
    Our Options...............      -0-         -0-             7,000/14,000            1,793,960/3,587,920
Ernest J. Cavallo
    Triarc Options............      -0-         -0-            23,000/25,000              135,051/170,649
    Our Options...............      -0-         -0-             4,250/8,500             1,089,190/2,178,380
John L. Belsito
    Triarc Options............      -0-         -0-                 0/14,000                    0/14,438
    Our Options...............      -0-         -0-             2,125/4,250               451,690/903,380
Joseph G. McDonald
    Triarc Options............      -0-         -0-            10,666/24,334               52,504/91,444
    Our Options...............      -0-         -0-             2,125/4,250               544,595/1,089,190
Samuel M. Simpson
    Triarc Options............      -0-         -0-            12,915/13,000               87,370/13,813
    Our Options...............      -0-         -0-                 0/500                       0/0

---------
(1) On December 31, 1999 (the last trading day during fiscal 1999), the closing price of Triarc's class A common stock on the New York Stock Exchange was $18.375 per share. Prior to the offering, our common stock is not publicly traded. The per share value as of January 2, 2000 is based on a May 17, 1999 valuation of $311.99 per share provided to us by an independent third party, the latest valuation prepared.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Joseph Levato was appointed to the Compensation Committee of the Triarc board of directors in July 1997. Mr. Levato has been a director of Triarc since July 1996 and retired as Executive Vice President and Chief Financial Officer in August 1996. Mr. Levato was Executive Vice President and Chief Financial Officer of Mistic from June 1995 to August 1996. Mr. Levato is not a member of Triarc's performance compensation subcommittee which administers Triarc's 1993 and 1998 stock option plans, and until completion of the offering, our 1997 Stock Option Plan.

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

            RELATIONSHIP WITH TRIARC AND RELATED PARTY TRANSACTIONS

    The following descriptions are only summaries of the material terms of certain agreements and arrangements to which we are or, following the offering, will be a party. We refer you to the more detailed provisions of these agreements which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

    You should be aware that because we are a subsidiary of Triarc, the agreements described below were not the result of arms'-length negotiation. However, in accordance with the provisions of our new credit facility and indenture, any future agreements that we enter into with Triarc, including the initial public offering and separation agreement, the release and indemnification agreement and the registration rights agreement described below, must be on a basis no less favorable to us than we could obtain from a third party and the transactions may require approval by a majority of our disinterested directors.

EXISTING TAX SHARING AGREEMENT

    We and our principal subsidiaries are included in a consolidated federal income tax return with Triarc and combined state tax returns in some states. On February 25, 1999, we entered into a tax sharing agreement with Triarc, Triarc Consumer Products Group and its subsidiaries. The tax sharing agreement will be further amended before the completion of this offering. Under this tax sharing agreement, as amended, for each year for which we or any of our subsidiaries are included in the Triarc return, we will pay, or cause our subsidiaries to pay, to Triarc an amount equal to the federal income tax liability that would have been payable by us for that year, determined generally as if we had filed a separate, consolidated federal income tax return for that year on behalf of ourselves and our subsidiaries. The payment to Triarc is based on current income without regard to any deductions relating to exercise or payment in cancellation of options to purchase Triarc stock.

    Also, under this tax sharing agreement, similar arrangements apply in some states where we or our subsidiaries file on a combined basis with Triarc or any of its other subsidiaries. However, our liability will not be less than any increase in taxes resulting from the inclusion of us or any of our subsidiaries in the combined return.

    In addition, if we cease to be included in a consolidated tax return with Triarc, we may be required to make tax sharing payments on intercompany transactions that have not resulted in income to us.

    During 1999, we made no tax sharing payments to Triarc primarily as a result of tax benefits that were fully utilized by us or transferred to Triarc in 1999. We will continue to have liability to Triarc for any Internal Revenue Service audit adjustments in years covered by the tax sharing agreement.

OLD TAX SHARING AGREEMENT

    Until February 25, 1999, we and our principal subsidiaries were parties to separate tax sharing agreements with Triarc whereby each of us was required to pay amounts relating to taxes based on our taxable income and the taxable income of our eligible subsidiaries on a stand-alone basis. Because of net operating losses in prior periods, including 1997, in excess of pre-tax income for the first nine months of 1998 and/or prior period overpayments, no payments were required for us during 1997. During 1998, we made tax sharing payments to Triarc of $10.5 million. Stewart's made no payment in 1997, but made a $0.9 million tax sharing payment during 1998 for the period that it was a party to a separate tax sharing agreement with Triarc.

    These separate tax sharing agreements continue to apply to determine the payment of amounts relating to taxes for taxable periods ending prior to February 25, 1999.

SUPPLY ARRANGEMENTS

    We purchase some raw materials, flavors and packaging from Triarc at Triarc's purchase cost from unaffiliated third-party suppliers. We purchased raw materials, flavors and packaging from Triarc in the amount of $17.2 million in 1997, $123.0 million in 1998 and $153.9 million in 1999. Following the

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

offering, this arrangement will end and Triarc will assign to us its rights and obligations under the agreements between Triarc and its raw material, flavoring and packaging suppliers.

MANAGEMENT SERVICES AGREEMENT

    Under a management services agreement with Triarc, we receive from Triarc management services, including legal, accounting, tax, insurance, financial and other management services. The management fee payable to Triarc is an aggregate of $6.7 million per year beginning in 1999, which may be increased but not decreased, based on changes in an appropriate consumer price index. Accordingly, the aggregate fee was increased to approximately $6.9 million for 2000. We are also required to reimburse Triarc for costs and expenses incurred by Triarc in connection with supply arrangements that Triarc has entered into relating to items used in connection with our business, as described above. We also reimburse Triarc for costs and expenses incurred by Triarc relating to:

         insurance maintained by Triarc, including medical, general liability and directors and officers liability insurance,

         the management or operation of employee benefit plans, and the acquisition from third parties of goods and services and the use of equipment purchased, arranged for or provided by Triarc, to the extent that any of the above are for the benefit of, or used by, us or any of our subsidiaries.

    In 1999, we and our subsidiaries recorded approximately $5.7 million in fees to Triarc under the management services agreement and approximately $1.0 million in fees to Triarc under a management services agreement that was in effect from January 1, 1999 to February 25, 1999. We and our subsidiaries recorded approximately $5.6 million of fees in 1997 and $6.7 million in 1998 under our previous management services agreement.

INITIAL PUBLIC OFFERING AND SEPARATION AGREEMENT

GENERAL

    It is Triarc's current intention, following the completion of the offering, to effect a tax-free separation of its remaining interest in our company. Triarc's board of directors has authorized Triarc's officers to pursue a separation following the completion of the offering, conditioned on, among other things, market conditions, the consent of the holders of Triarc's outstanding debentures or the redemption of the debentures, to be financed on terms satisfactory to Triarc, and receipt of a favorable ruling from the Internal Revenue Service or other assurance acceptable to Triarc that a separation will be tax-free to Triarc and its stockholders. As a consequence, prior to the completion of this offering, we will enter into an initial public offering and separation agreement with Triarc, which will govern our respective rights and duties and will set forth certain covenants with respect to some offerings of our securities, including the offering, and any future separation from Triarc. However, Triarc is not obligated to complete a separation, and will, in its sole discretion, determine when and if it will occur, its structure and all of its terms. Therefore, we cannot assure you as to whether or not or when a separation will occur or as to the terms of the separation. Please refer to the section of this prospectus entitled 'Risk Factors -- Risk Factors Relating to Our Relationship With Triarc -- Our ability to raise capital may be adversely affected if Triarc does not complete the divestiture of our company' and 'Separation from Triarc.'

OFFERINGS OF OUR SECURITIES

    Subject to the limits of applicable laws, regulations and agreements, including the limits contained in our debt agreements, we will agree to consult with and cooperate with Triarc in all respects in connection with any primary offerings of our common stock or other securities and shall at Triarc's direction, promptly take any and all actions necessary or desirable to consummate or terminate such transactions. This provision will terminate upon the earlier to occur of (1) the date when Triarc or its subsidiaries own less than 50% of the common equity of our company, (2) the date that the separation is completed, (3) twelve months after Triarc's debentures have been repaid in full or covenants therein

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

have been modified to permit the separation, (4) November 9, 2003, or (5) the date when Triarc terminates the initial public offering and separation agreement.

COMPETITION BY TRIARC

    Triarc will agree that it will have a duty to refrain from engaging in the same or similar business activities or lines of business as we are currently engaged in. This provision will expire on the earliest of the date that the separation is completed or the date that Triarc ceases to beneficially own at least 50% of our outstanding common stock and no person who is a director or officer of ours is also a director or officer of Triarc. We will have similar obligations with respect to Triarc's current businesses.

CORPORATE OPPORTUNITIES

    Triarc will agree that if it acquires knowledge of a corporate opportunity that is a part of our current business, Triarc, and its officers and directors, shall be required to offer that corporate opportunity to us before pursuing or acquiring that opportunity for itself or directing that opportunity to another person. We will have similar obligations with respect to Triarc's current businesses. This provision will expire on the earliest of the date that the separation is completed or the date that Triarc ceases to beneficially own at least 50% of our outstanding common stock and no person who is a director or officer of ours is also a director or officer of Triarc.

EXPENSES

    In general, we and Triarc will pay our respective costs and expenses incurred in connection with any primary offering of our securities prior to a separation or other similar transaction, including the offering.

         Expenses Relating to Primary Offerings of Our Securities. We will generally agree to pay all costs and expenses relating to any primary offerings of our common stock and our other securities prior to any future separation or other similar transaction, including the offering. In particular, we will pay the underwriting discounts and commissions.

         Expenses Relating to any Future Separation. Triarc will agree to pay all costs and expenses relating to the separation or any related transaction.

ACCESS TO INFORMATION

    Upon written request, subject to specified conditions and for a specified period of time, we and Triarc, will agree to:

         refrain from disclosing confidential information concerning each other, unless legally required to do so;

         provide each other with reasonable access to information relating to the assets, business and operations of the requesting party;

         keep our books and records for a specified period of time; and

         cooperate with the other party to allow access to each others' employees, to the extent they are necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other relating to the conduct of our business prior to completion of a separation or similar transaction.

COVENANTS

    We will agree that, for so long as Triarc is required to consolidate our results of operations and financial position, we will:

         provide Triarc with financial information regarding our company and our subsidiaries;

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

         provide Triarc copies of all quarterly and annual financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to such filings, as well as final copies upon filing, and to consult actively with Triarc with respect to any changes made to these reports;

         provide Triarc with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections and additional financial information and data Triarc may reasonably request;

         provide Triarc with copies of our press releases or any other statements made to our employees, to our subsidiaries or to the public, before issuance;

         consult with Triarc regarding the timing and content of earnings releases and cooperate fully and cause our accountants to cooperate fully with Triarc in connection with any of its public filings;

         not change our auditors without Triarc's prior written consent, and use our reasonable best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion the same date that they date their opinion on Triarc's financial statements;

         provide to Triarc and its auditors all information required for Triarc to meet its schedule for the filing and distribution of its financial statements;

         make our books and records available to Triarc and its auditors, so that they may conduct reasonable audits relating to our financial statements;

         adhere to specified accounting standards;

         notify Triarc of changes in our accounting estimates and principles and keep them consistent with Triarc's; and

         maintain the same fiscal year as Triarc.

OTHER COVENANTS

    The initial public offering and separation agreement will also provide that for so long as Triarc beneficially owns 50% or more of our outstanding shares of common stock, we may not take any action or enter into any commitment or agreement that may reasonably be anticipated to contravene or result in, with or without notice and with or without lapse of time, an event of default by Triarc of:

         any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code, or the Employee Retirement Income Security Act of 1974, as amended;

         any provision of Triarc's certificate of incorporation or by-laws;

         any agreement relating to borrowed money or other material instrument binding upon Triarc of which we have been advised in writing and provided a copy; or

         any judgment, order or decree of any governmental body, agency or court having jurisdiction over Triarc or any to its assets of which we have been advised in writing and provided a copy.

TAX MATTERS

    We will agree to take all actions requested by Triarc, including internal liquidations and mergers, and including any other restructuring that Triarc reasonably requests and making any representations and covenants requested by Triarc, in connection with any ruling requests submitted by Triarc to the Internal Revenue Service, including ruling requests unrelated to any separation of our company from Triarc.

    We will agree that, in the event that our stock is distributed to any, or all, of Triarc's shareholders or security holders in a transaction intended to qualify under Section 355 of the Internal Revenue Code, we will not take or fail to take, or permit any subsidiary or any other member of our consolidated group to take, or fail to take, any action if such act or failure to act would be inconsistent with any ruling obtained in connection with any such transaction or with any representation, covenant or information

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

included in any submission to the Internal Revenue Service in connection with any such ruling. We will agree that, at all times prior to any separation of our company from Triarc, and during the two years following any such separation, we will not, and we will not permit any of our subsidiaries, to:

         sell, exchange, distribute or otherwise transfer all or a substantial portion of our, or, if applicable, our subsidiary's, assets, stock or equity interests,

         enter into any merger or liquidation transaction,

         discontinue or otherwise fail to maintain the active trade or business relied upon in connection with any Internal Revenue Service ruling for any such separation,

         purchase any of our outstanding stock, unless pursuant to the exercise of the right granted to Triarc as described in 'Initial Public
         Offering and Separation Agreement -- Options', in a manner contrary to the requirements of Internal Revenue Service Revenue Procedure 96-30 or in a manner contrary to the representations made in connection with any Internal Revenue Service ruling or any submission given in connection with such ruling, issue any stock or equity interests, except pursuant to the exercise of employee stock options,

         enter into any agreement for the sale or other disposition of our stock or equity interests, other than employee stock option agreements,

         amend our, or, if applicable, any of our subsidiary's, certificate of incorporation to create a new class of stock or to change the relative voting power of any existing class of stock if any new class of stock has been created, including through the conversion of one class of stock into another class of stock, or take any action inconsistent with the information, representations or covenants included in any Internal Revenue Service ruling, or submissions given in connection with such ruling, or that would result in any such separation being taxable in whole or in part to Triarc or Triarc's shareholders.

    However, the initial public offering and separation agreement will provide that we or any of our subsidiaries may take actions inconsistent with the agreements set forth in the preceding paragraph if we obtain the consent of Triarc, with consent to be determined by Triarc in its sole discretion, which discretion shall be exercised in good faith to preserve the tax-free status of any separation. If we do not obtain Triarc's consent, we may nonetheless take any such inconsistent action if Triarc obtains a supplemental ruling from the Internal Revenue Service or we, in conjunction with Triarc, obtain, from mutually acceptable counsel, an unqualified opinion that is reasonably acceptable to Triarc to the effect that such inconsistent actions will not result in any separation of our company from Triarc being taxable to Triarc or Triarc's shareholders. We will also agree to indemnify Triarc in the event any such inconsistent actions result in tax liability to Triarc.

    We have also agreed to indemnify Triarc, and each member of Triarc's consolidated group, for any taxes resulting from any separation of our company from Triarc, or of any Triarc subsidiary from Triarc, to the extent such taxes result from:

         any event or transaction after such separation that involves our, or any of our subsidiaries', stock, assets or business, whether or not such event or transaction is the result of our, or such subsidiary's, direct actions and whether or not such event or transaction is within our control or such subsidiary's control, our company's, or our subsidiaries', act or failure to act after any such separation,

         the breach of any representation, covenant or information regarding our company or our subsidiaries included in any Internal Revenue Service ruling obtained in connection with such separation, or included in any document submitted in connection with such ruling, or the breach of any covenant of the initial public offering and separation agreement, regardless of whether Triarc has consented or obtained a supplemental ruling or opinion as described in the preceding paragraph.

    Triarc has agreed to indemnify us and our subsidiaries for any tax liabilities that are imposed as a result of our inclusion in Triarc's consolidated or controlled group for tax purposes to the extent such

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

liability is attributable to any event or transaction involving Triarc or any of its subsidiaries, other than us or our subsidiaries and other than matters for which we have agreed to indemnify Triarc.

    We will agree that Triarc will be entitled to the tax benefits of a tax deduction in the event (1) stock options to purchase stock of Triarc held by Triarc employees, or persons whom both we and Triarc employ, are exercised after any separation of our company from Triarc or (2) stock options to purchase our stock that were issued as a result of conversion of Triarc options and that resulted in a charge to the earnings of Triarc at the time of such conversion for financial reporting purposes are exercised at any time.

    We will agree that any payments we make pursuant to the initial public offering and separation agreement will bear interest at a rate two hundred basis points above the average interest rate on our senior bank debt if such payments are not made at the time provided for in the initial public offering and separation agreement. Further, we will agree that any such payments will be increased to account for any tax that Triarc has been held liable for as a result of such payment, increased further to take into account any increase in Triarc's taxable income caused by any such payment.

    We will agree, at our own expense, to retain records, documents, and other information necessary to prepare all consolidated income tax returns we have filed with Triarc, to assist and cooperate with Triarc, and take all actions requested by Triarc, with respect to all such Tax Returns, to give reasonable access to such records, and to our personnel, to Triarc, and to abide by any record retention agreement between Triarc and the Internal Revenue Service or any other taxing authority.

OPTIONS

    We will grant to Triarc a continuing option, assignable to any of Triarc's subsidiaries, to purchase additional shares of our common stock. The purchase price of our shares of common stock purchased upon any exercise of the option will be based on the market price of the common stock. We will also agree to grant Triarc a right to cause us to repurchase our stock in the event we issue stock pursuant to the exercise of stock options or in connection with acquisitions where we issue our stock as consideration, subject to any restrictions contained in our debt agreements. This option and right may be exercised only to the extent necessary to maintain Triarc's then-existing percentage of equity value and voting power.

     The option and right referred to above will terminate upon the earlier to occur of (1) the date when Triarc or its subsidiaries own less than 50.1% of the equity of our company, (2) the date that the separation is completed,
(3) twelve months after Triarc's debentures have been repaid in full or covenants therein have been modified to permit the separation, (4) November 9, 2003, or (5) the date when Triarc terminates the initial public offering and separation agreement.

INDEMNIFICATION PROCEDURES

    The initial public offering and separation agreement will set forth the procedures that Triarc and we are to undertake if either of us demanded to be indemnified by the other under any indemnification right given in any of the agreements between Triarc and us relating to the offering or the separation, other than the existing and old tax sharing agreements referred to above.

RELEASE AND INDEMNIFICATION AGREEMENT

    We, our subsidiaries, RC/Arby's and its subsidiaries that conduct the Arby's restaurant franchising business and Triarc will enter into a release and indemnification agreement under which we and our subsidiaries will agree to jointly and severally indemnify RC/Arby's, its restaurant franchising subsidiaries and Triarc and their respective officers, directors, employees, agents, heirs, executors, successors and assigns from and against all losses claims, damages and liabilities, including, without limitation, any tax, except for tax matters covered by the tax sharing agreement, as amended, ERISA or environmental losses related to the action or operations of our company and our subsidiaries, including Royal Crown Company, Inc. and each of its subsidiaries.

    Triarc, RC/Arby's and its restaurant franchising subsidiaries will jointly and severally indemnify us and our subsidiaries and the respective officers, directors, employees, agents, heirs, executors, successors and assigns of our company and our subsidiaries from and against all losses, claims, damages and liabilities, including, without limitation, any tax, except for tax matters covered by the old and existing tax sharing agreements, ERISA or environmental losses related to the actions or operations of Triarc,

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RC/Arby's and its restaurant franchising subsidiaries, other than any losses related to the actions or operations of Royal Crown Company, Inc. and each of its subsidiaries.

    We and our subsidiaries will agree to release Triarc, RC/Arby's and its restaurant franchising subsidiaries from any responsibilities arising out of the actions or operations of our company, our subsidiaries, Triarc, RC/Arby's and its restaurant franchising subsidiaries, including any actions resulting from gross negligence. Reciprocally, Triarc, RC/Arby's and its restaurant franchising subsidiaries will agree to release us and our subsidiaries from any responsibilities arising out of the actions or operations of Triarc, RC/Arby's, its restaurant franchising subsidiaries, our company and our subsidiaries, including any actions resulting from gross negligence.

REGISTRATION RIGHTS AGREEMENT

    We will enter into a registration rights agreement with Triarc and RC/Arby's which requires us, upon request of Triarc or RC/Arby's, to use our reasonable best efforts to register under the applicable federal and state securities laws any of the shares of our equity securities owned by Triarc or RC/Arby's for sale in accordance with their intended method of disposition, and to take such other actions as may be necessary to permit the sale of securities in other jurisdictions, subject to specified limitations. These demand rights will be exercisable upon Triarc's decision to abandon the separation or its determination that such exercise will not be prejudicial to the completion of a future separation. Triarc and RC/Arby's will have the right to make such a request four times. Triarc and RC/Arby's will also have the right to include the shares of our equity securities they beneficially own in other registrations of these equity securities we initiate. The registration rights agreement provides that we will pay all registration expenses, including all of Triarc's out-of-pocket costs and expenses relating to each such registration that they request or in which they participate, other than underwriting discounts and commissions. Subject to specified limitations, the registration rights will be assignable by Triarc, RC/Arby's and their assigns. The registration rights agreement will contain customary indemnification and contribution provisions.

ISSUANCE OF PREFERRED STOCK

    On May 22, 1997, we issued 75,000 shares of redeemable cumulative convertible preferred stock to Triarc for $75,000,000. Following a reverse stock split, there are currently 750 shares issued and outstanding. The preferred stock bears a cumulative annual dividend of 10% per annum that, if declared, is payable in cash or in kind at our option. Each share is convertible into one share of our common stock. The preferred stock must be redeemed on May 22, 2009 at $100,000 per share plus accrued and unpaid dividends. No cash dividends were paid in 1997, 1998 or 1999, although we recorded cumulative dividends of $4.6 million in 1997, $8.0 million in 1998 and $1.2 million in 1999. Triarc contributed the preferred stock to Triarc Consumer Products Group in connection with the offering of the senior subordinated notes. The preferred stock, including dividend arrearages, will be contributed for no consideration to Snapple Beverage Group as part of the restructuring prior to the closing of the offering. See 'The Restructuring.'

NOTE PURCHASES BY MESSRS. PELTZ AND MAY

    On February 25, 1999, Messrs. Peltz and May purchased an aggregate $20.0 million of our senior subordinated notes and entered into a registration rights agreement with us, that provided for customary demand and piggy-back registration rights. We have been advised by Messrs. Peltz and May that they no longer hold any of these senior subordinated notes.

OTHER TRANSACTIONS

    We paid $32,000 in 1997 to Triarc for the use of aircraft that Triarc leased from Triangle Aircraft Services Corporation, an affiliate of Messrs. Peltz and May. We believe that this payment was on terms no less favorable to us than if it was between unrelated parties.

ROYAL CROWN SUBLEASE FROM RC/ARBY'S

    Royal Crown has subleased office space from RC/Arby's since 1993. Royal Crown paid RC/Arby's $192,477 in rental expenses in 1997, $54,327 in 1998 and $65,247 in 1999. We believe that the lease was on terms no less favorable than would have been obtained from an unrelated party.

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                             PRINCIPAL STOCKHOLDERS

    The following table presents the beneficial ownership of our common stock as of May 31, 2000, by:

        (1) each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock,

        (2) each of our directors,

        (3) each of our named executive officers, and

        (4) all of our directors and executive officers as a group.

Except as otherwise indicated, each person has sole voting and dispositive power with respect to his, her or its shares.

                                                                             PERCENT OF TOTAL
                                                                               VOTING POWER
                                                                        --------------------------
                                                                         BEFORE            AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                     SHARES         OFFERING         OFFERING
------------------------------------                     ------         --------         --------
Triarc Companies, Inc.
RC/Arby's Corporation
  280 Park Avenue
  New York, NY 10017...................................  850,000(1)       99.9%
Nelson Peltz...........................................  867,333(1)       99.9%
Peter W. May...........................................  858,666(1)       99.9%
Michael Weinstein......................................   14,000           1.6%
Ernest J. Cavallo......................................    8,500           1.0%
John L. Belsito........................................    4,250           *
Joseph G. McDonald.....................................    4,250           *
Samuel M. Simpson......................................      167           *
Directors and Executive Officers as group (17
  persons).............................................  921,816          99.9%

---------
 *  Less than 1%.

(1) Includes 850,000 shares of our common stock that will be owned by RC/Arby's after the completion of the restructuring and this offering. As the indirect beneficial owner of RC/Arby's, Triarc may be deemed to share voting and investment power of these shares. As the direct beneficial owners of 34.7% and 33.3%, respectively, of Triarc's class A common stock, Messrs. Peltz and May may also be deemed to share voting and investment power of these shares. Triarc and Messrs. Peltz and May disclaim beneficial ownership of these shares.
                              -------------------
    The above beneficial ownership table includes options to purchase shares of our common stock which have vested or will vest within 60 days of May 31, 2000 as follows:

                                                             NUMBER OF SHARES
NAME OF BENEFICIAL OWNER                                  REPRESENTED BY OPTIONS
------------------------                                  ----------------------
Nelson Peltz............................................      17,333 shares
Peter W. May............................................       8,666 shares
Michael Weinstein.......................................      14,000 shares
Ernest J. Cavallo.......................................       8,500 shares
John L. Belsito.........................................       4,250 shares
Joseph G. McDonald......................................       4,250 shares
Samuel M. Simpson.......................................         167 shares
Directors and Executive Officers as a group (17
  persons)..............................................      71,816 shares

                          DESCRIPTION OF CAPITAL STOCK

    The following description is only a summary of the material provisions of our amended and restated certification of incorporation and bylaws that will be in effect upon the closing of the offering. We refer you to the more detailed provisions of (1) the forms of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part and (2) applicable law.

GENERAL

    Our authorized capital stock will consist of      shares of capital stock,
of which:

              shares of common stock, par value $.10 per share; and

              shares of preferred stock, of which no shares of preferred stock are outstanding as of the date hereof.

    Of the      shares of common stock,      shares are being offered in the
offering, assuming that the underwriters do not exercise their over-allotment option.

COMMON STOCK

VOTING RIGHTS

    Our certificate of incorporation will provide that holders of common stock are entitled to one vote per share held of record on each matter presented to our stockholders on which the holders of common stock are entitled to vote. The holders of common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of common stock present in person or represented by proxy.

DIVIDENDS

    Subject to the right of any preferred stock which may be outstanding, each holder of common stock on the applicable record date will be entitled to receive dividends if, as and when declared by our board of directors. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/ or the preceding year. No dividend may be declared, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate of capital represented by any issued and outstanding stock having a preference on the distribution of the assets. Please refer to the section of this prospectus entitled 'Dividend Policy.'

OTHER RIGHTS

    In the event of a liquidation, dissolution or winding-up of our company, all holders of common stock will be entitled to share ratably in any assets available for distribution to holders of shares of common stock, subject to any rights of the holders of preferred stock that may be issued subsequent to the offering.

    The outstanding shares of our common stock are, and the shares of common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

    No shares of common stock will be subject to conversion, redemption or sinking fund, or have any preemptive rights or other rights to purchase additional shares of common stock.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock will be American Stock Transfer & Trust, Inc.

PREFERRED STOCK

    Our certificate of incorporation will authorize the issuance of shares of 'blank check' preferred stock, which will have the designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors will be empowered, without stockholder approval, to issue preferred stock with dividend, whether cumulative or not, liquidation, conversion, redemption, sinking fund, voting or other rights which may adversely affect the voting power, preference or other rights of the holders of common stock.

    On May 22, 1997 and August 20, 1997, pursuant to the 'blank check' authority vested in our board of directors by our certificate of incorporation, our board of directors adopted resolutions creating the 10% Cumulative Convertible Preferred Stock, consisting of up to 300,000 shares, which number may be decreased, but not increased, by our board of directors without a vote of the stockholders. The 10% Cumulative Convertible Preferred Stock will be canceled as part of the restructuring prior to the closing of the offering.

    If our board of directors authorizes additional preferred stock to be issued with conversion rights, the number of shares of common stock outstanding could potentially be increased up to the authorized amount. The issuance of additional preferred stock could further decrease the amount of earnings and assets available for distribution to holders of common stock. Any issuance could also have the effect of delaying, deterring or preventing a change in control of us and may adversely affect the rights of holders of common stock.

EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, except as may otherwise be required under the rules of the New York Stock Exchange or Delaware law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of our management.

DELAWARE ANTI-TAKEOVER LAW PROVISIONS

    We are subject to section 203 of the Delaware General Corporate Law. In general, section 203 prevents an interested stockholder, which generally includes a person owning 15% or more of a corporation's outstanding voting stock and its affiliates and associates, from engaging in a business combination, which includes a merger or sale of more than 10% of a corporation's assets, with a Delaware corporation for three years following the time that person became an interested stockholder unless:

         the board of directors approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder,

         after the transaction that resulted in the interested stockholder becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are officers and directors of the corporation and shares held by some employee stock ownership plans, following the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of outstanding voting stock not owned by the interested stockholder.

    The restrictions of Section 203 will not apply to Triarc or its affiliates and associates because Triarc and its affiliates and associates became our 'interested stockholder' at a time when we did not have a class of voting stock listed on a national securities exchange, authorized for quotation on The Nasdaq Stock Market or held of record by more than 2,000 stockholders.

SELECTED CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

PROVISIONS RELATING TO CONFLICTS OF INTEREST WITH TRIARC

    Conflicts of interest may arise between us and Triarc. These potential conflicts include the nature and quality of services rendered by Triarc and its affiliates to us, issuances of common stock, tax consolidation issues, employee benefit matters, indemnity arrangements, sales or distributions by Triarc of its ownership interest in us or Triarc's ability to control our management and affairs.

    Persons serving as directors of both us and Triarc may have conflicting duties. Two of our directors also serve as directors of Triarc. Ownership interests of our directors in Triarc's common stock could also create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for us and Triarc.

    Our certificate of incorporation will provide that no contract, agreement, arrangement or transaction, or any amendment, modification or termination of any contract, agreement, arrangement or transaction, between us and Triarc or any related entity, or between us and any director, officer or employee of ours, Triarc or any related entity, shall be void or voidable solely because the contract, agreement, arrangement or transaction is between related parties or solely because those directors or officers were involved in the decision to approve the contract, agreement, arrangement or transaction. These third parties will not be presumed liable for breach of fiduciary duty, duty of loyalty or similar duties. Actions taken by our directors will not constitute an action by Triarc or other related entities of which that person is an officer or director.

    This provision may also have the effect of limiting the liability of Triarc and its subsidiaries for breaches of their fiduciary duties relating to actions that may be taken or not taken in good faith under the intercompany agreements. Please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions.'

PROVISIONS WITH ANTI-TAKEOVER EFFECTS

    The provisions to be included in our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent an attempt to obtain control of us by means of a proxy contest, tender offer, merger or other transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    Special Meeting of Stockholders. Our certificate of incorporation will provide that special meetings of our stockholders may be called only by our board of directors, the Chairman or Vice Chairman of our board of directors or our Chief Executive Officer. This provision will make it more difficult for stockholders to take actions opposed by our board of directors.

    Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice regarding business to be brought before an annual meeting of shareholders, other than the nomination of directors, must be delivered to or mailed and received at our principal executive offices not less than 45 days nor more than 60 days prior to the meeting. In the event that less than 55 days' notice of the date of the annual meeting is given to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was first made. Our bylaws will also specify requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

                          DESCRIPTION OF INDEBTEDNESS

    The following are summaries of material provisions of our proposed new credit facility and our senior subordinated notes. These summaries are not complete and are qualified in their entity by the credit agreement and the indenture, copies of which we have previously filed with the Securities and Exchange Commission. In this section, 'we' and 'us' refer to Snapple Beverage Group, Inc. and not to any of its subsidiaries.

NEW CREDIT FACILITY

    We have entered into a commitment letter with DLJ Capital Funding, Inc., pursuant to which Snapple, Mistic, Stewart's and Royal Crown are expected to enter into a credit facility. The credit facility will allow each of Snapple, Mistic, Stewart's and Royal Crown to borrow, on a joint and several basis, up to $245.0 million. Each of Snapple, Mistic, Stewart's and Royal Crown is referred to as a borrower, and collectively as the borrowers. DLJ Capital Funding, Inc. is expected to serve as the syndication agent for the lenders.

    Structure. The credit facility is expected to consist of:

         a revolving credit facility in the amount of $50.0 million, $25.0 million of which is available for letters of credit,

         a term A loan in the original principal amount of $80.0 million, and a term B loan in the original principal amount of $115.0 million.

The amount of the term B loan commitment is subject to reduction based on a formula relating to the actual amount of net proceeds that we receive from the offering and the actual amount of loans outstanding under our existing credit facility two business days prior to the closing date.

    Security, Guaranty. We and all of our domestic subsidiaries that are not borrowers are expected to guarantee the borrowers' obligations under the new credit facility. In addition, the obligations of the borrowers under the new credit facility and of the guarantors under the guarantees are expected to be secured by substantially all of our assets, each borrower's assets and each guarantor's assets, including:

         a pledge of the capital stock of all of the borrowers' present and future direct and indirect domestic subsidiaries and 65% of the capital stock of their first tier foreign subsidiaries, other than certain immaterial subsidiaries, a security interest in all of the borrowers' property and assets and all of the property and assets of their present and future direct and indirect domestic subsidiaries, including accounts receivables, inventory, equipment, general intangibles and real property, and a security interest in all intercompany indebtedness in favor of the borrowers and their direct or indirect domestic subsidiaries.

    Availability. The borrowers may not reborrow amounts repaid or prepaid under the term loans. The borrowers may borrow under the revolving credit facility at any time before its final maturity. However, the maximum principal amount of outstanding borrowings under the revolving credit facility may not exceed the lesser of (1) $50 million and (2) a borrowing base comprised of a percentage of the value of all eligible inventory and a percentage of the value of all eligible accounts receivable of the borrowers and their domestic subsidiaries that are not borrowers.

    Amortization. The borrowers will be required to repay the principal amount that they borrow as follows:

         the revolving credit facility will be a five-year facility that must be repaid in full upon its final maturity,

         the term A loan will have to be repaid over a five-year period in equal quarterly installments aggregating 20% per year, and the term B loan will have to be repaid over a seven-year period in quarterly principal payments of 1.0% per year for the first five years, with the remaining balance payable in equal quarterly installments during the sixth and seventh years.

    Interest. The outstanding loans are expected to bear interest at an applicable margin plus, at the Borrowers' option, the administrative agent's base rate or a London inter-bank offered rate ('LIBOR'). The applicable margins are expected to be initially as follows:

                                                  BASE RATE LOANS   LIBOR LOANS
                                                  ---------------   -----------
Revolving credit facility.......................       1.25%           2.25%
Term A loan.....................................       1.25%           2.25%
Term B loan.....................................       1.75%           2.75%

    Beginning six months after the closing date of the new credit facility, the applicable margins for the revolving credit facility and the term A loan may be reduced if the borrowers meet performance criteria based on a leverage ratio.

    If the borrowers do not make required payments of principal or other monetary obligations when due, they will be required to pay interest on the outstanding principal amount of the monetary obligation at a default rate equal to 2.0% above the otherwise applicable base rate.

    Optional Prepayments. The borrowers are expected to be able to prepay loans under the revolving credit facility and reduce the amounts available to them under the revolving credit facility at any time, and are expected to be able to prepay term loans at any time, in each case, without premium or penalty. The optional prepayment of the term loans will be applied pro rata among the outstanding term loans and ratably in accordance with the remaining amortization payments.

    Mandatory Prepayments. Generally, although with some exceptions, the borrowers must prepay the term loans and, after the term loans have been repaid, prepay the revolving credit facility and, with exceptions, reduce the commitments under the credit facility, in an amount equal to:

         100% of the net after-tax cash proceeds of dispositions of assets, insurance recoveries and condemnation events, subject to reinvestment baskets, of Snapple Beverage Group, each of the borrowers and their subsidiaries,

         100% of net after-tax cash proceeds received from debt issuances by Snapple Beverage Group, each of the borrowers and their subsidiaries,

         50% of the net after-tax cash proceeds of equity issuances by Snapple Beverage Group, each of the borrowers and their subsidiaries, plus

         50% of the excess cash until the aggregate amount of the term loans outstanding is equal to or less than $100 million.

    However, lenders having term B loans will have the right to decline to have such loans prepaid, in which case, the amounts that would have been applied to a prepayment of such Lender's term B loan will be applied to any term A loan.

    Fees. The borrowers will be required to pay the following fees under the new credit facility:

         an annual commitment fee of 0.50% of the daily average unused portion of the unborrowed portion of the revolving credit facility; beginning six months after the closing of the credit facility, the annual commitment fee may be reduced if the borrowers meet performance criteria based on a leverage ratio, an annual fronting fee of 0.25% of the stated amount of letters of credit to the lender that issues any letters of credit,

         a letter of credit fee on the daily average undrawn amount of outstanding letters of credit equal to the applicable margin on LIBOR loans under the revolving credit facility,

         annual administration fees, and

         arrangement and other similar fees.

    Covenants. The new credit facility is expected to contain covenants that require Snapple Beverage Group and its subsidiaries to comply with financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth test.

    The new credit facility is also expected to contain financial and operational covenants and other restrictions that, among other things, with customary exceptions and baskets described in the credit facility, restrict Snapple Beverage Group's ability and the ability of its subsidiaries to:

         dispose of assets,

         engage in mergers or make acquisitions,

         make capital expenditures,

         pay dividends and prepay other indebtedness,

         incur additional indebtedness and guarantee obligations,

         make investments and loans,

         create liens on assets,

         engage in transactions with affiliates, and

         amend other debt instruments and make material changes to organizational and other specified material documents.

    In addition, the business activities of the borrowers are expected to be subject to certain limitations.

    Events of Default. The new credit facility is expected to contain the following customary events of default:

         payment defaults,

         breach of representations and warranties,

         breach of performance of covenants,

         defaults under other contracts,

         specified events of bankruptcy,

         ERISA defaults,

         the invalidity of any collateral or guarantees, and

         change of ownership or control.

SENIOR SUBORDINATED NOTES

    On February 25, 1999, we and Triarc Consumer Products Group issued $300 million aggregate principal amount of 10 1/4% senior subordinated notes due 2009. As a result of the merger of Triarc Consumer Products Group into us as part of the restructuring to occur prior to the completion of this offering, we will assume all the obligations of Triarc Consumer Products Group under the senior subordinated notes and the indenture under which the senior subordinated notes were issued. The senior subordinated notes will remain outstanding following the offering. The following is a description of the principal terms of the senior subordinated notes.

    Maturity Date. February 15, 2009.

    Interest. The senior subordinated notes bear interest at the rate of 10 1/4% per annum, payable in cash on February 15 and August 15 of each year. Interest payments began on August 15, 1999.

    Sinking Fund. None.

    Optional Redemption. We may redeem any of the senior subordinated notes beginning on February 15, 2004. The initial redemption price is 105.125% of their principal amount, plus accrued interest. The redemption price will decline each year after 2004 and will be 100% of their principal amount, plus accrued interest, beginning on February 15, 2007.

    In addition, before February 15, 2002, we may redeem up to 35% of the aggregate principal amount of the senior subordinated notes issued at a redemption price equal to 110.25% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, through the date of redemption, if:

         we use the proceeds of any public offerings of common stock by us or Triarc, to the extent the proceeds are contributed to us, or any successors of ours, and at least 65% of the aggregate principal amount of the senior subordinated notes originally issued remains outstanding immediately after giving effect to the redemption.

    Change of Control. Upon a change of control, holders of senior subordinated notes have the right to require us to repurchase all of their senior subordinated notes at a repurchase price equal to 101% of the principal amount of the senior subordinated notes plus accrued interest, if any, to the date of the repurchase.

    Ranking. The senior subordinated notes rank junior to:

         all of our senior indebtedness,

         all of our secured indebtedness, and

         all liabilities of our subsidiaries that do not guarantee the exchange notes.

    Guarantees. The senior subordinated notes are currently guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries. After the restructuring, the senior subordinated notes will be guaranteed on a senior subordinated basis only by all of our existing domestic subsidiaries at that time, which will not include our existing restaurant franchising subsidiaries. The guarantees will rank junior to all senior indebtedness and secured indebtedness of the guarantors.

    Restrictive Covenants. The terms of the senior subordinated notes restrict our ability and the ability of some of our subsidiaries to:

         incur additional indebtedness,

         create liens,

         engage in sale-leaseback transactions,

         pay dividends or make distributions in respect of capital stock,

         purchase or redeem capital stock,

         make investments or restricted payments,

         sell assets,

         issue or sell stock of subsidiaries,

         enter into transactions with stockholders or affiliates, or effect a consolidation or merger.

    These limitations are subject to a variety of exceptions and qualifications.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

    The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a holder that, for U.S. federal income tax purposes, is not a 'United States person' (a 'non-United States holder'). For the purposes of this discussion, a 'United States person' is a person or entity that, for U.S. federal income tax purposes, is:

        (1) a citizen or resident of the United States,

        (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,

        (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

        (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

    This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, and administrative interpretations, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-United States holders based on their particular circumstances, and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

    Dividends paid to a non-United States holder of common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless:

        (1) the dividend is effectively connected with a non-United States holder's conduct of a trade or business within the United States, or

        (2) an income tax treaty applies and the dividend is attributable to a United States permanent establishment of the non-United States holder, and the holder provides the payor with proper documentation.

    In order to claim the benefit of an applicable tax treaty rate, a non-United States holder may have to file with us or our dividend paying agent an exemption or reduced treaty rate certificate or letter as required by the terms of the treaty. Under United States Treasury regulations currently in effect, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate specified by an income tax treaty, we ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of that country unless we know that such presumption is not warranted. However, under United States Treasury regulations applicable to dividends paid after December 31, 2000, a non-United States holder seeking a reduced rate of withholding under an income tax treaty would generally be required to provide to us a valid Internal Revenue Service Form W-8 certifying that he, she or it is entitled to benefits under an income tax treaty. These regulations also provide special rules for determining whether, for purposes of assessing the applicability of an income tax treaty, dividends paid to a non-United States holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity. A non-United States holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

    A non-United States holder will generally be subject to regular U.S. federal income tax in the same manner as if the non-United States holder were a United States person for dividends that:

        (1) are effectively connected with that holder's conduct of a trade or business within the United States, or

        (2) if an income tax treaty applies, are attributable to a United States permanent establishment of that holder.

A non-United States corporation receiving effectively connected dividends also may be subject to an additional tax, known as the branch profits tax. This tax will be imposed at a rate of 30%, unless a lower rate is specified by an applicable treaty, on the non-United States corporation's 'effectively connected earnings and profits,' as adjusted.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-United States holder generally will not be subject to U.S. federal income tax on gain realized from the sale or other disposition of common stock unless:

        (1) the gain is effectively connected with a trade or business of that non-United States holder in the United States,

        (2) the holder is a non-resident alien individual, held the common stock as a capital asset, was present in the United States for 183 or more days in the taxable year of the disposition and either (a) had a 'tax home,' for the purposes of U.S. federal income tax, in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained by that individual in the United States,

        (3) the holder is subject to tax under the provisions of U.S. tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of U.S. taxes, or

        (4) we are or have been a 'United States real property holding corporation' for U.S. federal income tax purposes and, assuming that the common stock is regularly traded on an established securities market for tax purposes, the non-United States holder held, directly or indirectly, at any time during the shorter of the five year period ending on the date of disposition and the period that the holder held our common stock, more than 5% of the total fair market value of the outstanding common stock. We believe that we are not a United States real property holding corporation and we do not anticipate becoming a United States real property holding corporation in the future.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    United States Treasury regulations require us to report annually to the Internal Revenue Service and to each non-United States holder the amount of dividends that we pay to that holder and any tax that we withhold relating to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the non-United States holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country that the non-United States holder is a resident under the provisions of an applicable income tax treaty or agreement.

    United States backup withholding is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish specified information under the United States information reporting requirements, or otherwise fail to establish an exemption. Backup withholding generally will not apply to:

        (1) dividends paid to non-United States holders that are subject to the 30% withholding tax discussed above or that are not so subject because a tax treaty applies that reduces or eliminates the 30% withholding, or

        (2) under current law, dividends paid to a non-United States holder at an address outside of the United States.

However, under Treasury regulations applicable to dividends paid after December 31, 2000, a non-United States holder generally will be subject to backup withholding at a 31% rate, unless specified certification procedures are complied with, directly or through an intermediary, or, in the case of payments made outside the United States with respect to an offshore account, specified documentary evidence procedures are complied with.

    Backup withholding and information reporting generally will apply to dividends paid on shares of common stock to addresses inside the United States to beneficial owners that are not exempt recipients and that fail to provide required information in the proper manner.

    Backup withholding and information reporting will also apply to the payment of the proceeds of the disposition of common stock to or through the United States office of a broker unless the disposing holder certifies under penalty of perjury as to its non-United States status, or otherwise establishes an exemption. Generally, backup withholding and information reporting will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements (but, prior to January 1, 2001, not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through a non-United States office of a broker that is

        (1) a United States person,

        (2) a foreign person which derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

        (3) a 'controlled foreign corporation' for U.S. federal income tax purposes, or

        (4) effective January 1, 2001, a foreign partnership (a) one or more of whose partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (b) engaged at any time during its tax year in the conduct of a trade or business in the United States, unless the broker has documentary evidence in its records that the holder is a non-United States holder and specified conditions are met, or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Instead, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

    An individual non-United States holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION AND ANY RECENT OR PROSPECTIVE CHANGES IF APPLICABLE.

                        SHARES AVAILABLE FOR FUTURE SALE

    Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices of our common stock. Although many shares will not be available for sale shortly after the offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions end could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

    Immediately after the offering is completed,     shares of common stock,
    shares if the underwriters exercise their over-allotment option in full, will be outstanding. Of these shares, all of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by persons who are considered our affiliates under Rule 144 under the Securities Act. The remaining
shares of common stock outstanding, including the     shares of common stock
held by RC/Arby's, will be considered restricted securities under Rule 144. These shares may be sold in the future without registration under the Securities Act as permitted by Rule 144 or another exemption under the Securities Act, subject to the lock-up agreements described below.

Lock-Up Agreements

    Triarc, RC/Arby's, our executive officers and directors and substantially all of our stockholders and optionholders have agreed that, with limited exceptions, they will not sell any shares of our common stock for 180 days after the date of this prospectus, without the consent of Morgan Stanley & Co. Incorporated. Please refer to the section of this prospectus entitled 'Underwriters.' We cannot predict how long these parties will continue to hold their common stock after the offering.

Rule 144

    In general, under Rule 144, if one year has elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the acquiror or subsequent holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the stockholder's required notice of the sale.

    Rule 144 also requires stockholders to comply with manner of sale provisions, notice requirements and a requirement as to the availability of current public information about us.

    If two years have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, and the acquiror or subsequent holder of restricted shares is deemed not to have been an affiliate of ours at any time during the 90 days preceding a sale, that person would be entitled to sell those shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Sales by Affiliates

    Our affiliates, including Triarc and RC/Arby's, may sell unrestricted shares by complying with the volume limitations and other requirements that apply under Rule 144. However, unlike non-affiliates, affiliates:

         are not required to wait one year before selling unrestricted shares, and must comply with the volume limitations even after they have held their shares for two years.

Registration Rights Agreement

    Our registration rights agreement with Triarc and RC/Arby's will require us, upon the request of Triarc or RC/Arby's, to use our reasonable best efforts to register under the applicable federal and state securities laws any shares of our equity securities owned by Triarc or RC/Arby's for sale in accordance with their intended method of disposition. For more information regarding the registration rights agreement, please refer to the section of this prospectus entitled 'Relationship with Triarc and Related Party Transactions -- Registration Rights Agreement.'

Stock Options

    After the offering, we plan to file a registration statement under the Securities Act covering 150,000 shares of common stock reserved for issuance
under our 1997 Stock Option Plan and the       shares of common stock that will
be reserved for issuance under our new stock option plan. As of May 31, 2000, options to purchase 146,950 shares of our common stock were outstanding. Unless prohibited by Rule 144, shares registered under this registration statement generally will be available for sale in the open market. Please refer to the section of this prospectus entitled 'Management -- Stock Option Plans -- Snapple Beverage Group, Inc. 1997 Stock Option Plan and ' -- Snapple Beverage Group, Inc. 2000 Equity Participation Plan.'

    We cannot predict the effect, if any, that future sale of restricted shares, the availability of these restricted shares for sale, the issuance of shares of common stock upon the exercise of options, or the perceptions that these sales or exercises could occur, will have on the market price of our common stock prevailing from time to time. Please refer to the section of this prospectus entitled 'Risk Factors -- Risks Relating to the Offering -- Shares eligible for public sale in the future could adversely affect the price of common shares.'

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, ING Barings LLC and Lehman Brothers Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                           ------
Morgan Stanley & Co. Incorporated...........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
ING Barings LLC.............................................
Lehman Brothers Inc.........................................
                                                               -------
    Total...................................................
                                                               -------
                                                               -------

    The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $        a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $        a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to an aggregate of     additional
shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $        , the total underwriters' discounts and
commissions would be $        and total proceeds to us would be $        .

    The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

    We intend to apply for listing of common stock on the New York Stock Exchange under the symbol 'SNP.'

    At our request, the underwriters will reserve for sale, at the initial
public offering price, up to     shares offered in this prospectus for
directors, officers, employees, business associates and related persons of ours and others, generally in the United States. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

    Each of we, RC/Arby's, our directors, our executive officers and substantially all of our other stockholders and optionholders have agreed that, without the prior written consent of Morgan, Stanley & Co. Incorporated on behalf of the underwriters it will not, during the period ending 180 days after the date of this prospectus:

         offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, those directors, executive officers and stockholders have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

    The restrictions described in this paragraph do not apply to:

         the issuance of shares to RC/Arby's in connection with the restructuring to occur in connection with the offering,

         the sale of shares to the underwriters,

         the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

         transfers by any person other than us that occur by way of testate or intestate succession or by operation of law,

         transfers by any person other than us (1) to members of their immediate family or a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held by them and/or members of their immediate family or (2) to their spouse, former spouse, child, or other dependent pursuant to a domestic relations order, as defined in Section 414(p) of the Internal Revenue Code or
         Section 206(d)(3) of Title I of the Employee Retirement Income Security Act,

         transfers by any person other than us to charitable organizations, and

         (1) the exercise of any options issued to any person that would expire or otherwise terminate prior to the end of such 180-day period pursuant to the terms of our 1997 Stock Option Plan as in effect on June 15, 2000 and the related option agreement with us as in effect on such date (provided that such options were granted in the ordinary course under such plan) and (2) the sale of shares of common stock in connection with such exercise, to the extent the proceeds of such sale are used to pay taxes and expenses (including the exercise option price) incurred by such person in connection with such exercise and sale, provided that (x) in the case of any transfer pursuant to the fifth, sixth or seventh clauses above, the transferee shall have executed a lock-up agreement and delivered a copy of such agreement to Morgan Stanley & Co. Incorporated and
(y) in the case of any transfer pursuant to the sixth or seventh clauses above, the transferor is not required to, and does not voluntarily, file a report on Form 4 under Section 16(a) of the Securities Exchange Act reporting a reduction in beneficial ownership of shares of common stock during such 180-day period.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us, Triarc and subsidiaries of Triarc. Affiliates of Morgan Stanley and Donaldson, Lufkin & Jenrette are acting as agents and lenders under our existing credit facility, and an affiliate of ING Barings is a lender under our existing credit facility. Some of these affiliates will act as agents or lenders under our new credit facility and receive customary fees in connection with these facilities. An affiliate of ING Barings is expected to provide the $185 million bridge loan to Arby's concurrently with the closing of this offering and will receive customary fees from Arby's in connection with that loan.

    We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

    Prior to the offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial operating information of ours in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the common stock being offered will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters for the underwriters will be passed upon by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

    The consolidated balance sheets of Triarc Consumer Products Group, LLC as of January 3, 1999 and January 2, 2000, and the related consolidated statements of operations, member's deficit and cash flows for each of the three years in the period ended January 2, 2000, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The combined statements of certain revenues and operating expenses of the Snapple Beverage Business of The Quaker Oats Company for the four-month and twenty-two day period ended May 22, 1997 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the registration of the common stock we are offering, and this prospectus is part of our registration statement. For further information on us and our common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to and is qualified in its entirety by reference to those documents.

Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

    We are currently subject to the information requirements of the Securities Exchange Act and are required to file reports and other information with the Securities and Exchange Commission. You can inspect and copy at prescribed rates the reports and other information that we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements and other information. You can also obtain copies of these materials from us upon request. Any requests should be directed to Snapple Beverage Group at 709 Westchester Avenue, White Plains, New York 10604,
Attention: Corporate Communications; Telephone: (914) 397-9200.


                 INDEX TO FINANCIAL STATEMENTS
                 -----------------------------
                                                              PAGE
                                                              ----
TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
  Independent Auditors' Report..............................    F-2
  Consolidated Balance Sheets as of January 3, 1999,
    January 2, 2000 and April 2, 2000 (unaudited)...........    F-3
  Consolidated Statements of Operations for the fiscal years ended December 28, 1997, January 3, 1999 and January 2,
    2000 and the fiscal three months ended April 4, 1999
    (unaudited) and April 2, 2000 (unaudited)...............    F-4
  Consolidated Statements of Member's Deficit for the fiscal years ended December 28, 1997, January 3, 1999 and
    January 2, 2000 and the fiscal three months ended
    April 2, 2000 (unaudited)...............................    F-5
  Consolidated Statements of Cash Flows for the fiscal years ended December 28, 1997, January 3, 1999 and January 2,
    2000 and the fiscal three months ended April 4, 1999
    (unaudited) and April 2, 2000 (unaudited)...............    F-6
  Notes to Consolidated Financial Statements................    F-8

SNAPPLE BEVERAGE BUSINESS OF THE QUAKER OATS COMPANY
  Report of Independent Public Accountants..................   F-54
  Combined Statement of Certain Revenues and Operating
    Expenses for the four months and twenty-two days ended
    May 22, 1997............................................   F-55
  Notes to the Combined Statement of Certain Revenues and
    Operating Expenses......................................   F-56

                              -------------------
NOTE: The financial statements presented are those of Triarc Consumer Products
      Group, LLC. In connection with the offering, certain proposed restructuring transactions will take place. In accordance with those transactions, which are described elsewhere in this prospectus under 'The Restructuring,' Snapple Beverage Group will be transferred to RC/Arby's, the restaurant franchising business will be reclassified as discontinued operations, RC/Arby's (parent company) and the restaurant franchising business are then effectively distributed from Triarc Consumer Products Group to Triarc and, as a result of a series of transactions, Triarc Consumer Products Group then effectively merges into Snapple Beverage Group. The restructuring transactions have not been reflected in the historical financial statements because the restructuring transactions will not have occurred prior to this registration statement to register the common shares of Snapple Beverage Group being declared effective by the Securities and Exchange Commission. As a result, the historical financial statements reflect RC/Arby's (parent company) and the restaurant business for all periods presented.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
TRIARC CONSUMER PRODUCTS GROUP, LLC:
New York, New York

    We have audited the accompanying consolidated balance sheets of Triarc Consumer Products Group, LLC and subsidiaries (the 'Company') as of January 2, 2000 and January 3, 1999, and the related consolidated statements of operations, member's deficit and cash flows for each of the three fiscal years in the period ended January 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2000 and January 3, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, New York
March 10, 2000
(June 23, 2000 as to Note 22)

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                             JANUARY 3,   JANUARY 2,    APRIL 2,
                                                                1999         2000         2000
                                                                ----         ----         ----
                                                                                       (UNAUDITED)
                          ASSETS
Current assets:
    Cash (including cash equivalents of $66,422, $49,520
      and $17,560).........................................  $  72,792    $  60,173     $  24,162
    Receivables (Note 4)...................................     64,872       77,476       100,633
    Inventories (Note 4)...................................     46,761       61,736        66,815
    Deferred income tax benefit (Note 7)...................     18,934       16,422        16,422
    Prepaid expenses and other current assets..............      7,307        6,362         7,598
                                                             ---------    ---------     ---------
        Total current assets...............................    210,666      222,169       215,630
Properties (Note 4)........................................     25,320       25,261        30,697
Unamortized costs in excess of net assets of acquired
  companies (Note 4).......................................    268,215      261,666       258,890
Trademarks (Note 4)........................................    261,906      251,117       248,484
Other intangible assets (Note 4)...........................        959       31,511        32,325
Deferred costs and other assets (Note 4)...................     23,904       36,491        35,277
                                                             ---------    ---------     ---------
                                                             $ 790,970    $ 828,215     $ 821,303
                                                             ---------    ---------     ---------
                                                             ---------    ---------     ---------

             LIABILITIES AND MEMBER'S DEFICIT
Current liabilities:
    Current portion of long-term debt (Notes 5 and 6)......  $   9,678    $  41,894     $  40,194
    Accounts payable.......................................     36,993       35,397        45,294
    Accrued expenses (Note 4)..............................     81,448       90,573        70,934
    Due to Triarc Companies, Inc. (Note 18)................     29,082       22,591        25,498
                                                             ---------    ---------     ---------
        Total current liabilities..........................    157,201      190,455       181,920
Long-term debt (Notes 5 and 6).............................    560,977      736,866       735,652
Deferred income taxes (Note 7).............................      9,173       56,680        56,680
Deferred income and other liabilities......................     20,753       18,099        18,600
Redeemable preferred stock (Note 8)........................     87,587       --            --
Commitments and contingencies (Notes 3, 7, 16, 17 and 19)
Member's deficit (Note 9):
    Contributed capital....................................    106,269       --             1,600
    Accumulated deficit....................................   (150,732)    (173,533)     (172,791)
    Accumulated other comprehensive deficit................       (258)        (352)         (358)
                                                             ---------    ---------     ---------
        Total member's deficit.............................    (44,721)    (173,885)     (171,549)
                                                             ---------    ---------     ---------
                                                             $ 790,970    $ 828,215     $ 821,303
                                                             ---------    ---------     ---------
                                                             ---------    ---------     ---------

          See accompanying notes to consolidated financial statements.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                     YEAR ENDED                            THREE MONTHS ENDED
                                       ---------------------------------------   ---------------------------------------
                                       DECEMBER 28,   JANUARY 3,    JANUARY 2,        APRIL 4,             APRIL 2,
                                           1997          1999          2000             1999                 2000
                                           ----          ----          ----             ----                 ----
                                                                                               (UNAUDITED)
Revenues:
    Net sales........................    $629,621      $735,436      $770,943         $159,888             $170,345
    Royalties, franchise fees and
      other revenues.................      66,531        79,600        83,029           18,303               19,673
                                         --------      --------      --------         --------             --------
                                          696,152       815,036       853,972          178,191              190,018
                                         --------      --------      --------         --------             --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization
      related to sales of $1,032,
      $1,672, $2,102, $449 and
      $499...........................     331,391       387,994       407,708           82,140               89,273
    Advertising, selling and
      distribution (Note 1)..........     183,221       197,877       201,451           47,756               46,372
    General and administrative.......      83,546        91,165        92,909           22,283               24,724
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs.......      25,244        32,808        32,060            7,852                8,323
    Capital structure reorganization
      related charges (Note 10)......        --            --           3,348            2,250                  204
    Charges (credit) related to post-
      acquisition transition,
      integration and changes to
      business strategies (Note
      11)............................      33,815          --            (549)           --                   --
    Facilities relocation and
      corporate restructuring charges
      (credits) (Note 12)............       7,063          --            (461)           --                   --
                                         --------      --------      --------         --------             --------
                                          664,280       709,844       736,466          162,281              168,896
                                         --------      --------      --------         --------             --------
        Operating profit.............      31,872       105,192       117,506           15,910               21,122
Interest expense.....................     (58,019)      (60,235)      (76,605)         (16,701)             (20,733)
Gain (loss) on sale of businesses,
  net (Note 13)......................      (3,513)        5,016          (533)              85                   96
Other income, net (Note 14)..........       5,532         5,298         6,782            3,156                  966
                                         --------      --------      --------         --------             --------
        Income (loss) before income
          taxes and extraordinary
          charges....................     (24,128)       55,271        47,150            2,450                1,451
Benefit from (provision for) income
  taxes (Note 7).....................       5,142       (25,284)      (21,672)          (1,213)                (709)
                                         --------      --------      --------         --------             --------
        Income (loss) before
          extraordinary charges......     (18,986)       29,987        25,478            1,237                  742
Extraordinary charges (Note 15)......      (2,954)         --         (11,772)         (11,772)               --
                                         --------      --------      --------         --------             --------
        Net income (loss)............    $(21,940)     $ 29,987      $ 13,706         $(10,535)            $    742
                                         --------      --------      --------         --------             --------
                                         --------      --------      --------         --------             --------

          See accompanying notes to consolidated financial statements.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF MEMBER'S DEFICIT
                                 (IN THOUSANDS)

                                                                    CUMULATIVE OTHER
                                                              COMPREHENSIVE INCOME (LOSS)
                                                            --------------------------------
                                                                UNREALIZED
                                                              GAIN (LOSS) ON      CURRENCY
                                CONTRIBUTED   ACCUMULATED   AVAILABLE-FOR-SALE   TRANSLATION
                                  CAPITAL       DEFICIT        INVESTMENTS       ADJUSTMENT      TOTAL
                                  -------       -------        -----------       ----------      -----
Balance at December 31,
 1996.........................   $  71,801     $(158,779)      $   --               $  --      $ (86,978)
                                                                                               ---------
Comprehensive loss:
   Net loss...................      --           (21,940)          --                  --        (21,940)
   Unrealized gain on
     available-for-sale
     investment...............      --            --                 42                --             42
   Net change in currency
     translation adjustment...      --            --               --                (242)          (242)
                                                                                               ---------
   Comprehensive loss.........      --            --               --                  --        (22,140)
                                                                                               ---------
Pushdown of acquisition basis
 of Triarc Companies, Inc. in
 Stewart's Beverages, Inc.
 (Note 3).....................      40,847        --               --                  --         40,847
Deferred gain on sale of
 subsidiaries' stock to Triarc
 Companies, Inc. (Note 18)....      29,390        --               --                  --         29,390
Capital contribution through
 forgiveness of a liability to
 Triarc Companies, Inc.
 (Note 18)....................         625        --               --                  --            625
Issuance of Snapple Beverage
 Group, Inc. common stock.....           1        --               --                  --              1
Dividend requirement on
 redeemable preferred stock
 (Note 8).....................      (4,604)       --               --                  --         (4,604)
Other.........................          (1)       --               --                  --             (1)
                                 ---------     ---------          -----              -----     ---------
Balance at December 28,
 1997.........................     138,059      (180,719)            42              (242)       (42,860)
                                                                                               ---------
Comprehensive income:
   Net income.................      --            29,987           --                  --         29,987
   Reclassification adjustment
     for prior year
     appreciation on
     available-for-sale
     investment sold during
     the year.................      --            --                (42)               --            (42)
   Net change in currency
     translation adjustment...      --            --               --                 (16)           (16)
                                                                                               ---------
   Comprehensive income.......      --            --               --                  --         29,929
                                                                                               ---------
Adjustment to pushdown of
 acquisition basis of Triarc
 Companies, Inc. in Stewart's
 Beverages, Inc. (Note 3).....        (251)       --               --                  --           (251)
Cash dividends................     (23,556)       --               --                  --        (23,556)
Dividend requirement on
 redeemable preferred stock
 (Note 8).....................      (7,983)       --               --                  --         (7,983)
                                 ---------     ---------          -----              -----     ---------
Balance at January 3, 1999....     106,269      (150,732)          --                (258)       (44,721)
                                                                                               ---------
Comprehensive income:
   Net income.................      --            13,706           --                  --         13,706
   Net change in currency
     translation adjustment...      --            --               --                 (94)           (94)
                                                                                               ---------
   Comprehensive income.......      --            --               --                  --         13,612
                                                                                               ---------
Capital contribution of
 redeemable preferred stock
 (Note 8).....................      88,779        --               --                  --         88,779
Other non-cash capital
 contributions (Note 18)......      12,056        --               --                  --         12,056
Dividend requirement on
 redeemable preferred stock
 (Note 8).....................      (1,192)       --               --                  --         (1,192)
Dividend of receivable from
 Triarc Companies, Inc.
 (Note 18)....................      (4,954)       --               --                  --         (4,954)
Cash dividends (Note 5).......    (200,958)       (3,788)          --                  --       (204,746)
Transfer of deferred income
 tax benefits as if it were a
 distribution (Note 7)........      --           (32,719)          --                  --        (32,719)
                                 ---------     ---------          -----              -----     ---------
Balance at January 2, 2000....      --          (173,533)          --                (352)      (173,885)
                                                                                               ---------
Comprehensive income
 (unaudited):
   Net income.................      --               742           --                  --            742
   Net change in currency
     translation adjustment...      --            --               --                  (6)            (6)
                                                                                               ---------
   Comprehensive income.......      --            --               --                  --            736
                                                                                               ---------
Capital contribution of
 certain assets of California
 Beverage Company (unaudited)
 (Note 3).....................       1,600        --               --                  --          1,600
                                 ---------     ---------          -----              -----     ---------
Balance at April 2, 2000
 (unaudited)..................   $   1,600     $(172,791)      $   --               $(358)     $(171,549)
                                 ---------     ---------          -----             -----      ---------
                                 ---------     ---------          -----             -----      ---------

          See accompanying notes to consolidated financial statements.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            YEAR ENDED                    THREE MONTHS ENDED
                                                             -----------------------------------------   ---------------------
                                                             DECEMBER 28,    JANUARY 3,    JANUARY 2,    APRIL 4,    APRIL 2,
                                                                 1997           1999          2000         1999        2000
                                                                 ----           ----          ----         ----        ----
                                                                                                              (UNAUDITED)
Cash flows from operating activities:
    Net income (loss).......................................   $(21,940)      $ 29,987      $ 13,706     $(10,535)   $    742
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
        Amortization of costs in excess of net assets of
          acquired companies, trademarks and certain other
          items.............................................     18,879         23,151        23,732        5,604       6,439
        Depreciation and amortization of properties.........      6,365          9,657         8,328        2,248       1,884
        Amortization of deferred financing costs............      3,716          4,075         4,398        1,228         944
        Write-off of unamortized deferred financing costs
          and, in 1999, interest rate cap agreement costs...      4,839         --            10,938       10,938       --
        Provision for doubtful accounts.....................      3,794          2,387         2,416          761         626
        Capital structure reorganization related charges....     --             --             3,348        2,250         204
        Provision for (benefit from) deferred income
          taxes.............................................    (10,644)        10,467        17,792        --          --
        Net provision (reversal or payments) for charges
          related to post-acquisition transition,
          integration and changes to business strategies....     22,483         (6,025)         (549)         (43)      --
        (Gain) loss on sale of business, net................      3,513         (5,016)          533          (85)        (96)
        Other, net..........................................     (4,727)          (361)          (91)       1,849         566
        Changes in operating assets and liabilities:
          Decrease (increase) in receivables................      9,807          7,294       (12,822)     (24,021)    (23,783)
          Decrease (increase) in inventories................      3,993         10,607       (12,099)     (13,518)     (5,079)
          Decrease (increase) in prepaid expenses and other
            current assets..................................      4,622         (1,051)          718       (3,286)     (1,236)
          Increase (decrease) in accounts payable and
            accrued expenses................................    (21,779)       (29,615)        1,064        1,100      (9,646)
          Increase (decrease) in due to Triarc Companies,
            Inc.............................................     12,519          3,547        (3,768)      (4,098)      2,895
                                                               --------       --------      --------     --------    --------
            Net cash provided by (used in) operating
              activities....................................     35,440         59,104        57,644      (29,608)    (25,540)
                                                               --------       --------      --------     --------    --------
Cash flows from investing activities:
    Capital expenditures....................................     (4,204)       (11,107)       (8,525)      (1,545)     (7,371)
    Acquisition of Snapple Beverage Corp....................   (307,205)           (43)       --            --          --
    Other business acquisitions (cash acquired in 1997).....      2,409         (3,000)      (34,336)     (17,296)        (47)
    Proceeds from sale of investment in Select Beverages,
      Inc. .................................................     --             28,342        --            --          --
    Other...................................................      3,371          1,579          (467)          66        (138)
                                                               --------       --------      --------     --------    --------
            Net cash provided by (used in) investing
              activities....................................   (305,629)        15,771       (43,328)     (18,775)     (7,556)
                                                               --------       --------      --------     --------    --------
Cash flows from financing activities:
    Proceeds from long-term debt............................    303,400         --           775,000      775,000       --
    Repayments of long-term debt............................    (79,901)       (14,158)     (568,532)    (560,470)     (2,915)
    Dividends...............................................     --            (23,556)     (204,746)    (204,746)      --
    Deferred financing costs................................    (11,385)        --           (28,657)     (27,821)      --
    Net borrowings from affiliates..........................      3,535          1,389        --            --          --
    Proceeds from issuance of redeemable preferred stock....     75,000         --            --            --          --
    Proceeds from issuance of common stock..................          1         --            --            --          --
    Capital contribution....................................      6,211         --            --            --          --
                                                               --------       --------      --------     --------    --------
            Net cash provided by (used in) financing
              activities....................................    296,861        (36,325)      (26,935)     (18,037)     (2,915)
                                                               --------       --------      --------     --------    --------
Net increase (decrease) in cash and cash equivalents........     26,672         38,550       (12,619)     (66,420)    (36,011)
Cash and cash equivalents at beginning of period............      7,570         34,242        72,792       72,792      60,173
                                                               --------       --------      --------     --------    --------
Cash and cash equivalents at the end of the period..........   $ 34,242       $ 72,792      $ 60,173     $  6,372    $ 24,162
                                                               --------       --------      --------     --------    --------
                                                               --------       --------      --------     --------    --------
Supplemental disclosures of cash flow information:
    Cash paid (received) during the period for:
        Interest............................................   $ 55,047       $ 52,437      $ 70,126     $ 24,607    $ 28,203
                                                               --------       --------      --------     --------    --------
                                                               --------       --------      --------     --------    --------
        Income taxes (refunds), net.........................   $  3,450       $  4,205      $  1,666     $    337    $    (21)
                                                               --------       --------      --------     --------    --------
                                                               --------       --------      --------     --------    --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)

    Due to their non-cash nature, the following transactions are not reflected in the consolidated statements of cash flows (amounts in whole dollars):

        On November 25, 1997 Triarc Companies, Inc. ('Triarc'), the parent of Triarc Consumer Products Group, LLC ('the Company'), acquired Stewart's Beverages, Inc. ('Stewart's') for 1,566,858 shares of Triarc common stock exchanged for all of the then outstanding stock of Stewart's and 154,931 stock options of Triarc exchanged for all of the then outstanding stock options of Stewart's. The Stewart's acquisition was accounted for by Triarc in accordance with the purchase method of accounting. Triarc's basis in Stewart's was 'pushed down' to Stewart's and the excess of the purchase price over the net assets acquired was allocated to the Stewart's assets and liabilities as of November 25, 1997. See Note 3 to the consolidated financial statements for further discussion of this transaction.

        On May 22, 1997 Snapple Beverage Group, Inc., a subsidiary of the Company, acquired Snapple Beverage Corp. The portion of the purchase price that was not yet paid as of December 28, 1997, representing a portion of the expenses related to the acquisition, was $2,181,000.

        In May 1997 two subsidiaries of the Company issued common shares representing approximately 49% of each of their common stock after such issuances to Triarc in consideration for, in addition to cash of $6,211,000, forgiveness of the then outstanding principal and accrued interest aggregating $25,788,000 under a note payable by the Company to Triarc. In February 1999 Triarc contributed its 49% interests in each of these subsidiaries to the Company at its carrying value of $2,448,000. See
    Note 18 to the consolidated financial statements for further discussion of these transactions.

        During 1997 and 1999 Triarc made capital contributions to the Company through the forgiveness of liabilities of $625,000 and $9,608,000, respectively. The 1999 contribution included $7,765,000 contributed during the three months ended April 4, 1999. In addition, during the three months ended April 4, 1999 the Company made a non-cash dividend of a $4,954,000 receivable from Triarc. See Note 18 to the consolidated financial statements for further discussion of these transactions.

        During 1997, 1998 and the three months ended April 4, 1999 the Company recorded cumulative dividends not declared or paid on the redeemable preferred stock of a subsidiary of $4,604,000, $7,983,000 and $1,192,000, respectively, as increases in 'Redeemable preferred stock' with offsetting charges to 'Contributed capital' since payment of the dividends was not solely in the control of the Company. In February 1999 Triarc contributed the redeemable preferred stock which it held in that subsidiary to the Company with a carrying value of $88,779,000, including the cumulative unpaid dividends of $13,779,000. See Note 8 to the consolidated financial statements for further discussion of these transactions.

        During 1999 the Company transferred $32,719,000 of deferred income tax benefits, including $14,676,000 during the three months ended April 4, 1999, to Triarc as if such transfer were a distribution from the Company to Triarc. See Note 7 to the consolidated financial statements for further discussion of this transaction.

        During the three months ended April 2, 2000 Triarc acquired certain assets, principally distribution rights, of California Beverage Company ('California Beverage'), a distributor of the Company's premium beverage products in the City and County of San Francisco, California, for cash of $1,600,000, subject to post-closing adjustment. Triarc in turn contributed those assets of California Beverage as a capital contribution to the Company. See Note 3 to the consolidated financial statements for further discussion of this transaction.

          See accompanying notes to consolidated financial statements.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

    Triarc Consumer Products Group, LLC ('Triarc Consumer Products Group' and together with its subsidiaries, the 'Company'), a wholly-owned subsidiary of Triarc Companies, Inc. ('Triarc'), was formed on January 15, 1999 and commenced operations on February 23, 1999 with the acquisition through a capital contribution of all of the capital stock previously owned directly or indirectly by Triarc of RC/Arby's Corporation ('RC/Arby's'), Snapple Beverage Group, Inc., ('Snapple Beverage Group'), formerly Triarc Beverage Holdings Corp., and Stewart's Beverages, Inc. ('Stewart's' -- acquired by Triarc on November 25,
1997), formerly Cable Car Beverage Corporation, and their subsidiaries. Effective May 17, 1999 Triarc Consumer Products Group contributed the stock of Stewart's to Snapple Beverage Group. Snapple Beverage Group, 99.9%-owned, has as its wholly-owned subsidiaries Snapple Beverage Corp. ('Snapple' -- acquired by the Company on May 22, 1997), Mistic Brands, Inc. ('Mistic') and, effective
May 17, 1999, Stewart's. Prior to the contribution of Mistic to Snapple Beverage Group on May 22, 1997, Mistic was owned by Triarc from its acquisition prior to January 1, 1997. RC/Arby's, wholly-owned, has as its principal wholly-owned subsidiaries Royal Crown Company, Inc. ('Royal Crown') and Arby's, Inc. ('Arby's'). Additionally, RC/Arby's had three subsidiaries which, prior to the May 1997 sale of all company-owned restaurants, owned and/or operated Arby's restaurants, consisting of Arby's Restaurant Development Corporation, Arby's Restaurant Holding Company ('ARHC') and Arby's Restaurant Operations Company ('AROC'), all of which in February 1999 were merged into ARHC, LLC, a newly-formed wholly-owned subsidiary of RC/Arby's. See Note 3 for a discussion of the 1997 acquisitions and disposition referred to above.

    The accompanying consolidated financial statements present the consolidated financial position, results of operations and cash flows of Triarc Consumer Products Group as if it had been formed as of January 1, 1997. The consolidated financial position, results of operations and cash flows of each of RC/Arby's, Snapple Beverage Group, Mistic prior to May 22, 1997 and Stewart's prior to
May 17, 1999, and their subsidiaries, have been consolidated with Triarc Consumer Products Group from their respective dates of formation or acquisition by Triarc since such entities were under the common control of Triarc during such period and, accordingly, are presented on an 'as-if pooling' basis. The aforementioned capital contributions of subsidiaries by Triarc to Triarc Consumer Products Group and by Triarc Consumer Products Group to Snapple Beverage Group have been recognized using carryover basis accounting since all such entities were under common control.

    All significant intercompany balances and transactions have been eliminated in consolidation.

CHANGE IN FISCAL YEAR

    Effective January 1, 1997 the Company changed its fiscal year from a calendar year to a year consisting of 52 or 53 weeks ending on the Sunday closest to December 31. In accordance therewith, the Company's 1997 fiscal year contained 52 weeks and commenced January 1, 1997 and ended on December 28, 1997, its 1998 fiscal year contained 53 weeks and commenced December 29, 1997 and ended on January 3, 1999 and its 1999 fiscal year contained 52 weeks and commenced January 4, 1999 and ended on January 2, 2000. Such periods are referred to herein as (1) 'the year ended December 28, 1997' or '1997,' (2) 'the year ended January 3, 1999' or '1998' and (3) 'the year ended January 2, 2000' or '1999,' respectively. January 3, 1999 and January 2, 2000 are referred to herein as 'Year-End 1998' and 'Year-End 1999,' respectively. Further, the Company's first quarter of 1999 contained 13 weeks and commenced on January 4, 1999 and ended on April 4, 1999 and the Company's first quarter of 2000 contained 13 weeks and commenced on January 3, 2000 and ended on April 2, 2000. The fiscal quarter ended April 2, 2000 is referred to herein as 'the three months ended April 2, 2000' or 'First Quarter 2000.'

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

CASH EQUIVALENTS

    All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents. The Company typically invests its excess cash in commercial paper of high credit-quality entities, money market mutual funds and United States Treasury bills.

INVENTORIES

    The Company's inventories are stated at the lower of cost or market with cost determined in accordance with the first-in, first-out basis.

NON-CURRENT INVESTMENTS

    The Company had non-current investments during 1997 and 1998 (see Notes 11 and 14). Such investments in which it had significant influence over the investee ('Equity Investments') were accounted for in accordance with the equity method of accounting under which the consolidated results included the Company's share of income or loss of such investees. The excess, if any, of the carrying value of the Company's Equity Investments over the underlying equity in net assets of each investee was being amortized to equity in earnings (losses) of investees included in 'Other income, net' on a straight-line basis over 35 years.

PROPERTIES AND DEPRECIATION AND AMORTIZATION

    Properties are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of properties is computed principally on the straight-line basis using the estimated useful lives of the related major classes of properties: 3 to 15 years for machinery and equipment and 15 to 40 years for buildings. Leased assets capitalized and leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

AMORTIZATION OF INTANGIBLES

    Costs in excess of net assets of acquired companies ('Goodwill') are being amortized on the straight-line basis over 15 to 40 years. Trademarks are being amortized on the straight-line basis over 15 to 35 years. Distribution rights are being amortized on the straight-line basis principally over 15 years. Other intangible assets are being amortized on the straight-line basis over 2 to 7 years. Deferred financing costs are being amortized as interest expense over the lives of the respective debt using the interest rate method.

IMPAIRMENTS

Intangible Assets

    The amount of impairment, if any, in unamortized Goodwill is measured based on projected future operating performance. To the extent future operating performance of those enterprises to which the Goodwill relates through the period such Goodwill is being amortized are sufficient to absorb the related amortization, the Company has deemed there to be no impairment of Goodwill.

Long-Lived Assets

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates an asset may not be recoverable, the impairment loss is recognized

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

for the excess of the carrying value over the fair value of an asset to be held and used or over the net realizable value of an asset to be disposed.

DERIVATIVE FINANCIAL INSTRUMENTS

    The Company enters into interest rate cap agreements in order to protect against significant interest rate increases on certain of its floating-rate debt. The costs of such agreements are amortized over the lives of the respective agreements. The only cap agreement outstanding as of January 2, 2000 and April 2, 2000 is approximately two percentage points higher than the interest rate on the related debt as of such date.

STOCK-BASED COMPENSATION

    The Company measures compensation costs for its employee stock-based compensation under the intrinsic value method. Accordingly, compensation cost for the Company's stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

FOREIGN CURRENCY TRANSLATION

    Financial statements of foreign subsidiaries are prepared in their respective local currencies and translated into United States dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues, costs and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited directly to the 'Currency translation adjustment' component of 'Accumulated other comprehensive deficit' in 'Member's deficit.'

ADVERTISING COSTS AND PROMOTIONAL ALLOWANCES

    The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place. Advertising costs amounted to $40,730,000, $48,389,000, $36,486,000 and $5,080,000 for 1997,
1998, 1999 and the three months ended April 2, 2000, respectively. In addition the Company supports its beverage bottlers and distributors with promotional allowances the most significant of which are for (1) indirect advertising by such bottlers and distributors including in-store displays and point-of-sale materials, (2) cold drink equipment and (3) promotional merchandise. Promotional allowances are principally expensed when the related promotion takes place. Estimates used to expense the costs of certain promotions where the Company expects reporting delays by the bottlers or distributors are adjusted quarterly based on actual amounts reported. Promotional allowances amounted to $107,513,000, $103,750,000, $115,677,000, and $27,238,000 for 1997, 1998, 1999
and the three months ended April 2, 2000, respectively, and are included in 'Advertising, selling and distribution' in the accompanying consolidated statements of operations.

INCOME TAXES

    The Company is included in the consolidated Federal income tax return of Triarc. Pursuant to tax-sharing agreements with Triarc, the Company provides for Federal income taxes on the same basis as if it filed a separate consolidated return. Deferred income taxes are provided to recognize the tax effect of temporary differences between the bases of assets and liabilities for tax and financial statement purposes.

REVENUE RECOGNITION

    The Company records sales when inventory is shipped or delivered. Sales terms generally do not allow a right of return. Franchise fees are recognized as income when a franchised restaurant is opened

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

since all material services and conditions related to the franchise fee have been substantially performed by the Company upon the restaurant opening. Franchise fees for multiple area development agreements represent the aggregate of the franchise fees for the number of restaurants in the area development and are recognized as income when each restaurant is opened in the same manner as franchise fees for individual restaurants. Royalties are based on a percentage of restaurant sales of the franchised store and are accrued as earned.

RECLASSIFICATIONS

    Certain amounts included in the prior periods' consolidated financial statements have been reclassified to conform with the current periods' presentation.

(2) SIGNIFICANT RISKS AND UNCERTAINTIES

NATURE OF OPERATIONS

    The Company is a holding company which is engaged in three lines of business: premium beverages, soft drink concentrates and restaurant franchising (also operated restaurants through May 5, 1997 -- see Note 3). The premium beverage segment represents approximately 76% of the Company's consolidated revenues for the year ended January 2, 2000, the soft drink concentrate segment represents approximately 14% of such revenues and the restaurant franchising segment represents approximately 10% of such revenues. The Company operates its businesses principally throughout the United States.

    The premium beverage segment markets and distributes, principally to distributors and, to a lesser extent, directly to retailers, premium beverages including all-natural ready-to-drink iced teas, fruit drinks, juices and carbonated sodas under the principal brand names Snapple'r', Snapple Elements'TM', WhipperSnapple'r', Snapple Farms'r', Snapple Refreshers'TM', Mistic'r', Mistic Fruit Blast'TM', Mistic Italian Ice Smoothies'TM', Mistic Sun Valley Squeeze'TM' and Stewart's'r'. The soft drink concentrate segment produces and sells, to bottlers and a private label supplier, a broad selection of concentrates and, to a much lesser extent in 1997 (none in 1998 or 1999), carbonated beverages to distributors. These products are sold principally under the brand names RC'r' Cola, Diet RC'r' Cola, Cherry RC'r' Cola, RC Edge'TM', Diet Rite'r' Cola, Diet Rite'r' flavors, Nehi'r', Upper 10'r' and Kick'r'. The restaurant franchising segment franchises Arby's'r' quick service restaurants representing the largest restaurant franchising system specializing in slow-roasted roast beef sandwiches. Some Arby's restaurants are multi-branded with the segment's T.J. Cinnamons'r' and/or Pasta Connection'TM' product lines. Information concerning the number of Arby's restaurants is as follows:

                                                                          FIRST
                                                                         QUARTER
                                                 1997    1998    1999     2000
                                                 ----    ----    ----     ----
Franchised restaurants opened..................    125     130     159       22
Franchised restaurants closed..................     63      87      66       14
Restaurants transferred to franchisees.........    355    --      --       --
Franchised restaurants open at end of period...  3,092   3,135   3,228    3,236

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

CERTAIN RISK CONCENTRATIONS

    The Company believes that its vulnerability to risk concentrations related to significant customers and vendors, products sold and sources of raw materials is somewhat mitigated due to the diversification of its businesses. Although premium beverages accounted for 76% of consolidated revenues in 1999, the Company believes that the risks from concentrations within the premium beverage segment are mitigated for several reasons. No customer of the premium beverage segment accounted for more than 7% of consolidated revenues in 1999. The premium beverage segment has chosen to purchase certain raw materials (such as aspartame) on an exclusive basis from single suppliers and other raw materials (such as glass bottles) from a relatively small number of suppliers. The Company believes that, if necessary, adequate raw materials, other than glass bottles, can be obtained from alternate sources. It is uncertain whether all of the glass bottles supplied by two suppliers, which supplied approximately 88% of the premium beverage segment's 1999 purchases of glass bottles, could be replaced by alternate sources. Management, however, does not believe that it is reasonably possible that the Company's largest glass bottle suppliers will be unable to supply substantially all of their anticipated volumes in the near term. The premium beverage segment's three largest co-packer facilities represented an aggregate of 54% of the segment's total 1999 production. One co-packer held 18% of the segment's finished goods inventory as of January 2, 2000. Management believes, however, that sufficient replacement co-packer services could be obtained if necessary. The premium beverage segments' product offerings are varied, including fruit flavored beverages, iced teas, lemonades, carbonated sodas, fruit juices and flavored seltzers. Risk of geographical concentration for all of the Company's businesses is also minimized since each of such businesses generally operates throughout the United States with minimal foreign exposure.

(3) BUSINESS ACQUISITIONS AND DISPOSITIONS

FIRST QUARTER 2000 TRANSACTION

California Beverage Company

    On March 31, 2000 Triarc acquired certain assets, principally distribution rights, of California Beverage Company ('California Beverage'), a distributor of the Company's premium beverage products in the City and County of San Francisco, California, for cash of $1,600,000, subject to post-closing adjustment. Triarc in turn contributed those assets of California Beverage to the Company (the 'California Beverage Acquisition') as a capital contribution.

    The California Beverage Acquisition was accounted for in accordance with the purchase method of accounting. The preliminary allocation of the purchase price of California Beverage to the assets acquired is presented below under 'Purchase Price Allocations of Acquisitions.'

1999 TRANSACTIONS

Millrose and Long Island Snapple Acquisitions

    On February 26, 1999 the Company acquired (the 'Millrose Acquisition') Millrose Distributors, Inc. ('Millrose'), a New Jersey distributor of the Company's premium beverages which prior to the transaction acquired certain assets of Mid-State Beverage, Inc., for cash of $17,491,000 (including expenses of $241,000), subject to certain post-closing adjustments.

    On January 2, 2000 the Company acquired (the 'Long Island Snapple Acquisition') Snapple Distributors of Long Island, Inc. ('Long Island Snapple'), a distributor of Snapple and Stewart's products on Long Island, New York for cash of $16,845,000 (including estimated expenses of $45,000 in 1999), subject to certain post-closing adjustments. During the three months ended April 2, 2000 the Company recognized $43,000 of expenses in addition to the previously estimated amount, resulting in a revised purchase price of $16,888,000. The Company also entered into a three-year non-compete

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

agreement with certain of the sellers for $2,000,000 (discounted value of $1,246,000) payable ratably over a ten-year period.

    The Millrose Acquisition and the Long Island Snapple Acquisition were accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of Millrose and the preliminary allocation of the purchase price of Long Island Snapple to the assets and liabilities assumed is presented below under 'Purchase Price Allocations of Acquisitions.'

1998 TRANSACTION

Acquisition of T.J. Cinnamons

    On August 27, 1998 the Company acquired (the 'T.J. Cinnamons Acquisition') from Paramark Enterprises, Inc. ('Paramark,' formerly known as T.J. Cinnamons, Inc.) all of Paramark's franchise agreements for full concept bakeries of T.J. Cinnamons, an operator and franchisor of retail bakeries specializing in gourmet cinnamon rolls and related products, and Paramark's wholesale distribution rights for T.J. Cinnamons products, as well as settling remaining contingent payments from the 1996 acquisition of the trademarks, service marks, recipes and proprietary formulae of T.J. Cinnamons. The aggregate consideration in 1998 of $3,910,000 consisted of cash of $3,000,000 and a $1,000,000 (discounted value of $910,000) non-interest bearing obligation due in equal monthly installments through August 2000.

    The T.J. Cinnamons Acquisition was accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of the T.J. Cinnamons Acquisition to the assets acquired and liabilities assumed is presented below under 'Purchase Price Allocations of Acquisitions.'

1997 TRANSACTIONS

Acquisition of Snapple

    On May 22, 1997 the Company acquired (the 'Snapple Acquisition') Snapple, a marketer and distributor of premium beverages, from The Quaker Oats Company ('Quaker') for $309,386,000 consisting of cash of $300,126,000 (including $126,000 of post-closing adjustments) and $9,260,000 of fees and expenses, including $6,953,000 paid in 1997. The purchase price for the Snapple Acquisition was funded from (1) $250,000,000 of borrowings by Snapple on May 22, 1997 under a $380,000,000 credit agreement (the 'Former Beverage Credit Agreement' -- see Note 5), entered into by Snapple, Mistic, Snapple Beverage Group and, as amended as of August 15, 1998, Stewart's and (2) $75,000,000 from the issuance of 75,000 shares of redeemable preferred stock (see Note 8) of Snapple Beverage Group to Triarc.

    The Snapple Acquisition was accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of Snapple to the assets acquired and liabilities assumed, along with allocations related to the other 1997 acquisitions, is presented below under 'Purchase Price Allocations of Acquisitions.'

Stewart's Acquisition

    On November 25, 1997 Triarc acquired (the 'Stewart's Acquisition') Stewart's, a marketer and distributor of premium beverages in the United States and Canada, primarily under the Stewart's brand name, for an aggregate purchase price of $40,596,000. Such purchase price consisted of (1) 1,566,858 shares of Triarc common stock with a value of $37,409,000 as of November 25, 1997 (based on the closing price of such common stock on such date of $23.875 per share), issued in exchange for all of the then outstanding stock of Stewart's, (2) 154,931 options to acquire Triarc common stock, with a value of $2,788,000 (based on a calculation using the Black-Scholes option pricing model) as of November 25,

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

1997, issued in exchange for all of the then outstanding stock options of Stewart's and (3) $399,000 of related expenses (originally estimated at $650,000).

    The Stewart's Acquisition was accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of Stewart's to the assets acquired and liabilities assumed, along with allocations related to the other 1997 acquisitions, is presented below under 'Purchase Price Allocations of Acquisitions.'

Sale of Restaurants

    On May 5, 1997 certain subsidiaries of the Company consummated the sale to affiliates of RTM, Inc. ('RTM'), the largest franchisee in the Arby's system, of all of the 355 company-owned restaurants (the 'RTM Sale'). The sales price consisted of cash and promissory notes (discounted value) aggregating $3,471,000 (including $2,092,000 of post-closing adjustments) and the assumption by RTM of an aggregate $54,682,000 in mortgage notes (the 'Mortgage Notes') and equipment notes (the 'Equipment Notes') payable to FFCA Mortgage Corporation and $14,955,000 in capitalized lease obligations. Effective May 5, 1997 RTM operates the 355 restaurants as a franchisee and pays royalties to the Company at a rate of 4% of those restaurants' net sales. In 1996 the Company had recorded a $58,900,000 impairment charge of which $46,000,000 was to reduce the restaurant segment's long-lived assets to estimated net realizable value based on the estimated sales price as of December 31, 1996. Such charge was recorded in 1996 since the Company made the decision to sell all of its company-owned restaurants in the fourth quarter of 1996 and reached an agreement in principle for their sale to RTM in December 1996. Also included in such charge were estimated exit costs associated with selling the company-owned restaurants of $10,709,000. The components of the accrued expenses and other non-current liabilities for such exit costs and an analysis of related activity are as follows (in thousands):

                          BALANCE AT                1997             BALANCE AT             1998               BALANCE AT
                          JANUARY 1,       ----------------------   DECEMBER 28,   ----------------------      JANUARY 3,
                            1997(a)        PAYMENTS   ADJUSTMENTS       1997       PAYMENTS   ADJUSTMENTS         1999
                            -------        --------   -----------       ----       --------   -----------         ----
Equipment operating
 lease obligations......    $ 9,650        $(2,313)      $(364)(b)     $6,973      $(2,873)      $150(b)         $4,250
Vacation and personal or
 medical absence
 entitlement costs......      1,059         (1,059)        --            --           --          --               --
                            -------        -------       -----         ------      -------       ----            ------
                            $10,709        $(3,372)      $(364)        $6,973      $(2,873)      $150            $4,250
                            -------        -------       -----         ------      -------       ----            ------
                            -------        -------       -----         ------      -------       ----            ------

                                   1999                         BALANCE AT
                          ----------------------   RECLASSI-    JANUARY 2,
                          PAYMENTS   ADJUSTMENTS   FICATIONS       2000
                          --------   -----------   ---------       ----
Equipment operating
 lease obligations......  $(2,780)       $94(b)     $(1,564)(c)    $--(c)
Vacation and personal or
 medical absence
 entitlement costs......    --           --            --           --
                          -------        ---        -------       ------
                          $(2,780)       $94        $(1,564)       $--
                          -------        ---        -------       ------
                          -------        ---        -------       ------

---------

 (a) The accrual for exit costs at January 1, 1997 resulted from a 1996 charge for exit costs associated with selling the company-owned restaurants. The $10,709,000 of liabilities for exit costs included $9,650,000 reflecting the present value of certain equipment operating lease obligations which would not be assumed by the purchaser and $1,059,000 relating to vacation and personal or medical absence entitlement costs principally paid to RTM for approximately 6,500 employees associated with the sold restaurants who became employees of RTM as a result of the RTM Sale. Although RTM was not assuming the operating lease obligations, RTM acquired the use of the leased equipment.

 (b) The adjustments represent changes in estimates of the remaining operating lease obligations.

 (c) The balance of equipment operating lease obligations as of December 31, 1999 was converted into a note payable due in December 2000 and, accordingly, the note payable is classified in 'Current portion of long-term debt' in the accompanying consolidated balance sheets as of January 2, 2000 and April 2, 2000.

    In 1997 the Company recorded a $4,089,000 loss on the sale included in 'Gain
(loss) on sale of businesses, net' (see Note 13) representing (1) a $1,457,000 provision for the fair value of Triarc's effective guarantee of future lease commitments and then guarantee of debt repayments assumed by

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

RTM (see below) and (2) the adjustment of prior year estimates resulting from reconciling actual amounts to prior estimates for (a) remaining costs of previously closed restaurants, (b) transaction costs and (c) interpretative issues between the Company and RTM regarding the measurement of cash flow. Such 1997 loss is exclusive of an extraordinary charge in connection with the early extinguishment of the Mortgage Notes and the Equipment Notes (see Note 15). The results of operations of the sold restaurants have been included in the accompanying consolidated statements of operations until the May 5, 1997 date of sale. Following the RTM Sale, the Company continues as the franchisor of the more than 3,000 Arby's restaurants. During 1997 through the date of sale, the operations of the restaurants to be disposed in the RTM Sale had net sales of $74,195,000, cost of sales of $59,222,000, no depreciation and amortization related to sales and pre-tax income of $848,000. Such income reflected $3,319,000 of allocated general and administrative expenses and $2,756,000 of interest expense related to the Mortgage Notes and Equipment Notes and capitalized lease obligations directly related to the operations of the restaurants sold to RTM.

    Arby's remains contingently responsible for approximately $117,000,000 of operating and capitalized lease payments (approximately $98,000,000, $89,000,000 and $87,000,000 as of January 3, 1999, January 2, 2000 and April 2, 2000,
respectively, assuming RTM had made all scheduled payments through such dates under such lease obligations) if RTM does not make the required lease payments. Obligations under an aggregate $54,682,000 of Mortgage Notes and Equipment Notes which were assumed by RTM in connection with the RTM Sale (approximately $51,000,000, $49,000,000 and $48,000,000 outstanding as of January 3, 1999,
January 2, 2000 and April 2, 2000, respectively, assuming RTM had made all scheduled repayments through such dates), have been guaranteed by Triarc. In addition, a subsidiary of the Company is a co-obligor with RTM under a loan, the repayments of which are being made by RTM, with an aggregate principal amount of $626,000 as of May 5, 1997 ($586,000, $556,000 and $548,000 as of January 3,
1999, January 2, 2000 and April 2, 2000, respectively, assuming RTM had made all scheduled repayments through such dates). The principal amount of the loan is included in the Company's long-term debt with an equal offsetting amount recorded as a receivable from RTM. This loan has been guaranteed by Triarc.

C&C Sale

    On July 18, 1997 the Company completed the sale (the 'C&C Sale') of its rights to the C&C beverage line of mixers, colas and flavors, including the C&C trademark and equipment related to the operation of the C&C beverage line, to Kelco Sales & Marketing Inc. ('Kelco') for $750,000 in cash and an $8,650,000 note (the 'Kelco Note') with a discounted value of $6,003,000 of which $3,623,000 was allocated to the C&C Sale resulting in aggregate proceeds relating to the C&C Sale of $4,373,000. The Kelco Note included compensation both for the C&C Sale and future sales of concentrate for C&C products to Kelco subsequent to July 18, 1997 (the 'Minimum Sales Commitments') and technical services to be performed for Kelco by the Company subsequent to July 18, 1997. The principal of the Kelco Note was allocated first to the Minimum Sales Commitments based on the minimum Kelco purchase commitments set forth in the C&C Sale agreement resulting in a discounted value of $2,096,000, second to technical services to be performed for Kelco, as requested by Kelco, for seven years with a discounted value of $284,000 with the remainder allocated to the C&C Sale. The Minimum Sales Commitments were valued at the contracted sales price for any Kelco purchases in excess of the minimums since the C&C Sale contract did not provide any price for the Minimum Sales Commitments. The technical services to be performed were valued based on the Company's estimated costs to provide such services based on an estimate of the services to be requested by Kelco since the C&C Sale contract did not provide any price for such technical services. The excess of the proceeds of $4,373,000 over the carrying value of the C&C trademark of $1,575,000 and the related equipment of $2,000 resulted in a pre-tax gain of $2,796,000 which, commencing in the third quarter of 1997, is being recognized pro rata between the gain on sale and the carrying value of the assets sold based on the cash proceeds and

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

collections under the Kelco Note since realization of the Kelco Note was not at the date of sale, and is not yet, fully assured. Accordingly, gains of $576,000, $314,000, $356,000 and $96,000 were recognized in 'Gain (loss) on sale of businesses, net' (see Note 13) in the accompanying consolidated statements of operations for 1997, 1998, 1999 and the three months ended April 2, 2000, respectively.

PURCHASE PRICE ALLOCATIONS OF ACQUISITIONS

    The following table sets forth the allocation of the aggregate purchase prices of the acquisitions discussed above and a reconciliation to business acquisitions in the accompanying consolidated statements of cash flows (in thousands):

                                                                                 FIRST
                                                                                QUARTER
                                                    1997      1998     1999      2000
                                                    ----      ----     ----      ----
Current assets..................................  $113,767   $ --     $ 4,585   $   225
Properties......................................    21,613     --         566     --
Goodwill........................................   102,271      160     4,619        47
Trademarks......................................   221,300    3,389     --        --
Other intangible assets.........................     --         110    31,524     1,375
Other assets....................................    27,697     --       --        --
Current liabilities.............................   (73,898)      43        94     --
Long-term debt assumed including current
  portion.......................................      (686)    --       --        --
Deferred income tax liabilities.................   (52,513)    --      (5,843)    --
Other liabilities...............................   (13,908)    --      (1,209)    --
                                                  --------   ------   -------   -------
                                                   345,643    3,702    34,336     1,647
Plus (less):
    Long-term debt issued to sellers............     --        (910)    --        --
    Purchase price (including estimated expenses
      of $650 adjusted by $251 in 1998) for
      Stewart's Acquisition paid by Triarc
      through the issuance of its common stock
      and stock options and 'pushed down' to
      Stewart's.................................   (40,847)     251     --        --
    Purchase price for California Beverage
      acquisition paid by Triarc in cash and
      contributed to the Company................     --        --       --       (1,600)
                                                  --------   ------   -------   -------
                                                  $304,796   $3,043   $34,336   $    47
                                                  --------   ------   -------   -------
                                                  --------   ------   -------   -------

(4) BALANCE SHEET DETAIL

RECEIVABLES

    The following is a summary of the components of receivables (in thousands):

                                                              YEAR-END
                                                          -----------------   APRIL 2,
                                                           1998      1999       2000
                                                           ----      ----       ----
Receivables:
    Trade...............................................  $63,283   $72,742   $ 97,021
    Other...............................................    7,140    10,375      9,543
                                                          -------   -------   --------
                                                           70,423    83,117    106,564
Less allowance for doubtful accounts....................    5,551     5,641      5,931
                                                          -------   -------   --------
                                                          $64,872   $77,476   $100,633
                                                          -------   -------   --------
                                                          -------   -------   --------

    Substantially all receivables are pledged as collateral for certain debt (see Note 5).

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

INVENTORIES

    The following is a summary of the components of inventories (in thousands):

                                                               YEAR-END
                                                           -----------------   APRIL 2,
                                                            1998      1999       2000
                                                            ----      ----       ----
Raw materials............................................  $20,268   $20,952    $24,127
Work in process..........................................       98       397        545
Finished goods...........................................   26,395    40,387     42,143
                                                           -------   -------    -------
                                                           $46,761   $61,736    $66,815
                                                           -------   -------    -------
                                                           -------   -------    -------

    Substantially all inventories are pledged as collateral for certain debt (see Note 5).

PROPERTIES

    The following is a summary of the components of properties (in thousands):

                                                               YEAR-END
                                                           -----------------   APRIL 2,
                                                            1998      1999       2000
                                                            ----      ----       ----
Land.....................................................  $ 1,911   $ 1,461    $ 1,461
Buildings and improvements...............................    5,623     2,923      3,098
Leasehold improvements...................................    6,628    10,291     10,741
Machinery and equipment..................................   35,329    39,521     46,044
Leased assets capitalized................................      431       384        384
                                                           -------   -------    -------
                                                            49,922    54,580     61,728
Less accumulated depreciation and amortization...........   24,602    29,319     31,031
                                                           -------   -------    -------
                                                           $25,320   $25,261    $30,697
                                                           -------   -------    -------
                                                           -------   -------    -------

    Substantially all properties are pledged as collateral for certain debt (see
Note 5).

UNAMORTIZED COSTS IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

    The following is a summary of the components of unamortized costs in excess of net assets of acquired companies (in thousands):

                                                             YEAR-END
                                                        -------------------   APRIL 2,
                                                          1998       1999       2000
                                                          ----       ----       ----
Costs in excess of net assets of acquired companies
  (Note 3)............................................  $355,482   $360,101   $360,148
Less accumulated amortization.........................    87,267     98,435    101,258
                                                        --------   --------   --------
                                                        $268,215   $261,666   $258,890
                                                        --------   --------   --------
                                                        --------   --------   --------

TRADEMARKS

    The following is a summary of the components of trademarks (in thousands):

                                                             YEAR-END
                                                        -------------------   APRIL 2,
                                                          1998       1999       2000
                                                          ----       ----       ----
Trademarks............................................  $286,231   $286,319   $286,411
Less accumulated amortization.........................    24,325     35,202     37,927
                                                        --------   --------   --------
                                                        $261,906   $251,117   $248,484
                                                        --------   --------   --------
                                                        --------   --------   --------

    Substantially all trademarks are pledged as collateral for certain debt (see
Note 5).

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

OTHER INTANGIBLE ASSETS

    The following is a summary of the components of other intangible assets (in thousands):

                                                                YEAR-END
                                                            ----------------   APRIL 2,
                                                             1998     1999       2000
                                                             ----     ----       ----
Distribution rights.......................................  $  306   $28,027    $29,302
Non-compete agreements....................................   5,214     7,661      7,761
Other.....................................................     922     2,901      3,217
                                                            ------   -------    -------
                                                             6,442    38,589     40,280
Less accumulated amortization.............................   5,483     7,078      7,955
                                                            ------   -------    -------
                                                            $  959   $31,511    $32,325
                                                            ------   -------    -------
                                                            ------   -------    -------

DEFERRED COSTS AND OTHER ASSETS

    The following is a summary of the components of deferred costs and other assets (in thousands):

                                                               YEAR-END
                                                           -----------------   APRIL 2,
                                                            1998      1999       2000
                                                            ----      ----       ----
Deferred financing costs.................................  $26,948   $30,640    $30,640
Less accumulated amortization of deferred financing
  costs..................................................   15,208     3,588      4,528
                                                           -------   -------    -------
                                                            11,740    27,052     26,112
Other....................................................   12,164     9,439      9,165
                                                           -------   -------    -------
                                                           $23,904   $36,491    $35,277
                                                           -------   -------    -------
                                                           -------   -------    -------

ACCRUED EXPENSES

    The following is a summary of the components of accrued expenses (in thousands):

                                                               YEAR-END
                                                           -----------------   APRIL 2,
                                                            1998      1999       2000
                                                            ----      ----       ----
Accrued promotions.......................................  $14,922   $19,560   $16,106
Accrued interest.........................................   19,166    20,965    12,500
Accrued compensation and related benefits................   13,328    18,896     8,455
Accrued production contract losses (a)...................    4,639     3,251     3,251
Other....................................................   29,393    27,901    30,622
                                                           -------   -------   -------
                                                           $81,448   $90,573   $70,934
                                                           -------   -------   -------
                                                           -------   -------   -------

---------

(a) Represents obligations related to the portion of those long-term production contracts with co-packers, assumed in connection with the Snapple Acquisition, which the Company does not anticipate utilizing based on projected future volumes. The decrease in this accrual during 1999 was due to obligations paid during such year.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(5) LONG-TERM DEBT

    Long-term debt consisted of the following (in thousands):

                                                             YEAR-END
                                                        -------------------   APRIL 2,
                                                          1998       1999       2000
                                                          ----       ----       ----
Credit facility term loans bearing interest at a
  weighted average rate of 9.71% and 9.62% at January
  2, 2000 and April 2, 2000, respectively.............  $  --      $470,088   $468,450
10 1/4% senior subordinated notes due 2009............     --       300,000    300,000
9 3/4% senior secured notes refinanced in 1999........   275,000      --         --
Former Beverage Credit Agreement term loans refinanced
  in 1999.............................................   284,333      --         --
Other.................................................    11,322      8,672      7,396
                                                        --------   --------   --------
    Total debt........................................   570,655    778,760    775,846
    Less amounts payable within one year..............     9,678     41,894     40,194
                                                        --------   --------   --------
                                                        $560,977   $736,866   $735,652
                                                        --------   --------   --------
                                                        --------   --------   --------

    Aggregate annual maturities of long-term debt, including capitalized lease obligations, were as follows as of January 2, 2000 and April 2, 2000 (in thousands):

            AS OF JANUARY 2, 2000
---------------------------------------------
FISCAL YEAR
-----------
2000...............................  $ 41,894
2001...............................    10,063
2002...............................    12,175
2003...............................    14,247
2004...............................    14,756
Thereafter.........................   685,625
                                     --------
                                     $778,760
                                     --------
                                     --------

             AS OF APRIL 2, 2000
---------------------------------------------
TWELVE MONTHS ENDED
-------------------
April 1, 2001.                       $ 40,194
March 31, 2002.....................     9,265
March 30, 2003.....................    10,904
March 28, 2004.....................    12,495
April 3, 2005......................    12,491
Thereafter.........................   690,497
                                     --------
                                     $775,846
                                     --------
                                     --------

    On February 25, 1999 Triarc Consumer Products Group and Snapple Beverage Group issued $300,000,000 principal amount of 10 1/4% senior subordinated notes due 2009 (the 'Notes') and Snapple, Mistic, Stewart's, RC/Arby's and Royal Crown concurrently entered into an agreement (the 'Credit Agreement') for a $535,000,000 senior bank credit facility (the 'Credit Facility') consisting of a $475,000,000 term facility, all of which was borrowed as three classes of term loans (the 'Term Loans') on February 25, 1999, and a $60,000,000 revolving credit facility (the 'Revolving Credit Facility') which provides for borrowings (the 'Revolving Loans') by Snapple, Mistic, Stewart's, RC/Arby's or Royal Crown. There were no borrowings under the Revolving Credit Facility in 1999 or during the three months ended April 2, 2000. The Company utilized the aggregate net proceeds of these borrowings to (1) repay on February 25, 1999 the $284,333,000 outstanding principal amount of the term loans under the Former Beverage Credit Agreement and $1,503,000 of related accrued interest, (2) redeem (the 'Redemption') on March 30, 1999 the $275,000,000 of borrowings under the RC/Arby's 9 3/4% senior notes due 2000 (the '9 3/4% Senior Notes') and pay $4,395,000 of related accrued interest and $7,662,000 of redemption premium,
(3) acquire Millrose (see Note 3) for $17,491,000, (4) pay fees and expenses of $28,657,000 relating to the issuance of the Notes and the consummation of the Credit Facility (the 'Refinancing Transactions') and (5) pay one-time distributions, including dividends, to Triarc of the remaining net proceeds from the above borrowings and all the Company's cash and cash equivalents then on hand in excess of approximately $2,000,000, which was retained by the Company for working capital purposes. An additional $1,843,000 of fees and expenses were paid by Triarc on behalf of the Company and contributed to the Company (see
Note 18). The aggregate fees and expenses of $30,500,000 relating to the issuance of the Notes and the consummation of the Credit Facility consist of

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

$15,211,000 of fees and expenses, including commitment fees, paid to the lenders under the Credit Facility, $9,720,000 of fees paid to the underwriters of the Notes, $4,185,000 of legal, auditing and accounting fees, $809,000 of printing fees and $575,000 of other fees. The one-time distributions paid to Triarc consisted of $91,420,000 paid on February 25, 1999 and $124,108,000 paid on March 30, 1999 following the Redemption, and included aggregate dividends of $204,746,000. As a result of the repayment prior to maturity of the borrowings under the Former Beverage Credit Agreement and the Redemption, the Company recognized an extraordinary charge during 1999 of $11,772,000 (see Note 15).

    The stated interest rate on the Notes is 10 1/4%. However, on August 25, 1999 a temporary increase in the interest rate by 1/2% to 10 3/4% became effective because a registration statement (the 'Registration Statement') covering resales by holders of the Notes had not been declared effective by the Securities and Exchange Commission (the 'SEC') by August 24, 1999. The Registration Statement was declared effective on December 23, 1999 and on January 28, 2000 the Company completed an exchange offer (the 'Exchange Offer') which, collectively, permitted the Notes to be publicly traded. Upon the completion of the Exchange Offer, the annual interest rate on the Notes reverted to the original 10 1/4%. The Notes mature in 2009 and do not require any amortization of principal prior thereto. However, under the indenture pursuant to which the Notes were issued, the Notes are redeemable at the option of the Company at amounts commencing at 105.125% of principal beginning February 2004 decreasing annually to 100% in February 2007 through February 2009. In addition, should the Company consummate a permitted public equity offering or receive proceeds from a public equity offering by Triarc, the Company may at any time prior to February 2002 redeem up to $105,000,000 of the Notes at 110.25% of principal amount with the net proceeds of such public offering.

    Borrowings under the Credit Facility bear interest, at the Company's option, at rates based on either the 30, 60, 90 or 180-day London Interbank Offered Rate ('LIBOR') (ranging from 5.82% to 6.13% at January 2, 2000 and 6.13% to 6.53% at April 2, 2000) or an alternate base rate (the 'ABR'). The ABR (8 1/2% and 9% at January 2, 2000 and April 2, 2000, respectively) represents the higher of the prime rate or 1/2% over the Federal funds rate. The interest rates on LIBOR-based loans are reset at the end of the period corresponding with the duration of the LIBOR selected. The interest rates on ABR-based loans are reset at the time of any change in the ABR. Revolving Loans and one class of the Term Loans with $43,312,000 and $42,750,000 outstanding as of January 2, 2000 and April 2, 2000, respectively (the 'Term A Loans') currently bear interest at 3% over LIBOR or 2% over ABR. The other two classes of Term Loans with $124,063,000 and $302,713,000 outstanding as of January 2, 2000 and $123,750,000 and $301,950,000 outstanding as of April 2, 2000 (the 'Term B Loans' and 'Term C Loans,' respectively) bear interest at 3 1/2% and 3 3/4% over LIBOR, respectively, and 2 1/2% and 2 3/4%, respectively, over ABR. The borrowing base for Revolving Loans is the sum of 80% of eligible accounts receivable and 50% of eligible inventories. At January 2, 2000 and April 2, 2000 there was $51,099,000 and $59,951,000, respectively, of borrowing availability under the Revolving Credit Facility in accordance with limitations due to such borrowing base. However, $28,000,000 of the Revolving Credit Facility was subsequently utilized through borrowings of Revolving Loans made on May 4, 2000 in order to fund the excess cash flow prepayment discussed in the following paragraph.

    The Company must make mandatory annual prepayments in an amount, if any, currently equal to 75% of excess cash flow as defined in the Credit Agreement. Such mandatory prepayments will be applied on a pro rata basis to the remaining outstanding balances of each of the three classes of the Term Loans except that any lender that has Term B or Term C Loans outstanding may elect not to have its pro rata share of the loans repaid. Any amount prepaid and not applied to Term B Loans or Term C Loans as a result of such election would be applied first to the outstanding balance of the Term A Loans and second to any outstanding balance of Revolving Loans, with any remaining amount being returned to the Company. In connection therewith, a $28,302,000 prepayment was made in the second quarter of 2000 (estimated as $28,349,000 as of January 2, 2000) in respect of the year ended January 2, 2000 and accordingly, $28,349,000 and $28,302,000 are included in 'Current portion of long-term debt' in the accompanying consolidated balance sheets as of January 2, 2000 and April 2, 2000, respectively. The pro

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

rata share of the actual prepayment applicable to the Term B and Term C Loans was $25,719,000. Certain lenders of Term B and Term C Loans elected not to accept an aggregate $8,822,000 of the prepayment and, accordingly, this amount was applied to Term A loans. After consideration of the effect of the estimated excess cash flow prepayment as of January 2, 2000 and assuming lenders of Term B Loans and Term C Loans had elected to accept their pro rata share of such prepayment, the Term Loans would have been due $36,200,000 in 2000 including the estimated excess cash flow prepayment, $9,875,000 in 2001, $11,995,000 in 2002, $14,117,000 in 2003, $14,645,000 in 2004, $88,528,000 in 2005, $228,249,000 in
2006 and $66,479,000 in 2007. The maturities table as of January 2, 2000 includes these Term Loan maturities. After consideration of the effect of the actual cash flow prepayment and its application to each of the classes of the Term Loans, as of April 2, 2000 the Term Loans will be due $33,873,000 during the remaining three quarters of 2000 including the actual cash flow prepayment, $8,666,000 in 2001, $10,316,000 in 2002, $11,966,000 in 2003, $12,378,000 in
2004, $90,052,000 in 2005, $233,146,000 in 2006 and $68,053,000 in 2007. The
maturities table as of April 2, 2000 reflects the effect of these fiscal year Term Loan maturities. Such maturities will change if the Company is required to make any future excess cash flow payments. Pursuant to the Credit Agreement the Company can make voluntary prepayments of the Term Loans. As of March 10, 2000 and April 2, 2000 no such voluntary prepayments had been made. However, if the Company makes voluntary prepayments of the Term B and Term C Loans it will incur prepayment penalties of 1.0% and 1.5%, respectively, of any future amount of such Term Loans repaid through February 25, 2001. Any Revolving Loans would be due in full in March 2005.

    Under the Credit Agreement, substantially all of the Company's assets, other than cash and cash equivalents, are pledged as security. In addition, the Company's obligations with respect to (1) the Notes are guaranteed (the 'Note Guarantees') by Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's and all of their domestic subsidiaries and (2) the Credit Facility are guaranteed (the 'Credit Facility Guaranty') by Triarc Consumer Products Group, Snapple Beverage Group and substantially all of the domestic subsidiaries of Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's. As collateral for the Credit Facility Guaranty, all of the stock of Snapple, Mistic, Stewart's, Arby's, Royal Crown and RC/Arby's and all of their domestic and 65% of the stock of each of their directly-owned foreign subsidiaries is pledged. The Note Guarantees are full and unconditional, are on a joint and several basis and are unsecured. As a result of such guarantees, condensed consolidating financial statements of the Company are presented in Note 21 which depict, in separate columns, the parent companies of each of the issuers of the Notes (Triarc Consumer Products Group, which as previously indicated was formed January 15, 1999, and Snapple Beverage Group), those subsidiaries which are guarantors, those subsidiaries which are non-guarantors, elimination adjustments and the consolidated total. Separate financial statements of the guarantor subsidiaries are not presented because the Company's management has determined that they would not be material to investors.

    The Company's debt agreements contain various covenants which (1) require periodic financial reporting, (2) require meeting financial amount and ratio tests, (3) limit, among other matters (a) the incurrence of indebtedness,
(b) the retirement of certain debt prior to maturity, (c) investments,
(d) asset dispositions and (e) affiliate transactions other than on an arms-length basis and (4) restrict the payment of dividends to Triarc. Under the most restrictive of such covenants, the Company would not be able to pay any dividends or make any loans or advances to Triarc other than the aforementioned one-time distributions, including dividends, paid to Triarc in connection with the Refinancing Transactions. As of January 2, 2000 and April 2, 2000 the Company was in compliance with all of such covenants.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has the following financial instruments for which the disclosure of fair values is required: cash and cash equivalents, accounts receivable and payable, accrued expenses, due to Triarc and long-term debt. The carrying amounts of cash and cash equivalents, accounts payable, accrued

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

expenses and due to Triarc approximated fair value due to the short-term maturities of such assets and liabilities. The carrying amount of accounts receivable approximated fair value due to the related allowance for doubtful accounts. The carrying amounts and fair values of long-term debt (see Note 5) were as follows (in thousands):

                                                  YEAR-END
                                  -----------------------------------------
                                         1998                  1999              APRIL 2, 2000
                                  -------------------   -------------------   -------------------
                                  CARRYING     FAIR     CARRYING     FAIR     CARRYING     FAIR
                                   AMOUNT     VALUE      AMOUNT     VALUE      AMOUNT     VALUE
                                   ------     -----      ------     -----      ------     -----
Credit Facility term loans......  $  --      $  --      $470,088   $470,088   $468,450   $468,450
Notes...........................     --         --       300,000    287,250    300,000    285,000
9 3/4% Senior Notes.............   275,000    278,000      --         --         --         --
Former Beverage Credit
  Agreement.....................   284,333    284,333      --         --         --         --
Other long-term debt............    11,322     11,764      8,672      8,754      7,396      7,598
                                  --------   --------   --------   --------   --------   --------
                                  $570,655   $574,097   $778,760   $766,092   $775,846   $761,048
                                  --------   --------   --------   --------   --------   --------
                                  --------   --------   --------   --------   --------   --------

    The fair values of the term loans under the Credit Agreement and the Former Beverage Credit Agreement approximated their carrying values due to the relatively frequent resets of their floating interest rates. The fair values of the Notes and the 9 3/4% Senior Notes are based on quoted market prices. The fair values of all other long-term debt were either (1) determined by discounting the future scheduled payments using an interest rate assuming the same original issuance spread over a current Treasury bond yield for securities with similar durations or (2) assumed to reasonably approximate their carrying amounts since the remaining maturities are relatively short-term or the carrying amounts of such debt are relatively insignificant.

(7) INCOME TAXES

    As discussed in Note 1, the Company is included in the consolidated Federal income tax return of Triarc. Pursuant to former tax-sharing agreements (the 'Former Tax-Sharing Agreements') between Triarc and each of Snapple Beverage Group (including Stewart's effective August 15, 1998), RC/Arby's and Stewart's (through August 15, 1998) through January 3, 1999 and a revised tax-sharing agreement (the 'Revised Tax-Sharing Agreement') between Triarc and the Company effective January 4, 1999, the Company provides for Federal income taxes on the same basis as if separate consolidated returns for Snapple Beverage Group, RC/Arby's and Stewart's were filed through January 3, 1999 and a separate consolidated return for the Company was filed commencing January 4, 1999. As of January 3, 1999 and January 2, 2000, there were no taxes currently payable since until January 2, 2000 the Company was in a net operating loss carryforward position. As of April 2, 2000, taxes currently payable are included in 'Accrued expenses.'

    The provision for income taxes for the three months ended April 2, 2000 has been provided at the estimated effective tax rate for the year ending
December 31, 2000 of 49%.

    The income (loss) before income taxes and extraordinary charges consisted of the following components (in thousands):

                                                            1997      1998      1999
                                                            ----      ----      ----
Domestic................................................  $(24,807)  $55,050   $46,910
Foreign.................................................       679       221       240
                                                          --------   -------   -------
                                                          $(24,128)  $55,271   $47,150
                                                          --------   -------   -------
                                                          --------   -------   -------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

    The benefit from (provision for) income taxes consisted of the following components (in thousands):

                                                          1997       1998       1999
                                                          ----       ----       ----
Current:
    Federal............................................  $(3,646)  $(11,695)  $    (55)
    State..............................................   (1,051)    (2,665)    (3,416)
    Foreign............................................     (805)      (457)      (409)
                                                         -------   --------   --------
                                                          (5,502)   (14,817)    (3,880)
                                                         -------   --------   --------
Deferred:
    Federal............................................    9,722     (8,407)   (16,793)
    State..............................................      922     (2,060)      (999)
                                                         -------   --------   --------
                                                          10,644    (10,467)   (17,792)
                                                         -------   --------   --------
        Total..........................................  $ 5,142   $(25,284)  $(21,672)
                                                         -------   --------   --------
                                                         -------   --------   --------

    The current deferred income tax benefit and the net non-current deferred income tax (liability) resulted from the following components (in thousands):

                                                                   YEAR-END
                                                              ------------------
                                                               1998       1999
                                                               ----       ----
Current deferred income tax benefit:
    Accrued employee benefit costs..........................  $ 3,363   $  5,843
    Glass front vending machines written off by Quaker......    2,925      2,925
    Allowance for doubtful accounts.........................    2,340      2,374
    Inventory obsolescence reserves.........................    1,210        946
    Accrued production contract losses......................    1,320        778
    Closed facilities reserves..............................    1,371        630
    Accrued interest relating to income tax matters.........    1,123      --
    Accrued lease payments for equipment transferred to
      RTM...................................................    1,082         15
    Other, net..............................................    4,200      2,911
                                                              -------   --------
                                                               18,934     16,422
                                                              -------   --------
Non-current deferred income tax benefit (liability):
    Trademarks basis differences............................  (55,038)   (55,565)
    Reserve for income tax contingencies and other tax
      matters, net..........................................   (4,221)    (2,573)
    Federal net operating loss carryforwards and excess
      income tax payments under tax-sharing agreements......   39,518      --
    Depreciation and other properties basis differences.....    3,978      4,590
    Other intangible assets basis differences...............     (924)    (6,812)
    Deferred franchise fees.................................    2,108      2,376
    Other, net..............................................    5,406      1,304
                                                              -------   --------
                                                               (9,173)   (56,680)
                                                              -------   --------
                                                              $ 9,761   $(40,258)
                                                              -------   --------
                                                              -------   --------

    The increase in the net deferred income tax benefit (liability) from a net benefit of $9,761,000 at January 3, 1999 to a net liability of $40,258,000 at January 2, 2000, or a change of $50,019,000, differs from the provision for deferred income taxes of $17,792,000 for 1999. Such difference is principally due to the transfer of $32,719,000 of deferred income tax benefits to Triarc (see below).

    The Revised Tax-Sharing Agreement provides that the Company would continue to receive benefit for deferred tax assets aggregating $39,518,000 as of January 3, 1999 associated with then existing

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

Federal net operating loss carryforwards and excess Federal income tax payments made in accordance with the Former Tax-Sharing Agreements. However, Triarc had the right to cause the effective transfer of any unutilized benefits from the Company to Triarc, but only to the extent any such transfer would not result in non-compliance with the minimum net worth covenant of the Credit Agreement. During 1999, the Company generated an additional $6,339,000 of such benefits as a result of the extraordinary charges from the early extinguishment of debt (see
Note 15). In accordance with the Revised Tax-Sharing Agreement, during 1999 the Company utilized $13,138,000 of such benefits to offset income taxes otherwise payable on its pre-tax income before extraordinary charges and transferred the remaining $32,719,000 of such deferred tax benefits to Triarc as if such transfer were a distribution from the Company to Triarc. In accordance therewith, the Company recorded a charge to 'Accumulated deficit' and a credit to 'Deferred income taxes' of $32,719,000. As of January 2, 2000, the Company no longer has any net operating loss carryforward benefits available to it under the Revised Tax Sharing Agreement.

    The difference between the reported benefit from (provision for) income taxes and the tax benefit (provision) that would result from applying the 35% Federal statutory rate to the income or loss before income taxes and extraordinary charges is reconciled as follows (in thousands):

                                                           1997       1998       1999
                                                           ----       ----       ----
Income tax benefit (provision) computed at Federal
  statutory rate........................................  $ 8,445   $(19,345)  $(16,502)
(Increase) decrease in Federal tax provision resulting
  from:
    Amortization of non-deductible Goodwill.............   (2,471)    (3,138)    (3,217)
    State income taxes, net of Federal income tax
      effect............................................      (84)    (3,071)    (2,870)
    Foreign tax rate in excess of United States Federal
      statutory rate and foreign withholding taxes, net
      of Federal income tax benefit.....................     (433)      (247)      (212)
    Reversal of provision for income tax
      contingencies.....................................    --         --         1,500
    Other non-deductible, net...........................     (315)       517       (371)
                                                          -------   --------   --------
                                                          $ 5,142   $(25,284)  $(21,672)
                                                          -------   --------   --------
                                                          -------   --------   --------

    The Federal income tax returns of Triarc and its subsidiaries, including RC/Arby's, have been examined by the Internal Revenue Service (the 'IRS') for the tax years from 1989 through 1992 (the '1989 through 1992 Examination'). Prior to 1999 Triarc resolved and settled certain issues with the IRS regarding such audit and in July 1999 Triarc resolved all remaining issues. In connection therewith, the Company paid $4,576,000 during 1997, of which $2,426,000 was the amount of tax due and $2,150,000 was interest thereon, and no further payments are required. Such amounts were charged to reserves principally provided in prior years. The IRS has tentatively completed its examination of the Federal income tax returns of Triarc and its subsidiaries, including RC/Arby's, for the year ended April 30, 1993 and transition period ended December 31, 1993 (the '1993 Examination'). In connection therewith and subject to final processing and approval by the IRS, Triarc has received notices of proposed adjustments, of which $722,000 would increase the taxable income relating to RC/Arby's, resulting in additional taxes and accrued interest payable of $434,000 under the Company's tax-sharing agreement with Triarc. Such additional taxes and accrued interest have been provided for in connection with income tax and related interest contingency reserves established in prior years. During each of 1997 and 1998 the Company provided $1,000,000 included in 'Interest expense' relating to such examinations and other tax matters. As a result of the settlement of the 1989 through 1992 Examinations and the tentative completion of the 1993 Examination, the Company determined that it had excess income tax reserves and interest accruals of $1,500,000 and $2,828,000, respectively, and, accordingly, released such amounts in 1999. The adjustment to the income tax reserves were reported as a reduction of the provision for income taxes of $1,500,000 and the adjustments to interest accruals were reported as a reduction of 'Interest expense' of $2,828,000.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(8) REDEEMABLE PREFERRED STOCK

    On May 22, 1997 Snapple Beverage Group issued 75,000 shares of its redeemable cumulative convertible preferred stock, $1.00 par value (the 'Redeemable Preferred Stock') to Triarc for $75,000,000. On August 21, 1997 each of the 75,000 outstanding shares of Redeemable Preferred Stock was converted into 1/100 of a share as a result of a 1:100 reverse stock split, resulting in 750 issued and outstanding shares of Redeemable Preferred Stock. On
February 23, 1999 Triarc contributed the Redeemable Preferred Stock to Triarc Consumer Products Group. The Redeemable Preferred Stock bore a cumulative annual dividend of 10% on stated value compounded annually for any undeclared dividends, payable in cash or additional shares of Redeemable Preferred Stock, if declared by, and at the option of, the Company. The cumulative dividends not declared or paid of $4,604,000, $7,983,000 and $1,192,000 for 1997, 1998 and
1999 (through February 23, 1999), respectively, were accounted for as increases in 'Redeemable preferred stock' with offsetting charges to 'Contributed capital' since payment of the dividends was not solely in the control of the Company. As a result of the contribution of the Redeemable Preferred Stock to Triarc Consumer Products Group the Company credited the $88,779,000 carrying value of such stock, reflecting the cumulative unpaid dividends of $13,779,000 through February 23, 1999, to 'Member's deficit.'

(9) MEMBER'S DEFICIT

    Snapple Beverage Group adopted the Snapple Beverage Group, Inc. 1997 Stock Option Plan (the 'Snapple Beverage Plan') in 1997 which provides for the grant of options to purchase shares of Snapple Beverage Group common stock (the 'Snapple Beverage Common Stock') to key employees, officers, directors and consultants of Snapple Beverage Group, Triarc and their affiliates. The Snapple Beverage Plan provides for a maximum of 150,000 shares of Snapple Beverage Common Stock to be issued upon the exercise of stock options and there remain 2,050 shares available for future grants under the Snapple Beverage Plan as of January 2, 2000 and April 2, 2000. A summary of changes in outstanding stock options under the Snapple Beverage Plan is as follows:

                                                                                WEIGHTED
                                                                                 AVERAGE
                                           OPTIONS          OPTION PRICE      OPTION PRICE
                                           -------          ------------      ------------
Granted during 1997......................    76,250            $147.30           $147.30
                                           --------
Outstanding at December 28, 1997.........    76,250            $147.30           $147.30
Granted during 1998......................    72,175            $191.00           $191.00
Terminated during 1998...................    (3,000)           $147.30           $147.30
                                           --------
Outstanding at January 3, 1999...........   145,425      $147.30 and $191.00     $168.99
Changes in options relating to equitable
  adjustments of option prices during
  1999 discussed below:
    Cancellation.........................  (144,675)     $147.30 and $191.00     $169.10
    Reissuance...........................   144,675      $107.05 and $138.83     $122.90
Granted during 1999......................     4,850            $311.99           $311.99
Exercised during 1999....................      (500)           $107.05           $107.05
Terminated during 1999...................    (2,325)      $107.05 - $311.99      $170.72
                                           --------
Outstanding at January 2, 2000 and
  April 2, 2000..........................   147,450       $107.05 - $311.99      $128.55
                                           --------
                                           --------
Exercisable at January 2, 2000 and
  April 2, 2000..........................    47,723      $107.05 and $138.83     $123.07
                                           --------
                                           --------

    Stock options are granted at fair value at the date of grant as determined by independent appraisals. The weighted average grant date fair value of the options granted during 1997 and 1998 was

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

$50.75 and $60.01, respectively. The weighted average grant date fair value of the options granted during 1999 was $222.69 for the 144,675 reissued options and $102.75 for the 4,850 granted options. Stock options have maximum terms of ten years and generally vest ratably over periods approximating three years. However, the options reissued (see below) in 1999 vest or vested ratably on July 1 of 1999, 2000 and 2001.

    The following table sets forth information relating to stock options outstanding and exercisable at January 2, 2000 and April 2, 2000:

                 STOCK OPTIONS OUTSTANDING
------------------------------------------------------------       STOCK OPTIONS
                                         WEIGHTED AVERAGE         EXERCISABLE AND
                  OUTSTANDING AT        YEARS REMAINING AT        OUTSTANDING AT
                  YEAR-END 1999       ----------------------       YEAR-END 1999
   OPTION          AND APRIL 2,       YEAR-END      APRIL 2,       AND APRIL 2,
   PRICE               2000             1999          2000             2000
   -----               ----             ----          ----             ----
  $107.05             71,000            7.6            7.4            23,667
  $138.83             72,175            8.5            8.2            24,056
  $311.99              4,275            9.4            9.2            --
                     -------                                          ------
                     147,450            8.1            7.8            47,723
                     -------                                          ------
                     -------                                          ------

    The Snapple Beverage Plan provides for an equitable adjustment of options in the event of a recapitalization or similar event. The exercise prices of the options granted in 1997 and 1998 were equitably adjusted in 1999 to adjust for the effects of net distributions of $91,342,000, principally consisting of transfers of cash and deferred tax assets from Snapple Beverage Group to Triarc, partially offset by the effect of the contribution of Stewart's to Snapple Beverage Group effective May 17, 1999. The exercise prices of the options granted in 1997 and 1998 were equitably adjusted from $147.30 and $191.00 per share, respectively, to $107.05 and $138.83 per share, respectively, and a cash payment (the 'Cash Payment') of $51.34 and $39.40 per share, respectively, is due to the option holder following the exercise of the stock options and either
(1) the sale by the option holder to the Company of shares of Snapple Beverage Common Stock received upon the exercise of the stock options or (2) the consummation of an initial public offering of Snapple Beverage Common Stock (collectively, the 'Cash Payment Events'). The Company is responsible for the Cash Payment to its employees who are option holders and Triarc is responsible for the Cash Payment to its employees who are option holders either directly or through reimbursement to the Company. As disclosed in Note 1, the Company accounts for stock options in accordance with the intrinsic value method. In accordance therewith, the equitable adjustment, exclusive of the Cash Payment, is considered a modification to the terms of existing options. For purposes of disclosure, including the determination of the pro forma compensation expense set forth below, the equitable adjustment is reflected in accordance with the fair value method whereby it results in the deemed cancellation of existing options and the reissuance of new options. See Note 10 for disclosure of the compensation expense being recognized ratably over the vesting period of the stock options for such cash to be paid. No compensation expense will be recognized for the changes in the exercise prices of the outstanding options because such modifications to the options did not create a new measurement date under the intrinsic value method.

    In 1995 the Company granted the syndicated lending bank in connection with a former bank facility of Mistic and two senior officers of Mistic stock appreciation rights (the 'Mistic Rights') for the equivalent of 3% and 9.7%, respectively, of Mistic's outstanding common stock plus the equivalent shares represented by such stock appreciation rights. The Mistic Rights granted to the syndicating lending bank were immediately vested and of those granted to the senior officers, one-third vested over time and two-thirds vested depending on Mistic's performance. The Mistic Rights provided for appreciation in the per-share value of Mistic common stock above a base price of $28,637 per share, which was equal to the price per share paid by Triarc at the time of the Mistic acquisition in 1995. The value of the Mistic Rights granted to the syndicating lending bank was recorded as deferred financing

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

costs. The Company recognized periodically the estimated increase or decrease in the value of the Mistic Rights; such amounts were not significant to the Company's consolidated results of operations in 1997. In connection with the refinancing of the former Mistic bank facility in May 1997, the Mistic Rights granted to the syndicating lending bank were repurchased by the Company for $492,000; the $177,000 excess of such cost over the then recorded value of such rights of $315,000 was recorded as 'Interest expense' during 1997. In addition, the Mistic Rights granted to the two senior officers were canceled in 1997 in consideration for, among other things, their participation in the Snapple Beverage Plan. Since the estimated per-share value of the Mistic common stock at the time of such cancellation was lower than the base price of the Mistic Rights, no income or expense was required to be recorded as a result of such cancellation.

    The Company has not recognized any compensation expense for the stock options granted since it accounts for stock options in accordance with the intrinsic value method. Had compensation cost for such option grants, including those options granted to employees of Triarc and affiliates, been determined in accordance with the fair value method, the Company's pro forma net income (loss) for 1997, 1998, 1999 and the quarter ended April 2, 2000 would have been $(22,264,000), $28,277,000, $9,568,000 and $234,000, respectively. Such pro forma net income (loss) adjusts the net income (loss) as set forth in the accompanying consolidated statements of operations to reflect (1) compensation expense for all stock option grants, including those options reissued in 1999 as a result of equitable adjustments of option prices, based on the fair value method and (2) the income tax effects thereof. The fair values of stock options granted on the date of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: (1) risk-free interest rate of 6.22%, 5.54% and 5.69% for the 1997, 1998 and 1999 grants, respectively, (2) expected option life of 7 years, 7 years and 5.7 years, respectively, and (3) dividends would not be paid. Since the Snapple Beverage Common Stock is not publicly traded, volatility was not applicable. The weighted average expected option life of 5.7 years for the 1999 grants has been adjusted to reflect the remaining expected life of the 144,675 reissued options for which the original vesting dates were not changed. The above 1999 pro forma amounts may not be representative of the effects on net income in 2000 because of the combined effect of there being no option grants prior to 1997 when the plan was adopted and the approximate three-year vesting period.

(10) CAPITAL STRUCTURE REORGANIZATION RELATED CHARGES

    As disclosed in Note 9, the Company must make cash payments of $51.34 and $39.40 per share for stock options granted in 1997 and 1998, respectively, upon the Cash Payment Events. The capital structure reorganization related charge of $3,348,000 in 1999 represents the vested portion as of January 2, 2000 of the aggregate maximum $4,076,000 Cash Payments to be paid by the Company to its employees who are option holders and recognized over the full vesting period assuming all remaining outstanding stock options either have vested or will become vested, net of credits for forfeitures of non-vested stock options of terminated employees. The $204,000 charge in the three months ended April 2, 2000 represents the portion of the Cash Payments to be paid by the Company to the extent of the vesting of options during such quarter.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(11) CHARGES (CREDIT) RELATED TO POST-ACQUISITION TRANSITION, INTEGRATION AND CHANGES TO BUSINESS STRATEGIES

    The 1997 charges related to post-acquisition transition, integration and changes to business strategies are attributed to the Snapple Acquisition and the Stewart's Acquisition during 1997 and consisted of the following (in thousands):

Non-cash charges:
    Write down glass front vending machines based on the
      Company's change in estimate of their value
      considering the Company's plans for their future
      use(a)................................................  $12,557
    Provide additional reserves for doubtful accounts
      related to Snapple ($2,254) and the effect of the
      Snapple Acquisition ($975) on collectibility of a
      receivable from MetBev, Inc., an affiliate, based on
      the Company's change in estimate of the related
      write-off to be incurred(b)...........................    3,229
Cash obligations:
    Provide additional reserves for legal matters based on
      the Company's change in Quaker's estimate of the
      amounts required reflecting the Company's plans and
      estimates of costs to resolve such matters(c).........    6,697
    Provide for certain costs in connection with the
      successful consummation of the Snapple Acquisition and
      the Mistic refinancing in connection with entering
      into the Former Beverage Credit Agreement(d)..........    4,000
    Provide for fees paid to Quaker pursuant to a transition
      services agreement(e).................................    2,819
    Provide for the portion of promotional expenses relating
      to the period of 1997 prior to the Snapple Acquisition
      as a result of the Company's then current operating
      expectations(f).......................................    2,510
    Provide for costs, principally for independent
      consultants, incurred in connection with the
      conversion of Snapple to the Company's operating and
      financial information systems(g)......................    1,603
    Sign-on bonus related to the Stewart's Acquisition......      400
                                                              -------
                                                              $33,815
                                                              -------
                                                              -------

---------

 (a) During Quaker's ownership of Snapple, the glass front vending machines were held for sale to distributors and, accordingly, were carried at their estimated net realizable value. During the business transition following the Snapple Acquisition, the Company became aware that these machines were frequently unreliable in the field. The Company made the decision to correct the mechanical defects in the machines and to allow distributors to use the machines at locations chosen by them, without the cost of purchasing them. By deciding to no longer sell the glass front vending machines, the Company will not recover from its customers the value of the machines acquired in the Snapple Acquisition. Accordingly, because the Company expects no specific identifiable future cash flows, in 1997 the Company wrote off an amount representing the excess of the carrying value of the machines over their estimated scrap value given the Company's decision described above.

 (b) In the transition following the Snapple Acquisition, the Company decided that, in order to improve relationships with customers, it would not actively seek to collect certain past due balances, disputed amounts or amounts that were not sufficiently supportable, and provided additional reserves for doubtful accounts of $2,254,000. The Company's soft drink concentrate segment sold finished products through MetBev, Inc. ('MetBev'), a distributor in the New York metropolitan area in which the Company owns a 44.7% voting interest. Prior to the Snapple Acquisition, the MetBev business was sold to a competitor of Snapple. When the Company acquired Snapple, it recognized that its efforts to rebuild Snapple would have a severe competitive effect on the acquiror
                                              (footnotes continued on next page)

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(footnotes continued from previous page) of the MetBev business. The Company acquired Snapple with the intent that Snapple would regain market share it had lost in the New York metropolitan area. As a result of the Snapple Acquisition and the Company's business strategy, the Company concluded that the remaining $975,000 receivable from MetBev would more likely than not become uncollectible.

 (c) In the transition following the Snapple Acquisition, the Company decided that, in order to improve relationships with customers and reverse Snapple's sales decline, it would attempt to settle as many of the legal matters pending at the time of the Snapple Acquisition, in particular the Rhode Island Beverages Matter described below, as quickly as possible. Accordingly, the Company provided $6,697,000 representing the excess of the Company's estimate to settle such claims over the existing reserves established by Quaker as of the date of the Snapple Acquisition.

     The Company, through its ownership of Snapple, owned 50% of the stock of Rhode Island Beverage Packing Company, L.P. ('Rhode Island Beverages') prior to its disposition in February 1998. Snapple and Quaker were defendants in a breach of contract case filed in April 1997 by Rhode Island Beverages prior to the Snapple Acquisition (the 'Rhode Island Beverages Matter'). The Rhode Island Beverages Matter was settled in February 1998 and in accordance therewith the Company surrendered (1) its 50% investment in Rhode Island Beverages ($550,000) and (2) certain properties ($1,202,000) and paid Rhode Island Beverages $8,230,000. The settlement amounts were fully provided for in a combination of (1) $6,530,000 of the $6,697,000 of legal reserves described above, (2) $3,321,000 of reserves for losses in long-term production contracts established in the Snapple Acquisition purchase accounting and (3) $131,000 of an accrual related to the Rhode Island Beverages long-term production contract included in historical liabilities at the date of the Snapple Acquisition (see
     Note 3).

 (d) In connection with the Snapple Acquisition and the related refinancing of the debt of Mistic, Snapple and Mistic paid a $4,000,000 fee to Triarc on May 22, 1997 in order to compensate Triarc for its recurring indirect costs incurred while providing assistance in consummating these transactions.

 (e) During the transition following the Snapple Acquisition, the Company paid $2,819,000 to Quaker in return for Quaker providing certain operating and accounting services for Snapple for a six-week period in accordance with the terms of a transition services agreement. Quaker performed these services while the Company transitioned the records, operations and management to the Company and its systems.

 (f) In the transition following the Snapple Acquisition, the Company decided that, in order to improve relationships with customers, the Company would not pursue collection of the many questionable claimed promotional credits and recognized within 'Charges (credit) related to post-acquisition transition, integration and changes to business strategies' the $2,510,000 of promotional costs in June 1997 which were in excess of the high end of the range of the Company's expectations for promotional costs.

 (g) In the transition following the Snapple Acquisition, the Company recognized $1,603,000 of costs incurred to engage various consultants to help the Company plan for the related systems and business procedure modifications necessary in order to be able to manage the Snapple business.

    As of December 28, 1997 all cash obligations had been liquidated other than $6,697,000 of the additional reserves for legal matters, which were liquidated during the year ended January 3, 1999.

    The 1999 credit related to post-acquisition transition, integration and changes to business strategies of $549,000 resulted from changes in the estimated amount of the additional Snapple reserves for doubtful accounts originally provided during 1997 (see (b) above). As of January 2, 2000, all of the other additional reserves for doubtful accounts had been fully utilized to write off related receivables.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(12) FACILITIES RELOCATION AND CORPORATE RESTRUCTURING CHARGES (CREDITS)

    The components of facilities relocation and corporate restructuring charges (credits) in 1997 and 1999 and an analysis of related activity in the facilities relocation and corporate restructuring accrual are as follows (in thousands):

                                                                               1997
                                         ---------------------------------------------------------------------------------
                                          BALANCE                               WRITE-OFF                       BALANCE
                                         JANUARY 1,                             OF RELATED                    DECEMBER 28,
                                          1997(a)     PROVISION(b)   PAYMENTS     ASSETS     ADJUSTMENTS(b)       1997
                                          -------     ------------   --------     ------     --------------       ----
Cash obligations:
 Employee severance and related
   termination costs associated with
     The sale of all company-owned
       restaurants.....................    $--           $4,897      $(3,088)      $--           $--            $1,809
     The relocation of Royal Crown's
       corporate headquarters..........     2,028           500       (1,463)       --             (1)           1,064
     A Royal Crown plant closing.......       172          --           (173)       --              1             --
     Other.............................     --               29          (29)       --            --              --
 Employee relocation costs associated
   with
     The sale of all company-owned
       restaurants.....................     --              700         (327)       --            --               373
     The relocation of Royal Crown's
       corporate headquarters..........     --              637         (894)       --            --              (257)
 Estimated costs related to the
   sublease of excess office space
   associated with
     The sale of all company-owned
       restaurants.....................       382          --           (140)       --             (87)            155
     The relocation of Royal Crown's
       corporate headquarters..........       110          --            --         --            --               110
 Estimated costs other than severance
   of a Royal Crown plant closing......       300          --           (128)       --            (172)           --
Non-cash charges:
 Estimated write-off of equipment in
   connection with a Royal Crown plant
   closing.............................       150          --            --        (143)            (7)           --
 Write-off of certain beverage
   distribution rights.................     --              300          --        (300)          --              --
                                           ------        ------      -------      -----          -----          ------
                                           $3,142        $7,063      $(6,242)     $(443)         $(266)         $3,254
                                           ------        ------      -------      -----          -----          ------
                                           ------        ------      -------      -----          -----          ------

                                                                              1998
                                                      -----------------------------------------------------
                                                        BALANCE                                   BALANCE
                                                      DECEMBER 29,                               JANUARY 3,
                                                          1997       PAYMENTS   ADJUSTMENTS(c)      1999
                                                          ----       --------   --------------      ----
Cash obligations:
 Employee severance and related termination costs
   associated with
     The sale of all company-owned restaurants......     $1,809      $(1,236)       $--             $  573
     The relocation of Royal Crown's corporate
       headquarters.................................      1,064         (601)        --                463
 Employee relocation costs associated with
     The sale of all company-owned restaurants......        373          (24)         (65)             284
     The relocation of Royal Crown's corporate
       headquarters.................................       (257)        --           --               (257)
 Estimated costs related to the sublease of excess
   office space associated with
     The sale of all company-owned restaurants......        155          (53)        (102)           --
     The relocation of Royal Crown's corporate
       headquarters.................................        110         --           --                110
                                                         ------      -------        -----           ------
                                                         $3,254      $(1,914)       $(167)          $1,173
                                                         ------      -------        -----           ------
                                                         ------      -------        -----           ------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                                                  1999
                                                             -----------------------------------------------
                                                              BALANCE                              BALANCE
                                                             JANUARY 3,                           JANUARY 2,
                                                                1999      PAYMENTS   CREDITS(d)      2000
                                                                ----      --------   ----------      ----
Cash obligations:
 Employee severance and related termination costs
   associated with
     The sale of all company-owned restaurants.............    $  573      $(457)      $(116)       $--
     The relocation of Royal Crown's corporate
       headquarters........................................       463       (158)       (305)        --
 Employee relocation costs associated with
     The sale of all company-owned restaurants.............       284        (97)       (187)        --
     The relocation of Royal Crown's corporate
       headquarters........................................      (257)      --           257         --
 Estimated costs related to the sublease of excess office
   space associated with
     The relocation of Royal Crown's corporate
       headquarters........................................       110       --          (110)        --
                                                               ------      -----       -----        ----
                                                               $1,173      $(712)      $(461)       $--
                                                               ------      -----       -----        ----
                                                               ------      -----       -----        ----

---------

 (a) The facilities relocation and corporate restructuring accrual as of January 1, 1997 resulted from the remaining balances from 1996 provisions and consisted principally of (1) employee severance costs associated with the 1997 termination of 35 headquarters employees, principally in finance and accounting, legal, marketing and human resources, in connection with the relocation (the 'Royal Crown Relocation') of Royal Crown's corporate headquarters which were centralized with Snapple Beverage Group's offices in White Plains, New York and 5 operations employees at Royal Crown's Ohio production facility which was shut down, (2) estimated losses on planned subleases of surplus subsidiary headquarters and divisional office space principally for rent and common area maintenance costs for the estimated period the surplus space would remain unoccupied as a result of the then planned sale of company-owned restaurants and the Royal Crown Relocation and (3) the shutdown of Royal Crown's Ohio production facility (principally for (a) an estimated $150,000 write-off of obsolete steel drums used to send concentrate to bottlers and (b) estimated cash obligations principally for an estimated $150,000 for refurbishing the plant and $50,000 for the transfer of equipment to the Company's other soft drink concentrate plant).

 (b) The 1997 facilities relocation and corporate restructuring charges principally related to (1) employee severance and related termination costs associated with restructuring the restaurant segment in connection with the RTM Sale (see Note 3) and, to a much lesser extent, employee severance and related termination costs of three additional Royal Crown headquarters employees terminated in 1997, (2) employee relocation costs, which are expensed as incurred, associated with the RTM Sale and the Royal Crown Relocation and (3) the write-off of the remaining unamortized costs of certain beverage distribution rights reacquired in prior years and no longer being utilized by the Company as a result of the sale or liquidation of the assets and liabilities of MetBev. The severance and termination costs in the restaurant segment were as a result of the termination in 1997 of 54 employees principally in finance and accounting, owned restaurant operations, marketing and human resources as well as the president and chief executive officer of Arby's. Adjustments to the accrual for estimated costs related to the sublease of excess office space which were associated with the sale of company-owned restaurants resulted from subsequent favorable lease negotiations with the landlord for the divisional office space. Adjustments to the accrual for estimated costs of the Royal Crown plant closing resulted from lower than expected actual costs associated with the plant closing, specifically estimated costs for refurbishing the plant, compared with the costs originally estimated.
                                              (footnotes continued on next page)

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(footnotes continued from previous page)

 (c) The 1998 adjustments principally relate to the sublease of excess office space associated with the RTM Sale which resulted from subsequent favorable lease negotiations with the landlord.

 (d) The 1999 facilities relocation and corporate restructuring credits principally relate to severance and related termination costs associated with the Royal Crown Relocation and the RTM Sale. Such adjustments aggregated $461,000 and resulted from relatively insignificant changes to the original estimates used in determining the related provisions for facilities relocation and corporate restructuring in 1996 and 1997 which aggregated $14,863,000.

(13) GAIN (LOSS) ON SALE OF BUSINESSES, NET

    The 'Gain (loss) on sale of businesses, net' as reflected in the accompanying consolidated statements of operations was $(3,513,000), $5,016,000, $(533,000) and $96,000 in 1997, 1998, 1999 and the three months ended April 2,
2000, respectively. The loss in 1997 consisted of $4,089,000 of loss from the RTM Sale (see Note 3) less the $576,000 of recognized gain on the C&C Sale (see
Note 3). The gain in 1998 consisted of (1) $4,702,000 of gain from the sale of Select Beverages, Inc. ('Select Beverages') (see below) and (2) $314,000 of additional recognition of deferred gain from the C&C Sale. The loss in 1999 consisted of an $889,000 reduction to the gain from the sale of Select Beverages recorded in 1998 (see below) less $356,000 of additional recognition of deferred gain from the C&C Sale. The gain in the three-month period ended April 2, 2000 represents additional recognition of deferred gain from the C&C Sale.

    The Company owned 20% of Select Beverages until its sale on May 1, 1998. On May 1, 1998 the Company sold its interest in Select Beverages for $28,342,000, subject to certain post-closing adjustments. The Company recognized a pre-tax gain on the sale of Select Beverages during 1998 of $4,702,000, representing the excess of the net sales price over the Company's carrying value of the investment in Select Beverages and related estimated post-closing adjustments and expenses. During 1999 the Company recorded an $889,000 reduction to the gain from the sale of Select Beverages resulting from a post-closing adjustment to the purchase price higher than the adjustment originally estimated in determining the $4,702,000 gain recorded in 1998.

(14) OTHER INCOME, NET

    Other income, net consisted of the following income (expense) components (in thousands):

                                                                                  FIRST
                                                                                 QUARTER
                                                       1997     1998     1999     2000
                                                       ----     ----     ----     ----
Interest income.....................................  $1,671   $3,754   $5,340    $702
Gain on lease termination...........................     892     --        651     202
Gain (loss) on sales of properties..................   1,008      502     (202)    (6)
Rental income.......................................     894      916      129    --
Equity in income (loss) of investees................     862   (1,222)    --      --
Other, net..........................................     205    1,348      864      68
                                                      ------   ------   ------    ----
                                                      $5,532   $5,298   $6,782    $966
                                                      ------   ------   ------    ----
                                                      ------   ------   ------    ----

    The equity in income (loss) of investees consists of the Company's equity in the income or loss of Select Beverages (see Note 13) and amortization of the excess of the Company's investment in Select Beverages over the underlying equity in its net assets in 1998 of $341,000 through the May 1998 sale of Select Beverages. The Company did not recognize any equity in the income of Rhode Island Beverages prior to the Company's surrendering such investment in February 1998 since at the date of the Snapple Acquisition the investment in Rhode Island Beverages, which was owned by Snapple, was expected to be surrendered in connection with the settlement of the Rhode Island Beverages Matter (see Note
11).

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(15) EXTRAORDINARY CHARGES

    The 1997 extraordinary charges resulted from the early extinguishment or assumption of (1) the Mortgage Notes and Equipment Notes assumed by RTM in connection with the RTM Sale (see Note 3) and (2) obligations under a former bank facility of Mistic refinanced in connection with entering into the Former Beverage Credit Agreement (see Note 5). The 1999 extraordinary charges resulted from the early extinguishment of (1) obligations under the Former Beverage Credit Agreement and (2) the 9 3/4% Senior Notes (see Note 5). The components of such extraordinary charges were as follows (in thousands):

                                                               1997     1999
                                                               ----     ----
Write-off of previously unamortized deferred financing
  costs.....................................................  $4,839   $10,792
Payment of redemption premium...............................    --       7,662
Write-off of previously unamortized interest rate cap
  agreement costs...........................................    --         146
                                                              ------   -------
                                                               4,839    18,600
Income tax benefit..........................................   1,885     6,828
                                                              ------   -------
                                                              $2,954   $11,772
                                                              ------   -------
                                                              ------   -------

(16) RETIREMENT AND OTHER BENEFIT PLANS

    On September 1, 1999 several of the Company's 401(k) defined contribution plans (the 'Former Plans') merged into one existing 401(k) defined contribution plan of Triarc (the 'Plan' and, collectively with the Former Plans, the 'Plans') in which the Company was also participating. The Plans cover or covered all of the Company's employees, upon the addition of Stewart's employees on May 1, 1998, who meet certain minimum requirements and elect to participate, excluding a limited number of employees working under certain union contracts. Under the provisions of the Plans, employees may contribute various percentages of their compensation ranging up to a maximum of 15%, subject to certain limitations. Effective September 1, 1999 the Plan provides for Company matching contributions at 50% of employee contributions up to the first 6% thereof. Prior thereto, the Plans provided for Company matching contributions at either (1) 50% of employee contributions up to the first 5% thereof or (2) 100% of employee contributions up to the first 3% thereof. In addition, the Plans provide or provided for annual Company profit-sharing contributions of a discretionary aggregate amount to be determined by the employer. In connection with both of these employer contributions, the Company provided as compensation expense $1,181,000, $1,470,000, $1,756,000 and $542,000 in 1997, 1998, 1999 and the three months ended April 2, 2000, respectively.

    The Company maintains a defined benefit plan for eligible employees through December 31, 1988 of certain subsidiaries, benefits under which were frozen in 1992. The net periodic pension cost for 1997, 1998, 1999 and the three months ended April 2, 2000, as well as the accrued pension cost as of January 3, 1999, January 2, 2000 and April 2, 2000, were insignificant.

    The Company maintains unfunded postretirement medical and death benefit plans for a limited number of retired employees of certain subsidiaries who have provided certain minimum years of service. The medical benefits are principally contributory while death benefits are noncontributory. The net postretirement benefit cost for 1997, 1998, 1999 and the three months ended April 2, 2000, as well as the accumulated postretirement benefit obligation as of January 3, 1999, January 2, 2000 and April 2, 2000, were insignificant.

    Triarc has granted stock options to purchase Class A common stock of Triarc (the 'Triarc Common Stock') to certain key employees of the Company under several equity plans of Triarc. Such options include 610,000 granted at exercise prices below the fair market values of the Triarc Common Stock at the dates of grant. Compensation expense for the excess of the fair market values at the date of grant

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

over the exercise prices is being recognized over the applicable vesting period. Reversals of prior charges resulting from forfeitures of certain of these options in connection with employee terminations (the 'Forfeiture Adjustments') reduce compensation expense. Such compensation expense, which is charged to the Company rather than Triarc since the key employees who were granted the options provide services to the Company and not to Triarc, aggregated $144,000 (net of $325,000 of Forfeiture Adjustments), $287,000 (net of $14,000 of Forfeiture Adjustments), $88,000 (net of $17,000 of Forfeiture Adjustments) and $12,000 (net of $6,000 of Forfeiture Adjustments) for 1997, 1998, 1999 and the three months ended April 2, 2000, respectively, and is included in 'General and administrative' in the accompanying consolidated statements of operations. As of January 2, 2000 there remained $18,000 to be recognized as compensation expense in the first quarter of 2000 when the remaining outstanding below market stock options became fully vested.

(17) LEASE COMMITMENTS

    The Company leases buildings and machinery and equipment. Prior to the RTM Sale, some leases provided for contingent rentals based upon sales volume. In connection with the RTM Sale in May 1997, substantially all operating and capitalized lease obligations associated with the sold restaurants were assumed by RTM (see Note 3), although the Company remains contingently liable if the future lease payments (which could potentially aggregate a maximum of approximately $89,000,000 and $87,000,000 as of January 2, 2000 and April 2, 2000, respectively, assuming RTM has made all scheduled payments to date under such lease obligations) are not made by RTM.

    Rental expense under operating leases consisted of the following components (in thousands):

                                                                                  FIRST
                                                                                 QUARTER
                                                      1997      1998     1999     2000
                                                      ----      ----     ----     ----
Minimum rentals....................................  $14,952   $7,463   $6,729   $1,750
Contingent rentals.................................      204     --       --       --
                                                     -------   ------   ------   ------
                                                      15,156    7,463    6,729    1,750
Less sublease income...............................    6,027    4,354    2,986      832
                                                     -------   ------   ------   ------
                                                     $ 9,129   $3,109   $3,743   $  918
                                                     -------   ------   ------   ------
                                                     -------   ------   ------   ------

    The Company's future minimum rental payments, excluding the aforementioned lease obligations assumed by RTM, and sublease rental income for leases having an initial lease term in excess of one year as of January 2, 2000 and April 2, 2000, respectively, are as follows (in thousands):

                                                            RENTAL PAYMENTS       SUBLEASE
                                                        -----------------------    INCOME-
                                                        CAPITALIZED   OPERATING   OPERATING
FISCAL YEAR                                               LEASES       LEASES      LEASES
-----------                                               ------       ------      ------
2000..................................................     $ 53        $ 7,832     $ 3,168
2001..................................................       46          7,763       2,809
2002..................................................       19          6,504       2,052
2003..................................................       15          6,489       1,804
2004..................................................       12          5,262       1,781
Thereafter............................................       10         24,167       3,781
                                                           ----        -------     -------
    Total minimum payments............................      155        $58,017     $15,395
                                                                       -------     -------
                                                                       -------     -------
Less interest.........................................       27
                                                           ----
Present value of minimum capitalized lease payments...     $128
                                                           ----
                                                           ----

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                            RENTAL PAYMENTS       SUBLEASE
                                                        -----------------------    INCOME-
   TWELVE                                              CAPITALIZED   OPERATING   OPERATING
MONTHS ENDED                                              LEASES       LEASES      LEASES
------------                                              ------       ------      ------
April 1, 2001.........................................     $ 48        $ 7,749     $ 2,945
March 31, 2002........................................       39          7,723       2,560
March 30, 2003........................................       19          6,672       1,838
March 28, 2004........................................       14          6,513       1,745
April 3, 2005.........................................       11          4,882       1,497
Thereafter............................................        9         22,987       3,593
                                                           ----        -------     -------
    Total minimum payments............................      140        $56,526     $14,178
                                                                       -------     -------
                                                                       -------     -------
Less interest.........................................       24
                                                           ----
Present value of minimum capitalized lease payments...     $116
                                                           ----
                                                           ----

    The present value of minimum capitalized lease payments is included, as applicable, with 'Long-term debt' or 'Current portion of long-term debt' in the accompanying consolidated balance sheets.

(18) TRANSACTIONS WITH RELATED PARTIES

    The following is a summary of transactions between the Company and its related parties (in thousands):

                                                                            THREE MONTHS
                                                                               ENDED
                                                                              APRIL 2,
                                             1997       1998       1999         2000
                                             ----       ----       ----         ----
Purchases of raw materials from
  Triarc(a)...............................  $17,159   $123,014   $153,930     $32,189
Costs allocated to the Company by Triarc
  under management services
  agreements(b)...........................    9,417     10,500     10,656       2,696
Capital contribution of Redeemable
  Preferred Stock (Note 8)................    --         --        88,779      --
Other capital contributions(c)............   30,015      --        12,056       1,600
Compensation costs charged to the Company
  by Triarc for below market stock options
  (Note 16)...............................      144        287         88          12
Cash dividends paid to Triarc (Note 5)....    --        23,556    204,746      --
Transfer of deferred income tax benefits
  to Triarc as if it were a distribution
  (Note 7)................................    --         --        32,719      --
Dividend of receivable from Triarc(d).....    --         --         4,954      --
Sale of promissory notes to Triarc(e).....    --         --         2,000      --
Cumulative dividends on the Redeemable
  Preferred Stock recorded but not
  declared or paid (Note 8)...............    4,604      7,983      1,192      --
Interest income on notes receivable from
  Triarc(f)...............................      230        118      --         --
Interest expense on notes payable to:
    Chesapeake Insurance Company
      Limited(g)..........................      130         27      --         --
    Triarc(g).............................    1,278         12      --         --
Issuance of Redeemable Preferred Stock
  (Note 8)................................   75,000      --         --         --
Repurchase of $720 principal amount of
  promissory notes due from franchisees
  from SEPSCO, LLC, a subsidiary of
  Triarc, at fair value...................      690      --         --         --
Payments to Triarc for usage of
  aircraft................................       32      --         --         --

                                                        (footnotes on next page)

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(footnotes from previous page)

 (a) The Company purchases certain raw materials from Triarc at Triarc's purchase cost from unaffiliated third-party suppliers. At January 3, 1999, January 2, 2000 and April 2, 2000, $18,618,000, $21,543,000 and
     $21,639,000, respectively, for amounts owed for such purchases were included in 'Due to Triarc Companies, Inc.' in the accompanying consolidated balance sheets.

 (b) The Company receives from Triarc certain management services, including legal, accounting, tax, insurance, financial and other management services, under management services agreements. Until February 25, 1999 such costs were allocated to the Company by Triarc based upon the pro rata share of the sum of the greater of income before income taxes, depreciation and amortization and 10% of revenues for each of the Company's principal operating subsidiaries to the aggregate for all of Triarc's principal operating subsidiaries, except that such costs paid by Mistic through May 22, 1997 were limited to amounts permitted under a former Mistic bank facility and such costs paid by Mistic and Snapple commencing May 22, 1997 and Stewart's commencing August 15, 1998 were limited to amounts permitted under the Former Beverage Credit Agreement. In connection with the Refinancing Transactions, on February 25, 1999 the Company entered into two (one each with respect to the combined beverage businesses of Triarc Consumer Products Group (the 'Triarc Beverage Group') and Arby's) amended management services agreements with Triarc. The agreements provide for annual fixed fees of $6,700,000 for Triarc Beverage Group and $3,800,000 for Arby's plus, commencing January 1, 2000, annual cost of living adjustments. As of January 1, 2000 the fixed fees increased to $6,881,000 for Triarc Beverage Group and $3,903,000 for Arby's. Management of the Company believes that such allocation method through February 25, 1999 was reasonable. Further, management of the Company believes that such allocations or charges, as applicable, approximate the costs that would have been incurred by the Company on a stand alone basis.

 (c) In 1997 Mistic was prohibited from paying $625,000 of management services fees described in (b) above under the terms of its former bank facility and, accordingly, such amount was accounted for as a capital contribution from Triarc in 1997. In May 1997, in connection with the RTM Sale, ARHC and AROC issued 950 of each of their common shares (approximately 49% of the common stock after such issuances) to Triarc in exchange for aggregate consideration of $31,999,000 consisting of cash of $6,211,000 and forgiveness of the then outstanding principal amount of $23,150,000, plus related accrued interest of $2,638,000, under a note payable by the Company to Triarc as of May 5, 1997. Triarc's 49% minority interest in the equity of ARHC and AROC, amounting to $2,472,000 as of January 3, 1999, is included in 'Deferred income and other liabilities' in the accompanying consolidated balance sheet as of that date. The excess of $29,390,000 of the consideration for the stock issued to Triarc of $31,999,000 over such minority interest of $2,609,000 as of May 5, 1997 was credited to 'Contributed capital'. The 49% minority interest in the losses of ARHC and AROC for the period from May 5, 1997 through December 28, 1997, the year ended January 3, 1999 and the period from January 4 through February 24, 1999 aggregated $38,000, $99,000 and $24,000, respectively, and is included as income in 'Other income, net' in the accompanying consolidated statements of operations. On February 24, 1999 the Company received each of the 49% interests in ARHC and AROC previously owned by Triarc as a capital contribution. Such contribution was valued at Triarc's carrying value of such investments at the date of the contribution of $2,448,000. Also on February 24, 1999 a payable to Triarc of $7,765,000 was forgiven as a capital contribution to the Company. Also during 1999 financing costs of $1,843,000 paid by Triarc on behalf of the Company in connection with the Refinancing Transactions were transferred to the Company as a capital contribution from Triarc. As discussed in Note 3, during the three months ended April 2, 2000, Triarc made a $1,600,000 non-cash capital contribution to the Company consisting of the assets of California Beverage.
                                              (footnotes continued on next page)

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(footnotes continued from previous page)

 (d) On March 30, 1999 the Company paid a non-cash dividend to Triarc representing $4,954,000 of amounts due from Triarc.

 (e) In February 1999 the Company sold to Triarc for cash of $2,000,000 (1) an aggregate $1,950,000 principal amount (original discounted value of $1,329,000) of promissory notes receivable and (2) options to acquire up to 20% of the common stock of the companies which purchased the restaurants, both of which the Company had received as a portion of the proceeds of the RTM Sale. The options were not assigned any value when they were acquired. Subsequently, Triarc sold the promissory notes and options to an affiliate of the purchasers of the company-owned restaurants for the same $2,000,000 amount it had paid the Company. Accordingly, the $307,000 excess of the $2,000,000 of proceeds over the $1,693,000 carrying value of the promissory notes was recorded as 'Other income, net.'

 (f) The Company earned interest income at 11 7/8% on cash advances made to Triarc under a promissory note receivable.

 (g) The Company incurred interest expense at 9 1/2% and 11 7/8% under promissory notes payable to Chesapeake Insurance Company Limited, a subsidiary of Triarc until its sale in December 1998, and Triarc, respectively.

     Certain officers and directors of the Company are also officers and directors of Triarc. See also Notes 3, 5, 8, 9, 11 and 16 with respect to other transactions with related parties.

(19) LEGAL AND ENVIRONMENTAL MATTERS

    The Company is involved in litigation, claims and environmental matters incidental to its businesses. The Company has reserves for legal and environmental matters aggregating $1,947,000 and $1,714,000 as of January 2, 2000 and April 2, 2000, respectively. Although the outcome of such matters cannot be predicted with certainty and some of these may be disposed of unfavorably to the Company, based on currently available information and given the Company's aforementioned reserves, the Company does not believe that such legal and environmental matters will have a material adverse effect on its consolidated financial position or results of operations.

(20) BUSINESS SEGMENTS

    The Company manages and internally reports its operations by business segments which are: premium beverages, soft drink concentrates and restaurant franchising (see Note 2 for a description of each segment). The premium beverage segment consists of Mistic and the operations acquired in (1) the Snapple Acquisition (see Note 3) commencing May 22, 1997 and (2) the Stewart's Acquisition (see Note 3) commencing November 25, 1997.

    The Company evaluates segment performance and allocates resources based on each segment's earnings before interest, taxes, depreciation and amortization ('EBITDA'). Information concerning the segments in which the Company operates is shown in the table below. EBITDA has been computed as operating profit (loss) plus depreciation and amortization. Operating profit (loss) has been computed as revenues less operating expenses. In computing EBITDA and operating profit or loss, interest expense and non-operating income and expenses have not been considered. EBITDA and operating loss for 1997 reflect (1) $33,815,000 of charges related to post-acquisition transition, integration and changes to business strategies for the premium beverage segment (see Note 11) and (2) $7,063,000 of facilities relocation and corporate restructuring charges (see
Note 12), of which $29,000 relates to the premium beverage segment, $1,437,000 relates to the soft drink concentrate segment and $5,597,000 relates to the restaurant franchising segment. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. General corporate assets consist primarily of cash and cash equivalents, deferred financing costs and, in 1997, deferred income tax benefit (principally resulting from net operating loss carryforwards of RC/Arby's parent company).

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

    The products and services in each of the Company's segments are relatively homogeneous and, as such, revenues by product and service have not been reported. The Company's operations are principally in the United States with foreign operations representing less than 3% of revenues in 1997, 1998, 1999 and the three months ended April 2, 2000. Accordingly, revenues and assets by geographical area have not been presented since they are insignificant. In addition, no customer accounted for more than 7% of consolidated revenues in 1997, 1998, 1999 or the three months ended April 2, 2000.

    The following is a summary of the Company's segment information for 1997, 1998, 1999 and the three months ended April 2, 2000 or, in the case of identifiable assets, as of the end of such periods.

                                                                                FIRST
                                                                               QUARTER
                                                1997       1998       1999       2000
                                                ----       ----       ----       ----
                                                           (IN THOUSANDS)
Revenues:
    Premium beverages.......................  $408,841   $611,545   $651,076   $140,631
    Soft drink concentrates.................   146,882    124,868    121,110     29,994
    Restaurant franchising..................   140,429     78,623     81,786     19,393
                                              --------   --------   --------   --------
        Consolidated revenues...............  $696,152   $815,036   $853,972   $190,018
                                              --------   --------   --------   --------
                                              --------   --------   --------   --------
EBITDA:
    Premium beverages.......................  $  7,561   $ 77,825   $ 79,545   $ 13,851
    Soft drink concentrates.................    18,504     17,006     21,108      5,401
    Restaurant franchising..................    31,200     43,180     48,998     10,210
    General corporate.......................      (149)       (11)       (85)       (17)
                                              --------   --------   --------   --------
        Consolidated EBITDA.................    57,116    138,000    149,566     29,445
                                              --------   --------   --------   --------
Less depreciation and amortization:
    Premium beverages.......................    16,236     21,665     22,907      6,284
    Soft drink concentrates.................     6,340      8,640      6,985      1,500
    Restaurant franchising..................     2,668      2,503      2,168        539
                                              --------   --------   --------   --------
        Consolidated depreciation and
          amortization......................    25,244     32,808     32,060      8,323
                                              --------   --------   --------   --------
Operating profit (loss):
    Premium beverages.......................    (8,675)    56,160     56,638      7,567
    Soft drink concentrates.................    12,164      8,366     14,123      3,901
    Restaurant franchising..................    28,532     40,677     46,830      9,671
    General corporate.......................      (149)       (11)       (85)       (17)
                                              --------   --------   --------   --------
        Consolidated operating profit.......    31,872    105,192    117,506     21,122
Interest expense............................   (58,019)   (60,235)   (76,605)   (20,733)
Gain (loss) on sale of businesses, net......    (3,513)     5,016       (533)        96
Other income, net...........................     5,532      5,298      6,782        966
                                              --------   --------   --------   --------
        Consolidated income (loss) before
          income taxes and extraordinary
          charges...........................  $(24,128)  $ 55,271   $ 47,150   $  1,451
                                              --------   --------   --------   --------
                                              --------   --------   --------   --------
Identifiable assets:
    Premium beverages.......................  $586,731   $535,565   $570,813   $581,912
    Soft drink concentrates.................   194,603    171,647    175,175    174,824
    Restaurant franchising..................    53,759     52,267     46,116     46,016
                                              --------   --------   --------   --------
        Total identifiable assets...........   835,093    759,479    792,104    802,752
    General corporate assets................    18,868     31,491     36,111     18,551
                                              --------   --------   --------   --------
        Consolidated identifiable assets....  $853,961   $790,970   $828,215   $821,303
                                              --------   --------   --------   --------
                                              --------   --------   --------   --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(21) CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    The following consolidating financial statements of the Company depict, in separate columns, the parent companies of each of the issuers of the Notes (Triarc Consumer Products Group and Snapple Beverage Group -- collectively, the 'Parent Companies') on a consolidated basis, those subsidiaries which are guarantors, those subsidiaries which are non-guarantors, elimination adjustments and the consolidated total.

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                JANUARY 3, 1999
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
               ASSETS
Current assets:
    Cash and cash equivalents........  $       1   $  71,335     $ 1,456      $  --          $  72,792
    Receivables......................     --          64,260         612         --             64,872
    Inventories......................     --          45,446       1,315         --             46,761
    Deferred income tax benefit......     --          18,934       --            --             18,934
    Prepaid expenses and other
      current assets.................     --           7,281          26         --              7,307
                                       ---------   ---------     -------      ---------      ---------
        Total current assets.........          1     207,256       3,409         --            210,666
Investment in subsidiaries...........     42,865       9,901       --           (52,766)        --
Intercompany receivables.............     --           1,077       6,067         (7,144)        --
Properties...........................     --          21,543       3,777         --             25,320
Unamortized costs in excess of net
  assets of acquired companies.......     --         268,215       --            --            268,215
Trademarks...........................     --         261,906       --            --            261,906
Other intangible assets..............     --             959       --            --                959
Deferred costs and other assets......     --          23,892          12         --             23,904
                                       ---------   ---------     -------      ---------      ---------
                                       $  42,866   $ 794,749     $13,265      $ (59,910)     $ 790,970
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------
  LIABILITIES AND MEMBER'S/STOCKHOLDERS'
            EQUITY (DEFICIT)
Current liabilities:
    Current portion of long-term
      debt...........................  $  --       $   9,678     $ --         $  --          $   9,678
    Accounts payable.................     --          36,463         530         --             36,993
    Accrued expenses.................     --          79,724       1,724         --             81,448
    Due to Triarc Companies, Inc.....     --          29,082       --            --             29,082
                                       ---------   ---------     -------      ---------      ---------
        Total current liabilities....     --         154,947       2,254         --            157,201
Long-term debt.......................     --         560,977       --            --            560,977
Intercompany payables................     --           6,067       1,077         (7,144)        --
Deferred income taxes................     --           9,140          33         --              9,173
Deferred income and other
  liabilities........................     --          20,753       --            --             20,753
Redeemable preferred stock...........     87,587      --           --            --             87,587
Member's/stockholders' equity
  (deficit):
    Common stock.....................     --               4         526           (530)        --
    Contributed/additional paid-in
      capital........................    106,269     197,886       9,533       (207,419)       106,269
    Retained earnings (accumulated
      deficit).......................   (150,732)   (154,767)        168        154,599       (150,732)
    Accumulated other comprehensive
      deficit........................       (258)       (258)       (326)           584           (258)
                                       ---------   ---------     -------      ---------      ---------
        Total member's/stockholders'
          equity (deficit)...........    (44,721)     42,865       9,901        (52,766)       (44,721)
                                       ---------   ---------     -------      ---------      ---------
                                       $  42,866   $ 794,749     $13,265      $ (59,910)     $ 790,970
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                                JANUARY 2, 2000
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
               ASSETS
Current assets:
    Cash and cash equivalents........  $     104   $  58,779     $ 1,290      $  --          $  60,173
    Receivables......................     --          76,415       1,061         --             77,476
    Inventories......................     --          60,033       1,703         --             61,736
    Deferred income tax benefit......     --          16,422       --            --             16,422
    Prepaid expenses and other
      current assets.................     --           6,344          18         --              6,362
                                       ---------   ---------     -------      ---------      ---------
        Total current assets.........        104     217,993       4,072         --            222,169
Investment in subsidiaries...........     --          11,032       --           (11,032)        --
Intercompany receivables.............      7,549       5,033       7,244        (19,826)        --
Properties...........................     --          21,540       3,721         --             25,261
Note receivable from RC/Arby's.......    300,000    (300,000)      --            --             --
Unamortized costs in excess of net
  assets of acquired companies.......     --         261,666       --            --            261,666
Trademarks...........................     --         251,117       --            --            251,117
Other intangible assets..............     --          31,511       --            --             31,511
Deferred costs and other assets......     12,368      24,110          13                        36,491
                                       ---------   ---------     -------      ---------      ---------
                                       $ 320,021   $ 524,002     $15,050      $ (30,858)     $ 828,215
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------

LIABILITIES AND MEMBER'S/STOCKHOLDERS'
           EQUITY (DEFICIT)
Current liabilities:
    Current portion of long-term
      debt...........................  $  --       $  41,894     $ --         $  --          $  41,894
    Accounts payable.................         45      34,779         573         --             35,397
    Accrued expenses.................     12,368      75,473       2,732         --             90,573
    Due to Triarc Companies, Inc.....         72      22,519       --            --             22,591
                                       ---------   ---------     -------      ---------      ---------
        Total current liabilities....     12,485     174,665       3,305         --            190,455
Long-term debt.......................    300,000     436,866       --            --            736,866
Intercompany payables................      4,357      14,793         676        (19,826)        --
Accumulated reductions in
  stockholders' equity of
  subsidiaries in excess of
  investments........................    177,010      --           --          (177,010)        --
Deferred income taxes................     --          56,643          37         --             56,680
Deferred income and other
  liabilities........................         54      18,045       --            --             18,099
Member's/stockholders' equity
  (deficit):
    Common stock.....................     --               4         526           (530)        --
    Contributed/additional paid-in
      capital........................     --          43,744       9,533        (53,277)        --
    Retained earnings (accumulated
      deficit).......................   (173,533)   (220,406)      1,315        219,091       (173,533)
    Accumulated other comprehensive
      deficit........................       (352)       (352)       (342)           694           (352)
                                       ---------   ---------     -------      ---------      ---------
        Total member's/stockholders'
          equity (deficit)...........   (173,885)   (177,010)     11,032        165,978       (173,885)
                                       ---------   ---------     -------      ---------      ---------
                                       $ 320,021   $ 524,002     $15,050      $ (30,858)     $ 828,215
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                                 APRIL 2, 2000
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
               ASSETS
Current assets:
    Cash and cash equivalents........  $     231   $  22,670     $ 1,261      $  --          $  24,162
    Receivables......................     --          98,219       2,414         --            100,633
    Inventories......................     --          65,333       1,482         --             66,815
    Deferred income tax benefit......     --          16,422       --            --             16,422
    Prepaid expenses and other
      current assets.................     --           7,587          11         --              7,598
                                       ---------   ---------     -------      ---------      ---------
        Total current assets.........        231     210,231       5,168         --            215,630
Investment in subsidiaries...........     --          11,004       --           (11,004)        --
Intercompany receivables.............      7,549      12,889       7,255        (27,693)        --
Properties...........................     --          26,948       3,749         --             30,697
Note receivable from RC/Arby's.......    300,000    (300,000)      --            --             --
Unamortized costs in excess of net
  assets of acquired companies.......     --         258,890       --            --            258,890
Trademarks...........................     --         248,484       --            --            248,484
Other intangible assets..............     --          32,325       --            --             32,325
Deferred costs and other assets......     12,021      23,246          10         --             35,277
                                       ---------   ---------     -------      ---------      ---------
                                       $ 319,801   $ 524,017     $16,182      $ (38,697)     $ 821,303
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------

LIABILITIES AND MEMBER'S/STOCKHOLDERS'
           EQUITY (DEFICIT)
Current liabilities:
    Current portion of long-term
      debt...........................  $  --       $  40,194     $ --         $  --          $  40,194
    Accounts payable.................     --          43,793       1,501         --             45,294
    Accrued expenses.................      3,830      64,228       2,876         --             70,934
    Due to Triarc Companies, Inc.....        137      25,361       --            --             25,498
                                       ---------   ---------     -------      ---------      ---------
        Total current liabilities....      3,967     173,576       4,377         --            181,920
Long-term debt.......................    300,000     435,652       --            --            735,652
Intercompany payables................     12,125      14,804         764        (27,693)        --
Accumulated reductions in
  stockholders' equity of
  subsidiaries in excess of
  investments........................    175,204      --           --          (175,204)        --
Deferred income taxes................     --          56,643          37         --             56,680
Deferred income and other
  liabilities........................         54      18,546       --            --             18,600
Member's/stockholders' equity
  (deficit):
    Common stock.....................     --               4         526           (530)        --
    Contributed/additional paid-in
      capital........................      1,600      45,344       9,533        (54,877)         1,600
    Retained earnings (accumulated
      deficit).......................   (172,791)   (220,194)      1,303        218,891       (172,791)
    Accumulated other comprehensive
      deficit........................       (358)       (358)       (358)           716           (358)
                                       ---------   ---------     -------      ---------      ---------
        Total member's/stockholders'
          equity (deficit)...........   (171,549)   (175,204)     11,004        164,200       (171,549)
                                       ---------   ---------     -------      ---------      ---------
                                       $ 319,801   $ 524,017     $16,182      $ (38,697)     $ 821,303
                                       ---------   ---------     -------      ---------      ---------
                                       ---------   ---------     -------      ---------      ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 28, 1997
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Revenues:
    Net sales.........................  $  --        $614,516     $15,105       $--            $629,621
    Royalties, franchise fees and
      other revenues..................     --          66,556         (25)       --              66,531
                                        --------     --------     -------       -------        --------
                                           --         681,072      15,080        --             696,152
                                        --------     --------     -------       -------        --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization...     --         322,597       8,794        --             331,391
    Advertising, selling and
      distribution....................     --         178,882       4,339        --             183,221
    General and administrative........     --          81,060       2,486        --              83,546
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs........     --          25,219          25        --              25,244
    Charges related to
      post-acquisition transition,
      integration and changes to
      business strategies.............     --          33,815       --           --              33,815
    Facilities relocation and
      corporate restructuring
      charges.........................     --           7,063       --           --               7,063
                                        --------     --------     -------       -------        --------
                                           --         648,636      15,644        --             664,280
                                        --------     --------     -------       -------        --------
        Operating profit (loss).......     --          32,436        (564)       --              31,872
Interest expense......................     --         (58,019)      --           --             (58,019)
Loss on sale of businesses, net.......     --          (3,493)        (20)       --              (3,513)
Other income, net.....................     --           4,244       1,288        --               5,532
Equity in income (losses) of
  subsidiaries before extraordinary
  charge..............................   (18,986)         292       --           18,694          --
                                        --------     --------     -------       -------        --------
        Income (loss) before income
          taxes and extraordinary
          charge......................   (18,986)     (24,540)        704        18,694         (24,128)
Benefit from (provision for) income
  taxes...............................     --           5,554        (412)       --               5,142
                                        --------     --------     -------       -------        --------
        Income (loss) before
          extraordinary charge........   (18,986)     (18,986)        292        18,694         (18,986)
Extraordinary charge..................    (2,954)      (2,954)      --            2,954          (2,954)
                                        --------     --------     -------       -------        --------
        Net income (loss).............  $(21,940)    $(21,940)    $   292       $21,648        $(21,940)
                                        --------     --------     -------       -------        --------
                                        --------     --------     -------       -------        --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                           YEAR ENDED JANUARY 3, 1999
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Revenues:
    Net sales.........................   $ --        $719,116     $16,320       $ --           $735,436
    Royalties, franchise fees and
      other revenues..................     --          79,599           1         --             79,600
                                         -------     --------     -------       --------       --------
                                           --         798,715      16,321         --            815,036
                                         -------     --------     -------       --------       --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization...     --         377,136      10,858         --            387,994
    Advertising, selling and
      distribution....................     --         195,840       2,037         --            197,877
    General and administrative........     --          89,953       1,212         --             91,165
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs........     --          32,765          43         --             32,808
                                         -------     --------     -------       --------       --------
                                           --         695,694      14,150         --            709,844
                                         -------     --------     -------       --------       --------
        Operating profit..............     --         103,021       2,171         --            105,192
Interest expense......................     --         (60,235)      --            --            (60,235)
Gain on sale of businesses............     --           5,016       --            --              5,016
Other income, net.....................     --           4,244       1,054         --              5,298
Equity in net income of
  subsidiaries........................    29,987        1,988       --           (31,975)        --
                                         -------     --------     -------       --------       --------
        Income before income taxes....    29,987       54,034       3,225        (31,975)        55,271
Provision for income taxes............     --         (24,047)     (1,237)        --            (25,284)
                                         -------     --------     -------       --------       --------
        Net income....................   $29,987     $ 29,987     $ 1,988       $(31,975)      $ 29,987
                                         -------     --------     -------       --------       --------
                                         -------     --------     -------       --------       --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                           YEAR ENDED JANUARY 2, 2000
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Revenues:
    Net sales.........................  $  --        $758,335     $12,608       $ --           $770,943
    Royalties, franchise fees and
      other revenues..................     --          83,029       --            --             83,029
                                        --------     --------     -------       --------       --------
                                           --         841,364      12,608         --            853,972
                                        --------     --------     -------       --------       --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization...     --         399,205       8,503         --            407,708
    Advertising, selling and
      distribution....................     --         199,787       1,664         --            201,451
    General and administrative........       111       91,434       1,364         --             92,909
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs........     --          32,022          38         --             32,060
    Capital structure reorganization
      related charge..................     --           3,348       --            --              3,348
    Credit related to post-acquisition
      transition, integration and
      changes to business
      strategies......................     --            (549)      --            --               (549)
    Facilities relocation and
      corporate restructuring
      credits.........................     --            (461)      --            --               (461)
                                        --------     --------     -------       --------       --------
                                             111      724,786      11,569         --            736,466
                                        --------     --------     -------       --------       --------
        Operating profit (loss).......      (111)     116,578       1,039         --            117,506
Interest expense......................   (28,079)     (48,523)         (3)        --            (76,605)
Loss on sale of businesses, net.......     --            (533)      --            --               (533)
Interest income from RC/Arby's
  Corporation.........................    23,592      (23,592)      --            --             --
Other income, net.....................     1,122        4,824         836         --              6,782
Equity in net income of subsidiaries
  before extraordinary charges........    27,705        1,151       --           (28,856)        --
                                        --------     --------     -------       --------       --------
        Income before income taxes and
          extraordinary charges.......    24,229       49,905       1,872        (28,856)        47,150
Benefit from (provision for) income
  taxes...............................     1,249      (22,200)       (721)        --            (21,672)
                                        --------     --------     -------       --------       --------
        Income before extraordinary
          charges.....................    25,478       27,705       1,151        (28,856)        25,478
Extraordinary charges.................   (11,772)     (11,772)      --            11,772        (11,772)
                                        --------     --------     -------       --------       --------
        Net income....................  $ 13,706     $ 15,933     $ 1,151       $(17,084)      $ 13,706
                                        --------     --------     -------       --------       --------
                                        --------     --------     -------       --------       --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                        THREE MONTHS ENDED APRIL 4, 1999
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Revenues:
    Net sales.........................  $  --        $158,098      $1,790       $--            $159,888
    Royalties, franchise fees and
      other revenues..................     --          18,303       --           --              18,303
                                        --------     --------      ------       -------        --------
                                           --         176,401       1,790        --             178,191
                                        --------     --------      ------       -------        --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization...     --          80,947       1,193        --              82,140
    Advertising, selling and
      distribution....................     --          47,472         284        --              47,756
    General and administrative........     --          21,981         302        --              22,283
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs........     --           7,842          10        --               7,852
    Capital structure reorganization
      related charge..................     --           2,250       --           --               2,250
                                        --------     --------      ------       -------        --------
                                           --         160,492       1,789        --             162,281
                                        --------     --------      ------       -------        --------
        Operating profit..............     --          15,909           1        --              15,910
Interest expense......................    (3,334)     (13,367)      --           --             (16,701)
Interest income from RC/Arby's........       430         (430)      --           --              --
Gain on sale of business..............     --              85       --           --                  85
Other income, net.....................     1,116        1,946          94        --               3,156
Equity in net income of subsidiaries
  before extraordinary charges........     2,335           95       --           (2,430)         --
                                        --------     --------      ------       -------        --------
        Income before income taxes and
          extraordinary charges.......       547        4,238          95        (2,430)          2,450
(Provision for) benefit from income
  taxes...............................       690       (1,903)      --           --              (1,213)
                                        --------     --------      ------       -------        --------
        Income before extraordinary
          charges.....................     1,237        2,335          95        (2,430)          1,237
Extraordinary charges.................   (11,772)     (11,772)      --           11,772         (11,772)
                                        --------     --------      ------       -------        --------
        Net income (loss).............  $(10,535)    $ (9,437)     $   95       $ 9,342        $(10,535)
                                        --------     --------      ------       -------        --------
                                        --------     --------      ------       -------        --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                        THREE MONTHS ENDED APRIL 2, 2000
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Revenues:
    Net sales.........................   $ --        $167,264      $3,081        $--           $170,345
    Royalties, franchise fees and
      other revenues..................     --          19,673       --           --              19,673
                                         -------     --------      ------        -----         --------
                                           --         186,937       3,081        --             190,018
                                         -------     --------      ------        -----         --------
Costs and expenses:
    Cost of sales, excluding
      depreciation and amortization...     --          86,925       2,348        --              89,273
    Advertising, selling and
      distribution....................     --          45,987         385        --              46,372
    General and administrative........        15       24,397         312        --              24,724
    Depreciation and amortization,
      excluding amortization of
      deferred financing costs........     --           8,323       --           --               8,323
    Capital structure reorganization
      related charge..................     --             204       --           --                 204
                                         -------     --------      ------        -----         --------
                                              15      165,836       3,045        --             168,896
                                         -------     --------      ------        -----         --------
        Operating profit (loss).......       (15)      21,101          36        --              21,122
Interest expense......................    (8,118)     (12,615)      --           --             (20,733)
Interest income from RC/Arby's........     7,726       (7,726)      --           --              --
Gain on sale of business..............     --              96       --           --                  96
Other income, net.....................         4        1,003         (41)       --                 966
Equity in net income of
  subsidiaries........................       857           (5)      --            (852)          --
                                         -------     --------      ------        -----         --------
        Income (loss) before income
          taxes.......................       454        1,854          (5)        (852)           1,451
(Provision for) benefit from income
  taxes...............................       288         (997)      --           --                (709)
                                         -------     --------      ------        -----         --------
        Net income (loss).............   $   742     $    857      $   (5)       $(852)        $    742
                                         -------     --------      ------        -----         --------
                                         -------     --------      ------        -----         --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                                                         YEAR ENDED DECEMBER 28, 1997
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
Net cash provided by (used in)
  operating activities...............  $  --       $  35,466      $  (26)       $--          $  35,440
                                       --------    ---------      ------        ------       ---------
Cash flows from investing activities:
    Acquisition of Snapple Beverage
      Corp. .........................   (75,000)    (232,205)      --           --            (307,205)
    Cash acquired in other business
      acquisitions...................     --           2,409       --           --               2,409
    Capital expenditures.............     --          (4,204)      --           --              (4,204)
    Other............................     --           3,371       --           --               3,371
                                       --------    ---------      ------        ------       ---------
Net cash used in investing
  activities.........................   (75,000)    (230,629)      --           --            (305,629)
                                       --------    ---------      ------        ------       ---------
Cash flows from financing activities:
    Proceeds from long-term debt.....     --         303,400       --           --             303,400
    Repayments of long-term debt.....     --         (79,901)      --           --             (79,901)
    Proceeds from issuance of
      redeemable preferred stock.....    75,000       --           --           --              75,000
    Proceeds from issuance of common
      stock..........................         1       --           --           --                   1
    Capital contribution.............     --           6,211       --           --               6,211
    Net borrowings from (repayments
      to) affiliates.................     --           3,909        (374)       --               3,535
    Deferred financing costs.........     --         (11,385)      --           --             (11,385)
                                       --------    ---------      ------        ------       ---------
Net cash provided by (used in)
  financing activities...............    75,001      222,234        (374)       --             296,861
                                       --------    ---------      ------        ------       ---------
Net increase (decrease) in cash and
  cash equivalents...................         1       27,071        (400)       --              26,672
Cash and cash equivalents at
  beginning of year..................     --           6,223       1,347        --               7,570
                                       --------    ---------      ------        ------       ---------
Cash and cash equivalents at end of
  year...............................  $      1    $  33,294      $  947        $--          $  34,242
                                       --------    ---------      ------        ------       ---------
                                       --------    ---------      ------        ------       ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                           YEAR ENDED JANUARY 3, 1999
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Net cash provided by operating
  activities..........................   $--         $ 58,723      $  381        $--           $ 59,104
                                         ------      --------      ------        ------        --------
Cash flows from investing activities:
    Proceeds from sale of investment
      in Select Beverages.............    --           28,342       --           --              28,342
    Capital expenditures..............    --          (11,107)      --           --             (11,107)
    Business acquisitions.............    --           (3,043)      --           --              (3,043)
    Other.............................    --            1,579       --           --               1,579
                                         ------      --------      ------        ------        --------
Net cash provided by investing
  activities..........................    --           15,771       --           --              15,771
                                         ------      --------      ------        ------        --------
Cash flows from financing activities:
    Dividends.........................    --          (23,556)      --           --             (23,556)
    Repayments of long-term debt......    --          (14,158)      --           --             (14,158)
    Net borrowings from affiliates....    --            1,261         128        --               1,389
                                         ------      --------      ------        ------        --------
Net cash provided by (used in)
  financing activities................    --          (36,453)        128        --             (36,325)
                                         ------      --------      ------        ------        --------
Net increase in cash and cash
  equivalents.........................    --           38,041         509        --              38,550
Cash and cash equivalents at beginning
  of year.............................        1        33,294         947        --              34,242
                                         ------      --------      ------        ------        --------
Cash and cash equivalents at end of
  year................................   $    1      $ 71,335      $1,456        $--           $ 72,792
                                         ------      --------      ------        ------        --------
                                         ------      --------      ------        ------        --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                          YEAR ENDED JANUARY 2, 2000
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
Net cash provided by (used in)
  operating activities...............  $  14,165   $  59,569      $ (157)     $ (15,933)     $  57,644
                                       ---------   ---------      ------      ---------      ---------
Cash flows from investing activities:
    Business acquisitions............     --         (34,336)      --            --            (34,336)
    Capital expenditures.............     --          (8,516)         (9)        --             (8,525)
    Loan to RC/Arby's................   (300,000)     --           --           300,000         --
    Dividends from subsidiaries in
      excess of equity in net income
      of subsidiaries................    202,350      --           --          (202,350)        --
    Other............................     --            (467)      --            --               (467)
                                       ---------   ---------      ------      ---------      ---------
Net cash used in investing
  activities.........................    (97,650)    (43,319)         (9)        97,650        (43,328)
                                       ---------   ---------      ------      ---------      ---------
Cash flows from financing activities:
    Proceeds from long-term debt.....    300,000     475,000       --            --            775,000
    Repayments of long-term debt.....     --        (568,532)      --            --           (568,532)
    Dividends........................   (204,746)   (218,283)      --           218,283       (204,746)
    Deferred financing costs.........    (11,666)    (16,991)      --            --            (28,657)
    Loan from Triarc Consumer
      Products Group.................     --         300,000       --          (300,000)        --
                                       ---------   ---------      ------      ---------      ---------
Net cash provided by (used in)
  financing activities...............     83,588     (28,806)      --           (81,717)       (26,935)
                                       ---------   ---------      ------      ---------      ---------
Net increase (decrease) in cash and
  cash equivalents...................        103     (12,556)       (166)        --            (12,619)
Cash and cash equivalents at
  beginning of year..................          1      71,335       1,456         --             72,792
                                       ---------   ---------      ------      ---------      ---------
Cash and cash equivalents at end of
  year...............................  $     104   $  58,779      $1,290      $  --          $  60,173
                                       ---------   ---------      ------      ---------      ---------
                                       ---------   ---------      ------      ---------      ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                       THREE MONTHS ENDED APRIL 4, 1999
                                       -----------------------------------------------------------------
                                        PARENT                     NON-
                                       COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                       ---------   ----------   ----------   ------------   ------------
                                                                (IN THOUSANDS)
Net cash used in operating
  activities.........................  $  (1,960)  $ (27,066)     $ (582)     $  --          $ (29,608)
                                       ---------   ---------      ------      ---------      ---------
Cash flows from investing activities:
    Business acquisition.............     --         (17,296)      --            --            (17,296)
    Capital expenditures.............     --          (1,545)      --            --             (1,545)
    Loan to RC/Arby's................   (300,000)     --           --           300,000         --
    Dividends from subsidiaries......    218,283      --           --          (218,283)        --
    Other............................     --              66       --            --                 66
                                       ---------   ---------      ------      ---------      ---------
Net cash used in investing
  activities.........................    (81,717)    (18,775)      --            81,717        (18,775)
                                       ---------   ---------      ------      ---------      ---------
Cash flows from financing activities:
    Proceeds from long-term debt.....    300,000     475,000       --            --            775,000
    Repayments of long-term debt.....     --        (560,470)      --            --           (560,470)
    Dividends........................   (204,746)   (218,283)      --           218,283       (204,746)
    Deferred financing costs.........    (11,576)    (16,245)      --            --            (27,821)
    Loan from Triarc Consumer
      Products Group.................     --         300,000       --          (300,000)        --
                                       ---------   ---------      ------      ---------      ---------
Net cash provided by (used in)
  financing activities...............     83,678     (19,998)      --           (81,717)       (18,037)
                                       ---------   ---------      ------      ---------      ---------
Net increase (decrease) in cash and
  cash equivalents...................          1     (65,839)       (582)        --            (66,420)
Cash and cash equivalents at
  beginning of period................          1      71,335       1,456         --             72,792
                                       ---------   ---------      ------      ---------      ---------
Cash and cash equivalents at end of
  period.............................  $       2   $   5,496      $  874      $  --          $   6,372
                                       ---------   ---------      ------      ---------      ---------
                                       ---------   ---------      ------      ---------      ---------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

                                                        THREE MONTHS ENDED APRIL 2, 2000
                                        -----------------------------------------------------------------
                                         PARENT                     NON-
                                        COMPANIES   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                        ---------   ----------   ----------   ------------   ------------
                                                                 (IN THOUSANDS)
Net cash provided by (used in)
  operating activities................    $127       $(25,021)     $   (1)       $(645)        $(25,540)
                                          ----       --------      ------        -----         --------
Cash flows from investing activities:
    Capital expenditures..............    --           (7,343)        (28)       --              (7,371)
    Business acquisition..............    --              (47)      --           --                 (47)
    Other.............................    --             (138)      --           --                (138)
                                          ----       --------      ------        -----         --------
Net cash used in investing
  activities..........................    --           (7,528)        (28)       --              (7,556)
                                          ----       --------      ------        -----         --------
Cash flows from financing activities:
    Repayments of long-term debt......    --           (2,915)      --           --              (2,915)
    Intercompany dividends............    --             (645)      --             645           --
                                          ----       --------      ------        -----         --------
Net cash used in financing
  activities..........................    --           (3,560)      --             645           (2,915)
                                          ----       --------      ------        -----         --------
Net increase (decrease) in cash and
  cash equivalents....................     127        (36,109)        (29)       --             (36,011)
Cash and cash equivalents at beginning
  of period...........................     104         58,779       1,290        --              60,173
                                          ----       --------      ------        -----         --------
Cash and cash equivalents at end of
  period..............................    $231       $ 22,670      $1,261        $--           $ 24,162
                                          ----       --------      ------        -----         --------
                                          ----       --------      ------        -----         --------

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO JANUARY 2, 2000, THEY
                                 ARE UNAUDITED)

(22) SUBSEQUENT EVENTS

    Snapple Beverage Group, as restructured (see below), intends to issue a minimum $100,000,000 of its common stock in an initial public offering. These shares will be registered pursuant to a registration statement on Form S-1 filed with the SEC in which these consolidated financial statements are included.

    Assuming the successful completion of this initial public offering (the 'Offering'), the Company will be restructured (the 'Restructuring'). In accordance with the restructuring transactions, Snapple Beverage Group will be transferred to RC/Arby's, the restaurant franchising business will be reclassified as discontinued operations, RC/Arby's (parent company) and the restaurant franchising business are then effectively distributed from Triarc Consumer Products Group to Triarc and, as a result of a series of transactions, Triarc Consumer Products Group then effectively merges into Snapple Beverage Group.

    Also assuming the Offering, Snapple Beverage Group will receive an estimated $178,000,000 capital contribution from RC/Arby's, representing the net proceeds of a financing of its restaurant business. Snapple Beverage Group is also expected to enter into a new credit facility consisting of term loans and a $50,000,000 revolving credit facility. No borrowings under the new revolving credit facility are expected to occur at the time of the completion of the initial public offering. The net proceeds of the initial public offering and the term loan borrowings under the new credit facility, together with all of the cash and cash equivalents of RC/Arby's and the restaurant business and all but $2,000,000 of the cash and cash equivalents of Snapple Beverage Group, as restructured, are expected to be used to (1) repay prior to maturity all outstanding borrowings under the Credit Facility and accrued interest thereon, and (2) pay (a) prepayment penalties resulting from the prepayment of the outstanding Term B and Term C Loans and (b) fees and expenses relating to the initial public offering and the consummation of the new credit facility. The early extinguishment of the borrowings under the Credit Facility will result in an extraordinary charge at the time the borrowings under the Credit Facility are repaid prior to maturity for the write-off of previously unamoritzed deferred financing costs and the payment of the aforementioned prepayment penalties, less income tax benefit, which, as of April 2, 2000, would have amounted to $12,145,000.

    In addition, in connection with the Offering, Snapple Beverage Group intends to split its common stock at a ratio to be determined.

    As a result of the Restructuring, the Company's accompanying consolidated financial statements are not indicative of the financial position and results of operations of the ongoing entity, Snapple Beverage Group. As such, the Company's income (loss) per share is not presented since such data is not considered relevant.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
THE QUAKER OATS COMPANY:

    We have audited the accompanying combined statement of certain revenues and operating expenses (as described in Note 2) of the Snapple Beverage Business (the 'Snapple Business' as described in Note 1) of The Quaker Oats Company for the four month and twenty-two day period ended May 22, 1997. This statement is the responsibility of the Snapple Business' management. Our responsibility is to express an opinion on this statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The statement has been prepared pursuant to the Stock Purchase Agreement between The Quaker Oats Company and Triarc Companies, Inc. dated March 27, 1997, as amended (described in Note 1), and is not intended to be a complete presentation of the revenues and operating expenses on a stand-alone basis of the Snapple Business of The Quaker Oats Company.

    In our opinion, the statement referred to above presents fairly, in all material respects, certain revenues and operating expenses of the Snapple Business for the four month and twenty-two day period ended May 22, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois,
September 11, 1997

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
         COMBINED STATEMENT OF CERTAIN REVENUES AND OPERATING EXPENSES

                                                               FOUR MONTHS
                                                              AND TWENTY-TWO
                                                                DAYS ENDED
                                                                 MAY 22,
                                                                   1997
                                                                   ----
                                                              (IN THOUSANDS)
Net sales...................................................   $   172,500
Cost of goods sold..........................................       100,700
                                                               -----------
    Gross profit............................................        71,800
                                                               -----------
Advertising and merchandising...............................        44,200
Marketing and selling.......................................        14,500
Amortization of intangibles.................................        13,500
Other general and administrative expenses...................        14,700
Loss on assets held for sale................................     1,414,600
                                                               -----------
Loss before interest and income taxes.......................   $(1,429,700)
                                                               -----------
                                                               -----------

      The accompanying notes to the combined statement of certain revenues and operating expenses are an integral part of this statement.

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
                   OF CERTAIN REVENUES AND OPERATING EXPENSES

(1) PRINCIPLES OF COMBINATION

    The combined statement reflects certain revenues and operating expenses of the Snapple Beverage Business (Snapple Business) of The Quaker Oats Company. The Snapple Business is engaged in the production, marketing and distribution of beverages under the Snapple trademark and related trademarks and trade names through Snapple Beverage Corp. (Snapple) and its subsidiaries, as well as through The Quaker Oats Company (Quaker), a New Jersey corporation, and certain affiliates of Quaker. Snapple, a Delaware corporation, is a wholly-owned subsidiary of Quaker. Refer to Note 2, 'Basis of Presentation,' for further discussion regarding the presentation of the financial statement. The Snapple Business has U.S. and international operations. All significant intercompany transactions have been eliminated.

    On December 6, 1994, Quaker purchased Snapple for a tender-offer price of $1.7 billion. The acquisition was accounted for as a purchase and the results of the Snapple Business were included in Quaker's consolidated financial statements from the acquisition date through the divestiture date.

    On May 22, 1997, Quaker completed the sale of 100 percent of the shares of Snapple to Triarc Companies, Inc. (Triarc), a Delaware corporation located in New York, New York, for $300 million, subject to certain adjustments. In addition, certain other assets and liabilities related to the Snapple Business were transferred to Triarc or its affiliates.

(2) BASIS OF PRESENTATION

    The financial statement has been prepared as of the close of business on May 22, 1997, pursuant to the terms of the Stock Purchase Agreement (Agreement) between Quaker and Triarc. This financial statement includes certain revenues and operating expenses for the four month and twenty-two day period ended
May 22, 1997. In the opinion of management, this financial statement includes all adjustments necessary to present fairly the combined statement of certain revenues and operating expenses for the four months and twenty-two days ended May 22, 1997. All adjustments made have been of a normal recurring nature. The statement of certain revenues and operating expenses for the four months and twenty-two days ended May 22, 1997 is not indicative of operating results for an entire year. In addition, the Snapple Business was not separately accounted for as a business segment of Quaker as it was operated as a product line of Quaker's beverages business. Line of business reporting for the Snapple Business prepared for managerial purposes contained allocations of the expenses of Quaker's beverages business including supply chain (procurement, production and quality control), human resource, finance and accounting functions. In addition, certain other expenses were allocated to the Snapple Business including certain research and development, information services, human resource, finance, legal and administrative functions that were performed on a company-wide basis for the benefit of all operating businesses of Quaker, including the beverages business. As a result, the distinct and separate accounts necessary to present a complete separate statement of operations of the Snapple Business have not been maintained by Quaker since Snapple was acquired.

    As a result of the relationship between Snapple and Quaker, the results of operations are not indicative of the results of the Snapple Business had it been a stand-alone entity. Additionally, this financial statement is not indicative of the future results of operations of the Snapple Business. No activity of the Snapple Business or decisions made by Triarc subsequent to May 22, 1997 has been reflected in this financial statement.

COMBINED STATEMENT OF CERTAIN REVENUES AND OPERATING EXPENSES

    The Combined Statement of Certain Revenues and Operating Expenses reflects the sales and substantially all of the costs of operating the Snapple Business in the normal and ordinary course. These costs include direct expenses and certain shared expenses incurred by Quaker on behalf of the Snapple Business. Management believes that the methods of allocating shared expenses to the Snapple Business

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
           OF CERTAIN REVENUES AND OPERATING EXPENSES -- (CONTINUED)

are reasonable and approximate the costs of actual services provided. Refer to
Note 6, 'Supplementary Expense Information,' for further discussion. Interest and income taxes are excluded.

ESTIMATES AND ASSUMPTIONS

    The preparation of the financial statement in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMMODITY OPTIONS AND FUTURES

    Commodity options and futures contracts were used in the management of commodity price exposures. Realized and unrealized gains and losses on commodity options and futures contracts that hedged commodity price exposures were deferred and subsequently included in the cost of goods sold as the finished goods inventory was sold.

INTANGIBLES

    Intangible assets consist of goodwill, trademarks, proprietary formulas and distribution network/rights. Intangible assets are amortized on a straight-line basis over the amortization periods indicated in the following table:

                                                              AMORTIZATION
                                                                 PERIOD
                                                               (IN YEARS)
                                                               ----------
Goodwill....................................................     30-40
Trademark -- Snapple........................................        40
Trademark -- Made From The Best Stuff on Earth..............         7
Proprietary formulas........................................        15
Distribution network/rights.................................     10-30

PROPERTY AND DEPRECIATION

    Capital leases and leasehold improvements and machinery and equipment were reported at cost and depreciated on a straight-line basis over the estimated useful lives. Useful lives were 3 to 12 years for machinery and equipment. Depreciation expense for the four months and twenty-two days ended May 22, 1997 was $2.4 million.

ADVERTISING AND MERCHANDISING COSTS

    Advertising and merchandising expenses are for amounts paid for media, production activities, cooperative retailer advertising and in-store promotion. Statement of Position No. 93-7, 'Reporting on Advertising Costs,' addresses the accounting for these expenses. The Snapple Business expensed all of these expenses as incurred except for production costs which are deferred and expensed when advertisements air for the first time. The amount of production costs deferred at May 22, 1997 was not significant.

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
           OF CERTAIN REVENUES AND OPERATING EXPENSES -- (CONTINUED)

FOREIGN CURRENCY TRANSLATION

    Income and expenses of the international operations of the Snapple Business were translated at the average rates for the period presented. Translation gains and losses were not material for the period presented.

REVENUE RECOGNITION

    Sales are recorded when inventory is shipped or delivered.

(4) LOSS ON ASSETS HELD FOR SALE

    On March 27, 1997, Quaker entered into an agreement to sell the Snapple Business to Triarc. Under the provisions of FASB Statement No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' the Snapple Business was then considered an asset held for sale and, as such, the carrying value of Quaker's basis in the Snapple Business was reduced to fair market value. The fair market value used in determining the impairment loss was based on the sale price of $300 million. Accordingly, a pretax impairment loss of $1.4 billion was recorded and a valuation reserve for the write-down of the excess carrying value over fair market value was established in the first quarter of 1997. Upon the Snapple sale completion on May 22, 1997, an additional pretax loss of $10.6 million was realized and an additional valuation reserve was established in the second quarter of 1997. This additional loss, combined with the previously recorded impairment loss in the first quarter of 1997, resulted in a total pretax loss of $1.41 billion.

    Snapple long-lived assets, including intangible assets, were evaluated as of December 31, 1996, pursuant to the provisions of Financial Accounting Standards Board (FASB) Statement No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.' Estimated undiscounted future cash flows were compared to the carrying value of Snapple long-lived assets, including intangible assets. As the estimated undiscounted future cash flows exceeded the carrying value of long-lived assets, an impairment loss was not required or permitted to be recognized at December 31, 1996.

(5) RESTRUCTURING CHARGES

    The Snapple Business' wholly-owned distributor, Southwest Snapple, was performing at less than acceptable levels. As a result, the Snapple Business decided to shut down Southwest Snapple and recorded a restructuring charge of $16.6 million in September 1996. Subsequent to the restructuring, Snapple beverages are sold through third-party distributors in certain Texas markets. Estimated savings from this restructuring action of about $2 million annually beginning in 1997, of which approximately 90 percent in cash, were consistent with expectations.

    The restructuring charges and utilization to date are as follows (in thousands):

                                                                                     AS OF
                                                      AMOUNTS CHARGED             MAY 22, 1997
                                                 --------------------------   --------------------
                                                           NON-                AMOUNT    REMAINING
                                                  CASH     CASH      TOTAL    UTILIZED    RESERVE
                                                  ----     ----      -----    --------    -------
Severance and termination benefits(a)..........  $  500   $ --      $   500   $   500     $--
Asset write-offs(b)............................    --      13,700    13,700    13,700      --
Loss on lease and other(c).....................   2,400     --        2,400     2,400      --
                                                 ------   -------   -------   -------     ------
        Total..................................  $2,900   $13,700   $16,600   $16,600     $--
                                                 ------   -------   -------   -------     ------
                                                 ------   -------   -------   -------     ------

---------

 (a) These changes resulted in the elimination of 102 positions from all departments of Southwest Snapple.
                                              (footnotes continued on next page)

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
           OF CERTAIN REVENUES AND OPERATING EXPENSES -- (CONTINUED)

(footnotes continued from previous page)

 (b) In accordance with SFAS 121, the assets written-off were for goodwill, purchased intangibles, and equipment specifically associated with this distribution business. The amounts included in the charge were for the net book value of the intangibles and distribution rights at time of closure and the net book value less estimated selling proceeds for the equipment.

 (c) The 'loss on lease and other' component of the charge was for lease payments that the Snapple Business was obligated to make for the period after the closure of the facility.

(6) SUPPLEMENTARY EXPENSE INFORMATION

    The Snapple Business conducted its operations as an integrated component of Quaker's beverages business. Certain shared operating and general and administrative expenses were allocated to the Snapple Business by Quaker. Management believes that the methods used for allocating these expenses were reasonable. It was not practicable to estimate what expenses would have been for the Snapple Business on a stand-alone basis for the period presented.

    Selling, general and administrative expenses were as follows (in thousands):

                                                               FOUR MONTHS
                                                              AND TWENTY-TWO
                                                                DAYS ENDED
                                                               MAY 22, 1997
                                                               ------------
Advertising and merchandising...............................     $44,200
Selling and marketing(a)(b).................................      14,500
Amortization of intangibles.................................      13,500
Other general and administrative expenses(a)(b)(c)..........      14,700
                                                                 -------
    Total selling, general and administrative expenses......     $86,900
                                                                 -------
                                                                 -------

---------

 (a) Shared Operating Expenses -- Quaker allocated a portion of shared operating expenses including broker selling expenses, certain other marketing expenses, certain other product research expenses, and certain other general and administrative services to the Snapple Business. These expenses were allocated to the Snapple Business based on measures such as percentages of sales, headcounts, and estimates of time requirements to support the business. We believe that this approximates the actual costs of services provided. The Snapple Business also participated in Quaker's consolidated insurance and risk management programs for property and casualty insurance. The Snapple Business was directly charged for related insurance costs.

 (b) Employees -- Certain employees of the Snapple Business were employed by Quaker and their compensation was paid by Quaker. These employees also participated in certain Quaker employee benefit plans. The Snapple Business was directly charged for actual salary costs and allocated fringe benefit costs. The allocated fringe benefit costs were allocated based on actual salary costs. Employees who were primarily employed in the Snapple Business on May 22, 1997, other than certain nontransferred employees as provided in the Agreement, were transferred to Triarc on the date of sale.

 (c) Corporate Overhead Allocations -- Quaker provided certain corporate general and administrative services to the Snapple Business including human resources, legal, finance, facility management and utilities. These expenses were allocated to the Snapple Business based on the underlying costs of the expense. We believe that this approximates the actual costs of services provided.

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
           OF CERTAIN REVENUES AND OPERATING EXPENSES -- (CONTINUED)

(7) SELECTED CASH FLOW INFORMATION

    Due to the relationship between the Snapple Business and Quaker and the basis of presentation of the financial statement contained herein (refer to Note 2, 'Basis of Presentation'), the selected cash flow information presented below is not indicative of what the cash flows of the Snapple Business would have been if it had been a stand-alone entity or indicative of future cash flows of the Snapple Business (in thousands).

                                                               FOUR MONTHS
                                                              AND TWENTY-TWO
                                                                DAYS ENDED
                                                               MAY 22, 1997
                                                               ------------
Cash used in operating activities(a)........................     $(25,900)
Cash used in investing activities(b)........................       (1,900)
Cash provided by financing activities(c)....................       23,400
                                                                 --------
Net decrease in cash and cash equivalents...................     $ (4,400)
                                                                 --------
                                                                 --------

---------

 (a) Operating Activities -- Cash used in operating activities for the four months and twenty-two days ended May 22, 1997, was primarily comprised of increases in trade accounts receivable and inventory of approximately $19 million and $8 million, respectively, and a decrease in accrued liabilities of approximately $15 million, partly offset by an increase in trade accounts payable of approximately $11 million.

 (b) Investing Activities -- The principal component of cash used in investing activities is capital expenditures related to machinery and equipment.

 (c) Financing Activities -- Cash advances made by Quaker to cover operating expenses and capital requirements of the Snapple Business are the principal component of cash provided by financing activities.

(8) FINANCIAL INSTRUMENTS

    Financial instruments were primarily used to reduce the impact of commodity price fluctuations. The main financial instruments used were commodity options and futures contracts.

    The commodity hedge instruments were used to reduce the risk that raw material purchases would be adversely affected as commodity prices changed. While the hedge instruments were subject to the risk of loss from decreasing commodity prices, any losses would be generally offset by reduced costs of the purchases being hedged. Quaker, acting on behalf of the Snapple Business, did not trade these instruments with the objective of earning financial gains on the commodity price fluctuations, nor did it trade in commodities for which there were no underlying exposures. Quaker's management believes that its use of financial instruments to reduce the effects of commodity price fluctuations was in the best interest of the Snapple Business.

    Primarily purchases of corn sweetener were hedged for the Snapple Business. For the four months and twenty-two days ended May 22, 1997, approximately $5.3 million of the cost of goods sold was in hedged corn sweetener. Quaker's strategy is typically to hedge certain production requirements for various periods up to 12 months. As of December 31, 1996, approximately 39 percent of hedgeable production requirements for the next 12 months were hedged. During 1997, Quaker, on behalf of the Snapple Business, entered into an agreement with its corn sweetener supplier that effectively hedged production requirements by establishing a pricing cap for 1997 purchases. Subsequent to the agreement, Quaker closed out of its positions in commodity hedge instruments. Deferred realized losses related to commodity options and futures contracts were immaterial as of May 22, 1997. The realized loss included

                          SNAPPLE BEVERAGE BUSINESS OF
                            THE QUAKER OATS COMPANY
                        NOTES TO THE COMBINED STATEMENT
           OF CERTAIN REVENUES AND OPERATING EXPENSES -- (CONTINUED)

in cost of goods sold for the four months and twenty-two days ended May 22, 1997 was $0.1 million. No open commodity instruments were outstanding as of May 22, 1997.

(9) COPACKER CONTRACT LIABILITIES

    The Snapple Business has entered into long-term agreements with certain copackers (contract manufacturers). These arrangements require the Snapple Business to purchase minimum volumes over various determined time periods through 2000. Inventory product costs under these arrangements include a case-rate packing fee plus a fixed fee, if any, that is incurred if the minimum volume is not met. At May 22, 1997, an accrual of $1.2 million had been recorded for fixed fees incurred but not yet paid.

    As Snapple volumes declined, the Snapple Business performed a manufacturing capacity study. As a result of this study, management reconfigured Snapple's manufacturing network and abandoned certain manufacturing arrangements. An accrual was established for future guaranteed payments that were required to be made to the contract manufacturers that were abandoned by Snapple. Because these guaranteed payments had no future benefits to Snapple, a liability was established in 1996. The accrual balance related to these fixed fees at December 31, 1996 was $12.0 million. The amount charged against the accrual during the four months and twenty-two days ended May 22, 1997 was $5.3 million, resulting in an accrual balance at May 22, 1997 of $6.7 million. Changes in assumptions, as well as actual experience, could cause these estimates to change.

(10) LITIGATION AND CLAIMS

    The Snapple Business is a party to a number of lawsuits and claims, which have been vigorously defended. Such matters arise out of the normal course of business and other issues. Certain of these actions seek damages in large amounts. While the results of litigation cannot be predicted with certainty, it is believed that the final outcome of such litigation will not have a material adverse effect on the consolidated financial position or results of operations of the Snapple Business. Changes in assumptions, as well as actual experience, could cause these estimates to change.

                                [Snapple Logo]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses in connection with the distribution described in this registration statement. The Company has agreed to pay all of the costs and expenses of this distribution. All fees other than the Commission registration fee are estimated.

Securities and Exchange Commission registration fee.........  $30,360
New York Stock Exchange listing fee.........................     *
NASD filing fee.............................................   12,000
Blue sky fees and expenses..................................     *
Accounting fees and expenses................................     *
Legal fees and expenses.....................................     *
Printing and engraving expenses.............................     *
Transfer Agent and Registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              -------
Total.......................................................  $  *
                                                              -------
                                                              -------

---------

* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employees or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in the paragraph above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit of proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    The Company's certificate of incorporation and the Company's bylaws provide that the Company shall, to the extent not prohibited by law, indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a 'Proceeding'), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company, or is or was serving in a capacity at the request of the Company as a director or officer of any other corporation or for any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an 'Other Entity'), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not directors or officers of the Company may be similarly indemnified in respect of service to the Company or to an Other Entity at the request of the Company to the extent the board of directors of the Company at any time specifies that such persons are entitled to the benefits of this provision.

    Section 102(b)(7) of the DGCL permits the elimination or limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (1) any breach of the director's duty of loyalty to the corporation or its stockholders,
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) breaches under section 174 of the DGCL, which relate to unlawful payments of dividends or unlawful stock repurchase or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

    The Company's certificate of incorporation limit the personal liability of directors of the Company to the fullest extent permitted by paragraph (7) of subsection (b) of section 102 of the DGCL.

    The Company also enters into indemnification agreements with its directors and officers, some of whom are our directors and officers, indemnifying them to the fullest extent permitted by law against liability, including related expenses, they may incur in their capacity as directors, officers, employees, trustees, agents or fiduciaries of the Company and/or its subsidiaries or any liability relating to their service in any such capacity, at the request of Triarc for other corporations or entities. The indemnification agreements are meant to provide specific contractual assurance that the indemnification provided by the Company under the certificate of incorporation, bylaws, or directors' and officers' liability insurance of the Company will be available regardless of changes to the Company's certificate of incorporation or by-laws or any acquisition transactions relating to the Company. The indemnification agreements do not provide indemnification (1) for the return by the indemnitee of any illegal remuneration paid to him or her, (2) for any profits payable by the indemnitee to the Company under Section 16(b) of the Securities Exchange Act, (3) for any liability resulting from the indemnitee's knowingly fraudulent, dishonest or willful misconduct, (4) for any amount the payment of which is not permitted by applicable law, (5) for any liability resulting from conduct producing unlawful personal benefit, (6) if a final court adjudication determines that indemnification is not lawful, or (7) to the extent indemnification has been provided by the Company under its certificate of incorporation, by-laws or directors and officers liability insurance.

    Determination as to whether an indemnitee is entitled to be paid under the indemnification agreements may be made by the majority vote of a quorum of disinterested directors of the Company, independent legal counsel selected by the Company's board of directors, a majority of disinterested stockholders of the Company or by a final adjudication of a court of competent jurisdiction. If the Company undergoes a change of control under the indemnification agreements all such determinations are to be made by special independent counsel selected by the indemnitee and approved by the Company, which approval may not be unreasonably withheld. The Company will pay the reasonable fees and expenses of the special independent counsel. An indemnitee may be able to require the Company to establish a trust fund to assure that funds will be available to pay any amounts which may be due to an indemnitee under an indemnification agreement.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the

Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the period from April 30, 1997, the date of the Company's inception, through May 31, 2000 the Company issued securities that were not registered under the Securities Act in the following transactions:

        (a) On April 30, 1997, the Company issued an aggregate of 1,000 shares (subsequently converted into 850,000 shares) of common stock to Triarc for an aggregate purchase price of $1,000 in connection with a Subscription Agreement among the Company and Triarc in reliance upon the exemption provided by Section 4(2) of the Securities Act.

        (b) On May 22, 1997, the Company issued an aggregate of 750,000 shares (subsequently converted into 750 shares) of 10% Cumulative Convertible Preferred Stock to Triarc for an aggregate purchase price of $75,000,000 in reliance upon the exemption provided by Section 4(2) of the Securities Act.

        (c) From April 30, 1997 to December 28, 1997, the Company granted options to purchase an aggregate of 76,250 shares of common stock to certain employees, officers, directors and consultants of the Company in reliance upon the exemption provided by Rule 701 of the Securities Act.

        (d) From December 29, 1997 to January 3, 1999, the Company granted options to purchase an aggregate of 72,175 shares of common stock to certain employees, officers, directors and consultants of the Company and Triarc in reliance upon the exemption provided by Rule 701 of the Securities Act.

        (e) From January 3, 1999 to January 2, 2000, the Company granted options to purchase an aggregate of 4,850 shares of common stock to certain employees, officers, directors and consultants of the Company and Triarc in reliance upon the exemption provided by Rule 701 of the Securities Act.

        (f) On February 25, 1999, the Company sold $300 million aggregate principal amount of 10 1/4 senior subordinated notes due 2009 to Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Wasserstein Perella Securities, Inc., in reliance upon the exemption provided by Section 4(2) of the Securities Act. A placement fee of $9 million was paid in connection with this transaction.

        (g) In October 1999, the Company issued 500 shares of common stock upon the exercise of existing options in reliance upon the exemption provided by Rule 701 of the Securities Act.

Unless otherwise stated, in the above transactions no underwriting discounts or commissions were paid, nor was any public offering involved.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
 1.1**  -- Form of Underwriting Agreement to be entered into by
           Snapple Beverage Group, Inc. ('Snapple Beverage Group')
           and the Underwriters named therein.
 3.1**  -- Form of Amended and Restated Certificate of Incorporation
           of Snapple Beverage Group.
 3.2**  -- Form of Amended and Restated Bylaws of Snapple Beverage
           Group.
 4.1    -- Credit Agreement dated as of February 25, 1999, among
           Snapple Beverage Corp. ('Snapple'), Mistic Brands, Inc.
           ('Mistic'), Stewart's Beverages, Inc. (f/k/a Cable Car
           Beverage Corporation) ('Stewart's Beverages'), RC/Arby's
           Corporation and Royal Crown Company Inc. ('Royal Crown'),
           as Borrowers, various financial institutions party
           thereto, as Lenders, DLJ Capital Funding, Inc., as
           syndication agent, Morgan Stanley Senior Funding, Inc., as
           Documentation Agent, and The Bank of New York, as
           Administrative Agent, incorporated herein by reference to
           Exhibit 4.1 to Triarc Companies, Inc.'s Current Report on
           Form 8-K dated March 11, 1999 (SEC file No. 1-2207).
 4.2    -- First Amendment dated as of April 1, 2000 to Credit
           Agreement dated as of February 25, 1999 among Snapple,
           Mistic, Stewart's, RC/Arby's Corporation and Royal Crown,
           as Borrowers, various financial institutions party
           thereto, as lenders, DLJ Capital Funding, Inc., as
           Syndication Agent for the Lenders, Morgan Stanley Senior
           Funding, Inc., as Documentation Agent for the Lenders, and
           The Bank of New York as Administrative Agent for the
           Lenders, incorporated by reference to Exhibit 4.1 to
           Triarc Companies, Inc.'s Quarterly Report on Form 10-Q,
           dated May 17, 2000 (SEC file No. 1-2207).
 4.3**  -- Form of Credit Agreement dated as of [      ], 2000,
           among Snapple, Mistic, Stewart's and Royal Crown, as
           Borrowers, various financial institutions party thereto,
           as Lenders, DLJ Capital Funding, Inc., as syndication
           agent, Morgan Stanley Senior Funding, Inc., as
           Documentation Agent and The Bank of New York, as
           Administrative Agent.
 4.4    -- Indenture dated of February 25, 1999 among Triarc
           Consumer Products Group LLC ('Triarc Consumer Products
           Group'), Snapple Beverage Group, Triarc Beverage Holdings
           Corp. (f/k/a Triarc Beverage Holdings, Inc.), as Issuers,
           the subsidiary guarantors party thereto and The Bank of
           New York, as Trustee, incorporated herein by reference to
           Exhibit 4.2 to Triarc Companies, Inc.'s Current Report on
           Form 8-K dated March 11, 1999 (SEC file No. 1-2207).
 4.5    -- Supplemental Indenture, dated as of February 26, 1999,
           among Triarc Consumer Products Group, Snapple Beverage
           Group, Millrose Distributors, Inc., and The Bank of New
           York as Trustee, incorporated herein by reference to
           Exhibit 4.6 to Amendment No. 2 to Registration Statement
           on Form S-4 filed by Triarc Consumer Products Group, LLC
           and Triarc Beverage Holdings Corp., dated October 1, 1999
           (Registration Nos. 333-78625; 333-78625-01 through
           333-78625-28).
 4.6    -- Supplemental Indenture No. 2, dated as of September 8,
           1999, among Triarc Consumer Products Group, Snapple
           Beverage Group, the subsidiary guarantors party thereto
           and The Bank of New York, as Trustee, incorporated herein
           by reference to Exhibit 4.7 to Amendment No. 2 to
           Registration Statement on Form S-4 filed by Triarc
           Consumer Products Group, LLC and Triarc Beverage Holdings
           Corp., dated October 1, 1999 (Registration Nos. 333-78625;
           333-78625-01 through 333-78625-28).
 4.8    -- Supplemental Indenture No. 3, dated as of December 16,
           1999 among Triarc Consumer Products Group, Triarc Beverage
           Holdings Corp., MPAS Holdings, Inc., Millrose, L.P., and
           The Bank of New York, as Trustee incorporated herein by
           reference to Exhibit 4.1 to Triarc Companies, Inc.'s
           Current Report on Form 8-K dated March 30, 2000 (SEC file
           No. 1-2207).
 4.9    -- Supplemental Indenture No. 4, dated as of January 2, 2000 among Triarc Consumer Products Group, Triarc Beverage
           Holdings Corp., Snapple Distributors of Long Island, Inc.,
           and The Bank of New York, as Trustee incorporated herein
           by reference to Exhibit 4.2 to Triarc Companies, Inc.'s
           Current Report on Form 8-K dated March 30, 2000 (SEC file
           No. 1-2207).
 4.10   -- Registration Rights Agreement dated as of February 25,
           1999 among Triarc Consumer Products Group, Snapple
           Beverage Group, the Guarantors party thereto and Nelson
           Peltz and Peter W. May, incorporated herein by reference
           to Exhibit 4.1 to Triarc Companies, Inc.'s Current Report
           on Form 8-K dated April 1, 1999 (SEC file No. 1-2207).
 4.11   -- Form of 10 1/4% Senior Subordinated Note of Triarc
           Consumer Products Group and Snapple Beverage Group due
           2009, incorporated herein by reference to Exhibit 4.5 to
           the Registration Statement on Form S-4 filed by Triarc
           Consumer Products Group, LLC and Triarc Beverage Holdings
           Corp., dated May 17, 1999 (Registration Nos. 333-78625;
           333-78625-01 through 333-78625-28).

 5.1** -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
10.1 -- Triarc Companies, Inc.'s 1993 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit
          10.1 to Triarc Companies, Inc.'s Current Report on
          Form 8-K dated March 31, 1997 (SEC file No. 1-2207).
10.2   -- Form of Non-Incentive Stock Option Agreement under Triarc
          Companies, Inc.'s 1993 Equity Participation Plan, incorporated herein by reference to Exhibit 10.2 to Triarc
          Companies, Inc.'s Current Report on Form 8-K dated
          March 31, 1997 (SEC file No. 1-2207).
10.3 -- Concentrate Sales Agreement dated as of January 28, 1994 between Royal Crown Cola Co. and Cott -- Confidential treatment has been granted for portions of the agreement, incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to Triarc Companies, Inc.'s Registration
          Statement on Form S-4 dated March 11, 1994 (SEC file
          No. 1-2207).
10.4   -- Form of Indemnification Agreement between Snapple
          Beverage Group and certain officers, directors and employees of Triarc Beverage Holdings, incorporated herein by reference to Exhibit 10.40 to Amendment No. 4 to Registration Statement on Form S-4 filed by Triarc
          Consumer Products Group, LLC and Triarc Beverage Holdings
          Group, dated December 10, 1999 (Registration Nos.
          333-78625; 333-78625-01 through 333-78625-028).
10.5   -- Amended and Restated Employment Agreement dated as of
          June 1, 1997 by and between Snapple, Mistic and Michael
          Weinstein, incorporated herein by reference to Exhibit
          10.3 to Triarc Companies, Inc.'s Current Report on
          Form 8-K/A dated March 16, 1998 (SEC file No. 1-2207).
10.6   -- Amended and Restated Employment Agreement dated as of
          June 1, 1997 by and between Snapple, Mistic and Ernest J.
          Cavallo, incorporated herein by reference to Exhibit 10.4 to Triarc Companies, Inc.'s Current Report on Form 8-K/A dated March 16, 1998 (SEC file No. 1-2207).
10.7   -- Triarc Companies, Inc.'s 1997 Equity Participation Plan
          (the '1997 Equity Plan'), incorporated herein by reference to Exhibit 10.5 to Triarc Companies, Inc.'s Current Report on Form 8-K dated March 16, 1998 (SEC file No. 1-2207).
10.8   -- Form of Non-Incentive Stock Option Agreement under the
          1997 Equity Plan, incorporated herein by reference to
          Exhibit 10.6 to Triarc Companies, Inc.'s Current Report on
          Form 8-K dated March 16, 1998 (SEC file No. 1-2207).
10.9   -- Triarc Companies, Inc.'s Stock Option Plan for Cable Car
          Beverage Corporation Employees, incorporated herein by reference to Exhibit 4.3 to Triarc Companies, Inc.'s
          Registration Statement on Form S-8 dated January 22, 1998
          (Registration No. 333-44711).
10.10  -- Snapple Beverage Group, Inc. 1997 Stock Option Plan (the
          '1997 Option Plan'), incorporated herein by reference to
          Exhibit 10.1 to Triarc Companies, Inc.'s Current Report on
          Form 8-K dated March 16, 1998 (SEC file No. 1-2207).
10.11  -- Form of Non-Qualified Stock Option Agreement under the
          1997 Option Plan, incorporated herein by reference to
          Exhibit 10.2 to Triarc Companies, Inc.'s Current Report on
          Form 8-K dated March 16, 1998 (SEC file No. 1-2207).
10.12 -- Triarc Companies, Inc.'s 1998 Equity Participation Plan, as currently in effect, incorporated herein by reference to Exhibit 10.1 to Triarc Companies, Inc.'s Current Report on Form 8-K dated May 13, 1998 (SEC file No. 1-2207).
10.13  -- Form of Non-Incentive Stock Option Agreement under Triarc
          Companies, Inc.'s 1998 Equity Participation Plan, incorporated herein by reference to Exhibit 10.2 to Triarc
          Companies, Inc.'s Current Report on Form 8-K dated
          May 13, 1998 (SEC file No. 1-2207).
10.14 -- Management Services Agreement, dated February 25, 1999, by and between Triarc Companies, Inc., Snapple, Mistic,
          Stewart's Beverages and Royal Crown., incorporated herein by reference to Exhibit 10.28 to the Registration
          Statement on Form S-4 filed by Triarc Consumer Products
          Group, LLC and Triarc Beverage Holdings Corp., dated
          May 17, 1999 (Registration Nos. 333-78625; 333-78625-01
          through 333-78625-028).
10.15 -- Tax Sharing Agreement, dated February 25, 1999, by and between Triarc Companies, Inc., Triarc Consumer Products
          Group, Snapple Beverage Group, Snapple, Mistic, Stewart's
          Beverages, RC/Arby's Corporation, Royal Crown, Arby's, and
          ARHC, LLC., incorporated herein by reference to Exhibit
          10.29 to the Registration Statement on Form S-4 filed by Triarc Consumer Products Group, LLC and Triarc Beverage
          Holdings Corp., dated May 17, 1999 (Registration Nos.
          333-78625; 333-78625-01 through 333-78625-28).
10.16  -- Amendment No. 1 to the Tax Sharing Agreement, dated April
          23, 1999, by and among Triarc Companies, Inc., Triarc
          Consumer Products Group, Snapple Beverage Group, Snapple,
          Mistic, Stewart's Beverages, RC/Arby's Corporation, Royal
          Crown, Arby's and ARHC, LLC, incorporated herein by reference to Exhibit 10.30 to the Registration Statement on Form S-4 filed by Triarc Consumer Products Group, LLC and Triarc Beverage Holdings Corp., dated May 17, 1999
          (Registration Nos. 333-78625; 333-78625-01 through
          333-78625-28).

10.17  -- Amendment to Tax Sharing Agreements, dated as of August
          15, 1998, among Snapple Beverage Group, Snapple, Mistic and Stewart's Beverages, incorporated herein by reference to Exhibit 10.33 to the Registration Statement on Form S-4 filed by Triarc Consumer Products Group, LLC and
          Triarc Beverage Holdings Corp., dated May 17, 1999
          (Registration Nos. 333-78625; 333-78625-01 through
          333-78625-28).
10.18  -- Amendment No. 2 to the Tax Sharing Agreement, dated as of
          April 23, 1999, by and among Triarc Companies, Inc.,
          Triarc Consumer Products Group, Snapple Beverage Group,
          Snapple, Mistic, Stewart's Beverages, RC/Arby's
          Corporation, Royal Crown, Arby's and ARHC, LLC, incorporated herein by reference to Exhibit 10.38 to Amendment No. 2 to Registration Statement on Form S-4 filed by Triarc Consumer Products Group, LLC and Triarc
          Beverage Holdings Corp., dated October 1, 1999
          (Registration Nos. 333-78625; 333-78625-01 through
          333-78625-28).
10.19 -- Amendment No. 1 to the 1997 Option Plan, incorporated by reference to Exhibit 10.36 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Triarc
          Consumer Products Group, LLC and Triarc Beverage Holdings
          Corp., dated August 3, 1999 (Registration Nos. 333-78625;
          333-78625-01 through 333-78625-28).
10.20 -- Letter agreement between Royal Crown and John L. Belsito, dated July 23, 1998; incorporated herein by reference to
          Exhibit 10.1 to RC/Arby's Corporation Current Report on
          Form 8-K dated November 5, 1998 (SEC file No. 33-62778).
10.21* -- Amendment No. 1 to the Amended and Restated Employment
          Agreement dated as of June 1, 1997 by and between Snapple, Mistic and Michael Weinstein.
10.22* -- Amendment No. 1 to the Amended and Restated Employment
          Agreement dated as of June 1, 1997 by and between Snapple, Mistic and Ernest J. Cavallo.
10.23* -- Letter agreement between Stewart's and Samuel M. Simpson, dated November 25, 1997.
10.24* -- Amendment No. 2 to the 1997 Option Plan.
10.25**-- Form of Registration Rights Agreement, among Triarc
          Companies, Inc., RC/Arby's Corporation and Snapple
          Beverage Group.
10.26**-- Form of Initial Public Offering and Separation Agreement,
          between Triarc Companies, Inc. and Snapple Beverage Group.
10.27**-- Form of Release and Indemnification Agreement, between
          Triarc Companies, Inc., Snapple Beverage Group and the other parties thereto.
10.28**-- Snapple Beverage Group, Inc. 2000 Equity Participation
          Plan (the '2000 Equity Participation Plan')
10.29**-- Form of Non-Qualified Stock Option Agreement under the
          2000 Equity Participation Plan.
10.30**-- Form of Confidentiality and Non-Solicitation Agreement.
21.1*  -- Subsidiaries of Snapple Beverage Group (giving effect to restructuring).
23.1*  -- Consent of Deloitte & Touche LLP.
23.2*  -- Consent of Arthur Andersen LLP.
23.3** -- Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          (included as part of Exhibit 5.1).
24.1*  -- Powers of Attorney (contained on signature page).

---------
 * Filed herewith
** To be filed with amendment

    (b) Financial Statement Schedules

        Schedule I  -- Condensed Balance Sheet (Parent Company Only) -- as of
                       January 2, 2000; Condensed Statement of Operations (Parent
                       Company Only) -- for the period from inception, January 15, 1999, through January 2, 2000; Condensed
                       Statement of Cash Flows (Parent Company Only) -- for the period from inception, January 15, 1999, through January 2, 2000.
        Schedule II -- Valuation and Qualifying Accounts for the fiscal years ended December 28, 1997, January 3, 1999 and January 2,
                       2000.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JUNE 27, 2000.

                                          SNAPPLE BEVERAGE GROUP, INC.

                                          By:      /s/ MICHAEL F. WEINSTEIN
                                              ..................................
                                                    MICHAEL F. WEINSTEIN
                                                   CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Peter W. May, Michael F. Weinstein and Ernest J. Cavallo or any one of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED BELOW AND ON JUNE 27, 2000.

                SIGNATURES                                           TITLE
                ----------                                           -----
         /s/ MICHAEL F. WEINSTEIN           Chief Executive Officer and Director (Principal
 .........................................    Executive Officer)
           MICHAEL F. WEINSTEIN

            /s/ RICHARD ALLEN               Senior Vice President and Chief Financial Officer
 .........................................    (Principal Financial Officer)
              RICHARD ALLEN

           /s/ FRED H. SCHAEFER             Vice President and Chief Accounting Officer (Principal
 .........................................    Accounting Officer)
             FRED H. SCHAEFER

             /s/ NELSON PELTZ               Chairman and Director
 .........................................
               NELSON PELTZ

             /s/ PETER W. MAY               Vice Chairman and Director
 .........................................
               PETER W. MAY

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                              PAGE
                                                                              ----
Independent Auditors' Report.............................................          S-2
Schedule I   -- Condensed Balance Sheet (Parent Company Only) -- as of
               January 2, 2000; Condensed Statement of Operations
               (Parent Company Only) -- for the period from inception,
               January 15, 1999, through January 2, 2000; Condensed
               Statement of Cash Flows (Parent Company Only) -- for the
               period from inception, January 15, 1999, through
               January 2, 2000 (1).......................................    S-3 - S-5
Schedule II  -- Valuation and Qualifying Accounts for the fiscal years ended December 28, 1997, January 3, 1999 and January 2,
               2000......................................................          S-6

---------

All other financial statement schedules have been omitted since they are not applicable.

(1) Triarc Consumer Products Group, LLC (Parent Company) was formed on
    January 15, 1999 and commenced operations on February 23, 1999 with the acquisition through a capital contribution of all of the capital stock previously owned directly or indirectly by Triarc Companies, Inc. of RC/Arby's Corporation, Triarc Beverage Holdings Corp. and Stewart's Beverages, Inc. and their subsidiaries. See Note 1 to the consolidated financial statements included elsewhere herein for additional disclosures regarding the basis of presentation of the financial statements. As a result, the Parent Company had no operations prior to February 23, 1999 and no prior years' comparative financial statements are applicable.

             INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL SCHEDULES

To the Board of Managers and Member of
TRIARC CONSUMER PRODUCTS GROUP, LLC:
New York, New York

    We have audited the consolidated financial statements of Triarc Consumer Products Group, LLC and subsidiaries (the 'Company') as of January 2, 2000 and January 3, 1999 and for each of the three fiscal years in the period ended January 2, 2000 and our report thereon appears in Item 8 in this prospectus. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index to financial statement schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
New York, New York
March 10, 2000
(June 23, 2000 as to Note 22 to the
  consolidated financial statements)

                                                                      SCHEDULE I

                      TRIARC CONSUMER PRODUCTS GROUP, LLC
                             (PARENT COMPANY ONLY)
                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                              JANUARY 2,
                                                                 2000
                                                                 ----
                           ASSETS
Current assets:
    Cash....................................................   $     12
    Due from subsidiary.....................................      3,373
                                                               --------
        Total current assets................................      3,385
10.33% note receivable from RC/Arby's Corporation due
  2009......................................................    300,000
Deferred financing costs....................................     12,368
                                                               --------
                                                               $315,753
                                                               --------
                                                               --------
              LIABILITIES AND MEMBER'S DEFICIT
Current liabilities:
    Accounts payable........................................   $     45
    Due to subsidiary and other affiliate...................        215
    Accrued expenses........................................     12,368
                                                               --------
        Total current liabilities...........................     12,628
                                                               --------
10 1/4% senior subordinated notes due 2009(a)...............    300,000
Accumulated reductions in stockholders' equity of
  subsidiaries in excess of investments(b)..................    177,010
Commitments and contingencies
Member's deficit:
    Accumulated deficit.....................................   (173,533)
    Accumulated other comprehensive deficit.................       (352)
                                                               --------
        Total member's deficit..............................   (173,885)
                                                               --------
                                                               $315,753
                                                               --------
                                                               --------

---------

 (a) These notes mature in 2009 and do not require any amortization of principal prior thereto.

 (b) The 'Accumulated reductions in stockholders' equity of subsidiaries in excess of investments' include all of the direct and indirect owned subsidiaries of Triarc Consumer Products Group, LLC. The investments in subsidiaries aggregate to a negative balance as a result of aggregate dividends from subsidiaries in excess of the investments in the subsidiaries.

                      TRIARC CONSUMER PRODUCTS GROUP, LLC
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                               FOR THE PERIOD
                                                               FROM INCEPTION,
                                                              JANUARY 15, 1999,
                                                                   THROUGH
                                                               JANUARY 2, 2000
                                                               ---------------
Revenues and income:
    Equity in income of subsidiaries before extraordinary
      charges...............................................      $ 27,705
    Interest income from RC/Arby's Corporation..............        23,592
    Interest income other than from subsidiaries............         1,122
                                                                  --------
                                                                    52,419
                                                                  --------
Costs and expenses:
    General and administrative..............................           111
    Interest expense........................................        28,079
                                                                  --------
                                                                    28,190
                                                                  --------
        Income before income taxes and extraordinary
          charges...........................................        24,229
Benefit from income taxes...................................         1,249
                                                                  --------
        Income before extraordinary charges.................        25,478
Equity in extraordinary charges of subsidiaries.............       (11,772)
                                                                  --------
        Net income..........................................      $ 13,706
                                                                  --------
                                                                  --------

                      TRIARC CONSUMER PRODUCTS GROUP, LLC
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FOR THE PERIOD
                                                               FROM INCEPTION,
                                                              JANUARY 15, 1999,
                                                                   THROUGH
                                                               JANUARY 2, 2000
                                                               ---------------
Cash flows from operating activities:
    Net income..............................................      $  13,706
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Amortization of deferred financing costs............          1,141
        Change in due from/to subsidiaries and other
          affiliate.........................................        (13,186)
        Increase in accounts payable and accrued expenses...         12,413
                                                                  ---------
            Net cash provided by operating activities.......         14,074
                                                                  ---------
Cash flows from investing activities:
    Loan to RC/Arby's Corporation...........................       (300,000)
    Dividends from subsidiaries in excess of equity in net
      income of subsidiaries................................        202,350
                                                                  ---------
            Net cash used in investing activities...........        (97,650)
                                                                  ---------
Cash flows from financing activities:
    Proceeds from long-term debt............................        300,000
    Dividends paid to Triarc Companies, Inc.................       (204,746)
    Deferred financing costs................................        (11,666)
                                                                  ---------
            Net cash provided by financing activities.......         83,588
                                                                  ---------
Net increase in cash and cash at end of period..............      $      12
                                                                  ---------
                                                                  ---------

                                                                     SCHEDULE II

              TRIARC CONSUMER PRODUCTS GROUP, LLC AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                          ADDITIONS
                                                  -------------------------
                                     BALANCE AT   CHARGED TO     CHARGED TO     DEDUCTIONS     BALANCE AT
                                     BEGINNING    COSTS AND        OTHER           FROM          END OF
            DESCRIPTION               OF YEAR      EXPENSES       ACCOUNTS       RESERVES         YEAR
            -----------               -------      --------       --------       --------         ----
                                                                (IN THOUSANDS)
Year ended December 28, 1997:
    Receivables -- allowance for
      doubtful accounts:
        Trade......................   $ 2,559       $6,048 (1)      $725 (2)     $(1,361)(3)    $ 7,971
        Affiliate..................     2,551          975 (1)     --               (256)(3)      3,270
                                      -------       ------          ----         -------        -------
            Total..................   $ 5,110       $7,023          $725         $(1,617)       $11,241
                                      -------       ------          ----         -------        -------
                                      -------       ------          ----         -------        -------

Year ended January 3, 1999:
    Receivables -- allowance for
      doubtful accounts:
        Trade......................   $ 7,971       $2,861          $ 32 (2)     $(5,313)(3)    $ 5,551
        Affiliate..................     3,270         (474)(4)     --             (2,796)(3)      --
                                      -------       ------          ----         -------        -------
            Total..................   $11,241       $2,387          $ 32         $(8,109)       $ 5,551
                                      -------       ------          ----         -------        -------
                                      -------       ------          ----         -------        -------

Year ended January 2, 2000:
    Receivables -- allowance for
      doubtful accounts:
        Trade......................   $ 5,551       $2,132 (5)      $105 (2)     $(2,147)(3)    $ 5,641
        Affiliate..................     --            (265)(4)     --                265 (4)      --
                                      -------       ------          ----         -------        -------
            Total..................   $ 5,551       $1,867          $105         $(1,882)       $ 5,641
                                      -------       ------          ----         -------        -------
                                      -------       ------          ----         -------        -------

---------

(1) Includes $2,254,000 of trade and $975,000 of affiliate provisions charged to 'Charges (credit) related to post-acquisition transition, integration and changes to business strategies.'

(2) Recoveries of accounts previously determined to be uncollectible.

(3) Accounts determined to be uncollectible.

(4) Reversal of provision for doubtful accounts due to recoveries of accounts previously fully reserved.

(5) Net of $549,000 credited to 'Charges (credit) related to post-acquisition transition, integration and changes to business strategies.'

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                            DESCRIPTION                           PAGE
  ------                            -----------                           ----
   1.1**   -- Form of Underwriting Agreement to be entered into by
              Snapple Beverage Group, Inc. ('Snapple Beverage Group')
              and the Underwriters named therein........................
   3.1**   -- Form of Amended and Restated Certificate of Incorporation
              of Snapple Beverage Group.................................
   3.2**   -- Form of Amended and Restated Bylaws of Snapple Beverage
              Group.....................................................
   4.1     -- Credit Agreement dated as of February 25, 1999, among
              Snapple Beverage Corp. ('Snapple'), Mistic Brands, Inc.
              ('Mistic'), Stewart's Beverages, Inc. (f/k/a Cable Car
              Beverage Corporation) ('Stewart's Beverages'), RC/Arby's
              Corporation and Royal Crown Company Inc. ('Royal Crown'),
              as Borrowers, various financial institutions party
              thereto, as Lenders, DLJ Capital Funding, Inc., as
              syndication agent, Morgan Stanley Senior Funding, Inc., as
              Documentation Agent, and The Bank of New York, as
              Administrative Agent, incorporated herein by reference to
              Exhibit 4.1 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 11, 1999 (SEC file No. 1-2207).......
   4.2     -- First Amendment dated as of April 1, 2000 to Credit
              Agreement dated as of February 25, 1999 among Snapple,
              Mistic, Stewart's, RC/Arby's Corporation and Royal Crown,
              as Borrowers, various financial institutions party
              thereto, as lenders, DLJ Capital Funding, Inc., as
              Syndication Agent for the Lenders, Morgan Stanley Senior
              Funding, Inc., as Documentation Agent for the Lenders, and
              The Bank of New York as Administrative Agent for the
              Lenders, incorporated by reference to Exhibit 4.1 to
              Triarc Companies, Inc.'s Quarterly Report on Form 10-Q,
              dated May 17, 2000 (SEC file No. 1-2207)..................
   4.3**   -- Form of Credit Agreement dated as of [      ], 2000,
              among Snapple, Mistic, Stewart's and Royal Crown, as
              Borrowers, various financial institutions party thereto,
              as Lenders, DLJ Capital Funding, Inc., as syndication
              agent, Morgan Stanley Senior Funding, Inc., as
              Documentation Agent and The Bank of New York, as
              Administrative Agent......................................
   4.4     -- Indenture dated of February 25, 1999 among Triarc
              Consumer Products Group LLC ('Triarc Consumer Products
              Group'), Snapple Beverage Group, Triarc Beverage Holdings
              Corp. (f/k/a Triarc Beverage Holdings, Inc.), as Issuers,
              the subsidiary guarantors party thereto and The Bank of
              New York, as Trustee, incorporated herein by reference to
              Exhibit 4.2 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 11, 1999 (SEC file No. 1-2207).......
   4.5     -- Supplemental Indenture, dated as of February 26, 1999,
              among Triarc Consumer Products Group, Snapple Beverage
              Group, Millrose Distributors, Inc., and The Bank of New
              York as Trustee, incorporated herein by reference to
              Exhibit 4.6 to Amendment No. 2 to Registration Statement
              on Form S-4 filed by Triarc Consumer Products Group, LLC
              and Triarc Beverage Holdings Corp., dated October 1, 1999
              (Registration Nos. 333-78625; 333-78625-01 through
              333-78625-28).............................................
   4.6     -- Supplemental Indenture No. 2, dated as of September 8,
              1999, among Triarc Consumer Products Group, Snapple
              Beverage Group, the subsidiary guarantors party thereto
              and The Bank of New York, as Trustee, incorporated herein
              by reference to Exhibit 4.7 to Amendment No. 2 to
              Registration Statement on Form S-4 filed by Triarc
              Consumer Products Group, LLC and Triarc Beverage Holdings
              Corp., dated October 1, 1999 (Registration Nos. 333-78625;
              333-78625-01 through 333-78625-28)........................
   4.8     -- Supplemental Indenture No. 3, dated as of December 16,
              1999 among Triarc Consumer Products Group, Triarc Beverage
              Holdings Corp., MPAS Holdings, Inc., Millrose, L.P., and
              The Bank of New York, as Trustee incorporated herein by
              reference to Exhibit 4.1 to Triarc Companies, Inc.'s
              Current Report on Form 8-K dated March 30, 2000 (SEC file
              No. 1-2207)...............................................
   4.9     -- Supplemental Indenture No. 4, dated as of January 2, 2000 among Triarc Consumer Products Group, Triarc Beverage
              Holdings Corp., Snapple Distributors of Long Island, Inc.,
              and The Bank of New York, as Trustee incorporated herein
              by reference to Exhibit 4.2 to Triarc Companies, Inc.'s
              Current Report on Form 8-K dated March 30, 2000 (SEC file
              No. 1-2207)...............................................
   4.10    -- Registration Rights Agreement dated as of February 25,
              1999 among Triarc Consumer Products Group, Snapple
              Beverage Group, the Guarantors party thereto and Nelson
              Peltz and Peter W. May, incorporated herein by reference
              to Exhibit 4.1 to Triarc Companies, Inc.'s Current Report
              on Form 8-K dated April 1, 1999 (SEC file No. 1-2207).....

  EXHIBIT
  NUMBER                            DESCRIPTION                           PAGE
  ------                            -----------                           ----
   4.11    -- Form of 10 1/4% Senior Subordinated Note of Triarc
              Consumer Products Group and Snapple Beverage Group due
              2009, incorporated herein by reference to Exhibit 4.5 to
              the Registration Statement on Form S-4 filed by Triarc
              Consumer Products Group, LLC and Triarc Beverage Holdings
              Corp., dated May 17, 1999 (Registration Nos. 333-78625;
              333-78625-01 through 333-78625-28)........................
   5.1**   -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison......
  10.1     -- Triarc Companies, Inc.'s 1993 Equity Participation Plan,
              as amended, incorporated herein by reference to Exhibit
              10.1 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 31, 1997 (SEC file No. 1-2207).......
  10.2     -- Form of Non-Incentive Stock Option Agreement under Triarc
              Companies, Inc.'s 1993 Equity Participation Plan,
              incorporated herein by reference to Exhibit 10.2 to Triarc
              Companies, Inc.'s Current Report on Form 8-K dated
              March 31, 1997 (SEC file No. 1-2207)......................
  10.3     -- Concentrate Sales Agreement dated as of January 28, 1994 between Royal Crown Cola Co. and Cott -- Confidential
              treatment has been granted for portions of the agreement,
              incorporated herein by reference to Exhibit 10.12 to
              Amendment No. 1 to Triarc Companies, Inc.'s Registration
              Statement on Form S-4 dated March 11, 1994 (SEC file
              No. 1-2207)...............................................
  10.4     -- Form of Indemnification Agreement between Snapple
              Beverage Group and certain officers, directors and
              employees of Triarc Beverage Holdings, incorporated herein by reference to Exhibit 10.40 to Amendment No. 4 to
              Registration Statement on Form S-4 filed by Triarc
              Consumer Products Group, LLC and Triarc Beverage Holdings
              Group, dated December 10, 1999 (Registration Nos.
              333-78625; 333-78625-01 through 333-78625-028)............
  10.5     -- Amended and Restated Employment Agreement dated as of
              June 1, 1997 by and between Snapple, Mistic and Michael
              Weinstein, incorporated herein by reference to Exhibit
              10.3 to Triarc Companies, Inc.'s Current Report on
              Form 8-K/A dated March 16, 1998 (SEC file No. 1-2207).....
  10.6     -- Amended and Restated Employment Agreement dated as of
              June 1, 1997 by and between Snapple, Mistic and Ernest J.
              Cavallo, incorporated herein by reference to Exhibit 10.4
              to Triarc Companies, Inc.'s Current Report on Form 8-K/A
              dated March 16, 1998 (SEC file No. 1-2207)................
  10.7     -- Triarc Companies, Inc.'s 1997 Equity Participation Plan
              (the '1997 Equity Plan'), incorporated herein by reference to Exhibit 10.5 to Triarc Companies, Inc.'s Current Report
              on Form 8-K dated March 16, 1998 (SEC file No. 1-2207)....
  10.8     -- Form of Non-Incentive Stock Option Agreement under the
              1997 Equity Plan, incorporated herein by reference to
              Exhibit 10.6 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 16, 1998 (SEC file No. 1-2207).......
  10.9     -- Triarc Companies, Inc.'s Stock Option Plan for Cable Car
              Beverage Corporation Employees, incorporated herein by
              reference to Exhibit 4.3 to Triarc Companies, Inc.'s
              Registration Statement on Form S-8 dated January 22, 1998
              (Registration No. 333-44711)..............................
  10.10    -- Snapple Beverage Group, Inc. 1997 Stock Option Plan (the
              '1997 Option Plan'), incorporated herein by reference to
              Exhibit 10.1 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 16, 1998 (SEC file No. 1-2207).......
  10.11    -- Form of Non-Qualified Stock Option Agreement under the
              1997 Option Plan, incorporated herein by reference to
              Exhibit 10.2 to Triarc Companies, Inc.'s Current Report on
              Form 8-K dated March 16, 1998 (SEC file No. 1-2207).......
  10.12    -- Triarc Companies, Inc.'s 1998 Equity Participation Plan,
              as currently in effect, incorporated herein by reference
              to Exhibit 10.1 to Triarc Companies, Inc.'s Current Report
              on Form 8-K dated May 13, 1998 (SEC file No. 1-2207)......
  10.13    -- Form of Non-Incentive Stock Option Agreement under Triarc
              Companies, Inc.'s 1998 Equity Participation Plan,
              incorporated herein by reference to Exhibit 10.2 to Triarc
              Companies, Inc.'s Current Report on Form 8-K dated May 13,
              1998 (SEC file No. 1-2207)................................
  10.14    -- Management Services Agreement, dated February 25, 1999, by and between Triarc Companies, Inc., Snapple, Mistic,
              Stewart's Beverages and Royal Crown., incorporated herein
              by reference to Exhibit 10.28 to the Registration
              Statement on Form S-4 filed by Triarc Consumer Products
              Group, LLC and Triarc Beverage Holdings Corp., dated
              May 17, 1999 (Registration Nos. 333-78625; 333-78625-01
              through 333-78625-028)....................................

  EXHIBIT
  NUMBER                            DESCRIPTION                           PAGE
  ------                            -----------                           ----
  10.15    -- Tax Sharing Agreement, dated February 25, 1999, by and
              between Triarc Companies, Inc., Triarc Consumer Products
              Group, Snapple Beverage Group, Snapple, Mistic, Stewart's
              Beverages, RC/Arby's Corporation, Royal Crown, Arby's, and
              ARHC, LLC., incorporated herein by reference to Exhibit
              10.29 to the Registration Statement on Form S-4 filed by
              Triarc Consumer Products Group, LLC and Triarc Beverage
              Holdings Corp., dated May 17, 1999 (Registration Nos.
              333-78625; 333-78625-01 through 333-78625-28).............
  10.16    -- Amendment No. 1 to the Tax Sharing Agreement, dated April
              23, 1999, by and among Triarc Companies, Inc., Triarc
              Consumer Products Group, Snapple Beverage Group, Snapple,
              Mistic, Stewart's Beverages, RC/Arby's Corporation, Royal
              Crown, Arby's and ARHC, LLC, incorporated herein by
              reference to Exhibit 10.30 to the Registration Statement
              on Form S-4 filed by Triarc Consumer Products Group, LLC
              and Triarc Beverage Holdings Corp., dated May 17, 1999
              (Registration Nos. 333-78625; 333-78625-01 through
              333-78625-28).............................................
  10.17    -- Amendment to Tax Sharing Agreements, dated as of August
              15, 1998, among Snapple Beverage Group, Snapple, Mistic
              and Stewart's Beverages, incorporated herein by reference
              to Exhibit 10.33 to the Registration Statement on Form S-4
              filed by Triarc Consumer Products Group, LLC and Triarc
              Beverage Holdings Corp., dated May 17, 1999 (Registration
              Nos. 333-78625; 333-78625-01 through 333-78625-28)........
  10.18    -- Amendment No. 2 to the Tax Sharing Agreement, dated as of
              April 23, 1999, by and among Triarc Companies, Inc.,
              Triarc Consumer Products Group, Snapple Beverage Group,
              Snapple, Mistic, Stewart's Beverages, RC/Arby's
              Corporation, Royal Crown, Arby's and ARHC, LLC,
              incorporated herein by reference to Exhibit 10.38 to
              Amendment No. 2 to Registration Statement on Form S-4
              filed by Triarc Consumer Products Group, LLC and Triarc
              Beverage Holdings Corp., dated October 1, 1999
              (Registration Nos. 333-78625; 333-78625-01 through
              333-78625-28).............................................
  10.19    -- Amendment No. 1 to the 1997 Option Plan, incorporated by reference to Exhibit 10.36 to Amendment No. 1 to the
              Registration Statement on Form S-4 filed by Triarc
              Consumer Products Group, LLC and Triarc Beverage Holdings
              Corp., dated August 3, 1999 (Registration Nos. 333-78625;
              333-78625-01 through 333-78625-28)........................
  10.20    -- Letter agreement between Royal Crown and John L. Belsito, dated July 23, 1998; incorporated herein by reference to
              Exhibit 10.1 to RC/Arby's Corporation Current Report on
              Form 8-K dated November 5, 1998 (SEC file No. 33-62778)...
  10.21*   -- Amendment No. 1 to the Amended and Restated Employment
              Agreement dated as of June 1, 1997 by and between Snapple,
              Mistic and Michael Weinstein..............................
  10.22*   -- Amendment No. 1 to the Amended and Restated Employment
              Agreement dated as of June 1, 1997 by and between Snapple,
              Mistic and Ernest J. Cavallo..............................
  10.23*   -- Letter agreement between Stewart's and Samuel M. Simpson, dated November 25, 1997...................................
  10.24*   -- Amendment No. 2 to the 1997 Option Plan..................
  10.25**  -- Form of Registration Rights Agreement, among Triarc
              Companies, Inc., RC/Arby's Corporation and Snapple
              Beverage Group............................................
  10.26**  -- Form of Initial Public Offering and Separation Agreement,
              between Triarc Companies, Inc. and Snapple Beverage
              Group.....................................................
  10.27**  -- Form of Release and Indemnification Agreement, between
              Triarc Companies, Inc., Snapple Beverage Group and the
              other parties thereto.....................................
  10.28**  -- Snapple Beverage Group, Inc. 2000 Equity Participation
              Plan (the '2000 Equity Participation Plan')...............
  10.29**  -- Form of Non-Qualified Stock Option Agreement under the
              2000 Equity Participation Plan............................
  10.30**  -- Form of Confidentiality and Non-Solicitation Agreement...
  21.1*    -- Subsidiaries of Snapple Beverage Group (giving effect to restructuring)............................................
  23.1*    -- Consent of Deloitte & Touche LLP.........................
  23.2*    -- Consent of Arthur Andersen LLP...........................
  23.3**   -- Consent of Paul, Weiss, Rifkind, Wharton & Garrison
              (included as part of Exhibit 5.1).........................
  24.1*    -- Powers of Attorney (contained on signature page).........

---------
 * Filed herewith
** To be filed with amendment



                            STATEMENT OF DIFFERENCES
                            ------------------------

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